        As filed with the Securities and Exchange Commission on October 11, 2006
                                            1933 Act Registration No. 333-135039
                                             1940 Act Registration No. 811-08517
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-4

          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 //

                       PRE-EFFECTIVE AMENDMENT NO. 2 /X/

                                       and

      REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 / /

                               AMENDMENT NO. 103 /X/

                    Lincoln Life Variable Annuity Account N
                           (Exact Name of Registrant)

                           Lincoln ChoicePlus Design

                  THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                              (Name of Depositor)

                           1300 South Clinton Street
                              Post Office Box 1110
                           Fort Wayne, Indiana 46801
              (Address of Depositor's Principal Executive Offices)

       Depositor's Telephone Number, Including Area Code: (260) 455-2000

                           Dennis L. Schoff, Esquire
                  The Lincoln National Life Insurance Company
                           1300 South Clinton Street
                              Post Office Box 1110
                              Fort Wayne, IN 46801
                    (Name and Address of Agent for Service)

                                    Copy to:

                          Mary Jo Ardington, Esquire
                  The Lincoln National Life Insurance Company
                           1300 South Clinton Street
                              Post Office Box 1110
                             Fort Wayne, IN 46801

            Approximate Date of Proposed Public Offering:
 As soon as practicable after the effective date of the Registration Statement.

                     Title of Securities being registered:
           Interests in a separate account under individual flexible
                  payment deferred variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) shall determine.

Lincoln ChoicePlusSM Design
Lincoln Life (Reg. TM) Variable Annuity Account N
Individual Variable Annuity Contracts
Home Office:
The Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, IN 46802-7866
www.LFG.com
1-888-868-2583

This prospectus describes individual flexible premium deferred variable annuity contracts that are issued by The Lincoln National Life Insurance Company (Lincoln Life). Three separate contracts are offered in this prospectus, each of which has different features and charges. You must choose from one of the following contracts:
 o Lincoln ChoicePlus Design 1 (standard)
 o Lincoln ChoicePlus Design 2 (4 year surrender charge)
 o Lincoln ChoicePlus Design 3 (3% enhancement)

In deciding which contract to purchase, you should consider which features are important to you, and the amount of separate account and withdrawal charges you are willing to bear relative to your needs. In deciding whether to purchase any of the optional benefits, you should consider the desirability of the benefit relative to its additional cost and to your needs.

These contracts are primarily for use with nonqualified plans and qualified retirement plans under Sections 408 (IRAs) and 408A (Roth IRAs) of the tax code. Generally, you do not pay federal income tax on the contract's growth until it is paid out. Qualified retirement plans already provide for tax deferral. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. The contract is designed to accumulate contract value and to provide retirement income that you cannot outlive or for an agreed upon time. These benefits may be a variable or fixed amount, if available, or a combination of both. If you die before the annuity commencement date, we will pay your beneficiary a death benefit. In the alternative, you generally may choose to receive a death benefit upon the death of the annuitant.

The minimum initial purchase payment for the contract is $10,000. Additional purchase payments may be made to the contract and must be at least $100 per payment ($25 if transmitted electronically), and at least $300 annually.

Except as noted below, you choose whether your contract value accumulates on a variable or a fixed (guaranteed) basis or both. Your contract may not offer a fixed account or if permitted by your contract, we may discontinue accepting purchase payments or transfers into the fixed side of the contract at any time. If any portion of your contract value is in the fixed account, we guarantee your principal and a minimum interest rate. For the life of your contract or during certain periods, we may impose restrictions on the fixed account. Also, an interest adjustment may be applied to any withdrawal, surrender or transfer from the fixed account before the expiration date of a guaranteed period.

Expenses for contracts offering a bonus credit may be higher. Because of this, the amount of the bonus credits may, over time, be offset by additional fees and charges.

All purchase payments (and any applicable bonus credits and persistency credits) for benefits on a variable basis will be placed in Lincoln Life (Reg.
TM) Variable Annuity Account N (variable annuity account [VAA]). The VAA is a segregated investment account of Lincoln Life (Reg. TM). You take all the investment risk on the contract value and the retirement income for amounts placed into one or more of the contract's variable options. If the subaccounts you select make money, your contract value goes up; if they lose money, it goes down. How much it goes up or down depends on the performance of the subaccounts you select. We do not guarantee how any of the variable options or their funds will perform. Also, neither the U.S. Government nor any federal agency insures or guarantees your investment in the contract. The contracts are not bank deposits and are not endorsed by any bank or government agency.



                                                                               1

The available funds are listed below:

AllianceBernstein Variable Products Series Fund (Class B):
     AllianceBernstein Global Technology Portfolio
     AllianceBernstein Growth and Income Portfolio
     AllianceBernstein International Value Portfolio
     AllianceBernstein Small/Mid Cap Value Portfolio
American Century Investments Variable Products (Class II):
     American Century Investments VP Inflation Protection Fund
American Funds Insurance SeriesSM (Class 2):
   American Funds Global Growth Fund
     American Funds Global Small Capitalization Fund
     American Funds Growth Fund
     American Funds Growth-Income Fund
     American Funds International Fund
Baron Capital Funds Trust (Insurance Shares):
     Baron Capital Asset Fund
Delaware VIP Trust (Service Class):
     Delaware VIP Capital Reserves Series
   Delaware VIP Diversified Income Series
     Delaware VIP High Yield Series
     Delaware VIP REIT Series
     Delaware VIP Trend Series
     Delaware VIP U.S. Growth Series
     Delaware VIP Value Series
DWS Investments VIT Funds (Class B):
     DWS Equity 500 Index VIP
     DWS Small Cap Index VIP
Fidelity (Reg. TM) Variable Insurance Products (Service Class 2):
     Fidelity (Reg. TM) VIP Contrafund Portfolio
     Fidelity (Reg. TM) VIP Growth Portfolio
     Fidelity (Reg. TM) VIP Mid Cap Portfolio
     Fidelity (Reg. TM) VIP Overseas Portfolio

Franklin Templeton Variable Insurance Products Trust (Class 2):
     FTVIPT Franklin Income Securities Fund
     FTVIPT Franklin Small-Mid Cap Growth Securities Fund FTVIPT Mutual Shares Securities Fund
     FTVIPT Templeton Global Income Securities Fund
     FTVIPT Templeton Growth Securities Fund
Lincoln Variable Insurance Products Trust (Service Class):
     Lincoln VIP Aggressive Growth Fund
     Lincoln VIP Bond Fund
     Lincoln VIP Capital Appreciation Fund
     Lincoln VIP Core Fund
     Lincoln VIP Equity-Income Fund
     Lincoln VIP Global Asset Allocation Fund
     Lincoln VIP Growth Fund
     Lincoln VIP Growth and Income Fund
     Lincoln VIP Growth Opportunities Fund
     Lincoln VIP International Fund
     Lincoln VIP Money Market Fund
     Lincoln VIP Social Awareness Fund
     Lincoln VIP Aggressive Profile Fund
     Lincoln VIP Conservative Profile Fund
     Lincoln VIP Moderate Profile Fund
     Lincoln VIP Moderately Aggressive Profile Fund
MFS (Reg. TM) Variable Insurance TrustSM (Service Class):
     MFS (Reg. TM) VIT Total Return Series
     MFS (Reg. TM) VIT Utilities Series
Neuberger Berman Advisers Management Trust (I Class):
     Neuberger Berman AMT Mid-Cap Growth Portfolio
     Neuberger Berman AMT Regency Portfolio

This prospectus gives you information about the contracts that you should know before you decide to buy a contract and make purchase payments. You should also review the prospectuses for the funds that accompany this prospectus, and keep all prospectuses for future reference.

Neither the SEC nor any state securities commission has approved this contract or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

More information about the contracts is in the current Statement of Additional Information (SAI), dated the same date as this prospectus. The SAI is incorporated by reference into this prospectus and is legally part of this prospectus. For a free copy of the SAI, write: The Lincoln National Life Insurance Company, PO Box 7866, Fort Wayne, IN 46802-7866, or call 1-888-868-2583. The SAI and other information about Lincoln Life (Reg. TM) and the VAA are also available on the SEC's website (http://www.sec.gov). There is a table of contents for the SAI on the last page of this prospectus.

___________

2

Table of Contents


Item                                                               Page
Special Terms                                                       4
Expense Tables                                                      5
Summary of Common Questions                                        11
The Lincoln National Life Insurance Company                        13
Variable Annuity Account (VAA)                                     14
Investments of the Variable Annuity Account                        14
Charges and Other Deductions                                       18
The Contracts                                                      23
 Contracts Offered in this Prospectus                              23
 Purchase Payments                                                 24
 Bonus Credits                                                     24
 Persistency Credits                                               25
 Transfers On or Before the Annuity Commencement Date              26
 Death Benefit                                                     28
 Investment Requirements                                           31
 Lincoln SmartSecurity (Reg. TM) Advantage                         32
 Surrenders and Withdrawals                                        38
 Distribution of the Contracts                                     40
 i4LIFE (Reg. TM) Advantage                                        40
 4LATERSM Advantage                                                45
 Guaranteed Income Benefit with i4LIFE (Reg. TM) Advantage         50
 Annuity Payouts                                                   51
 Fixed Side of the Contract                                        53
Federal Tax Matters                                                55
Additional Information                                             59
 Voting Rights                                                     59
 Return Privilege                                                  59
 Other Information                                                 60
 Legal Proceedings                                                 60
Contents of the Statement of Additional Information (SAI)
for Lincoln Life (Reg. TM) Variable Annuity Account N              61

                                                                               3

Special Terms
In this prospectus, the following terms have the indicated meanings:

4LATERSM Advantage or 4LATER - An option that provides an Income Base during the accumulation period, which can be used to establish a Guaranteed Income Benefit with i4LIFE (Reg. TM) Advantage in the future.

Account or variable annuity account (VAA) - The segregated investment account, Account N, into which we set aside and invest the assets for the variable side of the contract offered in this prospectus.

Accumulation unit - A measure used to calculate contract value for the variable side of the contract before the annuity commencement date.

Annuitant - The person upon whose life the annuity benefit payments are based, and upon whose life a death benefit may be paid.

Annuity commencement date - The valuation date when funds are withdrawn or converted into annuity units or fixed dollar payout for payment of retirement income benefits under the annuity payout option you select.

Annuity payout - An amount paid at regular intervals after the annuity commencement date under one of several options available to the annuitant and/or any other payee. This amount may be paid on a variable or fixed basis, or a combination of both.

Annuity unit - A measure used to calculate the amount of annuity payouts for the variable side of the contract after the annuity commencement date. See Annuity Payouts.

Beneficiary - The person you choose to receive any death benefit paid if you die before the annuity commencement date.

Bonus credit - If you select Design 3, the additional amount credited to the contract for each purchase payment.

Contractowner (you, your, owner) - The person who can exercise the rights within the contract (decides on investment allocations, transfers, payout option, designates the beneficiary, etc.). Usually, but not always, the contractowner is the annuitant.

Contract value (may be referenced to as account value in marketing materials) - At a given time before the annuity commencement date, the total value of all accumulation units for a contract plus the value of the fixed side of the contract, if any.

Contract year - Each one-year period starting with the effective date of the contract and starting with each contract anniversary after that.

Death benefit - Before the annuity commencement date, the amount payable to your designated beneficiary if the contractowner dies or, if selected, to the contractowner if the annuitant dies. See The Contracts - Death Benefit for a description of the various death benefit options.

Earnings - The excess of contract value over the sum of bonus credits, persistency credits and purchase payments which have not yet been withdrawn from the contract.

Free amount - The amount that may be withdrawn each contract year without incurring a surrender charge.

Guaranteed Income Benefits - Options that each provide a guaranteed minimum payout floor for the i4LIFE (Reg. TM) Advantage regular income payments.

i4LIFE (Reg. TM) Advantage - An income program which combines periodic variable lifetime income payments with the ability to make withdrawals during a defined period.

Lincoln Life (we, us, our) - The Lincoln National Life Insurance Company.

Lincoln SmartSecurity (Reg. TM) Advantage - Provides a Guaranteed Amount to access through periodic withdrawals.

Persistency credit - If you select Design 2 or Design 3, the additional amount credited to the contract after a specified contract anniversary.

Purchase payments - Amounts paid into the contract other than bonus credits and persistency credits.

Selling group individuals - A contractowner who meets one of the following criteria at the time of the contract purchase and who purchases the contract without the assistance of a sales representative under contract with us:
 o Employees and registered representatives of any member of the selling group (broker-dealers who have selling agreements with us for the Design products described in this prospectus) and their spouses and minor children
 o Officers, directors, trustees or bona-fide full-time employees and their spouses and minor children, of Lincoln Financial Group or any of the investment advisers of the funds currently being offered, or their affiliated or managed companies.

Subaccount - The portion of the VAA that reflects investments in accumulation and annuity units of a class of a particular fund available under the contracts. There is a separate subaccount which corresponds to each class of a fund.

Valuation date - Each day the New York Stock Exchange (NYSE) is open for trading.

Valuation period - The period starting at the close of trading (currently 4:00 p.m. New York time) on each day that the NYSE is open for trading (valuation date) and ending at the close of such trading on the next valuation date.


4

Expense Tables
The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract.

The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer contract value between investment options and/or the fixed account. State premium taxes may also be deducted.


Contractowner Transaction Expenses:



  o        Surrender charge (as a percentage of purchase payments surrendered/withdrawn):




  o        Design 1        Design 2        Design 3
           6.0%*           6.0%*           8.5%*

* The surrender charge percentage is reduced over time, depending on which contract you choose. The later the redemption occurs, the lower the surrender charge with respect to that surrender or withdrawal. We may reduce or waive this charge in certain situations. See Charges and Other Deductions - Surrender Charge.


We may apply the interest adjustment to amounts being withdrawn, surrendered or transferred from a guaranteed period account only (except for dollar cost averaging, portfolio rebalancing, cross-reinvestment, withdrawals up to the Maximum Annual Withdrawal amount under the Lincoln SmartSecurity (Reg. TM) Advantage and regular income payments under i4LIFE (Reg. TM) Advantage). See Fixed Side of the Contract.

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Annual Account Fee: $35*

*The account fee will be waived if your contract value is $100,000 or more at the end of any particular contract year. This account fee may be less in some states and will be waived after the fifteenth contract year.


Separate Account Annual Expenses (as a percentage of average daily net assets in the subaccounts):


                                         Account Value
                                         Death Benefit
                                         ---------------
Design 1 (standard):
Mortality and expense risk charge            1.00%
Administrative charge                        0.10%
Total annual charge for each
subaccount                                   1.10%
Design 2 (4 year surrender
charge):
Mortality and expense risk charge            1.45%
Administrative charge                        0.10%
Total annual charge for each
subaccount                                   1.55%
Design 3 (3% enhancement)
Mortality and expense risk charge            1.45%
Administrative charge                        0.10%
Total annual charge for each
subaccount                                   1.55%



Guarantee of           Enhanced Guaranteed
Principal Death        Minimum Death             Estate Enhancement
Benefit                Benefit (EGMDB)           Benefit (EEB)
-----------------      --------------------      -------------------
      1.05%                   1.30%                     1.50%
      0.10%                   0.10%                     0.10%
                                                                          --
      1.15%                   1.40%                     1.60%
      1.50%                   1.75%                     1.95%
      0.10%                   0.10%                     0.10%
      1.60%                   1.85%                     2.05%
      1.50%                   1.75%                     1.95%
      0.10%                   0.10%                     0.10%
      1.60%                   1.85%                     2.05%

Optional Rider Charges:

Lincoln SmartSecurity (Reg. TM) Advantage:


o        Guaranteed maximum annual
         percentage charge*
o        Current annual percentage charge*



                                                 Lincoln SmartSecurity (Reg. TM)        Lincoln SmartSecurity (Reg. TM)
          Lincoln SmartSecurity (Reg. TM)          Advantage - 1 Year Automatic          Advantage - 1 Year Automatic
            Advantage - 5 Year Elective                   Step-Up option                        Step-Up option
                   Step-Up option                         - Single Life                          - Joint Life
         ---------------------------------      ---------------------------------      --------------------------------
o
                      0.95%                                  1.50%                                  1.50%
o                     0.45%                                  0.65%                                  0.80%

*The annual percentage charge is assessed against the Guaranteed Amount (initial purchase payment and any bonus credit or contract value at the time of election) as adjusted for subsequent purchase payments, any bonus credits, step-ups and withdrawals. This charge is deducted from the contract value on a quarterly basis. See Charges and Other Deductions for further information.


                                                                               5


4LATERSM Advantage:



o        Guaranteed maximum annual
         percentage charge*                       1.50%
o        Current annual percentage charge*        0.50%

*The annual percentage charge for the 4LATERSM Advantage is multiplied by the Income Base (initial purchase payment or contract value at the time of election) as adjusted for purchase payments, any bonus credits, automatic 15% Enhancements, Resets and withdrawals. The 4LATERSM charge is deducted from the subaccounts on a quarterly basis.



Different fees and expenses may be imposed during a period in which regular income or annuity payouts are made. See The Contracts - i4LIFE (Reg. TM) Advantage including the Guaranteed Income Benefit Rider, 4LATERSM Advantage and Annuity Payouts.


The next item shows the minimum and maximum total annual operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The expenses are for the year ended December 31, 2005. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.



                                                      Minimum        Maximum
                                                     ---------      --------
Total Annual Fund Operating Expenses
(expenses that are deducted from fund assets,
including management fees, distribution and/or
service (12b-1) fees, and other expenses):           0.54%          6.86%
Net Total Annual Fund Operating Expenses
(after contractual waivers/reimbursements*):         0.53%          1.46%


* 18 of the funds have entered into contractual waiver or reimbursement arrangements that may reduce fund management and other fees and/or expenses during the period of the arrangement. These arrangements vary in length, but no arrangement will terminate before April 30, 2007.



6

The following table shows the expenses charged by each fund for the year ended December 31, 2005:


(as a percentage of each fund's average net assets):

                                                                            Management                    12b-1 Fees
                                                                           Fees (before                   (before any
                                                                           any waivers/                    waivers/
                                                                          reimbursements)      +        reimbursements)
AllianceBernstein Growth and Income Portfolio (Class B)                   0.55        %                 0.25        %
AllianceBernstein International Value Portfolio (Class B)                 0.75                          0.25
AllianceBernstein Small/Mid Cap Value Portfolio (Class B)                 0.75                          0.25
AllianceBernstein Global Technology Portfolio (Class B)                   0.75                          0.25
American Century Investments VP II Inflation Protection (Class II)        0.49                          0.25
American Funds Global Growth Fund (Class 2)(1)                            0.58                          0.25
American Funds Global Small Capitalization Fund (Class 2)(1)              0.74                          0.25
American Funds Growth Fund (Class 2)(1)                                   0.33                          0.25
American Funds Growth-Income Fund (Class 2)(1)                            0.28                          0.25
American Funds International Fund (Class 2)(1)                            0.52                          0.25
Baron Capital Asset Fund (Insurance Series)                               1.00                          0.25
Delaware VIP Capital Reserves Series (Service Class)(2)                   0.50                          0.30
Delaware VIP Diversified Income Series (Service Class) (3)                0.65                          0.30
Delaware VIP High Yield Series (Service Class)(4)                         0.65                          0.30
Delaware VIP Value Series (Service Class)(5)                              0.65                          0.30
Delaware VIP REIT Series (Service Class)(6)                               0.73                          0.30
Delaware VIP Trend Series (Service Class)(7)                              0.74                          0.30
Delaware VIP U.S. Growth Series (Service Class)(8)                        0.65                          0.30
DWS Equity 500 Index VIP (Class B)(9)                                     0.19                          0.25
DWS Small Cap Index VIP (Class B)                                         0.35                          0.25
Fidelity (Reg. TM) VIP Contrafund Portfolio (Service Class 2)(10)         0.57                          0.25
Fidelity (Reg. TM) VIP Growth Portfolio (Service Class 2)(11)             0.57                          0.25
Fidelity (Reg. TM) Mid Cap Portfolio (Service Class 2)(12)                0.57                          0.25
Fidelity (Reg. TM) VIP Overseas Portfolio (Service Class 2)(13)           0.72                          0.25
FTVIPT Franklin Income Securities Fund (Class 2)                          0.46                          0.25
FTVIPT Franklin Small-Mid Cap Growth Securities Fund (Class 2)(14)        0.48                          0.25
FTVIPT Mutual Shares Securities Fund (Class 2)                            0.60                          0.25
FTVIPT Templeton Global Income Securities Fund (Class 2)                  0.62                          0.25
FTVIPT Templeton Growth Securities Fund (Class 2)                         0.75                          0.25
Lincoln VIP Aggressive Growth Fund (Service Class)                        0.74                          0.25
Lincoln VIP Bond Fund (Service Class)                                     0.35                          0.25
Lincoln VIP Core Fund (Service Class)(15)                                 0.69                          0.25
Lincoln VIP Capital Appreciation Fund (Service Class)(16)                 0.74                          0.25
Lincoln VIP Equity-Income Fund (Service Class)(17)                        0.73                          0.25
Lincoln VIP Global Asset Allocation Fund (Service Class)                  0.74                          0.25
Lincoln VIP Growth Fund (Service Class)(18)                               0.74                          0.25
Lincoln VIP Growth and Income Fund (Service Class)                        0.33                          0.25
Lincoln VIP Growth Opportunities Fund (Service Class)(19)                 0.99                          0.25
Lincoln VIP International Fund (Service Class)                            0.76                          0.25
Lincoln VIP Money Market Fund (Service Class)                             0.44                          0.25
Lincoln VIP Social Awareness Fund (Service Class)                         0.35                          0.25
Lincoln VIP Conservative Profile Fund (Service Class)(20)                 0.25                          0.25
Lincoln VIP Moderate Profile Fund (Service Class)(20)                     0.25                          0.25



                                                                                   Other Expenses
                                                                                     (before any
                                                                                      waivers/
                                                                          +        reimbursements)      =
AllianceBernstein Growth and Income Portfolio (Class B)                            0.05        %
AllianceBernstein International Value Portfolio (Class B)                          0.12
AllianceBernstein Small/Mid Cap Value Portfolio (Class B)                          0.12
AllianceBernstein Global Technology Portfolio (Class B)                            0.17
American Century Investments VP II Inflation Protection (Class II)                 0.01
American Funds Global Growth Fund (Class 2)(1)                                     0.04
American Funds Global Small Capitalization Fund (Class 2)(1)                       0.05
American Funds Growth Fund (Class 2)(1)                                            0.02
American Funds Growth-Income Fund (Class 2)(1)                                     0.01
American Funds International Fund (Class 2)(1)                                     0.05
Baron Capital Asset Fund (Insurance Series)                                        0.09
Delaware VIP Capital Reserves Series (Service Class)(2)                            0.21
Delaware VIP Diversified Income Series (Service Class) (3)                         0.21
Delaware VIP High Yield Series (Service Class)(4)                                  0.13
Delaware VIP Value Series (Service Class)(5)                                       0.13
Delaware VIP REIT Series (Service Class)(6)                                        0.12
Delaware VIP Trend Series (Service Class)(7)                                       0.13
Delaware VIP U.S. Growth Series (Service Class)(8)                                 0.16
DWS Equity 500 Index VIP (Class B)(9)                                              0.28
DWS Small Cap Index VIP (Class B)                                                  0.16
Fidelity (Reg. TM) VIP Contrafund Portfolio (Service Class 2)(10)                  0.09
Fidelity (Reg. TM) VIP Growth Portfolio (Service Class 2)(11)                      0.10
Fidelity (Reg. TM) Mid Cap Portfolio (Service Class 2)(12)                         0.12
Fidelity (Reg. TM) VIP Overseas Portfolio (Service Class 2)(13)                    0.17
FTVIPT Franklin Income Securities Fund (Class 2)                                   0.02
FTVIPT Franklin Small-Mid Cap Growth Securities Fund (Class 2)(14)                 0.28
FTVIPT Mutual Shares Securities Fund (Class 2)                                     0.18
FTVIPT Templeton Global Income Securities Fund (Class 2)                           0.12
FTVIPT Templeton Growth Securities Fund (Class 2)                                  0.07
Lincoln VIP Aggressive Growth Fund (Service Class)                                 0.13
Lincoln VIP Bond Fund (Service Class)                                              0.06
Lincoln VIP Core Fund (Service Class)(15)                                          2.92
Lincoln VIP Capital Appreciation Fund (Service Class)(16)                          0.09
Lincoln VIP Equity-Income Fund (Service Class)(17)                                 0.07
Lincoln VIP Global Asset Allocation Fund (Service Class)                           0.19
Lincoln VIP Growth Fund (Service Class)(18)                                        2.48
Lincoln VIP Growth and Income Fund (Service Class)                                 0.05
Lincoln VIP Growth Opportunities Fund (Service Class)(19)                          5.62
Lincoln VIP International Fund (Service Class)                                     0.16
Lincoln VIP Money Market Fund (Service Class)                                      0.10
Lincoln VIP Social Awareness Fund (Service Class)                                  0.07
Lincoln VIP Conservative Profile Fund (Service Class)(20)                          2.01
Lincoln VIP Moderate Profile Fund (Service Class)(20)                              1.17



                                                                                                    Total
                                                                          Total Expenses         Contractual
                                                                            (before any            waivers/
                                                                             waivers/           reimbursements
                                                                          reimbursements)          (if any)
AllianceBernstein Growth and Income Portfolio (Class B)                   0.85        %
AllianceBernstein International Value Portfolio (Class B)                 1.12
AllianceBernstein Small/Mid Cap Value Portfolio (Class B)                 1.12
AllianceBernstein Global Technology Portfolio (Class B)                   1.17
American Century Investments VP II Inflation Protection (Class II)        0.75
American Funds Global Growth Fund (Class 2)(1)                            0.87
American Funds Global Small Capitalization Fund (Class 2)(1)              1.04
American Funds Growth Fund (Class 2)(1)                                   0.60
American Funds Growth-Income Fund (Class 2)(1)                            0.54
American Funds International Fund (Class 2)(1)                            0.82
Baron Capital Asset Fund (Insurance Series)                               1.34
Delaware VIP Capital Reserves Series (Service Class)(2)                   1.01                 -0.05        %
Delaware VIP Diversified Income Series (Service Class) (3)                1.16                 -0.12
Delaware VIP High Yield Series (Service Class)(4)                         1.08                 -0.05
Delaware VIP Value Series (Service Class)(5)                              1.08                 -0.05
Delaware VIP REIT Series (Service Class)(6)                               1.15                 -0.05
Delaware VIP Trend Series (Service Class)(7)                              1.17                 -0.05
Delaware VIP U.S. Growth Series (Service Class)(8)                        1.11                 -0.05
DWS Equity 500 Index VIP (Class B)(9)                                     0.72                 -0.19
DWS Small Cap Index VIP (Class B)                                         0.76
Fidelity (Reg. TM) VIP Contrafund Portfolio (Service Class 2)(10)         0.91
Fidelity (Reg. TM) VIP Growth Portfolio (Service Class 2)(11)             0.92
Fidelity (Reg. TM) Mid Cap Portfolio (Service Class 2)(12)                0.94
Fidelity (Reg. TM) VIP Overseas Portfolio (Service Class 2)(13)           1.14
FTVIPT Franklin Income Securities Fund (Class 2)                          0.73
FTVIPT Franklin Small-Mid Cap Growth Securities Fund (Class 2)(14)        1.01                 -0.02
FTVIPT Mutual Shares Securities Fund (Class 2)                            1.03
FTVIPT Templeton Global Income Securities Fund (Class 2)                  0.99
FTVIPT Templeton Growth Securities Fund (Class 2)                         1.07
Lincoln VIP Aggressive Growth Fund (Service Class)                        1.12
Lincoln VIP Bond Fund (Service Class)                                     0.66
Lincoln VIP Core Fund (Service Class)(15)                                 3.86                 -2.77
Lincoln VIP Capital Appreciation Fund (Service Class)(16)                 1.08                 -0.13
Lincoln VIP Equity-Income Fund (Service Class)(17)                        1.05                 -0.04
Lincoln VIP Global Asset Allocation Fund (Service Class)                  1.18
Lincoln VIP Growth Fund (Service Class)(18)                               3.47                 -2.36
Lincoln VIP Growth and Income Fund (Service Class)                        0.63
Lincoln VIP Growth Opportunities Fund (Service Class)(19)                 6.86                 -5.43
Lincoln VIP International Fund (Service Class)                            1.17
Lincoln VIP Money Market Fund (Service Class)                             0.79
Lincoln VIP Social Awareness Fund (Service Class)                         0.67
Lincoln VIP Conservative Profile Fund (Service Class)(20)                 2.51                 -1.23
Lincoln VIP Moderate Profile Fund (Service Class)(20)                     1.67                 -0.30



                                                                          Total Expenses
                                                                              (after
                                                                           Contractual
                                                                             waivers/
                                                                          reimbursements
                                                                                s)
AllianceBernstein Growth and Income Portfolio (Class B)
AllianceBernstein International Value Portfolio (Class B)
AllianceBernstein Small/Mid Cap Value Portfolio (Class B)
AllianceBernstein Global Technology Portfolio (Class B)
American Century Investments VP II Inflation Protection (Class II)
American Funds Global Growth Fund (Class 2)(1)
American Funds Global Small Capitalization Fund (Class 2)(1)
American Funds Growth Fund (Class 2)(1)
American Funds Growth-Income Fund (Class 2)(1)
American Funds International Fund (Class 2)(1)
Baron Capital Asset Fund (Insurance Series)
Delaware VIP Capital Reserves Series (Service Class)(2)                   0.96        %
Delaware VIP Diversified Income Series (Service Class) (3)                1.04
Delaware VIP High Yield Series (Service Class)(4)                         1.03
Delaware VIP Value Series (Service Class)(5)                              1.03
Delaware VIP REIT Series (Service Class)(6)                               1.10
Delaware VIP Trend Series (Service Class)(7)                              1.12
Delaware VIP U.S. Growth Series (Service Class)(8)                        1.06
DWS Equity 500 Index VIP (Class B)(9)                                     0.53
DWS Small Cap Index VIP (Class B)
Fidelity (Reg. TM) VIP Contrafund Portfolio (Service Class 2)(10)
Fidelity (Reg. TM) VIP Growth Portfolio (Service Class 2)(11)
Fidelity (Reg. TM) Mid Cap Portfolio (Service Class 2)(12)
Fidelity (Reg. TM) VIP Overseas Portfolio (Service Class 2)(13)
FTVIPT Franklin Income Securities Fund (Class 2)
FTVIPT Franklin Small-Mid Cap Growth Securities Fund (Class 2)(14)        0.99
FTVIPT Mutual Shares Securities Fund (Class 2)
FTVIPT Templeton Global Income Securities Fund (Class 2)
FTVIPT Templeton Growth Securities Fund (Class 2)
Lincoln VIP Aggressive Growth Fund (Service Class)
Lincoln VIP Bond Fund (Service Class)
Lincoln VIP Core Fund (Service Class)(15)                                 1.09
Lincoln VIP Capital Appreciation Fund (Service Class)(16)                 0.95
Lincoln VIP Equity-Income Fund (Service Class)(17)                        1.01
Lincoln VIP Global Asset Allocation Fund (Service Class)
Lincoln VIP Growth Fund (Service Class)(18)                               1.11
Lincoln VIP Growth and Income Fund (Service Class)
Lincoln VIP Growth Opportunities Fund (Service Class)(19)                 1.43
Lincoln VIP International Fund (Service Class)
Lincoln VIP Money Market Fund (Service Class)
Lincoln VIP Social Awareness Fund (Service Class)
Lincoln VIP Conservative Profile Fund (Service Class)(20)                 1.28
Lincoln VIP Moderate Profile Fund (Service Class)(20)                     1.37

                                                                               7


                                                                            Management                    12b-1 Fees
                                                                           Fees (before                   (before any
                                                                           any waivers/                    waivers/
                                                                          reimbursements)      +        reimbursements)
Lincoln VIP Moderately Aggressive Profile Fund (Service Class)(20)        0.25        %                 0.25        %
Lincoln VIP Aggressive Profile Fund (Service Class)(20)                   0.25                          0.25
MFS (Reg. TM) VIT Total Return Series (Service Class)(21)                 0.75                          0.25
MFS (Reg. TM) VIT Utilities Series (Service Class)(21)                    0.75                          0.25
Neuberger Berman AMT Mid-Cap Growth Portfolio (I Class)(22)               0.83                          0.00
Neuberger Berman AMT Regency Portfolio (I Class)(22)                      0.85                          0.00



                                                                                   Other Expenses
                                                                                     (before any
                                                                                      waivers/
                                                                          +        reimbursements)      =
Lincoln VIP Moderately Aggressive Profile Fund (Service Class)(20)                 1.36        %
Lincoln VIP Aggressive Profile Fund (Service Class)(20)                            2.57
MFS (Reg. TM) VIT Total Return Series (Service Class)(21)                          0.09
MFS (Reg. TM) VIT Utilities Series (Service Class)(21)                             0.15
Neuberger Berman AMT Mid-Cap Growth Portfolio (I Class)(22)                        0.10
Neuberger Berman AMT Regency Portfolio (I Class)(22)                               0.16



                                                                                                    Total
                                                                          Total Expenses         Contractual
                                                                            (before any            waivers/
                                                                             waivers/           reimbursements
                                                                          reimbursements)          (if any)
Lincoln VIP Moderately Aggressive Profile Fund (Service Class)(20)        1.86        %        -0.49        %
Lincoln VIP Aggressive Profile Fund (Service Class)(20)                   3.07                 -1.61
MFS (Reg. TM) VIT Total Return Series (Service Class)(21)                 1.09
MFS (Reg. TM) VIT Utilities Series (Service Class)(21)                    1.15
Neuberger Berman AMT Mid-Cap Growth Portfolio (I Class)(22)               0.93
Neuberger Berman AMT Regency Portfolio (I Class)(22)                      1.01



                                                                          Total Expenses
                                                                              (after
                                                                           Contractual
                                                                             waivers/
                                                                          reimbursements
                                                                                s)
Lincoln VIP Moderately Aggressive Profile Fund (Service Class)(20)        1.37        %
Lincoln VIP Aggressive Profile Fund (Service Class)(20)                   1.46
MFS (Reg. TM) VIT Total Return Series (Service Class)(21)
MFS (Reg. TM) VIT Utilities Series (Service Class)(21)
Neuberger Berman AMT Mid-Cap Growth Portfolio (I Class)(22)
Neuberger Berman AMT Regency Portfolio (I Class)(22)

(1) The investment adviser began waiving 5% of its management fees on September 1, 2004. Beginning April 1, 2005, this waiver increased to 10% and will continue at this level until further review. Total annual fund operating expenses do not reflect this waiver. The effect of the waiver on total operating expenses can be found in the Financial Highlights table in the Series prospectus and in the audited financial statements in the Series' annual report.

(2) The investment advisor for the Delaware VIP Capital Reserves Series is Delaware Management Company ("DMC"). For the period May 1, 2002 through April 30, 2006, the advisor contractually waived its management fee and/or reimbursed the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses and certain insurance expenses) would not exceed 0.80%. Effective May 1, 2006 through April 30, 2007, DMC has contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses, certain insurance expenses and 12b-1 fees) will not exceed 0.70%. Under its Management Agreement, the Series pays a management fee based on average daily net assets as follows: 0.50% on the first $500 million, 0.475% on the next $500 million, 0.45% on the next $1.5 billion, 0.425% on assets in excess of $2.5 billion, all per year. The Service Class shares are subject to an annual 12b-1 fee of not more than 0.30%. Effective May 1, 2006 through April 30, 2007, Delaware Distributors, L.P. has contracted to limit the Service Class shares 12b-1 fee to no more than 0.25% of average daily net assets.

(3) The investment advisor for the Delaware VIP Diversified Income Series is Delaware Management Company ("DMC"). Since inception through April 30, 2006, the advisor contractually waived its management fee and/or reimbursed the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses and certain insurance expenses) would not exceed 0.80%. Without such an arrangement, the total operating expense for the Series would have been 0.86% for the fiscal year 2005 (excluding 12b-1 fees). Effective May 1, 2006 through April 30, 2007, DMC has contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, Extraordinary expenses, certain insurance expenses and 12b-1 fees) will not exceed 0.81%. Under its Management Agreement, the Series pays a management fee based on average daily net assets as follows: 0.65% on the first $500 million, 0.60% on the next $500 million, 0.55% on the next $1.5 billion, 0.50% on assets in excess of $2.5 billion, all per year. The Service Class shares are subject to an annual 12b-1 fee of not more than 0.30%. Effective May 1, 2006 through April 30, 2007, Delaware Distributors, L.P. has contracted to limit the Service Class shares 12b-1 fee to no more than 0.25% of average daily net assets.

(4) The investment advisor for the Delaware VIP High Yield Series is Delaware Management Company ("DMC"). For the period May 1, 2002 through April 30, 2006, the advisor contractually waived its management fee and/or reimbursed the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses and certain insurance expenses) would not exceed 0.80%. Effective May 1, 2006 through April 30, 2007, DMC has contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses, certain insurance expenses and 12b-1 fees) will not exceed 0.78%. Under its Management Agreement, the Series pays a management fee based on average daily net assets as follows: 0.65% on the first $500 million, 0.60% on the next $500 million, 0.55% on the next $1.5 billion, 0.50% on assets in excess of $2.5 billion, all per year. The Service Class shares are subject to an annual 12b-1 fee of not more than 0.30%. Effective May 1, 2006 through April 30, 2007, Delaware Distributors, L.P. has contracted to limit the Service Class shares 12b-1 fee to no more than 0.25% of average daily net assets.

(5) The investment advisor for the Delaware VIP Value Series is Delaware Management Company ("DMC"). For the period May 1, 2002 through April 30, 2006, the advisor contractually waived its management fee and/or reimbursed the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses and certain insurance expenses) would not exceed 0.80%. In addition, for the period May 1, 2002 through April 30, 2006, DMC voluntarily elected to waive its management fee for this Series to 0.60%. Without such an arrangement, the total operating expense for the Series would have been 0.73% for the fiscal year 2005 (excluding 12b-1 fees). Effective May 1, 2006 through April 30, 2007, DMC has contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses, certain insurance expenses and 12b-1 fees) will not exceed 0.86%. Under its Management Agreement, the Series pays a management fee based on average daily net assets as follows: 0.65% on the first $500 million, 0.60% on the next $500 million, 0.55% on the next $1.5 billion, 0.50% on assets in excess of $2.5 billion, all per year. The Service Class shares are subject to an annual 12b-1 fee of not more than 0.30%. Effective May 1, 2006 through April 30, 2007, Delaware Distributors, L.P. has contracted to limit the Service Class shares 12b-1 fee to no more than 0.25% of average daily net assets.

(6) The investment advisor for the Delaware VIP REIT Series is Delaware Management Company ("DMC"). For the period May 1, 2002 through April 30, 2006, the advisor contractually waived its management fee and/or reimbursed the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses and certain insurance expenses) would not exceed 0.95%. Effective May 1, 2006 through April 30, 2007, DMC has contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses, certain insurance expenses and 12b-1 fees) will not exceed 1.00%. Under its Management Agreement, the Series pays a management fee based on average daily net assets as follows: 0.75% on the first $500 million, 0.70% on the next $500 million, 0.65% on the next $1.5 billion, 0.60% on assets in excess of $2.5 billion, all per year. The Service Class shares are subject to an annual 12b-1 fee of not more than 0.30%. Effective May 1, 2006 through April 30, 2007, Delaware Distributors, L.P. has contracted to limit the Service Class shares 12b-1 fee to no more than 0.25% of average daily net assets.

(7) The investment advisor for the Delaware VIP Trend Series is Delaware Management Company ("DMC"). For the period May 1, 2002 through April 30, 2006, the advisor contractually waived its management fee and/or reimbursed the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses and



8

   certain insurance expenses) would not exceed 0.95%. Effective May 1, 2006 through April 30, 2007, DMC has contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses, certain insurance expenses and 12b-1 fees) will not exceed 0.92%. Under its Management Agreement, the Series pays a management fee based on average daily net assets as follows: 0.75% on the first $500 million, 0.70% on the next $500 million, 0.65% on the next $1.5 billion, 0.60% on assets in excess of $2.5 billion, all per year. The Service Class shares are subject to an annual 12b-1 fee of not more than 0.30%. Effective May 1, 2006 through April 30, 2007, Delaware Distributors, L.P. has contracted to limit the Service Class shares 12b-1 fee to no more than 0.25% of average daily net assets.

(8) The investment advisor for the Delaware VIP US Growth Series is Delaware Management Company ("DMC"). For the period May 1, 2002 through April 30, 2006, the advisor contractually waived its management fee and/or reimbursed the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses and certain insurance expenses) would not exceed 0.80%. Effective May 1, 2006 through April 30, 2007, DMC has contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses, certain insurance expenses and 12b-1 fees) will not exceed 0.87%. Under its Management Agreement, the Series pays a management fee based on average daily net assets as follows: 0.65% on the first $500 million, 0.60% on the next $500 million, 0.55% on the next $1.5 billion, 0.50% on assets in excess of $2.5 billion, all per year. The Service Class shares are subject to an annual 12b-1 fee of not more than 0.30%. Effective May 1, 2006 through April 30, 2007, Delaware Distributors, L.P. has contracted to limit the Service Class shares 12b-1 fee to no more than 0.25% of average daily net assets.

(9) Effective September 19, 2005, the Advisor has contractually agreed to waive its fees and/or reimburse expenses of the Fund, to the extent necessary, to limit all expenses to 0.28% for Class A and 0.53% for Class B shares until April 30, 2009.

(10) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. In addition, through arrangements with the funds' custodian, credits realized as a result of uninvested cash balances are used to reduce the fund's custodian expenses. Including thee reductions, the total class operating expenses would have been 0.64% for initial class; 0.74% for service class; and 0.89% for service class 2. These offsets may be discontinued at any time.

(11) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the fund's custodian expenses. Including these reductions, the total class operating expenses would have been 0.63% for initial class; 0.73% for service class; and 0.88% for service class 2. These offsets may be discontinued at any time.

(12) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the fund's custodian expenses. Including these reductions, the total class operating expenses would have been 0.64% for initial class; 0.74% for service class; and 0.89% for service class 2. These offsets may be discontinued at any time.

(13) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the fund's custodian expenses. Including these reductions, the total class operating expenses would have been 0.82% for initial class; 0.92% for service class; and 1.07% for service class 2. These offsets may be discontinued at any time.

(14) The Fund's manager had agreed in advance to reduce its fees with respect to assets invested by the Fund in a Franklin Templeton Money Market Fund for cash management. This arrangement will continue for as long as the Fund invests in the Money Market Fund.

(15) Lincoln Life has contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses exceed 0.84% standard class and 1.09% service class of average daily net assets. The Agreement will continue at least through April 30, 2007, and renew automatically for one-year terms unless Lincoln Life provides written notice of termination to the Fund.

(16) Effective May 1, 2005, the adviser has contractually agreed to waive the following portion of its advisory fee for the Fund: 0.15% of the first $100,000,000 of average net assets of the Fund; 0.10% of the next $150,000,000 of average daily net assets of the Fund; 0.15% of the next $250,000,000 of average daily net assets of the Fund; 0.10% of the next $250,000,000 of average daily net assets of the Fund; 0.15% of the next $750,000,000 of average daily net assets of the Fund; and 0.20% of the excess over $1,500,000,000 of average daily net assets of the Fund. The fee waiver will continue at least through April 30, 2007, and renew automatically for one-year terms unless the adviser provides written notice of termination to the Fund.

(17) Effective May 1, 2005 the adviser has contractually agreed to waive the following portion of its advisory fee for the Fund: 0.0% on the first $250,000,000 of average daily net assets of the Fund; 0.05% on the next $500,000,000 of average daily net assets of the Fund; and 0.10% of the excess over $750,000,000 of average daily net assets of the Fund. The waiver will continue at least through April 30, 2007, and renew automatically for one-year terms unless the adviser provides written notice of termination to the Fund.

(18) Lincoln Life has contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses exceed 0.86% standard class and 1.11% service class of average daily net assets. The Agreement will continue at least through April 30, 2007, and renew automatically for one-year terms unless Lincoln Life provides written notice of termination to the Fund.

(19) Lincoln Life has contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses exceed 1.18% standard class and 1.43% service class of average daily net assets. The Agreement will continue at least through April 30, 2007, and renew automatically for one-year terms unless Lincoln Life provides written notice of termination to the Fund.


(20) The "Other Expenses" column reflects the expenses of the particular Lincoln Profile Fund (Conservative 1.28%; Moderate 0.35%; Moderately Aggressive 0.54%; Aggressive 1.66%) and the estimated fees and expenses of the underlying funds invested in by the Profile Funds (Conservative 0.73%; Moderate 0.82%; Moderately Aggressive 0.82%; Aggressive 0.91%). The estimated underlying fund fees and expenses are based on the 2005 fees and expenses of the underlying funds that were owned by each Profile Fund on December 31, 2005. Each Profile Fund's expense ratio will vary based on the actual allocations to the underlying funds that occurred throughout the year. The total expenses of the underlying funds for all Lincoln Profile Funds range from 0.41% to 1.47%. In addition, Lincoln Life has contractually agreed to reimburse each Profile Fund to the extent that the Total Expenses (excluding underlying fund fees and expenses) exceed 0.55%. This Agreement will continue at least through April 30, 2007 and will renew automatically for one-year terms unless Lincoln Life provides written notice of termination to the Funds.


(21) Each series has adopted a distribution plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sale and distribution of service class shares (these fees are referred to as distribution fees). Each series has an expense offset arrangement that reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent, and may have entered into brokerage arrangements, that reduced or recaptured series' expenses. Any such expense reductions are not reflected in the table. Had these expense reductions been taken into account, "Net Expenses" would be lower. MFS has contractually agreed to bear the series' expenses such that "Other Expenses" (determined without giving effect to the expense reduction arrangements described above), do not exceed 0.15% annually. This expense limitation arrangement excludes management fees, taxes, extraordinary expenses, brokerage and transaction costs and expenses associated with the series' investing activities. This contractual fee arrangement will continue until at least April 30, 2007, unless earlier terminated or revised with the consent of the Board of Trustees which oversees the series.


                                                                               9

(22) Neuberger Berman Management Inc. ("NBMI") has undertaken through December 31, 2009 to waive fees and/or reimburse certain operating expenses, including the compensation of NBMI (except with respect to Balanced, Limited Maturity Bond, Mid-Cap Growth, and Partners Portfolios) and excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate, 1% of average daily net asset value of the Balanced, Limited Maturity Bond, Mid-Cap Growth and Partners Portfolios; and 1.50% of the average daily net asset value of the Regency Portfolio. The expense limitation arrangements for the Portfolios are contractual and any excess expenses can be repaid to NBMI within three years of the year incurred, provided such recoupment would not cause a Portfolio to exceed its respective limitation. Net expenses for the Socially Responsive Portfolio were subject to a contractual expense limitation of 1.50% for the year ended December 31, 2005.


For information concerning compensation paid for the sale of the contracts, see Distribution of the Contracts.



10

EXAMPLES

This Example of a Design 3 contract is intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contractowner transaction expenses, contract fees, separate account annual expenses, and fund fees and expenses.

The Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year, the maximum fees and expenses of any of the funds and that the EEB death benefit and 4LATERSM Advantage at the guaranteed maximum charge are in effect. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:


1) If you surrender your contract at the end of the applicable time period:



   1 year         3 years        5 years        10 years
-----------      ---------      ---------      ---------
   $1,877         $3,678         $5,347         $9,156

2) If you annuitize or do not surrender your contract at the end of the applicable time period:



   1 year         3 years        5 years        10 years
-----------      ---------      ---------      ---------
   $1,027         $2,978         $4,847         $9,156

For more information, see Charges and Other Deductions in this prospectus, and the prospectuses for the funds. Premium taxes may also apply, although they do not appear in the examples. The examples do not reflect any applicable bonus credits or persistency credits. Different fees and expenses not reflected in the examples may be imposed during a period in which regular income or annuity payouts are made. See The Contracts - i4LIFE (Reg. TM) Advantage including the Guaranteed Income Benefit Rider, 4LATERSM Advantage and Annuity Payouts. These examples should not be considered a representation of past or future expenses. Actual expenses may be more or less than those shown.



Summary of Common Questions
What kind of contract am I buying? It is an individual variable and interest adjusted, if applicable, annuity contract between you and Lincoln Life (Reg.
TM). This prospectus primarily describes the variable side of the contract. You may purchase any one of the contracts offered in this prospectus: Lincoln ChoicePlus Design 1 (standard), Lincoln ChoicePlus Design 2 (4 year surrender charge), and Lincoln ChoicePlus Design 3 (3% enhancement). See The Contracts - Contracts Offered in this Prospectus. The contract and certain riders, benefits, service features and enhancements may not be available in all states, and the charges may vary in certain states. You should refer to your contract for any state specific provisions. Please check with your investment representative regarding their availability.

What is the variable annuity account (VAA)? It is a separate account we established under Indiana insurance law, and registered with the SEC as a unit investment trust. VAA assets are allocated to one or more subaccounts, according to your investment choices. VAA assets are not chargeable with liabilities arising out of any other business which we may conduct. See Variable Annuity Account.

What are Investment Requirements? If you elect 4LATERSM Advantage, the Lincoln SmartSecurity (Reg. TM) Advantage, or i4LIFE (Reg. TM) Advantage with the Guaranteed Income Benefit, you will be subject to certain requirements for your subaccount investments. You may be limited in how much you can invest in certain subaccounts. We do not plan to enforce these Investment Requirements at this time. See The Contracts - Investment Requirements.

What are my investment choices? Based upon your instruction for purchase payments, the VAA applies your purchase payments, bonus credits and persistency credits, if applicable, to buy shares in one or more of the investment options. See Investments of the Variable Annuity Account - Description of the Funds.

Who invests my money? Several different investment advisers manage the investment options. See Investments of the Variable Annuity Account - Description of the Funds.


How does the contract work? If we approve your application, we will send you a contract. When you make purchase payments during the accumulation phase, you buy accumulation units. If you choose Design 3, you also receive bonus credits. If you decide to receive an annuity payout, your accumulation units are converted to annuity units. Your annuity payouts will be based on the number of annuity units you received and the value of each annuity unit on payout days. See The Contracts.

What charges do I pay under the contract? If you withdraw purchase payments, you may pay a surrender charge of a certain percentage of the surrendered or withdrawn purchase payment, depending upon which contract you have purchased, and how long those payments have been invested in the contract. For purposes of calculating surrender charges, we assume that all withdrawals prior to the seventh anniversary of Design 1 and Design 3 (and the fourth anniversary of Design 2) come first from purchase payments. We may waive surrender charges in certain situations. See Charges and Other Deductions-Surrender Charge.



                                                                              11


We will deduct any applicable premium tax from purchase payments or contract value at the time the tax is incurred or at another time we choose.

See Expense Tables and Charges and Other Deductions for the fees and expenses in these contracts.


The funds' investment management fees, expenses and expense limitations, if applicable, are more fully described in the prospectuses for the funds.

The surrender, withdrawal or transfer of value from a fixed account guaranteed period may be subject to the interest adjustment, if applicable. See Fixed Side of the Contract.

Charges may also be imposed during the regular income or annuity payout period, including i4LIFE (Reg. TM) Advantage, if elected. See The Contracts and Annuity Payouts.

For information about the compensation we pay for sales of contracts, see The Contracts - Distribution of the Contracts.

What purchase payments do I make, and how often? Subject to the minimum and maximum payment amounts, your payments are completely flexible. See The Contracts - Purchase Payments.

What is a bonus credit and a persistency credit? If you purchase Design 3, when purchase payments are made, we will credit an additional 3% to the contract, known as a bonus credit. The amount of the bonus credit is calculated as a percentage of the purchase payments. All bonus credits become part of the contract value at the same time as the corresponding purchase payments. Bonus credits are not considered to be purchase payments. See The Contracts - Bonus Credits.

If you purchase Design 2, a persistency credit of 0.1125% of contract value less purchase payments that have been in the contract less than four years will be credited on a quarterly basis after the fourth anniversary. See The Contracts - Persistency Credits.

If you purchase Design 3, a persistency credit of 0.1125% of contract value less purchase payments that have been in the contract less than seven years will be credited on a quarterly basis after the seventh anniversary. See The Contracts - Persistency Credits.

Annuity contracts that have no provision for bonus credits or persistency credits may have lower mortality and expense risk charges and/or lower surrender charges. During the surrender charge period, the amount of bonus credit may be more than offset by higher surrender charges associated with the bonus credit. Persistency credits, when available, are designed to fully or partially offset these additional charges. We encourage you to talk with your financial adviser and determine which annuity contract is most appropriate for you.

How will my annuity payouts be calculated? If you decide to annuitize, you may select an annuity option and start receiving annuity payouts from your contract as a fixed option or variable option or a combination of both. See Annuity Payouts - Annuity Options. Remember that participants in the VAA benefit from any gain, and take a risk of any loss, in the value of the securities in the funds' portfolios.

What is i4LIFE (Reg. TM) Advantage? i4LIFE (Reg. TM) Advantage is an income program that provides periodic variable lifetime income payments, a death benefit, and the ability to make purchase payments (IRA contracts only) and withdrawals during a defined period of time. We assess a charge, imposed only during the i4LIFE (Reg. TM) Advantage payout phase, based on the i4LIFE (Reg.
TM) Advantage death benefit you choose and whether or not the Guaranteed Income Benefit is in effect.

What happens if I die before I annuitize? Your beneficiary will receive death benefit proceeds based upon the death benefit you select. Your beneficiary has options as to how the death benefit is paid. In the alternative, you may choose to receive a death benefit on the death of the annuitant. See The Contracts - Death Benefit.

May I transfer contract value between variable options and between the variable and fixed sides of the contract? Yes, subject to currently effective restrictions. For example, transfers made before the annuity commencement date are generally restricted to no more than twelve (12) per contract year. If permitted by your contract, we may discontinue accepting transfers into the fixed side of the contract at any time. See The Contracts - Transfers On or Before the Annuity Commencement Date and Transfers After the Annuity Commencement Date.

What is the Lincoln SmartSecurity (Reg. TM) Advantage? This benefit, which may be available for purchase at an additional charge, provides a Guaranteed Amount equal to the initial purchase payment and its corresponding bonus credit, if applicable, (or contract value at the time of election) as adjusted. You may access this benefit through periodic withdrawals. There are two options available to reset the Guaranteed Amount to the current contract value. See The Contracts - Lincoln SmartSecurity (Reg. TM) Advantage.

What is 4LATERSM Advantage? 4LATERSM Advantage, which may be available for purchase at an additional charge, is a way to guarantee today a minimum payout floor in the future for the i4LIFE (Reg. TM) Advantage regular income payments. 4LATERSM Advantage provides an initial Income Base that is guaranteed to increase at a specified percentage over the accumulation period of the annuity. See The Contracts - 4LATERSM Advantage.


12

What are the Guaranteed Income Benefits? The Guaranteed Income Benefits provide a minimum payout floor for your i4LIFE (Reg. TM) regular income payments. They are available either through 4LATERSM Advantage or may be purchased at the time you elect i4LIFE (Reg. TM) Advantage. See The Contracts - i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit and 4LATERSM Advantage Guaranteed Income Benefit.

May I surrender the contract or make a withdrawal? Yes, subject to contract requirements and to the restrictions of any qualified retirement plan for which the contract was purchased. See The Contracts - Surrenders and Withdrawals. If you surrender the contract or make a withdrawal, certain charges may apply. See Charges and Other Deductions. A portion of surrender or withdrawal proceeds may be taxable. In addition, if you decide to take a distribution before age 591/2, a 10% Internal Revenue Service (IRS) tax penalty may apply. A surrender or a withdrawal also may be subject to 20% withholding. See Federal Tax Matters.

Do I get a free look at this contract? Yes. You can cancel the contract within ten days (in some states longer) of the date you first receive the contract. You need to return the contract, postage prepaid, to our Home office. In most states you assume the risk of any market drop on purchase payments you allocate to the variable side of the contract. We will not refund any applicable bonus credits credited to your contract value if you elect to cancel your contract; however, we will assume the risk of investment loss on the bonus credits. See Return Privilege.

Where may I find more information about accumulation unit values? Because the subaccounts which are available under the contracts did not begin operation before the date of this Prospectus, financial information for the subaccounts is not included in this Prospectus or in the SAI.



Investment Results
At times, the VAA may compare its investment results to various unmanaged indices or other variable annuities in reports to shareholders, sales literature and advertisements. The results will be calculated on a total return basis for various periods, with or without contingent deferred sales charges. Results calculated without contingent deferred sales charges will be higher. Total returns include the reinvestment of all distributions, which are reflected in changes in unit value. The money market subaccount's yield is based upon investment performance over a 7-day period, which is then annualized.

During extended periods of low interest rates, the yields of any subaccount investing in a money market fund may also become extremely low and possibly negative.

The money market yield figure and annual performance of the subaccounts are based on past performance and do not indicate or represent future performance.



Financial Statements
The financial statements of the VAA and for us are located in the SAI. If you would like a free copy of the SAI, complete and mail the request on the last page of this prospectus, or call 1-888-868-2583.



The Lincoln National Life Insurance Company
The Lincoln National Life Insurance Company (Lincoln Life), organized in 1905, is an Indiana-domiciled insurance company, engaged primarily in the direct issuance of life insurance contracts and annuities. Lincoln Life is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln Life is obligated to pay all amounts promised to policy owners under the policies.

Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Lincoln Financial Group sells a wide variety of financial products and solutions through financial advisors: mutual funds, managed accounts, retirement solutions, life insurance, 401(k) and 403(b) plans, savings plans, institutional investments and comprehensive financial planning and advisory services.

On April 3, 2006, Jefferson-Pilot Corporation ("Jefferson-Pilot"), a North Carolina corporation, merged with and into Lincoln JP Holdings, L.P., a wholly owned subsidiary of LNC, the parent company of Lincoln Life, pursuant to a merger agreement among LNC, Jefferson-Pilot, Quartz Corporation, and Lincoln JP Holdings, L.P., dated October 9, 2005, as amended. Lincoln JP Holdings, L.P. is the surviving entity. More information about the merger as well as a copy of the merger agreement can be found in Amendment No. 1 to the Form S-4 (Reg. No. 333-130226) filed by LNC with the SEC. Lincoln Life's obligations as set forth in your variable annuity contract, prospectus and Statement of Additional Information have not changed as a result of this merger.


                                                                              13

Variable Annuity Account (VAA)
On November 3, 1997, the VAA was established as an insurance company separate account under Indiana law. It is registered with the SEC as a unit investment trust under the provisions of the Investment Company Act of 1940 (1940 Act). The SEC does not supervise the VAA or Lincoln Life (Reg. TM). The VAA is a segregated investment account, meaning that its assets may not be charged with liabilities resulting from any other business that we may conduct. Income, gains and losses, whether realized or not, from assets allocated to the VAA are, in accordance with the applicable annuity contracts, credited to or charged against the VAA. They are credited or charged without regard to any other income, gains or losses of Lincoln Life (Reg. TM). We are the issuer of the contracts and the obligations set forth in the contract, other than those of the contractowner, are ours. The VAA satisfies the definition of a separate account under the federal securities laws. We do not guarantee the investment performance of the VAA. Any investment gain or loss depends on the investment performance of the funds. You assume the full investment risk for all amounts placed in the VAA.

The VAA is used to support other annuity contracts offered by us in addition to the contracts described in this prospectus. The other annuity contracts supported by the VAA generally invest in the same funds as the contracts described in this prospectus. These other annuity contracts may have different charges that could affect the performance of their subaccounts, and they offer different benefits.



Investments of the Variable Annuity Account
You decide the subaccount(s) to which you allocate purchase payments. For owners of the Design 3 contract, bonus credits are allocated to the subaccounts at the same time and at the same percentage as the purchase payments being made. There is a separate subaccount which corresponds to each class of each fund. You may change your allocation without penalty or charges. Shares of the funds will be sold at net asset value with no initial sales charge to the VAA in order to fund the contracts. The funds are required to redeem fund shares at net asset value upon our request.


Investment Advisers

As compensation for its services to the fund, the investment adviser receives a fee from the fund which is accrued daily and paid monthly. This fee is based on the net assets of each fund, as defined in the prospectus for the fund.


Administrative, Marketing and Support Service Fees

With respect to a fund, including affiliated funds, the adviser and/or distributor, or an affiliate thereof, may compensate us (or an affiliate) for administrative, distribution, or other services. It is anticipated that such compensation will be based on a percentage of assets of the particular fund attributable to the contracts along with certain other variable contracts issued or administered by us (or an affiliate). These percentages are negotiated and vary with each fund. Some funds may compensate us significantly more than other funds and the amount we receive may be substantial. These percentages currently range up to 0.48%, and as of the date of this prospectus, we were receiving compensation from each fund family. We (or our affiliates) may profit from these fees or use these fees to defray the costs of distributing the contract. Additionally, a fund's adviser and/or distributor or its affiliates may provide us with certain services that assist us in the distribution of the contracts and may pay us and/or certain affiliates amounts for marketing programs and sales support, as well as amounts to participate in training and sales meetings.

The AllianceBernstein, American Century, American Funds, Baron, Delaware, DWS, Fidelity, Franklin Templeton, Lincoln and MFS Funds offered as part of this contract make payments to us under their distribution plans (12b-1 plans) in consideration of services provided and expenses incurred by us in distributing Fund shares. The payment rates range up to 0.30% based on the amount of assets invested in those Funds. Payments made out of the assets of the fund will reduce the amount of assets that otherwise would be available for investment, and will reduce the return on your investment. The dollar amount of future asset-based fees is not predictable because these fees are a percentage of the fund's average net assets, which can fluctuate over time. If, however, the value of the fund goes up, then so would the payment to us (or our affiliates). Conversely, if the value of the funds goes down, payments to us or our affiliates would decrease.


Description of the Funds

Each of the subaccounts of the VAA is invested solely in shares of one of the funds available under the contract. Each fund may be subject to certain investment policies and restrictions which may not be changed without a majority vote of shareholders of that fund.

We select the funds offered through the contract based on several factors, including, without limitation, asset class coverage, the strength of the manager's reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Another factor we consider during the initial selection process is whether the fund or an affiliate of the fund will compensate us for providing administrative, marketing, and/or support services that would otherwise be provided by the fund, the fund's investment advisor, or its distributor. We review each fund periodically after it is selected. Upon review, we may remove a fund or restrict allocation of additional purchase payments to a fund if we determine the fund no longer meets one or more of the factors


14

and/or if the fund has not attracted significant contractowner assets. Finally, when we develop a variable annuity product in cooperation with a fund family or distributor (e.g., a "private label" product), we generally will include funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from our selection criteria.

Certain funds offered as part of this contract have similar investment objectives and policies to other portfolios managed by the adviser. The investment results of the funds, however, may be higher or lower than the other portfolios that are managed by the adviser or sub-adviser. There can be no assurance, and no representation is made, that the investment results of any of the funds will be comparable to the investment results of any other portfolio managed by the adviser or sub-adviser, if applicable.

Following are brief summaries of the fund description. More detailed information may be obtained from the current prospectus for the fund which accompanies this booklet. You should read each fund prospectus carefully before investing. Please be advised that there is no assurance that any of the funds will achieve their stated objectives.


 FUND NAME                                                   FUND DESCRIPTION
AllianceBernstein Global Technology Portfolio               Maximum capital appreciation
 AllianceBernstein Growth and Income Portfolio               Growth and income
AllianceBernstein International Value Portfolio             Long-term growth
 AllianceBernstein Small/Mid Cap Value Portfolio             Long-term growth
American Century Investments VP Inflation Protection        Long-term total return
Fund
 American Funds Global Growth Fund                           Long-term growth
American Funds Global Small Capitalization Fund             Long-term growth
 American Funds Growth Fund                                  Long-term growth
American Funds Growth-Income Fund                           Growth and income
 American Funds International Fund                           Long-term growth
Baron Capital Asset Fund                                    Maximum capital appreciation
 Delaware VIP Capital Reserves Series                        Current income
Delaware VIP Diversified Income Series                      Total return
 Delaware VIP High Yield Series                              Capital appreciation
Delaware VIP REIT Series                                    Total return
 Delaware VIP Trend Series                                   Capital appreciation
Delaware VIP U.S. Growth Series                             Capital appreciation
 Delaware VIP Value Series                                   Long-term capital appreciation
DWS Equity 500 Index VIP Fund                               Capital appreciation



 FUND NAME                                                   MANAGER
AllianceBernstein Global Technology Portfolio               AllianceBernstein, L.P.
 AllianceBernstein Growth and Income Portfolio               AllianceBernstein, L.P.
AllianceBernstein International Value Portfolio             AllianceBernstein, L.P.
 AllianceBernstein Small/Mid Cap Value Portfolio             AllianceBernstein, L.P.
American Century Investments VP Inflation Protection        American Century
Fund
 American Funds Global Growth Fund                           Capital Research and Management Company
American Funds Global Small Capitalization Fund             Capital Research and Management Company
 American Funds Growth Fund                                  Capital Research and Management Company
American Funds Growth-Income Fund                           Capital Research and Management Company
 American Funds International Fund                           Capital Research and Management Company
Baron Capital Asset Fund                                    BAMCO, Inc.
 Delaware VIP Capital Reserves Series                        Delaware Management Company
Delaware VIP Diversified Income Series                      Delaware Management Company
 Delaware VIP High Yield Series                              Delaware Management Company
Delaware VIP REIT Series                                    Delaware Management Company
 Delaware VIP Trend Series                                   Delaware Management Company
Delaware VIP U.S. Growth Series                             Delaware Management Company
 Delaware VIP Value Series                                   Delaware Management Company
DWS Equity 500 Index VIP Fund                               Deutsche Asset Management Inc.
                                                            Sub-advised by Northern Trust Investments,
                                                            Inc.

                                                                              15


 FUND NAME                                                     FUND DESCRIPTION
DWS Small Cap Index VIP Fund                                  Capital appreciation
 Fidelity (Reg. TM) VIP Contrafund (Reg. TM) Portfolio         Long-term capital appreciation
Fidelity (Reg. TM) VIP Growth Portfolio                       Capital appreciation
 Fidelity (Reg. TM) VIP Mid Cap Portfolio                      Long-term growth
Fidelity (Reg. TM) VIP Overseas Portfolio                     Long-term growth
 FTVIPT Franklin Income Securities Fund                        Current income
FTVIPT Franklin Small-Mid Cap Growth Securities Fund          Long-term growth
 FTVIPT Mutual Shares Securities Fund                          Capital appreciation
FTVIPT Templeton Global Income Securities Fund                Total return
 FTVIPT Templeton Growth Securities Fund                       Long-term growth
Lincoln VIP Aggressive Growth Fund                            Maximum capital appreciation
 Lincoln VIP Bond Fund                                         Current income
Lincoln VIP Capital Appreciation Fund                         Long-term growth
 Lincoln VIP Core Fund                                         Capital appreciation
Lincoln VIP Equity-Income Fund                                Income
 Lincoln VIP Global Asset Allocation Fund                      Total return
Lincoln VIP Growth Fund                                       Long-term growth
 Lincoln VIP Growth & Income Fund                              Capital appreciation



 FUND NAME                                                     MANAGER
DWS Small Cap Index VIP Fund                                  Deutsche Asset Management Inc.
                                                              Sub-advised by Northern Trust Investments,
                                                              Inc.
 Fidelity (Reg. TM) VIP Contrafund (Reg. TM) Portfolio         Fidelity Management and Research
                                                              Company
Fidelity (Reg. TM) VIP Growth Portfolio                       Fidelity Management and Research
                                                              Company
 Fidelity (Reg. TM) VIP Mid Cap Portfolio                      Fidelity Management and Research
                                                              Company
Fidelity (Reg. TM) VIP Overseas Portfolio                     Fidelity Management and Research
                                                              Company
 FTVIPT Franklin Income Securities Fund                        Franklin Advisers, Inc.
FTVIPT Franklin Small-Mid Cap Growth Securities Fund          Franklin Advisers, Inc.
 FTVIPT Mutual Shares Securities Fund                          Franklin Mutual Advisors, LLC
FTVIPT Templeton Global Income Securities Fund                Templeton Global Advisors Limited
 FTVIPT Templeton Growth Securities Fund                       Templeton Global Advisors Limited
Lincoln VIP Aggressive Growth Fund                            Delaware Management Company
                                                              Sub-advised by T. Rowe Price Associates,
                                                              Inc.
 Lincoln VIP Bond Fund                                         Delaware Management Company
Lincoln VIP Capital Appreciation Fund                         Delaware Management Company
                                                              Sub-advised by Janus Capital Management
                                                              LLC
 Lincoln VIP Core Fund                                         Delaware Management Company
                                                              Sub-advised by Salomon Brothers Asset
                                                              Management Inc., a wholly-owned
                                                              subsidiary of Legg Mason, Inc.
Lincoln VIP Equity-Income Fund                                Delaware Management Company
                                                              Sub-advised by Fidelity Management &
                                                              Research Company (FMR)
 Lincoln VIP Global Asset Allocation Fund                      Delaware Management Company
                                                              Sub-advised by UBS Global Asset
                                                              Management
Lincoln VIP Growth Fund                                       Delaware Management Company
                                                              Sub-advised by Fund Asset Management,
                                                              L.P., doing business as Mercury Advisors
 Lincoln VIP Growth & Income Fund                              Delaware Management Company

16



 FUND NAME                                             FUND DESCRIPTION
Lincoln VIP Growth Opportunities Fund                 Long-term growth
 Lincoln VIP International Fund                        Capital appreciation
Lincoln VIP Money Market Fund                         Preservation of capital
 Lincoln VIP Social Awareness Fund                     Capital appreciation
Lincoln VIP Conservative Profile Fund                 Current income
 a fund of funds
 Lincoln VIP Moderate Profile Fund                     Total return
 a fund of funds
Lincoln VIP Moderately Aggressive Profile Fund        Growth and income
 a fund of funds
 Lincoln VIP Aggressive Profile Fund                   Capital appreciation
 a fund of funds
MFS (Reg. TM) VIT Total Return Series                 Income and growth
 MFS (Reg. TM) VIT Utilities Series                    Growth and income
Neuberger Berman AMT Mid-Cap Growth Portfolio         Capital appreciation
 Neuberger Berman AMT Regency Portfolio                Long-term growth



 FUND NAME                                             MANAGER
Lincoln VIP Growth Opportunities Fund                 Delaware Management Company
                                                      Sub-advised by Fund Asset Management,
                                                      L.P., doing business as Mercury Advisors
 Lincoln VIP International Fund                        Delaware Management Company
                                                      Sub-advised by Mondrian Investment
                                                      Partners Limited
Lincoln VIP Money Market Fund                         Delaware Management Company
 Lincoln VIP Social Awareness Fund                     Delaware Management Company
Lincoln VIP Conservative Profile Fund                 Delaware Management Company
 a fund of funds                                      Sub-advised by Wilshire Associates Inc.
 Lincoln VIP Moderate Profile Fund                     Delaware Management Company
 a fund of funds                                      Sub-advised by Wilshire Associates Inc.
Lincoln VIP Moderately Aggressive Profile Fund        Delaware Management Company
 a fund of funds                                      Sub-advised by Wilshire Associates Inc.
 Lincoln VIP Aggressive Profile Fund                   Delaware Management Company
 a fund of funds                                      Sub-advised by Wilshire Associates Inc.
MFS (Reg. TM) VIT Total Return Series                 Massachusetts Financial Services Company
 MFS (Reg. TM) VIT Utilities Series                    Massachusetts Financial Services Company
Neuberger Berman AMT Mid-Cap Growth Portfolio         Neuberger Berman Management, Inc.
 Neuberger Berman AMT Regency Portfolio                Neuberger Berman Management, Inc.


Fund Shares

We will purchase shares of the funds at net asset value and direct them to the appropriate subaccounts of the VAA. We will redeem sufficient shares of the appropriate funds to pay annuity payouts, death benefits, surrender/withdrawal proceeds or for other purposes described in the contract. If you want to transfer all or part of your investment from one subaccount to another, we may redeem shares held in the first and purchase shares of the other. Redeemed shares are retired, but they may be reissued later.

Shares of the funds are not sold directly to the general public. They are sold to us, and may be sold to other insurance companies, for investment of the assets of the subaccounts established by those insurance companies to fund variable annuity and variable life insurance contracts.

When a fund sells any of its shares both to variable annuity and to variable life insurance separate accounts, it is said to engage in mixed funding. When a fund sells any of its shares to separate accounts of unaffiliated life insurance companies, it is said to engage in shared funding.

The funds currently engage in mixed and shared funding. Therefore, due to differences in redemption rates or tax treatment, or other considerations, the interest of various contractowners participating in a fund could conflict. Each of the fund's Board of Directors will monitor for the existence of any material conflicts, and determine what action, if any, should be taken. The funds do not foresee any disadvantage to contractowners arising out of mixed or shared funding. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a fund. This might force a fund to sell portfolio securities at disadvantageous prices. See the prospectuses for the funds.


Reinvestment of Dividends and Capital Gain Distributions

All dividends and capital gain distributions of the funds are automatically reinvested in shares of the distributing funds at their net asset value on the date of distribution. Dividends are not paid out to contractowners as additional units, but are reflected as changes in unit values.


                                                                              17

Addition, Deletion or Substitution of Investments

We reserve the right, within the law, to make certain changes to the structure and operation of the VAA at our discretion and without your consent. We may add, delete, or substitute funds for all contractowners or only for certain classes of contractowners. New or substitute funds may have different fees and expenses, and may only be offered to certain classes of contractowners.

Substitutions may be made with respect to existing investments or the investment of future purchase payments, or both. We may close subaccounts to allocations of purchase payments or contract value, or both, at any time in our sole discretion. The funds, which sell their shares to the subaccounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the subaccounts. Substitutions might also occur if shares of a fund should no longer be available, or if investment in any fund's shares should become inappropriate, in the judgment of our management, for the purposes of the contract, or for any other reason in our sole discretion.

We also may:
 o remove, combine, or add subaccounts and make the new subaccounts available to you at our discretion;
 o transfer assets supporting the contracts from one subaccount to another or from the VAA to another separate account;
 o combine the VAA with other separate accounts and/or create new separate accounts;
 o deregister the VAA under the 1940 Act; and
 o operate the VAA as a management investment company under the 1940 Act or as any other form permitted by law.

We may modify the provisions of the contracts to reflect changes to the subaccounts and the VAA and to comply with applicable law. We will not make any changes without any necessary approval by the SEC. We will also provide you written notice.



Charges and Other Deductions
We will deduct the charges described below to cover our costs and expenses, services provided and risks assumed under the contracts. We incur certain costs and expenses for the distribution and administration of the contracts and for providing the benefits payable thereunder.

Our administrative services include:
 o processing applications for and issuing the contracts;
 o processing purchases and redemptions of fund shares as required (including dollar cost averaging, cross-reinvestment, portfolio rebalancing, and automatic withdrawal services - See Additional Services and the SAI for more information on these programs);
 o maintaining records;
 o administering annuity payouts;
 o furnishing accounting and valuation services (including the calculation and monitoring of daily subaccount values);
 o reconciling and depositing cash receipts;
 o providing contract confirmations;
 o providing toll-free inquiry services; and
 o furnishing telephone and electronic fund transfer services.

The risks we assume include:
 o the risk that annuitants receiving annuity payouts under contracts live longer than we assumed when we calculated our guaranteed rates (these rates are incorporated in the contract and cannot be changed);
 o the risk that if Lincoln SmartSecurity (Reg. TM) Advantage is in effect, the amount of guaranteed withdrawals will exceed the contract value;
 o the risk that death benefits paid will exceed the actual contract value;
 o the risk that more owners than expected will qualify for waivers of the surrender charge;
 o the risk that, if the i4LIFE (Reg. TM) Advantage with the Guaranteed Income Benefit or 4LATERSM Guaranteed Income Benefit is in effect, the required regular income payments will exceed the account value; and
 o the risk that our costs in providing the services will exceed our revenues from contract charges (which we cannot change).

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the description of the charge. For example, the contingent deferred sales charge collected may not fully cover all of the sales and distribution expenses actually incurred by us. Any remaining expenses will be paid from our general account which may consist, among other things, of proceeds derived from mortality and expense risk charges deducted from the account. A portion of the mortality and expense risk and administrative charge and a portion of the surrender charges are assessed to fully or partially recoup any bonus


18

credits paid into the contract by us when purchase payments are made. We may profit from one or more of the fees and charges deducted under the contract. We may use these profits for any corporate purpose, including financing the distribution of the contracts.


Deductions from the VAA

We apply a charge to the average daily net asset value of the subaccounts based on which contract and death benefit you choose. Those charges are equal to an annual rate of:


                                         Account Value
                                         Death Benefit
                                         ---------------
Design 1 (standard):
Mortality and expense risk charge            1.00%
Administrative charge                        0.10%
Total annual charge for each
subaccount                                   1.10%
Design 2 (4 year surrender
charge):
Mortality and expense risk charge            1.45%
Administrative charge                        0.10%
Total annual charge for each
subaccount                                   1.55%
Design 3 (3% enhancement)
Mortality and expense risk charge            1.45%
Administrative charge                        0.10%
Total annual charge for each
subaccount                                   1.55%



Guarantee of           Enhanced Guaranteed
Principal Death        Minimum Death             Estate Enhancement
Benefit                Benefit (EGMDB)           Benefit (EEB)
-----------------      --------------------      -------------------
      1.05%                   1.30%                     1.50%
      0.10%                   0.10%                     0.10%
                                                                          --
      1.15%                   1.40%                     1.60%
      1.50%                   1.75%                     1.95%
      0.10%                   0.10%                     0.10%
      1.60%                   1.85%                     2.05%
      1.50%                   1.75%                     1.95%
      0.10%                   0.10%                     0.10%
      1.60%                   1.85%                     2.05%

Surrender Charge

A surrender charge applies (except as described below) to surrenders and withdrawals of purchase payments that have been invested for the periods indicated as follows:


                                                                                             Surrender
                                                                                               charge
                                                                                               as a
                                                                                             percentage
                                                                                                of
                                                                                                the
                                                                                             surrendered
                                                                                            or withdrawn
                                                                                             purchase
                                                                                              payments
                                                                                            -----------
Number of contract anniversaries since
purchase payment was invested                                                                Design 1
      0.............................................................. ..............        6.0%
      1.............................................................. ..............        6.0%
      2.............................................................. ..............        5.0%
      3.............................................................. ..............        5.0%
      4.............................................................. ..............        4.0%
      5.............................................................. ..............        3.0%
      6.............................................................. ..............        2.0%
      7.............................................................. ..............        0.0%



                                                                                                                             Surre
                                                                                                                              char

                                                                                               Surrender charge as a
                                                                                                   percentage of                 o
                                                                                            the surrendered or withdrawn
                                                                                                 purchase payments
                                                                                            ---------------------------
Number of contract anniversaries since
purchase payment was invested                                                                Design 2         Design 3
      0.............................................................. ..............        6.0%             8.5%
      1.............................................................. ..............        6.0%             8.0%
      2.............................................................. ..............        5.0%             7.0%
      3.............................................................. ..............        5.0%             6.0%
      4.............................................................. ..............        0.0%             5.0%
      5.............................................................. ..............        0.0%             4.0%
      6.............................................................. ..............        0.0%             3.0%
      7.............................................................. ..............        0.0%             0.0%

A surrender charge does not apply to:
 o A surrender or withdrawal of a purchase payment beyond the seventh anniversary for Design 1 or Design 3, or fourth anniversary for Design 2, since the purchase payment was invested;
 o Withdrawals of contract value during a contract year to the extent that the total contract value withdrawn during the current contract year does not exceed the free amount. The free amount is equal to the greater of 10% of the current contract value or 10% of the total purchase payments (this does not apply upon surrender of the contract);
 o Purchase payments used in the calculation of the initial benefit payment to be made under an annuity payout option, other than the i4LIFE (Reg. TM) Advantage option. If you have elected the Design 3 contract, purchase payments must be invested for at least twelve months before this provision will apply;


                                                                              19

 o A surrender or withdrawal of any purchase payments, as a result of permanent and total disability of the contractowner as defined in Section 22(e)(3) of the tax code, if the disability occurred after the effective date of the contract and before the 65th birthday of the contractowner. For contracts issued in the State of New Jersey, a different definition of permanent and total disability applies. If you have elected the Design 3 contract, purchase payments must be invested for at least twelve months before this provision will apply;
 o When the surviving spouse assumes ownership of the contract as a result of the death of the original owner;
 o A surrender or withdrawal of any purchase payments, as a result of the admittance of the contractowner to an accredited nursing home or equivalent health care facility, where the admittance into the nursing home occurs after the effective date of the contract and the owner has been confined for at least 90 consecutive days. If you have elected the Design 3 contract, purchase payments must be invested for at least twelve months before this provision will apply;
 o A surrender or withdrawal of any purchase payments as a result of the diagnosis of a terminal illness of the contractowner. Diagnosis of a terminal illness must be after the effective date of the contract and results in a life expectancy of less than one year as determined by a qualified professional medical practitioner. If you have elected the Design 3 contract, purchase payments must be invested for at least twelve months before this provision will apply;
 o A surrender of the contract as a result of the death of the contractowner or annuitant;
 o A surrender or annuitization of any applicable bonus credits and persistency credits;
 o Purchase payments when used in the calculation of the initial Account Value under the i4LIFE (Reg. TM) Advantage option;
 o Regular income payments made under i4LIFE (Reg. TM) Advantage, including any payments to provide the 4LATERSM or i4LIFE (Reg. TM) Guaranteed Income Benefits, or periodic payments made under any annuity payout option made available by us;
 o Withdrawals up to the Maximum Annual Withdrawal Amount under the Lincoln SmartSecurity (Reg. TM) Advantage, subject to certain conditions.

For purposes of calculating the surrender charge on withdrawals, we assume that:

1. The free amount will be withdrawn from purchase payments on a "first in-first out (FIFO)" basis.

2. Prior to the seventh anniversary for the Design 1 and Design 3 contracts, and the fourth anniversary for the Design 2 contract, any amount withdrawn above the free amount during a contract year will be withdrawn in the following order:
  o from purchase payments (on a FIFO basis) until exhausted; then
  o from earnings until exhausted; then
  o from any applicable bonus credits.


The example below shows the calculation of the surrender charge on a withdrawal from the Design 3 contract based on the following assumptions:
  o $50,000 initial purchase payment; receives a $1,500 bonus credit (3%)
  o $30,000 purchase payment beginning year 5; receives a $900 bonus credit
(3%)
  o $100,000 contract value in year 6 ($17,600 attributed to earnings; $2,400 to bonus credits; $80,000 to purchase payments)
  o $60,000 withdrawal beginning year 6

The $60,000 withdrawal is subject to surrender charges of $2,400 calculated as follows:
  o $10,000 is attributed to the free amount (greater of 10% of contract value ($10,000) or 10% of purchase payments ($8,000)); therefore, no surrender charges are assessed on the first $10,000
  o $40,000 of the remaining initial purchase payment subject to 4% surrender charge = $1,600
  o $10,000 of the next purchase payment subject to 8% surrender charge = $800

3. On or after the seventh anniversary for the Design 1 and Design 3 contracts, and the fourth anniversary for the Design 2 contract, any amount withdrawn above the free amount during a contract year will be withdrawn in the following order:

  o from purchase payments (on a FIFO basis) to which a surrender charge no longer applies until exhausted; then
  o from earnings and any applicable persistency credits until exhausted; then
  o from any applicable bonus credits attributable to purchase payments to which a surrender charge no longer applies until exhausted; then
  o from purchase payments (on a FIFO basis) to which a surrender charge still applies until exhausted; then
  o from any applicable bonus credits attributable to purchase payments to which a surrender charge still applies.


The example below shows the calculation of the surrender charge on a withdrawal from the Design 3 contract based on the following assumptions:
  o $50,000 initial purchase payment; receives a $1,500 bonus credit (3%)
  o $30,000 purchase payment beginning year 5; receives a $900 bonus credit
(3%)


20


  o $150,000 contract value in year 9 ($67,600 attributed to earnings and persistency credits; $2,400 to bonus credits; $80,000 to purchase payments)
  o $125,000 withdrawal beginning year 9

$119,100 of the $125,000 withdrawal is not subject to surrender charges, and is broken down as follows:
  o $15,000 attributed to the free amount (greater of 10% of contract value ($15,000) or 10% of purchase payments ($8,000))
  o $35,000 attributed to remaining initial purchase payment not subject to surrender charges (invested more than 7 years)
  o $67,600 attributed to earnings including persistency credits (not subject to surrender charges)
  o $1,500 attributed to bonus credits on purchase payments not subject to surrender charges

$5,900 of the $125,000 withdrawal is subject to a 5% surrender charge since the second purchase payment was invested only four contract years. The surrender charge is $295.

We apply the surrender charge as a percentage of purchase payments, which means that you would pay the same surrender charge at the time of surrender regardless of whether your contract value has increased or decreased. The surrender charge is calculated separately for each purchase payment. The surrender charges associated with surrender or withdrawal are paid to us to compensate us for the loss we experience on contract distribution costs when contractowners surrender or withdraw before distribution costs have been recovered.


If the contractowner is a corporation or other non-individual (non-natural person), the annuitant or joint annuitant will be considered the contractowner or joint owner for purposes of determining when a surrender charge does not apply.


Account Fee

During the accumulation period, we will deduct $35 from the contract value on each contract anniversary to compensate us for the administrative services provided to you; this $35 account fee will also be deducted from the contract value upon surrender. This fee may be lower in certain states, if required, and will be waived after the fifteenth contract year. The account fee will be waived for any contract with a contract value that is equal to or greater than $100,000 on the contract anniversary. There is no account fee on Design 3 contracts issued to selling group individuals.


Rider Charges

A fee or expense may also be deducted in connection with any benefits added to the contract by rider or endorsement.

Lincoln SmartSecurity (Reg. TM) Advantage Charge. While this Rider is in effect, there is a charge for the Lincoln SmartSecurity (Reg. TM) Advantage, if elected. The Rider charge is currently equal to an annual rate of:

1) 0.45% (0.1125% quarterly) for the Lincoln SmartSecurity (Reg. TM) Advantage
-  5 Year Elective Step-up option; or

2) 0.65% (0.1625% quarterly) for the Lincoln SmartSecurity (Reg. TM) Advantage
- 1 Year Automatic Step-up, Single Life option (and also the prior version of Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up); or

3) 0.80% (0.2000% quarterly) for the Lincoln SmartSecurity (Reg. TM) Advantage
-  1 Year Automatic Step-up, Joint Life option.

Once the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up, Single Life option is available in your state, the prior version will not be available.

The charge is applied to the Guaranteed Amount as adjusted. We will deduct the cost of this Rider from the contract value on a quarterly basis, with the first deduction occurring on the valuation date on or next following the three-month anniversary of the effective date of the Rider. This deduction will be made in proportion to the value in each subaccount of the contract on the valuation date the Rider charge is assessed. In Lincoln SmartSecurity (Reg. TM) Advantage
- 5 Year Elective Step-up option and the prior version of the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up (without the Single or Joint Life option), the charge may be deducted in proportion to the value in the fixed account as well. The amount we deduct will increase or decrease as the Guaranteed Amount increases or decreases, because the charge is based on the Guaranteed Amount. Because bonus credits increase the Guaranteed Amount, bonus credits also increase the amount we deduct for the cost of the Rider. Refer to the Lincoln SmartSecurity (Reg. TM) Advantage, Guaranteed Amount section, for a discussion and example of the impact of changes to the Guaranteed Amount.

Under the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option, the annual Rider percentage charge will not change upon each automatic step-up of the Guaranteed Amount for the 10-year period.

Under both options, if you elect to step-up the Guaranteed Amount (including if we administer the step-up election for you or if you make a change from a Joint Life to a Single Life option after a death or divorce), a pro-rata deduction of the Rider charge based on the Guaranteed Amount immediately prior to the step-up will be made on the valuation date of the step-up. This deduction covers the cost of the Rider from the time of the previous deduction to the date of the step-up. After a contractowner's step-up, we will deduct the Rider charge for the stepped-up Guaranteed Amount on a quarterly basis, beginning on the valuation date on or next following the three-month anniversary of the step-up. At the time of the elected step-up, the Rider percentage charge will change to the current


                                                                              21

charge in effect at that time (if the current charge has changed), but it will never exceed the guaranteed maximum annual percentage charge for the option. If you never elect to step-up your Guaranteed Amount, your Rider percentage charge will never change, although the amount we deduct will change as the Guaranteed Amount changes. The Rider charge will be discontinued upon the earlier of the annuity commencement date, election of i4LIFE (Reg. TM) Advantage or termination of the Rider. The pro-rata amount of the Rider charge will be deducted upon termination of the Rider or surrender of the contract.

Rider Charge Waiver. For the Lincoln SmartSecurity (Reg. TM) Advantage - 5 Year Elective Step-up option, after the later of the fifth anniversary of the effective date of the Rider or the fifth anniversary of the most recent step-up of the Guaranteed Amount, the Rider charge may be waived. For the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option, no Rider charge waiver is available with the Single Life and Joint Life options. The earlier version of the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option has a waiver charge provision which may occur after the fifth Benefit Year anniversary following the last automatic step-up opportunity.

Whenever the above conditions are met, on each valuation date the Rider charge is to be deducted, if the total withdrawals from the contract have been less than or equal to 10% of the sum of: (1) the Guaranteed Amount on the effective date of this Rider or on the most recent step-up date; and (2) purchase payments (and bonus credits) made after the step-up, then the quarterly Rider charge will be waived. If the withdrawals have been more than 10%, then the Rider charge will not be waived.


4LATERSM Advantage Charge

Prior to the periodic income commencement date (the valuation date the initial regular income payment under i4LIFE (Reg. TM) Advantage is determined), the annual 4LATER charge is currently 0.50% of the Income Base. The Income Base (an amount equal to the initial purchase payment and any applicable bonus credit or contract value at the time of election), as adjusted is a value that will be used to calculate the 4LATER Guaranteed Income Benefit. An amount equal to the quarterly 4LATER Rider charge multiplied by the Income Base will be deducted from the subaccounts on every third month anniversary of the later of the 4LATER Rider Effective Date or the most recent reset of the Income Base. This deduction will be made in proportion to the value in each subaccount on the valuation date the 4LATER Rider charge is assessed. The amount we deduct will increase as the Income Base increases, because the charge is based on the Income Base. As described in more detail below, the only time the Income Base will change is when there are additional purchase payments, withdrawals, automatic enhancements at the end of the 3-year waiting periods or in the event of a Reset to the current Account Value. If you purchase 4LATER in the future, the percentage charge will be the charge in effect at the time you elect 4LATER.

Upon a reset of the Income Base, a pro-rata deduction of the 4LATER Rider charge based on the Income Base immediately prior to the reset will be made on the valuation date of the reset. This deduction covers the cost of the 4LATER Rider from the time of the previous deduction to the date of the reset. After the reset, we will deduct the 4LATER Rider charge for the reset Income Base on a quarterly basis, beginning on the valuation date on or next following the three month anniversary of the reset. At the time of the reset, the annual charge will be the current charge in effect for new purchases of 4LATER at the time of reset, not to exceed the guaranteed maximum charge of 1.50%. If you never elect to reset your Income Base, your 4LATER Rider percentage charge will never change, although the amount we deduct will change as your Income Base changes.

Prior to the periodic income commencement date, a pro-rata amount of the 4LATER Rider charge will be deducted upon termination of the 4LATER Rider for any reason other than death.

On the periodic income commencement date, a pro-rata deduction of the 4LATER Rider charge will be made to cover the cost of 4LATER since the previous deduction. On and after the periodic income commencement date, the 4LATER Rider charge of 0.50% will be added to the i4LIFE (Reg. TM) charge as a daily percentage of average account value. This is a change to the calculation of the 4LATER charge because after the periodic income commencement date, when the 4LATER Guaranteed Income Benefit is established, the Income Base is no longer applicable. The percentage 4LATER charge is the same immediately before and after the periodic income commencement date; however, the charge is multiplied by the Income Base (on a quarterly basis) prior to the periodic income commencement date and then multiplied by the average daily account value after the periodic income commencement date.

After the periodic income commencement date, the 4LATER percentage charge will not change unless the contractowner elects additional 15 year step-up periods during which the 4LATER Guaranteed Income Benefit (described later) is stepped-up to 75% of the current regular income payment. At the time you elect a new 15 year period, the 4LATER percentage charge will change to the current charge in effect at that time (if the current charge has changed) up to the guaranteed maximum annual charge of 1.50%.

After the periodic income commencement date, if the 4LATER Guaranteed Income Benefit is terminated, the 4LATER Rider annual charge will also terminate.


Deductions for Premium Taxes

Any premium tax or other tax levied by any governmental entity as a result of the existence of the contracts or the VAA will be deducted from the contract value when incurred, or at another time of our choosing.


22

The applicable premium tax rates that states and other governmental entities impose on the purchase of an annuity are subject to change by legislation, by administrative interpretation or by judicial action. These premium taxes generally depend upon the law of your state of residence. The tax ranges from zero to 3.5%.


Other Charges and Deductions

The surrender, withdrawal or transfer of value from a fixed account guaranteed period may be subject to the interest adjustment if applicable. See Fixed Side of the Contract. Charges may also be imposed during the regular income and annuity payout period. See i4LIFE (Reg. TM) Advantage (including the i4LIFE (Reg. TM) Advantage and 4LATER Guaranteed Income Benefits) and Annuity Payouts.


There are additional deductions from and expenses paid out of the assets of the underlying funds that are more fully described in the prospectuses for the funds. Among these deductions and expenses are 12b-1 fees which reimburse us or an affiliate for certain expenses incurred in connection with certain administrative and distribution support services provided to the funds.


Additional Information

The charges described previously may be reduced or eliminated for any particular contract or an additional bonus credit may be paid. However, these reductions or benefits may be available only to the extent that we anticipate lower distribution and/or administrative expenses, or that we perform fewer sales or administrative services than those originally contemplated in establishing the level of those charges, or when required by law. Lower distribution and administrative expenses may be the result of economies associated with
 o the use of mass enrollment procedures,
 o the performance of administrative or sales functions by the employer,
 o the use by an employer of automated techniques in submitting deposits or information related to deposits on behalf of its employees,
 o sales to selling group individuals, or
 o any other circumstances which reduce distribution or administrative expenses.

The exact amount of charges and fees or bonus credit applicable to a particular contract will be stated in that contract.



The Contracts

Contracts Offered in this Prospectus
This prospectus describes three separate annuity contracts:
 o Lincoln ChoicePlus Design 1 (standard)
 o Lincoln ChoicePlus Design 2 (4 year surrender charge)
 o Lincoln ChoicePlus Design 3 (3% enhancement)

Each contract offers you the ability to choose certain features, and has its own mortality and expense risk charge and applicable surrender charge. In deciding what contract to purchase, you should consider the amount of mortality and expense risk and surrender charges you are willing to bear relative to your needs. In deciding whether to purchase any of the enhanced death benefits or other optional benefits, you should consider the desirability of the benefit relative to its additional cost and to your needs.

Enhanced death benefits and other optional benefits are described later in this prospectus. You should check with your investment representative regarding availability.

Lincoln ChoicePlus Design 1 (standard)

The Design 1 annuity contract has a total mortality and risk expense and administrative charge ranging from 1.10% to 1.60%, depending on which death benefit you have elected. It has a declining seven-year surrender charge on each purchase payment. Optional benefits and payout options, as described later in this prospectus, are available for additional charges.

Lincoln ChoicePlus Design 2 (4 year surrender charge)

The Design 2 annuity contract has a total mortality and risk expense and administrative charge ranging from 1.55% to 2.05%, depending on which death benefit you have elected. It has a declining four-year surrender charge on each purchase payment. Contractowners of the Design 2 annuity contract will receive persistency credit on a quarterly basis after the fourth contract anniversary. See The Contracts - Persistency Credits. Optional benefits and payout options, as described later in this prospectus, are available for additional charges.

Lincoln ChoicePlus Design 3 (3% enhancement)

                                                                              23

The Design 3 annuity contract has a total mortality and risk expense and administrative charge ranging from 1.55% to 2.05%, depending on which death benefit you have selected. It has a declining seven year surrender charge on each purchase payment.

For each purchase payment made into the contact, we will credit the contract with a 3% bonus credit. See The Contracts - Bonus Credits. In addition, contractowners of the Design 3 annuity contract will receive a persistency credit on a quarterly basis after the seventh contract anniversary. See The Contracts - Persistency Credits. Optional benefits and payout options, as described later in this prospectus, are available for additional charges.


Purchase of Contracts

If you wish to purchase a contract, you must apply for it through a sales representative authorized by us. The completed application is sent to us and we decide whether to accept or reject it. If the application is accepted, a contract is prepared and executed by our legally authorized officers. The contract is then sent to you through your sales representative. See Distribution of the Contracts.

When a completed application and all other information necessary for processing a purchase order is received at our Home office, an initial purchase payment and its corresponding bonus credit, if applicable, will be priced no later than two business days after we receive the order. If you submit your application and/or initial purchase payment to your agent, we will not begin processing your purchase order until we receive the application and initial purchase payment from your agent's broker-dealer. While attempting to finish an incomplete application, we may hold the initial purchase payment for no more than five business days unless we receive your consent to our retaining the payment until the application is completed. If the incomplete application cannot be completed within those five days and we have not received your consent, you will be informed of the reasons, and the purchase payment will be returned immediately. Once the application is complete, we will allocate your initial purchase payment and its corresponding bonus credit, if applicable, within two business days.


Who Can Invest

To apply for a contract, you must be of legal age in a state where the contracts may be lawfully sold and also be eligible to participate in any of the qualified and nonqualified plans for which the contracts are designed. At the time of issue, the contractowner, joint owner and annuitant must be under age 86. Certain death benefit options may not be available at all ages. To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. When you open an account, we will ask for your name, address, date of birth, and other information that will allow us to identify you. We may also ask to see your driver's license, photo i.d. or other identifying documents.

In accordance with money laundering laws and federal economic sanction policy, the Company may be required in a given instance to reject a purchase payment and/or freeze a contractowner's account. This means we could refuse to honor requests for transfers, withdrawals, surrenders or death benefits. Once frozen, monies would be moved from the VAA to a segregated interest-bearing account maintained for the contractowner, and held in that account until instructions are received from the appropriate regulator.

If you are purchasing the contract through a tax-favored arrangement, including traditional IRAs and Roth IRAs, you should consider carefully the costs and benefits of the contract (including annuity income benefits) before purchasing the contract, since the tax-favored arrangement itself provides tax-sheltered growth.


Replacement of Existing Insurance

Careful consideration should be given prior to surrendering or withdrawing money from an existing insurance contract to purchase the contract described in this prospectus. Surrender charges may be imposed on your existing contract and/or a new surrender charge period may be imposed with the purchase of, or transfer into, this contract. An investment representative or tax adviser should be consulted prior to making an exchange. Cash surrenders from an existing contract may be subject to tax and tax penalties.


Purchase Payments


Purchase payments are payable to us at a frequency and in an amount selected by you in the application. The minimum initial purchase payment is $10,000. The minimum annual amount for additional purchase payments is $300. The minimum payment to the contract at any one time must be at least $100 ($25 if transmitted electronically). Purchase payments in total may not exceed $2 million without our approval. If you stop making purchase payments, the contract will remain in force as a paid-up contract. However, we may terminate the contract as allowed by your state's non-forfeiture law for individual deferred annuities. Purchase payments may be made or, if stopped, resumed at any time until the annuity commencement date, the surrender of the contract, or the death of the contractowner, whichever comes first. Upon advance written notice, we reserve the right to limit purchase payments made to the contract.



Bonus Credits

In some states, the term bonus credit may be referred to as value enhancement or a similar term in the contract. If you purchase the Design 3 contract, for each purchase payment made into the contract, we will credit the contract with a 3% bonus credit. The amount


24

of the bonus credit is calculated as a percentage of the purchase payment made. The amount of the bonus credit will be added to the value of the contract at the same time and allocated to variable subaccounts and the fixed account in the same percentages as the purchase payment.

We offer a variety of variable annuity contracts. During the surrender charge period, the amount of the bonus credit may be more than offset by higher surrender charges associated with the bonus credit. Similar products that do not offer bonus credits and have lower fees and charges may provide larger cash surrender values than this contract, depending on the level of the bonus credits in this contract and the performance of the owner's chosen subaccounts. We encourage you to talk with your financial adviser and determine which annuity contract is most appropriate for you.


Persistency Credits

Contractowners of the Design 2 contract will receive a persistency credit on a quarterly basis after the fourth contract anniversary. The amount of the persistency credit is calculated by multiplying the contract value, less any purchase payments that have not been invested in the contract for at least four years, by 0.1125%. This persistency credit will be allocated to the variable subaccounts and the fixed subaccounts in proportion to the contract value in each variable subaccount and fixed subaccount at the time the persistency credit is paid into the contract. In no case will the persistency credit be less than zero.

Contractowners of the Design 3 contract will receive a persistency credit on a quarterly basis after the seventh contract anniversary. The amount of the persistency credit is calculated by multiplying the contract value, less any purchase payments that have not been invested in the contract for at least seven years, by the quarterly percentage of 0.1125%. This persistency credit will be allocated to the variable subaccounts and the fixed subaccounts in proportion to the contract value in each variable subaccount and fixed subaccount at the time the persistency credit is paid into the contract. In no case will the persistency credit be less than zero.


Valuation Date

Accumulation and annuity units will be valued once daily at the close of trading (normally, 4:00 p.m., New York time) on each day the New York Stock Exchange is open (valuation date). On any date other than a valuation date, the accumulation unit value and the annuity unit value will not change.


Allocation of Purchase Payments

Purchase payments allocated to the variable account are placed into the VAA's subaccounts, each of which invests in shares of the class of its corresponding fund, according to your instructions. You may also allocate purchase payments in the fixed subaccount, if available. Corresponding bonus credits, if applicable, will be allocated to the subaccount(s) and/or the fixed side of the contract in the same proportion in which you allocated purchase payments.

The minimum amount of any purchase payment which can be put into any one subaccount is $20. The minimum amount of any purchase payment which can be put into a fixed account guaranteed period is $2,000, subject to state approval. Upon allocation to a subaccount, purchase payments and bonus credits, if applicable, are converted into accumulation units. The number of accumulation units credited is determined by dividing the amount allocated to each subaccount by the value of an accumulation unit for that subaccount on the valuation date on which the purchase payment is received at our Home office if received before 4:00 p.m., New York time. If the purchase payment is received at or after 4:00 p.m., New York time, we will use the accumulation unit value computed on the next valuation date. If you submit your purchase payment to your agent, we will not begin processing the purchase payment until we receive it from your agent's broker-dealer. The number of accumulation units determined in this way is not impacted by any subsequent change in the value of an accumulation unit. However, the dollar value of an accumulation unit will vary depending not only upon how well the underlying fund's investments perform, but also upon the expenses of the VAA and the underlying funds.


Valuation of Accumulation Units

Purchase payments and bonus credits, if applicable, allocated to the VAA are converted into accumulation units. This is done by dividing the amount allocated by the value of an accumulation unit for the valuation period during which the purchase payments and bonus credits, if applicable, are allocated to the VAA. The accumulation unit value for each subaccount was or will be established at the inception of the subaccount. It may increase or decrease from valuation period to valuation period. Accumulation unit values are affected by investment performance of the funds, fund expenses, and the contract charges. The accumulation unit value for a subaccount for a later valuation period is determined as follows:

1. The total value of the fund shares held in the subaccount is calculated by multiplying the number of fund shares owned by the subaccount at the beginning of the valuation period by the net asset value per share of the fund at the end of the valuation period, and adding any dividend or other distribution of the fund if an ex-dividend date occurs during the valuation period; minus

2. The liabilities of the subaccount at the end of the valuation period; these liabilities include daily charges imposed on the subaccount, and may include a charge or credit with respect to any taxes paid or reserved for by us that we determine result from the operations of the VAA; and

3. The result is divided by the number of subaccount units outstanding at the beginning of the valuation period.

                                                                              25

The daily charges imposed on a subaccount for any valuation period are equal to the daily mortality and expense risk charge and the daily administrative charge multiplied by the number of calendar days in the valuation period. Contracts with different features have different daily charges, and therefore, will have different corresponding accumulation unit values on any given day. In certain circumstances, and when permitted by law, it may be prudent for us to use a different standard industry method for this calculation, called the Net Investment Factor method. We will achieve substantially the same result using either method.


Transfers On or Before the Annuity Commencement Date

You may transfer all or a portion of your investment from one subaccount to another. A transfer involves the surrender of accumulation units in one subaccount and the purchase of accumulation units in the other subaccount. A transfer will be done using the respective accumulation unit values determined at the end of the valuation date on which the transfer request is received. There is no charge for a transfer.

Transfers (among the variable subaccounts and as permitted between the variable and fixed accounts) are limited to twelve (12) per contract year unless otherwise authorized by us. This limit does not apply to transfers made under the automatic transfer programs of dollar cost averaging, cross re-investment or portfolio rebalancing elected on forms available from us. See Additional Services and the SAI for more information on these programs.

The minimum amount which may be transferred between subaccounts is $300 (or the entire amount in the subaccount, if less than $300). If the transfer from a subaccount would leave you with less than $300 in the subaccount, we may transfer the total balance of the subaccount.

A transfer request may be made to our Home office using written, telephone, fax, or electronic instructions, if the appropriate authorization is on file with us. Our address, telephone number, and Internet address are on the first page of this prospectus. In order to prevent unauthorized or fraudulent transfers, we may require certain identifying information before we will act upon instructions. We may also assign the contractowner a Personal Identification Number (PIN) to serve as identification. We will not be liable for following instructions we reasonably believe are genuine. Telephone requests will be recorded and written confirmation of all transfer requests will be mailed to the contractowner on the next valuation date.

Please note that the telephone and/or electronic devices may not always be available. Any telephone or electronic device, whether it is yours, your service provider's, or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to limit these problems, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer request by writing to our Home office.

Requests for transfers will be processed on the valuation date that they are received when they are received at our Home office before the end of the valuation date (normally 4:00 p.m. New York time). If we receive a transfer request at or after 4:00p.m., New York time, we will process the request using the accumulation unit value computed on the next valuation date.

If your contract offers a fixed account, you also may transfer all or any part of the contract value from the subaccount(s) to the fixed side of the contract, except during periods when (if permitted by your contract) we have discontinued accepting transfers into the fixed side of the contract. The minimum amount which can be transferred to a fixed account is $2,000 or the total amount in the subaccount if less than $2,000. However, if a transfer from a subaccount would leave you with less than $300 in the subaccount, we may transfer the total amount to the fixed side of the contract.

You may also transfer part of the contract value from a fixed account to the various subaccount(s) subject to the following restrictions:
 o the sum of the percentages of fixed value transferred is limited to 25% of the value of that fixed account in any twelve month period; and
 o the minimum amount which can be transferred is $300 or the amount in the fixed account.

Transfers of all or a portion of a fixed account (other than automatic transfer programs and i4LIFE (Reg. TM) Advantage transfers) may be subject to interest adjustments, if applicable.

Transfers may be delayed as permitted by the 1940 Act. See Delay of Payments.


Market Timing

Frequent, large, or short-term transfers among subaccounts and the fixed account, such as those associated with "market timing" transactions, can affect the funds and their investment returns. Such transfers may dilute the value of the fund shares, interfere with the efficient management of the fund's portfolio, and increase brokerage and administrative costs of the funds. As an effort to protect our contractowners and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures (the "Market Timing Procedures"). Our Market Timing Procedures are designed to detect and prevent such transfer activity among the subaccounts and the fixed account that may affect other contractowners or fund shareholders. In addition, the funds may have


26

adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the funds describe any such policies and procedures, which may be more or less restrictive than the frequent trading policies and procedures of other funds and the Market Timing Procedures we have adopted to discourage frequent transfers among subaccounts. Contractowners and other persons with interests under the contracts should be aware that we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the funds.

Our Market Timing Procedures detect potential "market timers" by examining the number of transfers made by contractowners within given periods of time. In addition, managers of the funds might contact us if they believe or suspect that there is market timing. If requested by a fund company, we may vary our Market Timing Procedures from subaccount to subaccount to comply with specific fund policies and procedures.

We may increase our monitoring of contractowners who we have previously identified as market timers. When applying the parameters used to detect market timers, we will consider multiple contracts owned by the same contractowner if that contractowner has been identified as a market timer. For each contractowner, we will investigate the transfer patterns that meet the parameters being used to detect potential market timers. We will also investigate any patterns of trading behavior identified by the funds that may not have been captured by our Market Timing Procedures.

Once a contractowner has been identified as a "market timer" under our Market Timing Procedures, we will notify the contractowner in writing that future transfers (among the subaccounts and/or the fixed account) will be temporarily permitted to be made only by original signature sent to us by U.S. mail, standard delivery for the remainder of the contract year (or calendar year if the contract is an individual contract that was sold in connection with an employer sponsored plan). Overnight delivery or electronic instructions (which may include telephone, facsimile, or Internet instructions) submitted during this period will not be accepted. If overnight delivery or electronic instructions are inadvertently accepted from a contractowner that has been identified as a market timer, upon discovery, we will reverse the transaction within 1 or 2 business days. We will impose this "original signature" restriction on that contractowner even if we cannot identify, in the particular circumstances, any harmful effect from that contractowner's particular transfers.

Contractowners seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect such transfer activity may be limited by operational systems and technological limitations. The identification of contractowners determined to be engaged in such transfer activity that may adversely affect other contractowners or fund shareholders involves judgments that are inherently subjective. We cannot guarantee that our Market Timing Procedures will detect every potential market timer. If we are unable to detect market timers, you may experience dilution in the value of your fund shares and increased brokerage and administrative costs in the funds. This may result in lower long-term returns for your investments.

Our Market Timing Procedures are applied consistently to all contractowners. An exception for any contractowner will be made only in the event we are required to do so by a court of law. In addition, certain funds available as investment options in your contract may also be available as investment options for owners of other, older life insurance policies issued by us. Some of these older life insurance policies do not provide a contractual basis for us to restrict or refuse transfers which are suspected to be market timing activity. In addition, because other insurance companies and/or retirement plans may invest in the funds, we cannot guarantee that the funds will not suffer harm from frequent, large, or short-term transfer activity among subaccounts and the fixed accounts of variable contracts issued by other insurance companies or among investment options available to retirement plan participants.

In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). If we modify our Market Timing Procedures, they will be applied uniformly to all contractowners or as applicable to all contractowners investing in underlying funds. We also reserve the right to implement and administer redemption fees imposed by one or more of the funds in the future.

To the extent permitted by applicable law, we reserve the right to defer or reject a transfer request at any time that we are unable to purchase or redeem shares of any of the funds available through the VAA, including any refusal or restriction on purchases or redemptions of the fund shares as a result of the funds' own policies and procedures on market timing activities. If a fund refuses to accept a transfer request we have already processed, we will reverse the transaction within 1 or 2 business days. We will notify you in writing if we have reversed, restricted or refused any of your transfer requests. You should read the prospectuses of the funds for more details on their ability to refuse or restrict purchases or redemptions of their shares.


Transfers After the Annuity Commencement Date

If you select i4LIFE (Reg. TM) Advantage your transfer rights and restrictions for the variable subaccounts and the fixed account are the same as they were on or before the annuity commencement date.

If you do not select i4LIFE (Reg. TM) Advantage, you may transfer all or a portion of your investment in one subaccount to another subaccount or to the fixed side of the contract, as permitted under your contract. Those transfers will be limited to three times per contract year. You may also transfer from a variable annuity payment to a fixed annuity payment. You may not transfer from a fixed annuity payment to a variable annuity payment.


                                                                              27

Additional Services

These are the additional services available to you under your contract: dollar-cost averaging (DCA), automatic withdrawal service (AWS), cross-reinvestment service and portfolio rebalancing. Currently, there is no charge for these services. However, we reserve the right to impose one. In order to take advantage of one of these services, you will need to complete the appropriate election form that is available from our Home office. For further detailed information on these services, please see Additional Services in the SAI.

Dollar-cost averaging allows you to transfer amounts from the DCA fixed account, if available, or certain variable subaccounts into the variable subaccounts on a monthly basis. We reserve the right to discontinue this program at any time. DCA does not assure a profit or protect against loss.

The automatic withdrawal service (AWS) provides for an automatic periodic withdrawal of your contract value.

The cross-reinvestment service allows you to automatically transfer the account value in a designated variable subaccount that exceeds a baseline amount to another specific variable subaccount at specific intervals.

Portfolio rebalancing is an option that restores to a pre-determined level the percentage of contract value allocated to each variable account subaccount. The rebalancing may take place monthly, quarterly, semi-annually or annually.

Only one of the three additional services (DCA, cross reinvestment and portfolio rebalancing) may be used at one time. For example, you cannot have DCA and cross reinvestment running simultaneously.


Death Benefit

The chart below provides a brief overview of how the death benefit proceeds will be distributed, if death occurs prior to i4LIFE (Reg. TM) Advantage elections or to the annuity commencement date. Refer to your contract for the specific provisions applicable upon death.



 UPON DEATH OF:         AND...
contractowner          There is a surviving joint owner
 contractowner          There is no surviving joint owner
contractowner          There is no surviving joint owner
                       and the beneficiary predeceases the
                       contractowner
 annuitant              The contractowner is living
annuitant              The contractowner is living
 annuitant**            The contractowner is a trust or other
                       non-natural person



 UPON DEATH OF:         AND...                                      DEATH BENEFIT PROCEEDS PASS TO:
contractowner          The annuitant is living or deceased         joint owner
 contractowner          The annuitant is living or deceased         designated beneficiary
contractowner          The annuitant is living or deceased         contractowner's estate
 annuitant              There is no contingent annuitant            The youngest contractowner
                                                                   becomes the contingent annuitant
                                                                   and the contract continues. The
                                                                   contractowner may waive* this
                                                                   continuation and receive the death
                                                                   benefit proceeds.
annuitant              The contingent annuitant is living          contingent annuitant becomes the
                                                                   annuitant and the contract continues
 annuitant**            No contingent annuitant allowed             designated beneficiary
                       with non-natural contractowner

* Notification from the contractowner to select the death benefit proceeds must be received within 75 days of the death of the annuitant.

** Death of annuitant is treated like death of the contractowner.


If the contractowner (or a joint owner) or annuitant dies prior to the annuity commencement date, a death benefit may be payable. You can choose the death benefit. Only one death benefit may be in effect at any one time and this election terminates if you elect i4LIFE (Reg. TM) Advantage or any annuitization option. Generally, the more expensive the death benefit the greater the protection.

You should consider the following provisions carefully when designating the beneficiary, annuitant, any contingent annuitant and any joint owner, as well as before changing any of these parties. The identity of these parties under the contract may significantly affect the amount and timing of the death benefit or other amount paid upon a contractowner's or annuitant's death.

You may designate a beneficiary during your lifetime and change the beneficiary by filing a written request with our Home office. Each change of beneficiary revokes any previous designation. We reserve the right to request that you send us the contract for endorsement of a change of beneficiary.

Upon the death of the contractowner, a death benefit will be paid to the beneficiary. Upon the death of a joint owner, the death benefit will be paid to the surviving joint owner. If the contractowner is a corporation or other non-individual (non-natural person), the death of the annuitant will be treated as death of the contractowner.


28

If an annuitant who is not the contractowner or joint owner dies, then the contingent annuitant, if named, becomes the annuitant and no death benefit is payable on the death of the annuitant. If no contingent annuitant is named, the contractowner (or younger of joint owners) becomes the annuitant. Alternatively, a death benefit may be paid to the contractowner (and joint owner, if applicable, in equal shares). Notification of the election of this death benefit must be received by us within 75 days of the death of the annuitant. The contract terminates when any death benefit is paid due to the death of the annuitant.

Only the contract value as of the valuation date we approve the payment of the death claim is available as a death benefit if a contractowner, joint owner or annuitant was changed subsequent to the effective date of this contract unless the change occurred because of the death of a prior contractowner, joint owner or annuitant.

Account Value Death Benefit. If you elect the Account Value Death Benefit contract option, we will pay a death benefit equal to the contract value on the valuation date the death benefit is approved by us for payment. Once you have selected this death benefit option, it cannot be changed. (Your contract may refer to this benefit as the Contract Value Death Benefit.)

Guarantee of Principal Death Benefit. If you do not select a death benefit, the Guarantee of Principal Death Benefit will apply to your contract. If the Guarantee of Principal Death Benefit is in effect, the death benefit will be equal to the greater of:
 o The current contract value as of the valuation date we approve the payment of the claim; or
 o The sum of all purchase payments decreased by withdrawals in the same proportion that withdrawals reduced the contract value.

In a declining market, withdrawals deducted in the same proportion that withdrawals reduce the contract value may have a magnified effect on the reduction of the death benefit payable.


All references to withdrawals include deductions for applicable charges and premium taxes, if any.

The Guarantee of Principal Death Benefit may be discontinued by completing the Death Benefit Discontinuance form and sending it to our Home Office. The benefit will be discontinued as of the valuation date we receive the request and the Account Value Death Benefit will apply. We will deduct the charge for the Account Value Death Benefit as of that date. See Charges and Other Deductions.


Enhanced Guaranteed Minimum Death Benefit (EGMDB). If the EGMDB is in effect, the death benefit paid will be the greatest of:
 o The current contract value as of the valuation date we approve the payment of the claim; or
 o the sum of all purchase payments decreased by withdrawals in the same proportion that withdrawals reduced the contract value; or
 o the highest contract value which the contract attains on any contract anniversary (including the inception date) (determined before the allocation of any purchase payments on that contract anniversary) prior to the 81st birthday of the deceased and prior to the death of the contractowner, joint owner (if applicable) or annuitant for whom the death claim is approved for payment. The highest contract value is increased by purchase payments and is decreased by withdrawals subsequent to that anniversary date in the same proportion that withdrawals reduced the contract value.

In a declining market, withdrawals deducted in the same proportion that withdrawals reduce the contract value may have a magnified effect on the reduction of the death benefit payable. All references to withdrawals include deductions for applicable charges and premium taxes, if any.

The EGMDB is not available under contracts issued to a contractowner, or joint owner or annuitant, who is age 80 or older at the time of issuance.

You may discontinue the EGMDB at any time by completing the Death Benefit Discontinuance form and sending it to our Home office. The benefit will be discontinued as of the valuation date we receive the request, and the Guarantee of Principal Death Benefit or the Account Value Death Benefit will apply. We will deduct the applicable charge for the new death benefit as of that date. See Charges and Other Deductions.

Estate Enhancement Benefit Rider (EEB Rider). The amount of death benefit payable under this Rider is the greatest of the following amounts:
 o The contract value as of the valuation date we approve the payment of the claim; or
 o The sum of all purchase payments decreased by withdrawals in the same proportion that withdrawals reduced the contract value; or
 o The highest contract value on any contract anniversary (including the inception date) (determined before the allocation of any purchase payments on that contract anniversary) prior to the 81st birthday of the deceased contractowner, joint owner (if applicable), or annuitant and prior to the death of the contractowner, joint owner or annuitant for whom a death claim is approved for payment. The highest contract value is adjusted for certain transactions. It is increased by purchase payments made on or after that contract anniversary on which the highest contract value is obtained. It is decreased by withdrawals subsequent to that contract anniversary date in the same proportion that withdrawals reduced the contract value; or
 o The current contract value as of the valuation date we approve the payment of the claim plus an amount equal to the Enhancement Rate times the lesser of:
  o the contract earnings; or

                                                                              29

  o the covered earnings limit.

Note: If there are no contract earnings, there will not be an amount provided under this item.

In a declining market, withdrawals deducted in the same proportion that withdrawals reduce the contract value may have a magnified effect on the reduction of the death benefit payable.

All references to withdrawals include deductions for applicable charges and premium taxes, if any.

The Enhancement Rate is based on the age of the oldest contractowner, joint owner (if applicable), or annuitant on the date when the Rider becomes effective. If the oldest is under age 70, the rate is 40%. If the oldest is age 70 to 75, the rate is 25%. The EEB Rider is not available if the oldest contractowner, joint owner (if applicable), or annuitant is age 76 or older at the time the Rider would become effective.

Contract earnings equal:
 o the contract value as of the date of death of the individual for whom a death claim is approved by us for payment; minus
 o the contract value as of the effective date of this Rider (determined before the allocation of any purchase payments on that date); minus
 o each purchase payment that is made to the contract on or after the effective date of the Rider, and prior to the date of death of the individual for whom a death claim is approved for payment; plus
 o the amount by which each withdrawal made on or after the effective date of the Rider, and prior to the date of death of the individual for whom a death claim is approved for payment, exceeded the contract earnings immediately prior to the withdrawal.

The covered earnings limit equals 200% of:
 o the contract value as of the effective date of this Rider (determined before the allocation of any purchase payments on that date); plus
 o each purchase payment that is made to the contract on or after the effective date of the Rider, and prior to the date of death of the individual for whom a death claim is approved for payment, and prior to the contract anniversary immediately preceding the 76th birthday of the oldest of the contractowner, joint owner (if applicable) or annuitant; minus
 o the amount by which each withdrawal made on or after the effective date of the Rider, and prior to the date of death of the individual for whom a death claim is approved for payment, exceeded the contract earnings immediately prior to the withdrawal.

The EEB Rider may not be available in all states. Please check with your investment representative regarding availability of this rider. Contracts purchased after the Rider becomes available in your state may only elect the Rider at the time of purchase.

The EEB Rider may not be terminated unless you surrender the contract or the contract is in the annuity payout period.


General Death Benefit Information

Only one of these death benefit elections may be in effect at any one time and these elections terminate if you elect i4LIFE (Reg. TM) Advantage.

If there are joint owners, upon the death of the first contractowner, we will pay a death benefit to the surviving joint owner. The surviving joint owner will be treated as the primary, designated beneficiary. Any other beneficiary designation on record at the time of death will be treated as a contingent beneficiary. If the surviving joint owner is the spouse of the deceased joint owner, he/she may continue the contract as sole contractowner. Upon the death of the spouse who continues the contract, we will pay a death benefit to the designated beneficiary(s).

If the beneficiary is the spouse of the contractowner, then the spouse may elect to continue the contract as the new contractowner. Should the surviving spouse elect to continue the contract, a portion of the death benefit may be credited to the contract. Any portion of the death benefit that would have been payable (if the contract had not been continued) that exceeds the current contract value on the date the surviving spouse elects to continue will be added to the contract value. If the contract is continued in this way, the death benefit in effect at the time the beneficiary elected to continue the contract will remain as the death benefit.


If the EEB Rider is in effect, the Enhancement Rate for future benefits will be based on the age of the older of the surviving spouse or the annuitant at the time the EEB is paid into the contract. The contract earnings and the covered earnings limit will be reset, treating the current contract value (after crediting any death benefit amount into the contract as described above) as the initial deposit for purposes of future benefit calculations. If either the surviving spouse or the surviving annuitant is 76 or older, the EEB death benefit will be reduced to the EGMDB for a total annual charge of 1.85% or 1.40% depending on which contract you purchase.


The value of the death benefit will be determined as of the valuation date we approve the payment of the claim. Approval of payment will occur upon our receipt of all the following:

1. proof (e.g. an original certified death certificate), or any other proof of death satisfactory to us, of the death; and

2. written authorization for payment; and

30

3. all required claim forms, fully completed (including selection of a settlement option).

Notwithstanding any provision of this contract to the contrary, the payment of death benefits provided under this contract must be made in compliance with Code Section 72(s) or 401(a)(9) as applicable, as amended from time to time. Death benefits may be taxable. See Federal Tax Matters.

Unless otherwise provided in the beneficiary designation, one of the following procedures will take place on the death of a beneficiary:
 o If any beneficiary dies before the contractowner, that beneficiary's interest will go to any other beneficiaries named, according to their respective interests; and/or
 o If no beneficiary survives the contractowner, the proceeds will be paid to the contractowner's estate.

If the beneficiary is a minor, court documents appointing the guardian/custodian may be required.

Unless the contractowner has already selected a settlement option, the beneficiary may choose the method of payment of the death benefit. The death benefit payable to the beneficiary or joint owner must be distributed within five years of the contractowner's date of death unless the beneficiary begins receiving within one year of the contractowner's death the distribution in the form of a life annuity or an annuity for a designated period not extending beyond the beneficiary's life expectancy.

Upon the death of the annuitant, Federal tax law requires that an annuity election be made no later than 60 days after we have approved the death claim for payment.

If the death benefit becomes payable, the recipient may elect to receive payment either in the form of a lump sum settlement or an annuity payout. If a lump sum settlement is elected, the proceeds will be mailed within seven days of approval by us of the claim subject to the laws, regulations and tax code governing payment of death benefits. This payment may be postponed as permitted by the Investment Company Act of 1940.

In the case of a death of one of the parties to the annuity contract, if the recipient of the death benefit has elected a lump sum settlement and the contract value is over $10,000, the proceeds will be placed into the interest-bearing account in the recipient's name as the owner of the account. The SecureLine (Reg. TM) account allows the recipient additional time to decide how to manage death benefit proceeds with the balance earning interest from the day the account is opened. SecureLine (Reg. TM) is not a method of deferring taxation.

The SecureLine (Reg. TM) account is a special service that we offer in which the death benefit proceeds are placed into an interest-bearing account. Instead of mailing you (or the recipient of the death proceeds) a check, we will send a checkbook so that you (or the death proceeds recipient) will have access to the account simply by writing a check for all or any part of the proceeds. The SecureLine (Reg. TM) account is part of our general account. It is not a bank account and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the SecureLine (Reg. TM) account.


Investment Requirements

Contractowners who have elected 4LATER, the Lincoln SmartSecurity (Reg. TM) Advantage, or i4LIFE (Reg. TM) Advantage with the Guaranteed Income Benefit will be subject to the following requirements on variable subaccount investments. If you do not elect any of these benefits, the investment requirements will not apply to your contract.

We do not intend to enforce the Investment Requirements at this time. We will notify you at least 30 days in advance of when the Investment Requirements will be enforced. Our decision to enforce these requirements will be based on our review of the subaccount investments of the contractowners who have these riders and market conditions.

No more than 35% of your contract value (includes Account Value if i4LIFE (Reg.
TM) Advantage is in effect) can be invested in the following subaccounts ("Limited Subaccounts"):
o AllianceBernstein Global Technology Portfolio
o AllianceBernstein International Value Portfolio
o AllianceBernstein Small/Mid Cap Value Portfolio
o American Funds Global Growth Fund
o American Funds Global Small Capitalization Fund
o American Funds International Fund
o Baron Capital Asset Fund
o Delaware VIP REIT Series
o Delaware VIP Trend Series
o DWS Small Cap Index VIP
o Fidelity VIP Overseas Portfolio
o FVIPT Franklin Small-Mid Cap Growth Securities Fund
o Lincoln VIP Aggressive Growth Fund
o Lincoln VIP International Fund


                                                                              31

o Lincoln VIP Growth Opportunities Fund
o Neuberger Berman AMT Mid-Cap Growth Portfolio

All other variable subaccounts will be referred to as "Non-Limited
Subaccounts".

You can select the percentages of contract value, if any, allocated to the Limited Subaccounts, but the cumulative total investment in all the Limited Subaccounts cannot exceed 35% of the total contract value. On each quarterly anniversary of the effective date of any of these benefits, if the contract value in the Limited Subaccounts exceeds 35%, Lincoln will rebalance your contract value so that the contract value in the Limited Subaccounts is 30%.

If rebalancing is required, the contract value in excess of 30% will be removed from the Limited Subaccounts on a pro rata basis and invested in the remaining Non-Limited Subaccounts on a pro rata basis according to the contract value percentages in the Non-Limited Subaccounts at the time of the reallocation. If there is no contract value in the Non-Limited Subaccounts at that time, all contract value removed from the Limited Subaccounts will be placed in the Lincoln VIP Money Market subaccount.

We may move subaccounts on or off the Limited Subaccount list, change the percentages of contract value allowed in the Limited Subaccounts or change the frequency of the contract value rebalancing, at any time, in our sole discretion, but we will not make changes more than once per calendar year. You will be notified at least 30 days prior to the date of any change. We may make such modifications at any time when we believe the modifications are necessary to protect our ability to provide the guarantees under these Riders. Our decision to make modifications will be based on several factors including the general market conditions and the style and investment objectives of the subaccount investments.

At the time you receive notice of a change or when you are notified that we will begin enforcing the Investment Requirements, you may:

1. drop the applicable rider immediately, without waiting for a termination event if you do not wish to be subject to these Investment Requirements;

2. submit your own reallocation instructions for the contract value in excess of 35% in the Limited Subaccounts; or

3. take no action and be subject to the quarterly rebalancing as described above.


Lincoln SmartSecurity (Reg. TM) Advantage

The Lincoln SmartSecurity (Reg. TM) Advantage is a Rider that is available for purchase with your variable annuity contract. This benefit provides a minimum guaranteed amount (Guaranteed Amount) that you will be able to withdraw, in installments, from your contract. The Guaranteed Amount is equal to the initial purchase payment plus the amount of any bonus credit applicable to that purchase payment (or contract value if elected after contract issue) adjusted for subsequent purchase payments, any bonus credits, step-ups and withdrawals in accordance with the provisions set forth below. You may access this benefit through periodic withdrawals. Two different options are available to step-up the Guaranteed Amount to a higher level (the contract value at the time of the step-up). You must choose one of these two options:

     Lincoln SmartSecurity (Reg. TM) Advantage -  5 Year Elective Step-up or

     Lincoln SmartSecurity (Reg. TM) Advantage -  1 Year Automatic Step-up


when you purchase the benefit. Under the Lincoln SmartSecurity (Reg. TM) Advantage - 5 Year Elective Step-up, the contractowner has the option to step-up the Guaranteed Amount after five years. With the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option, the Guaranteed Amount will automatically step-up to the contract value, if higher, on each Benefit Year anniversary until the 10th anniversary. With the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up, the contractowner can also initiate additional ten-year periods of automatic step-ups.


You may access this Guaranteed Amount through periodic withdrawals which are based on a percentage of the Guaranteed Amount. With the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up Single Life or Joint Life options, you also have the option to receive periodic withdrawals for your lifetime or for the lifetimes of you and your spouse (when available in your state). These options are discussed below in detail.

By purchasing this Rider, you may be limited in how much you can invest in certain subaccounts. See The Contracts - Investment Requirements.

If the benefit is elected at contract issue, then the Rider will be effective on the contract's effective date. If the benefit is elected after the contract is issued (by sending a written request to our Home office), the Rider will be effective on the next valuation date following approval by us.

Benefit Year. The Benefit Year is the 12-month period starting with the effective date of the Rider and starting with each anniversary of the Rider effective date after that. If the contractowner elects to step-up the Guaranteed Amount (this does not include automatic


32

annual step-ups within a ten-year period), the Benefit Year will begin on the effective date of the step-up and each anniversary of the effective date of the step-up after that. The step-up will be effective on the next valuation date after notice of the step-up is approved by us.

Guaranteed Amount. The Guaranteed Amount is a value used to calculate your withdrawal benefit under this Rider. The Guaranteed Amount is not available to you as a lump sum withdrawal or a death benefit. The initial Guaranteed Amount varies based on when you elect the benefit. If you elect the benefit at the time you purchase the contract, the Guaranteed Amount will equal your initial purchase payment plus the amount of any bonus credit. The bonus credit is an additional amount credited to the Design 3 contract and is equal to a percentage of the purchase payment. If you elect the benefit after we issue the contract, the Guaranteed Amount will equal the contract value on the effective date of the Rider. The maximum Guaranteed Amount is $5,000,000 under Lincoln SmartSecurity (Reg. TM) Advantage - 5 Year Elective Step-up option and $10,000,000 for Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option. This maximum takes into consideration all Lincoln Life (Reg.
TM) contracts (or contracts issued by our affiliates) owned by you (or on which you are the annuitant if the contract is owned by a trust or other non-natural owner).

Additional purchase payments and bonus credits automatically increase the Guaranteed Amount by the amount of the purchase payment and bonus credit (not to exceed the maximum); for example, a $10,000 additional purchase payment, which receives a 3% bonus credit will increase the Guaranteed Amount by $10,300. For the Lincoln SmartSecurity (Reg. TM) Advantage - 5 Year Elective Step-up option we may restrict purchase payments to your annuity contract in the future. We will notify you if we restrict additional purchase payments. For the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option, we will restrict purchase payments into your annuity contract after the first anniversary of the Rider effective date if the cumulative additional purchase payments exceed $100,000. Additional purchase payments will not be allowed if the contract value is zero.

Each withdrawal reduces the Guaranteed Amount as discussed below.

Since the charge for the Rider is based on the Guaranteed Amount, the cost of the Rider increases when additional purchase payments and step-ups are made and any bonus credits are received, and the cost decreases as withdrawals are made because these transactions all adjust the Guaranteed Amount.

Step-ups of the Guaranteed Amount. Under the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option, the Guaranteed Amount will automatically step-up to the contract value on each Benefit Year anniversary up to and including the tenth Benefit Year if:

a. the contractowner or joint owner is still living; and

b. the contract value as of the valuation date, after the deduction of any withdrawals (including any surrender charges and other deductions), the Rider charge and account fee plus any purchase payments and any bonus credits made on that date is greater than the Guaranteed Amount immediately preceding the valuation date.

After the tenth Benefit Year anniversary, you may initiate another ten-year period of automatic step-ups by electing (in writing) to step-up the Guaranteed Amount to the greater of the Contract Value or the current Guaranteed Amount if:

a. each contractowner and annuitant is under age 81; and

b. the contractowner or joint owner is still living.


If you choose, we will administer this election for you automatically, so that a new ten-year period of step-ups will begin at the end of each prior ten-year step-up period.


Following is an example of how the step-ups work in the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option, Design 3 (assuming no withdrawals or additional purchase payments):



                                                    Contract Value        Guaranteed Amount
o Initial Deposit $50,000 (3 % bonus credit)        $51,500               $51,500
o 1st Benefit Year Anniversary                      $54,000               $54,000
o 2nd Benefit Year Anniversary                      $53,900               $54,000
o 3rd Benefit Year Anniversary                      $57,000               $57,000


Annual step-ups, if the conditions are met, will continue until (and including) the 10th Benefit Year Anniversary. If you had elected to have the next ten-year period of step-ups begin automatically after the prior ten-year period, annual step-ups, if conditions are met, will continue beginning on the 11th Benefit Year Anniversary.


Under the Lincoln SmartSecurity (Reg. TM) Advantage - 5 Year Elective Step-up option, after the fifth anniversary of the Rider, you may elect (in writing) to step-up the Guaranteed Amount to an amount equal to the contract value on the effective date of the step-up. Additional step-ups are permitted, but you must wait at least 5 years between each step-up.


                                                                              33

Under both the Lincoln SmartSecurity (Reg. TM) Advantage - 5 Year Elective Step-up and the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up options, contractowner elected step-ups (other than automatic step-ups) will be effective on the next valuation date after we receive your request and a new Benefit Year will begin. Purchase payments, any bonus credits and withdrawals made after a step-up adjust the Guaranteed Amount. In the future, we may limit your right to step-up the Guaranteed Amount to your Benefit Year anniversary dates. All step-ups are subject to the maximum Guaranteed Amount.


A contractowner elected step-up (including contractowner step-ups that we administer for you to begin a new ten-year step-up period) may cause a change in the percentage charge for this benefit. There is no change in the percentage charge when automatic, annual step-ups occur during a ten-year period. See Rider Charges - Lincoln SmartSecurity (Reg. TM) Advantage Charge.


Withdrawals. You will have access to your Guaranteed Amount through periodic withdrawals up to the Maximum Annual Withdrawal amount each Benefit Year until the Guaranteed Amount equals zero.

On the effective date of the Rider, the Maximum Annual Withdrawal amount is:
 o 7% of the Guaranteed Amount under the Lincoln SmartSecurity (Reg. TM) Advantage - 5 Year Elective Step-up option and
 o 5% of the Guaranteed Amount under the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option.


If you do not withdraw the entire Maximum Annual Withdrawal amount during a Benefit Year, there is no carryover of the extra amount into the next Benefit Year. The Maximum Annual Withdrawal amount is increased by 7% or 5% (depending on your option) of any additional purchase payments and any bonus credits. For example, if the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option with a Maximum Annual Withdrawal amount of $2,575 (5% of $51,500 Guaranteed Amount) is in effect and an additional purchase payment of $10,000 is made (which receives a 3% bonus credit if Design 3 is purchased), the new Maximum Annual Withdrawal amount is $3,090 ($2,575 + 5% of $10,300). Step-ups of the Guaranteed Amount (both automatic step-ups and step-ups elected by you) will step-up the Maximum Annual Withdrawal amount to the greater of:


a. the Maximum Annual Withdrawal amount immediately prior to the step-up; or

b. 7% or 5% (depending on your option) of the new (stepped-up) Guaranteed
Amount.

If the cumulative amounts withdrawn from the contract during the Benefit Year (including the current withdrawal) are within the Maximum Annual Withdrawal amount, then:

1. the withdrawal will reduce the Guaranteed Amount by the amount of the withdrawal on a dollar-for-dollar basis, and

2. the Maximum Annual Withdrawal amount will remain the same.


Withdrawals within the Maximum Annual Withdrawal amount are not subject to surrender charges or the interest adjustment on the amount withdrawn from the fixed account, if applicable. See The Contracts - Fixed Side of the Contract. If the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option is in effect, withdrawals from IRA contracts will be treated as within the Maximum Annual Withdrawal amount (even if they exceed the 5% Maximum Annual Withdrawal amount) only if the withdrawals are taken in the form of systematic monthly or quarterly installments, as calculated by Lincoln, of the amount needed to satisfy the required minimum distribution rules under Internal Revenue Code Section 401(a)(9) for this contract value. Distributions from qualified contracts are generally taxed as ordinary income. In nonqualified contracts, withdrawals of contract value that exceed purchase payments are taxed as ordinary income. See Federal Tax Matters.


When cumulative amounts withdrawn from the contract during the Benefit Year (including the current withdrawal) exceed the Maximum Annual Withdrawal amount:


1. The Guaranteed Amount is reduced to the lesser of:
  o the contract value immediately following the withdrawal, or
  o the Guaranteed Amount immediately prior to the withdrawal, less the amount of the withdrawal.

2. The Maximum Annual Withdrawal amount will be the least of:
  o the Maximum Annual Withdrawal amount immediately prior to the withdrawal;
or
  o the greater of:
   o 7% or 5% (depending on your option) of the reduced Guaranteed Amount immediately following the withdrawal (as specified above when withdrawals exceed the Maximum Annual Withdrawal amount); or
   o 7% or 5% (depending on your option) of the contract value immediately following the withdrawal; or
  o the new Guaranteed Amount.

The following example of the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option, Design 3, demonstrates the impact of a withdrawal in excess of the Maximum Annual Withdrawal amount on the Guaranteed Amount and the Maximum Annual Withdrawal amount:

Prior to Excess Withdrawal:
Contract Value = $60,000

34

Guaranteed Amount = $82,400
Maximum Annual Withdrawal = $5,150 (5% of the initial Guaranteed Amount of $103,000)
 Initial Guaranteed Amount of $103,000 equals $100,000 purchase payment and 3% bonus credit

After a $7,000 Withdrawal:
Contract Value = $53,000
Guaranteed Amount = $53,000
Maximum Annual Withdrawal = $2,650

The Guaranteed Amount was reduced to the lesser of the contract value immediately following the withdrawal ($53,000) or the Guaranteed Amount immediately prior to the withdrawal, less the amount of the withdrawal ($82,400
- $7,000 = $75,400).

The Maximum Annual Withdrawal amount was reduced to the least of:
1) Maximum Annual Withdrawal amount prior to the withdrawal ($5,150); or
2) The greater of 5% of the new Guaranteed Amount ($2,650) or 5% of the contract value following the withdrawal ($2,650); or
3) The new Guaranteed Amount ($53,000).

The least of these three items is $2,650.

In a declining market, withdrawals that exceed the Maximum Annual Withdrawal amount may substantially deplete or eliminate your Guaranteed Amount and reduce your Maximum Annual Withdrawal amount.

Under the Lincoln SmartSecurity (Reg. TM) Advantage - 5 Year Elective Step-up option for IRA contracts, the annual amount available for withdrawal within the Maximum Annual Withdrawal amount may not be sufficient to satisfy your required minimum distributions under the Internal Revenue Code. This is particularly true for individuals over age 84. Therefore, you may have to make withdrawals that exceed the Maximum Annual Withdrawal amount. Withdrawals over the Maximum Annual Withdrawal amount may quickly and substantially decrease your Guaranteed Amount and Maximum Annual Withdrawal amount, especially in a declining market. You should consult your tax advisor to determine if there are ways to limit the risks associated with these withdrawals. Such methods may involve the timing of withdrawals or foregoing step-ups of the Guaranteed Amount.


Withdrawals in excess of the Maximum Annual Withdrawal amount will be subject to surrender charges and an interest adjustment on the amount withdrawn from the fixed account. Refer to the Statement of Additional Information for an example of the interest adjustment calculation.


Lifetime Withdrawals. (Available only with the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up Single or Joint Life options and not the Lincoln SmartSecurity (Reg. TM) Advantage - 5 Year Elective Step-up option or the prior version of the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option). Payment of the Maximum Annual Withdrawal amount will be guaranteed for your (contractowner) lifetime (if you purchase the Single Life option) or for the lifetimes of you (contractowner) and your spouse (if the Joint Life option is purchased), as long as:

1) No withdrawals are made during the Waiting Period; and

2) An excess withdrawal (described above) has not reduced the Maximum Annual Withdrawal amount to zero.

If the lifetime withdrawal is not in effect, the Maximum Annual Withdrawal amount will last only until the Guaranteed Amount equals zero.

The Waiting Period is defined as the later of:

1) 3 years from the effective date of the Rider; or


2) The date on which the contractowner or the younger of the contractowner and spouse is age 65.

If any withdrawal is made during the Waiting Period, the Maximum Annual Withdrawal amount will not last for the lifetime(s), except in the two situations described below:

1) If a step-up of the Guaranteed Amount after the Waiting Period causes the Maximum Annual Withdrawal amount to equal or increase from the immediately prior Maximum Annual Withdrawal amount. This typically occurs if the contract value equals or exceeds the highest, prior Guaranteed Amount. If this happens, the new Maximum Annual Withdrawal amount will automatically be paid for the specified lifetime(s); or

2) The contractowner makes a one-time election to reset the Maximum Annual Withdrawal amount to 5% of the current Guaranteed Amount. This reset will occur on the first valuation date following the Benefit Year anniversary and will be based on the Guaranteed Amount as of that valuation date. This will reduce your Maximum Annual Withdrawal amount. A contractowner would only choose this if the above situation did not occur. To reset the Maximum Annual Withdrawal amount, the following must occur:


a. the Waiting Period has expired;

                                                                              35


b. the contract is currently within a ten-year automatic step-up period described above (or else a contractowner submits a step-up request to start a new ten-year automatic step-up period) (the contractowner must be eligible to elect a step-up i.e. all contractowners and the annuitant must be alive and under age 81); and

c. you have submitted this request to us in writing at least 30 days prior to the end of the Benefit Year.

As an example of these two situations, if you purchased a Design 3 annuity with the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up with $100,000 (and received a bonus credit of 3%), your initial Guaranteed Amount is $103,000 and your initial Maximum Annual Withdrawal amount is $5,150. If you make a $5,000 withdrawal in year 2, your Guaranteed Amount will decrease to $98,000. Since you did not satisfy the Waiting Period, you do not have a lifetime Maximum Annual Withdrawal amount. If a step-up of the Guaranteed Amount after the Waiting Period (either automatic or owner-elected) causes the Guaranteed Amount to equal or exceed $103,000, then the Maximum Annual Withdrawal amount of $5,150 (or greater) will become a lifetime payout. This is the first situation described above. However, if the Guaranteed Amount has not been reset to equal or exceed the highest prior Guaranteed Amount, then you can choose the second situation described above if the Waiting Period has expired and the contract is within a ten-year automatic step-up period. This will reset the Maximum Annual Withdrawal amount to 5% of the current Guaranteed Amount, 5% of $98,000 is $4,900. This is your new Maximum Annual Withdrawal amount which can be paid for your lifetime unless excess withdrawals are made.


The tax consequences of withdrawals and annuity payments are discussed in Federal Tax Matters.

All withdrawals you make, whether or not within the Maximum Annual Withdrawal amount, will decrease your contract value. If the contract is surrendered, the contractowner will receive the contract value (less any applicable charges, fees, and taxes) and not the Guaranteed Amount.


If your contract value is reduced to zero because of market performance, withdrawals equal to the Maximum Annual Withdrawal amount will continue for the life of you (and your spouse if applicable) if the lifetime withdrawals are in effect. If not, the Maximum Annual Withdrawal amount will continue until the Guaranteed Amount equals zero. You may not withdraw the remaining Guaranteed Amount in a lump sum.

Guaranteed Amount Annuity Payout Option. (For use only with the Lincoln SmartSecurity (Reg. TM) Advantage - 5 Year Elective Step-up option and prior version of the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option and not the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up Single Life or Joint Life options). The Guaranteed Amount Annuity Payment Option is a fixed annuitization in which the contractowner will receive the Guaranteed Amount in annual annuity payments equal to the current 7% or 5% (depending on your option) Maximum Annual Withdrawal amount (this option is different from other annuity payment options discussed in your prospectus which are based on your contract value). Payment frequencies other than annual may be available. Payments will continue until the Guaranteed Amount equals zero and your contract terminates. This may result in a partial, final payment. You would consider this option only if your contract value is less than the Guaranteed Amount (and you don't believe the contract value will ever exceed the Guaranteed Amount) and you do not wish to keep your annuity contract in force other than to pay out the Guaranteed Amount. You will have no other contract features other than the right to receive annuity payments equal to the Maximum Annual Withdrawal amount until the Guaranteed Amount equals zero. We do not assess a charge for this annuity payment option and, once chosen, this payment option may not be changed. If the contract value is zero and you have a remaining Guaranteed Amount, you may not withdraw the remaining Guaranteed Amount in a lump sum, but must elect the Guaranteed Amount Annuity Payment Option.


Death Prior to the Annuity Commencement Date. There is no provision for a lump sum payout of the Guaranteed Amount upon death of the contractowners or annuitant. At the time of death, if the contract value equals zero, no death benefit will be paid other than any applicable Maximum Annual Withdrawal amounts. All death benefit payments must be made in compliance with Internal Revenue Code Sections 72(s) or 401(a)(9) as applicable as amended from time to time. See The Contracts - Death Benefit.

Upon the death of the Single Life under the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option, the lifetime payout of the Maximum Annual Withdrawal amount, if in effect, will end. If the contract is continued as discussed below, the Maximum Annual Withdrawal amount will continue until the Guaranteed Amount, if any, is zero. In the alternative, the surviving spouse can choose to become the new Single Life, if the surviving spouse is under age 81. This will cause a reset of the Guaranteed Amount and the Maximum Annual Withdrawal amount. The new Guaranteed Amount will equal the contract value on the date of the reset and the new Maximum Annual Withdrawal amount will be 5% of the new Guaranteed Amount. This also starts a new 10 year period of automatic step-ups. At this time, the charge for the Rider will become the current charge in effect for new purchases of the Single Life option. A new Waiting Period will not apply if this change is made within one year of death (but the surviving spouse will need to be 65 before taking withdrawals to qualify for a lifetime payout). Otherwise, the requirements of the Waiting Period will be imposed. In deciding whether to make this change, the surviving spouse should consider: 1) the change a reset would cause to the Guaranteed Amount and the Maximum Annual Withdrawal amount ; 2) whether it is important to have Maximum Annual Withdrawal amounts for life versus the remainder of the prior Guaranteed Amount and 3) the cost of the Single Life option.


36


Upon the first death under the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up-Joint Life option, the lifetime payout of the Maximum Annual Withdrawal amount, if in effect, will continue for the life of the surviving spouse. Upon the death of the surviving spouse, the lifetime payout of the Maximum Annual Withdrawal amount will end. However, if the spouse's beneficiary elects to take the annuity death benefit in installments, the Maximum Annual Withdrawal amount will continue until the Guaranteed Amount, if any, is zero (see below for a non-spouse beneficiary). As an alternative, after the first death, the surviving spouse may choose to change from the Joint Life option to the Single Life option, if the surviving spouse is under age 81. This will cause a reset of the Guaranteed Amount and the Maximum Annual Withdrawal amount. The new Guaranteed Amount will equal the contract value on the date of the reset and the new Maximum Annual Withdrawal amount will be 5% of the new Guaranteed Amount. This also starts a new 10 year period of automatic step-ups. At this time, the charge for the Rider will become the current charge in effect for new purchases of the Single Life option. A new three year Waiting Period will not apply if this change is made within one year of death. Otherwise, the requirements of the Waiting Period will be imposed. In deciding whether to make this change, the surviving spouse should consider: 1) if the reset will cause the Guaranteed Amount and the Maximum Annual Withdrawal amount to decrease and
2) if the cost of the Single Life option is less than the cost of the Joint Life option.


If the surviving spouse of the deceased contractowner continues the contract, the remaining automatic step-ups under the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option, will apply to the spouse as the new contractowner. Under the Lincoln SmartSecurity (Reg. TM) Advantage - 5 Year Elective Step-up option, the new contractowner is eligible to elect to step-up the Guaranteed Amount prior to the next available step-up date; however, all other conditions for the step-up apply and any subsequent step-up by the new contractowner must meet all conditions for a step-up.

If a non-spouse beneficiary elects to receive the death benefit in installments (thereby keeping the contract in force), the beneficiary may continue the Lincoln SmartSecurity (Reg. TM) Advantage if desired. Automatic step-ups under the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option will not continue and elective step-ups of the Guaranteed Amount under both options will not be permitted. In the event the contract value declines below the Guaranteed Amount (as adjusted for withdrawals of death benefit payments), the beneficiary is assured of receiving payments equal to the Guaranteed Amount (as adjusted). Deductions for the Rider charge will continue on a quarterly basis and will be charged against the remaining Guaranteed Amount. Note: there are instances where the required installments of the death benefit, in order to be in compliance with the Internal Revenue Code as noted above, may exceed the Maximum Annual Withdrawal amount, thereby reducing the benefit of this Rider. If there are multiple beneficiaries, each beneficiary will be entitled to continue a share of the Lincoln SmartSecurity (Reg. TM) Advantage equal to his or her share of the death benefit.


Impact of Divorce on Joint Life Option. In the event of a divorce, the contractowner may change from a Joint Life Option to a Single Life Option (if the contractowner is under age 81) at the current Rider charge for new sales of the Single Life Option. At the time of the change, the Guaranteed Amount will be reset to the current contract value and the Maximum Annual Withdrawal amount will equal 5% of this new Guaranteed Amount. A new Waiting Period will not be imposed (other than age 65 requirement) if this change occurs within one year of the divorce; otherwise, the contractowner will have to satisfy a new Waiting Period to obtain Maximum Annual Withdrawal amounts for life.

After a divorce, the contractowner may keep the Joint Life Option to have the opportunity to receive lifetime payouts for the lives of the contractowner and a new spouse. This is only available if no withdrawals were made from the contract after the effective date of the Rider up to and including the date the new spouse is added to the Rider. When the new spouse is added as a Joint Life, a new Waiting Period will not be imposed (other than age 65 requirements).


Termination. After the later of the fifth anniversary of the effective date of the Rider or the fifth anniversary of the most recent contractowner-elected step-up of the Guaranteed Amount, the contractowner may terminate the Rider by notifying us in writing. This Rider will automatically terminate
 o on the annuity commencement date (except payments under the Guaranteed Amount Annuity Payment Option will continue if applicable);
 o upon the election of i4LIFE (Reg. TM) Advantage;
 o if the contractowner or annuitant is changed (except if the surviving spouse assumes ownership of the contract upon death of the contractowner) including any sale or assignment of the contract or any pledge of the contract as collateral;
 o upon the last payment of the Guaranteed Amount unless the lifetime Maximum Annual Withdrawal is in effect;
 o when a withdrawal in excess of the Maximum Annual Withdrawal amount reduces the Guaranteed Amount to zero; or
 o Upon termination of the underlying annuity contract.

The termination will not result in any increase in contract value equal to the Guaranteed Amount. Upon effective termination of this Rider, the benefits and charges within this Rider will terminate.

If you terminate the Rider, you must wait one year before you can re-elect any Lincoln SmartSecurity (Reg. TM) Advantage or 4LATERSM Advantage options.

i4LIFE (Reg. TM) Advantage Option. Contractowners with an active Lincoln SmartSecurity (Reg. TM) Advantage in force are guaranteed the option to purchase i4LIFE (Reg. TM) Advantage (with or without the Guaranteed Income Benefit) under the i4LIFE (Reg. TM) Advantage terms and charge in effect at the time of the i4LIFE (Reg. TM) Advantage election. See i4LIFE (Reg. TM) Advantage.


                                                                              37

Availability. The Lincoln SmartSecurity (Reg. TM) Advantage is available for purchase with nonqualified and qualified (IRAs and Roth IRAs) annuity contracts. All contractowners and the annuitant of the contracts with the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option and contractowners of qualified annuity contracts with the Lincoln SmartSecurity (Reg. TM) Advantage - 5 Year Elective Step-up option must be under age 81 at the time this Rider is elected. You cannot elect the Rider on or after the purchase of i4LIFE (Reg. TM) Advantage or 4LATERSM Advantage or on or after the Annuity Commencement Date.

Except as discussed above under i4LIFE (Reg. TM) Advantage Option, there is no guarantee that the Lincoln SmartSecurity (Reg. TM) Advantage will be available for new purchasers in the future as we reserve the right to discontinue this benefit at any time. The availability of this Rider will depend upon your state's approval of this Rider. Check with your investment representative regarding availability.

Contractowners with an existing Lincoln SmartSecurity (Reg. TM) Advantage Rider may change to the Single or Joint Life options in order to qualify for a lifetime Maximum Annual Withdrawal amount until March 31, 2007 (or 90 days after approval in your state if later). If you make this change, your Guaranteed Amount will not carry over to the new Rider, but will be equal to the contract value on the effective date of the new Rider. Your Maximum Annual Withdrawal amount will be 5% of this new Guaranteed Amount. Factors to consider if you make this change are: 1) whether or not your Guaranteed Amount and Maximum Annual Withdrawal amount will decrease; 2) the cost of the Rider and the fact that the waiver of the charge is not available on the new Rider; 3) the Waiting Period will begin when you elect the new option, not when you originally purchased the Lincoln SmartSecurity (Reg. TM) Advantage Rider; and
4) if your old Rider was not subject to Investment Requirements. You may want to discuss this with your representative before making this decision.


Ownership

The owner on the date of issue will be the person or entity designated in the contract specifications. If no owner is designated, the annuitant(s) will be the owner. The owner may name a joint owner.

As contractowner, you have all rights under the contract. According to Indiana law, the assets of the VAA are held for the exclusive benefit of all contractowners and their designated beneficiaries; and the assets of the VAA are not chargeable with liabilities arising from any other business that we may conduct. Qualified contracts may not be assigned or transferred except as permitted by applicable law and upon written notification to us. Non-qualified contracts may not be collaterally assigned. An assignment affects the death benefit calculated under the contract. We assume no responsibility for the validity or effect of any assignment. Consult your tax adviser about the tax consequences of an assignment.


Joint Ownership

If a contract has joint owners, the joint owners shall be treated as having equal undivided interests in the contract. Either owner, independently of the other, may exercise any ownership rights in this contract. Not more than two owners (an owner and joint owner) may be named and contingent owners are not permitted.


Annuitant

The following rules apply prior to the annuity commencement date. You may name only one annuitant [unless you are a tax-exempt entity, then you can name two joint annuitants]. You (if the contractowner is a natural person) have the right to change the annuitant at any time by notifying us of the change. The new annuitant must be under age 86 as of the effective date of the change. This change may cause a reduction in the death benefit on the death of the annuitant. See The Contracts - Death Benefit. A contingent annuitant may be named or changed by notifying us in writing. Contingent annuitants are not allowed on contracts owned by non-natural owners. On or after the annuity commencement date, the annuitant or joint annuitants may not be changed and contingent annuitant designations are no longer applicable.


Surrenders and Withdrawals

Before the annuity commencement date, we will allow the surrender of the contract or a withdrawal of the contract value upon your written request on an approved Lincoln distribution request form (available from the Home Office), subject to the rules discussed below. Surrender or withdrawal rights after the annuity commencement date depend on the annuity payout option selected.

The amount available upon surrender/withdrawal is the contract value less any applicable charges, fees, and taxes at the end of the valuation period during which the written request for surrender/withdrawal is received at the Home office. If we receive a surrender or withdrawal request at or after 4:00 p.m., New York time, we will process the request using the accumulation unit value computed on the next valuation date. The minimum amount which can be withdrawn is $300. Unless a request for withdrawal specifies otherwise, withdrawals will be made from all subaccounts within the VAA and from the fixed account in the same proportion that the amount of withdrawal bears to the total contract value. Surrenders and withdrawals from the fixed account may be subject to the interest adjustment. See Fixed Side of the Contract. Unless prohibited, surrender/withdrawal payments will be mailed within seven days after we receive a valid written request at the Home office. The payment may be postponed as permitted by the 1940 Act.

If you request a lump sum surrender and your surrender value is over $10,000, your money will be placed into a SecureLine (Reg. TM) account in your name. You are the owner of the account, and are the only one authorized to transfer proceeds from the account. You may choose to leave the proceeds in this account, or you may begin writing checks immediately.


38

The SecureLine (Reg. TM) account is a special service that we offer in which your surrender proceeds are placed into an interest-bearing account. Instead of mailing you a check, we will send a checkbook so that you will have access to the account simply by writing a check for all or any part of the proceeds. The SecureLine (Reg. TM) account is part of our general account. It is not a bank account and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the SecureLine (Reg. TM) account.

There are charges associated with surrender of a contract or withdrawal of contract value. You may specify whether these charges are deducted from the amount you request to be withdrawn or from the remaining contract value. If the charges are deducted from the remaining contract value, the amount of the total withdrawal will increase according to the impact of the applicable surrender charge percentage; consequently, the amount of the charge associated with the withdrawal will also increase. In other words, the amount deducted to cover the surrender charge is also subject to a surrender charge.

The tax consequences of a surrender/withdrawal are discussed later in this booklet. See Federal Tax Matters - Taxation of Withdrawals and Surrenders.


Small Contract Surrenders

We may surrender your contract, in accordance with the laws of your state if:
 o your contract value drops below certain state specified minimum amounts ($1,000 or less) for any reason, including if your contract value decreases due to the performance of the subaccounts you selected;
 o no purchase payments have been received for two (2) full, consecutive contract years; and
 o the paid up annuity benefit at maturity would be less than $20.00 per month (these requirements may differ in some states).

At least 60 days before we surrender your contract, we will send you a letter at your last address we have on file, to inform you that your contract will be surrendered. You will have the opportunity to make additional purchase payments to bring your contract value above the minimum level to avoid surrender. If we surrender your contract, we will not assess any surrender charge.


Delay of Payments

Contract proceeds from the VAA will be paid within seven days, except:
 o when the NYSE is closed (other than weekends and holidays);
 o times when market trading is restricted or the SEC declares an emergency, and we cannot value units or the funds cannot redeem shares; or
 o when the SEC so orders to protect contractowners.

Payment of contract proceeds from the fixed account may be delayed for up to six months.

Due to federal laws designed to counter terrorism and prevent money laundering by criminals, we may be required to reject a purchase payment and/ or deny payment of a request for transfers, withdrawals, surrenders, or death benefits, until instructions are received from the appropriate regulator. We also may be required to provide additional information about a contractowner's account to government regulators.


Reinvestment Privilege

You may elect to make a reinvestment purchase with any part of the proceeds of a surrender/withdrawal, (including previously credited bonus credits), and we will recredit that portion of the surrender/withdrawal charges attributable to the amount returned.

This election must be made by your written authorization to us on an approved Lincoln reinvestment form and received in our Home office within 30 days of the date of the surrender/withdrawal, and the repurchase must be of a contract covered by this prospectus. In the case of a qualified retirement plan, a representation must be made that the proceeds being used to make the purchase have retained their tax-favored status under an arrangement for which the contracts offered by this prospectus are designed. The number of accumulation units which will be credited when the proceeds are reinvested will be based on the value of the accumulation unit(s) on the next valuation date. This computation will occur following receipt of the proceeds and request for reinvestment at the Home office. You may utilize the reinvestment privilege only once. No bonus credits will apply when a reinvestment purchase occurs. For tax reporting purposes, we will treat a surrender/withdrawal and a subsequent reinvestment purchase as separate transactions (and a Form 1099 may be issued, if applicable). You should consult a tax adviser before you request a surrender/withdrawal or subsequent reinvestment purchase.


Amendment of Contract

We reserve the right to amend the contract to meet the requirements of the 1940 Act or other applicable federal or state laws or regulations. You will be notified in writing of any changes, modifications or waivers. Any changes are subject to prior approval of your state's insurance department (if required).


                                                                              39

Distribution of the Contracts

We serve as principal underwriter for the contracts. We are registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, and are a member of NASD, Inc. We may enter into selling agreements with and pay commissions to other broker-dealers ("Selling Firms") for the sale of the contracts.

Compensation Paid to Unaffiliated Selling Firms. We pay commissions to all Selling Firms. The maximum commission we pay to Selling Firms is 5.25% of purchase payments, plus 0.30% annual trail compensation beginning in years two and beyond. Some Selling Firms may elect to receive a lower commission when a purchase payment is made along with an earlier quarterly payment based on contract value for so long as the contract remains in effect. Upon annuitization, the maximum commission we pay to Selling Firms is 5.25% of annuitized value and/or ongoing annual compensation of up to 1.05% of annuity value or statutory reserves. Lincoln Financial Distributors, Inc., our affiliate, is a broker-dealer and acts as wholesaler of the contracts and performs certain marketing and other functions in support of the distribution and servicing of the contracts.

We may pay certain Selling Firms or their affiliates additional amounts for:
(1) "preferred product" treatment of the contracts in their marketing programs, which may include marketing services and increased access to sales representatives; (2) sales promotions relating to the contracts; (3) costs associated with sales conferences and educational seminars for their sales representatives; (4) other sales expenses incurred by them; (5) and inclusion in the financial products the Selling Firm offers. We may provide loans to broker-dealers or their affiliates to help finance marketing and distribution of the contracts, and those loans may be forgiven if aggregate sales goals are met. In addition, we may provide staffing or other administrative support and services to broker-dealers who distribute the contracts. We may make bonus payments to certain Selling Firms based on aggregate sales of our variable insurance contracts (including the contracts) or persistency standards. These additional payments are not offered to all Selling Firms, and the terms of any particular agreement governing the payments may vary among Selling Firms.

These additional types of compensation are not offered to all Selling Firms. The terms of any particular agreement governing compensation may vary among Selling Firms and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation may provide Selling Firms and/or their registered representatives with an incentive to favor sales of the contracts over other variable annuity contracts (or other investments) with respect to which a Selling Firm does not receive additional compensation, or lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the contracts. Additional information relating to compensation paid in 2005 is contained in the Statement of Additional Information (SAI).

Depending on the particular selling arrangements, there may be others whom we compensate for the distribution activities. For example, we may compensate certain "wholesalers", who control access to certain selling offices, for access to those offices or for referrals, and that compensation may be separate from the compensation paid for sales of the contracts. One of the wholesalers is Lincoln Financial Distributors, Inc. ("LFD"), a registered broker-dealer, also an affiliate of Lincoln Life. We may compensate marketing organizations, associations, brokers or consultants which provide marketing assistance and other services to broker-dealers who distribute the contracts, and which may be affiliated with those broker-dealers. Commissions and other incentives or payments described above are not charged directly to contract owners or the Separate Account. All compensation is paid from our resources, which include fees and charges imposed on your contract.


Contractowner Questions

The obligations to purchasers under the contracts are those of Lincoln Life (Reg. TM). Contracts, endorsements and riders may vary as required by state law. This prospectus provides a general description of the contract. Questions about your contract should be directed to us at 1-888-868-2583.


i4LIFE (Reg. TM) Advantage

i4LIFE (Reg. TM) Advantage (the Variable Annuity Income Rider in your contract) is an optional annuity payout rider you may elect and is separate and distinct from other annuity payout options offered under your contract and described later in this prospectus. You may also purchase either the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit or the 4LATER Guaranteed Income Benefit (described below) for an additional charge.


i4LIFE (Reg. TM) Advantage is a payout option that provides you with variable, periodic regular income payments for life. These payouts are made during an Access Period, where you have access to the Account Value. After the Access Period ends, payouts continue for the rest of your life, during the Lifetime Income Period. i4LIFE (Reg. TM) Advantage is different from other annuity payout options provided by Lincoln because with i4LIFE (Reg. TM) Advantage, you have the ability to make additional withdrawals or surrender the contract during the Access Period. The initial regular income payment is calculated from the Account Value on the periodic income commencement date, a date no more than 14 days prior to the date you select to begin receiving the regular income payments. This option is available on non-qualified annuities, IRAs and Roth IRAs (check with your registered representative regarding availability with SEP and SARSEP markets). This option, when available in your state, is subject to a charge (imposed only during the i4LIFE (Reg. TM) Advantage payout phase) computed daily on the average account value. See i4LIFE (Reg. TM) Advantage Charges.



40

i4LIFE (Reg. TM) Advantage is available for contracts with a contract value of at least $50,000 and may be elected at the time of application or at any time before an annuity payout option is elected by sending a written request to our Home Office. If you purchased 4LATERSM Advantage, you must wait at least one year before you can purchase i4LIFE (Reg. TM) Advantage. When you elect i4LIFE (Reg. TM) Advantage, you must choose the annuitant, secondary life, if applicable, and make several choices about your regular income payments. The annuitant may not be changed after i4LIFE (Reg. TM) Advantage is elected. See i4LIFE (Reg. TM) Advantage Death Benefits regarding the impact of a change to the annuitant prior to the i4LIFE (Reg. TM) Advantage election.

i4LIFE (Reg. TM) Advantage for IRA annuity contracts is only available if the annuitant is age 591/2 or older at the time the option is elected. Additional limitations on issue ages and features may be necessary to comply with the IRC provisions for required minimum distributions. Additional purchase payments may be made during the Access Period for an IRA annuity contract, unless the 4LATERSM Advantage Guaranteed Income Benefit or i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit has been elected. A joint payout with a secondary life is not currently available with IRAs if either the 4LATERSM Advantage Guaranteed Income Benefit or i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit has been elected.

Additional purchase payments will not be accepted once i4LIFE (Reg. TM) Advantage becomes effective for a non-qualified annuity contract.


If i4LIFE (Reg. TM) Advantage is selected, the applicable transfer provisions among subaccounts and the fixed account will continue to be those specified in your annuity contract for transfers on or before the annuity commencement date. However, once i4LIFE (Reg. TM) Advantage begins, any automatic withdrawal service will terminate. See The Contracts - Transfers on or Before the Annuity Commencement Date.

When you elect i4LIFE (Reg. TM) Advantage you must select a death benefit option. Once i4LIFE (Reg. TM) Advantage begins, any prior death benefit election will terminate and the i4LIFE (Reg. TM) Advantage death benefit will be in effect. Existing contractowners who elect i4LIFE (Reg. TM) Advantage must choose a death benefit of equal or lesser value than the death benefit option in effect during the accumulation phase. You cannot choose a greater death benefit option with i4LIFE (Reg. TM) Advantage. The amount paid under the new death benefit may be less than the amount that would have been paid under the death benefit provided before i4LIFE (Reg. TM) Advantage began. See i4LIFE (Reg. TM) Advantage Death Benefits.


i4LIFE (Reg. TM) Advantage Charges. i4LIFE (Reg. TM) Advantage, when available in your state, is subject to a charge (imposed during the i4LIFE (Reg. TM) Advantage payout phase), computed daily of the net asset value of the Account Value in the VAA. The annual rate of the i4LIFE (Reg. TM) Advantage charge is:



i4LIFE (Reg. TM) Advantage:                                 Design 1        Design 2        Design 3
o Account Value Death Benefit                               1.50%           1.95%           1.95%
o Guarantee of Principal Death Benefit                      1.55%           2.00%           2.00%
o Enhanced Guaranteed Minimum Death Benefit (EGMDB)*        1.80%           2.25%           2.25%

*The EGMDB death benefit is available for non-qualified contracts only.

This charge consists of a mortality and expense risk and administrative charge. If i4LIFE (Reg. TM) Advantage is elected at issue of the contract, i4LIFE (Reg.
TM) Advantage and the charge will begin on the contract's effective date. Otherwise, i4LIFE (Reg. TM) Advantage and the charge will begin on the periodic income commencement date which is the valuation date on which the regular income payment is determined. See Charges and Other Deductions.

Access Period. At the time you elect i4LIFE (Reg. TM) Advantage, you also select the Access Period, which begins on the periodic income commencement date. The Access Period is a defined period of time during which we pay variable, periodic regular income payments and provide a death benefit, and during which you may surrender the contract and make withdrawals from your Account Value (defined below). At the end of the Access Period, the remaining Account Value is used to make regular income payments for the rest of your life (or the Secondary Life if applicable) and you will no longer be able to make withdrawals or surrenders or receive a death benefit.

We will establish the minimum (currently 5 years) and maximum (currently to age 115 for non-qualified contracts; to age 100 for qualified contracts) Access Periods at the time you elect i4LIFE (Reg. TM) Advantage. Generally, shorter Access Periods will produce a higher initial regular income payment than longer Access Periods. At any time during the Access Period, and subject to the rules in effect at that time, you may extend or shorten the Access Period by sending us notice. Currently, if you extend the Access Period, it must be extended at least 5 years. If you change the Access Period, subsequent regular income payments will be adjusted accordingly, and the Account Value remaining at the end of the new Access Period will be applied to continue regular income payments for your life. Additional limitations on issue ages and features may be necessary to comply with the IRC provisions for required minimum distributions. We may reduce or terminate the Access Period for IRA i4LIFE (Reg. TM) Advantage contracts in order to keep the regular income payments in compliance with IRC provisions for required minimum distributions. The minimum Access Period requirements for Guaranteed Income Benefits are longer than the requirements for i4LIFE (Reg. TM) Advantage without a Guaranteed Income Benefit.


                                                                              41

Account Value. The initial Account Value is the contract value on the valuation date i4LIFE (Reg. TM) Advantage is effective, less any applicable premium taxes. During the Access Period, the Account Value will be increased/decreased by any investment gains/losses including interest credited on the fixed account, and will be reduced by regular income payments made and any withdrawals taken. After the Access Period ends, the remaining Account Value will be applied to continue regular income payments for your life and the Account Value will be reduced to zero.

Regular income payments during the Access Period. i4LIFE (Reg. TM) Advantage provides for variable, periodic regular income payments for as long as an annuitant (or secondary life, if applicable) is living and access to your Account Value during the Access Period. When you elect i4LIFE (Reg. TM) Advantage, you will have to choose the date you will receive the initial regular income payment, the frequency of the payments (monthly, quarterly, semi-annually or annually), how often the payment is recalculated, the length of the Access Period and the assumed investment return. These choices will influence the amount of your regular income payments. Regular income payments must begin within one year of the date you elect i4LIFE (Reg. TM) Advantage.

If you do not choose a payment frequency, the default is a monthly frequency. In most states, you may also elect to have regular income payments from non-qualified contracts recalculated only once each year rather than recalculated at the time of each payment. This results in level regular income payments between recalculation dates. Qualified contracts are only recalculated once per year, at the beginning of each calendar year. You also choose the assumed investment return. Return rates of 3%, 4%, 5%, or 6% may be available. The higher the assumed investment return you choose, the higher your initial regular income payment will be and the higher the return must be to increase subsequent regular income payments. You also choose the length of the Access Period. At this time, changes can only be made on periodic income commencement date anniversaries.

Regular income payments are not subject to any surrender charges or applicable interest adjustments. See Charges and Other Deductions. For information regarding income tax consequences of regular income payments, see Federal Tax Matters.

The amount of the initial regular income payment is determined on the periodic income commencement date by dividing the contract value (or purchase payment if elected at contract issue), less applicable premium taxes by 1000 and multiplying the result by an annuity factor. The annuity factor is based upon:
 o the age and sex of the annuitant and secondary life, if applicable;
 o the length of the Access Period selected;
 o the frequency of the regular income payments;
 o the assumed investment return you selected; and
 o the Individual Annuity Mortality table specified in your contract.

The annuity factor used to determine the regular income payments reflects the fact that, during the Access Period, you have the ability to withdraw the entire Account Value and that a death benefit of the entire Account Value will be paid to your beneficiary upon your death. These benefits during the Access Period result in a slightly lower regular income payment, during both the Access Period and the Lifetime Income Period, than would be payable if this access was not permitted and no lump-sum death benefit of the full Account Value was payable. The annuity factor also reflects the requirement that there be sufficient Account Value at the end of the Access Period to continue your regular income payments for the remainder of your life (and/or the secondary life if applicable), during the Lifetime Income Period, with no further access or death benefit.

The Account Value will vary with the actual net investment return of the subaccounts selected and the interest credited on the fixed account, which then determines the subsequent regular income payments during the Access Period. Each subsequent regular income payment (unless the levelized option is selected) is determined by dividing the Account Value on the applicable valuation date by 1000 and multiplying this result by an annuity factor revised to reflect the declining length of the Access Period. As a result of this calculation, the actual net returns in the Account Value are measured against the assumed investment return to determine subsequent regular income payments. If the actual net investment return (annualized) for the contract exceeds the assumed investment return, the regular income payment will increase at a rate approximately equal to the amount of such excess. Conversely, if the actual net investment return for the contract is less than the assumed investment return, the regular income payment will decrease. For example, if net investment return is 3% higher (annualized) than the assumed investment return, the regular income payment for the next year will increase by approximately 3%. Conversely, if actual net investment return is 3% lower than the assumed investment return, the regular income payment will decrease by approximately 3%.

Withdrawals made during the Access Period will also reduce the Account Value that is available for regular income payments, and subsequent regular income payments will be reduced in the same proportion that withdrawals reduce the Account Value.

For a joint life option, if either the annuitant or secondary life dies during the Access Period, regular income payments will be recalculated using a revised annuity factor based on the single surviving life, if doing so provides a higher regular income payment.

If the annuitant (and secondary life if applicable) dies during the Access Period, the annuity factor will be revised for a non-life contingent regular income payment and regular income payments will continue until the Account Value is fully paid out and the Access Period ends. As an alternative, a death benefit may be paid.


42

Regular income payments during the Lifetime Income Period. The Lifetime Income Period begins at the end of the Access Period if either the annuitant or secondary life is living. Your earlier elections regarding the frequency of regular income payments, assumed investment return and the frequency of the recalculation do not change. The initial regular income payment during the Lifetime Income Period is determined by dividing the Account Value on the last valuation date of the Access Period by 1000 and multiplying the result by an annuity factor revised to reflect that the Access Period has ended. The annuity factor is based upon:
 o the age and sex of the annuitant and secondary life (if living);
 o the frequency of the regular income payments;
 o the assumed investment return you selected; and
 o the Individual Annuity Mortality table specified in your contract.

The impact of the length of the Access Period and any withdrawals made during the Access Period will continue to be reflected in the regular income payments during the Lifetime Income Period. To determine subsequent regular income payments, the contract is credited with a fixed number of annuity units equal to the initial regular income payment (during the Lifetime Income Period) divided by the annuity unit value (by subaccount). Subsequent regular income payments are determined by multiplying the number of annuity units per subaccount by the annuity unit value. Your regular income payments will vary based on the value of your annuity units. If your regular income payments are adjusted on an annual basis, the total of the annual payment is transferred to Lincoln Life (Reg. TM)'s general account to be paid out based on the payment mode you selected. Your payment(s) will not be affected by market performance during that year. Your regular income payment(s) for the following year will be recalculated at the beginning of the following year based on the current value of the annuity units.

Regular income payments will continue for as long as the annuitant or secondary life, if applicable, is living, and will continue to be adjusted for investment performance of the subaccounts your annuity units are invested in (and the fixed account if applicable). Regular income payments vary with investment performance.

During the lifetime income period, there is no longer an Account Value; therefore, no withdrawals are available and no death benefit is payable.


i4LIFE (Reg. TM) Advantage Death Benefits

i4LIFE (Reg. TM) Advantage Account Value Death Benefit. The i4LIFE (Reg. TM) Advantage Account Value death benefit is available for both qualified and non-qualified annuity contracts during the Access Period. This death benefit is equal to the Account Value as of the valuation date on which we approve the payment of the death claim. You may not change this death benefit once it is elected.

i4LIFE (Reg. TM) Advantage Guarantee of Principal Death Benefit. The i4LIFE (Reg. TM) Advantage Guarantee of Principal death benefit is available for non-qualified contracts and qualified contracts during the Access Period, and will be equal to the greater of:
 o the Account Value as of the valuation date we approve the payment of the claim; or
 o the sum of all purchase payments, less the sum of regular income payments and other withdrawals where:
  o regular income payments, including withdrawals to provide the Guaranteed Income Benefits, reduce the death benefit by the dollar amount of the payment; and
  o all other withdrawals, if any, reduce the death benefit in the same proportion that withdrawals reduce the contract value or Account Value.

References to purchase payments and withdrawals include purchase payments and withdrawals made prior to the election of i4LIFE (Reg. TM) Advantage if your contract was in force with the Guarantee of Principal or greater death benefit option prior to that election.

In a declining market, withdrawals which are deducted in the same proportion that withdrawals reduce the contract or Account Value, may have a magnified effect on the reduction of the death benefit payable. All references to withdrawals include deductions for applicable charges and premium taxes, if any.

The following example demonstrates the impact of a proportionate withdrawal on your death benefit:



         o i4LIFE (Reg. TM) Advantage Guarantee of Principal Death Benefit        $200,000
         o Total i4LIFE (Reg. TM) Regular Income payments                         $ 25,000
         o Additional Withdrawal                                                  $15,000 ($15,000/$150,000=10% withdrawal)
         o Account Value at the time of Additional Withdrawal                     $150,000

i4LIFE (Reg. TM)Death Benefit Value after regular income payment = $200,000 -
 $25,000 = $175,000
Death Benefit Value after additional withdrawal = $175,000 - $17,500 = $157,500
     Reduction in Death Benefit Value for Withdrawal = $175,000 X 10% = $17,500


The regular income payments reduce the death benefit by $25,000 and the additional withdrawal causes a 10% reduction in the death benefit, the same percentage that the withdrawal reduced the Account Value.


                                                                              43

During the Access Period, contracts with the i4LIFE (Reg. TM) Advantage Guarantee of Principal death benefit may elect to change to the i4LIFE (Reg.
TM) Advantage Account Value death benefit. We will effect the change in death benefit on the valuation date we receive a completed election form at our Home Office, and we will begin deducting the lower i4LIFE (Reg. TM) Advantage charge at that time. Once the change is effective, you may not elect to return to the i4LIFE (Reg. TM) Advantage Guarantee of Principal death benefit.

i4LIFE (Reg. TM) Advantage EGMDB. The i4LIFE (Reg. TM) Advantage EGMDB is available only for non-qualified annuities during the Access Period. This benefit is the greatest of:
 o the Account Value as of the valuation date on which we approve the payment of the claim; or
 o the sum of all purchase payments, less the sum of regular income payments and other withdrawals where:
  o regular income payments, including withdrawals to provide the Guaranteed Income Benefit, reduce the death benefit by the dollar amount of the payment or in the same proportion that regular income payments reduce the Account Value, depending on the terms of your contract; and
  o all other withdrawals, if any, reduce the death benefit in the same proportion that withdrawals reduce the contract value or Account Value.

References to purchase payments and withdrawals include purchase payments and withdrawals made prior to the election of i4LIFE (Reg. TM) Advantage if your contract was in force with the Guarantee of Principal or greater death benefit option prior to that election; or
 o the highest Account Value or contract value on any contract anniversary date (including the inception date of the contract) (determined before the allocation of any purchase payments on that contract anniversary) prior to the 81st birthday of the deceased and prior to the date of death. The highest Account Value or contract value is increased by purchase payments and is decreased by regular income payments, including withdrawals to provide the Guaranteed Income Benefits and all other withdrawals subsequent to the anniversary date on which the highest Account Value or contract value is obtained. Regular income payments and withdrawals are deducted in the same proportion that regular income payments and withdrawals reduce the contract value or Account Value.

When determining the highest anniversary value, if you elected the EGMDB (or more expensive death benefit option) prior to electing i4LIFE (Reg. TM) Advantage and this death benefit was in effect when you purchased i4LIFE (Reg.
TM) Advantage, we will look at the contract value before i4LIFE (Reg. TM) Advantage and the Account Value after the i4LIFE (Reg. TM) Advantage election to determine the highest anniversary value.

In a declining market, withdrawals which are deducted in the same proportion that withdrawals reduce the Account Value, may have a magnified effect on the reduction of the death benefit payable. All references to withdrawals include deductions for applicable charges and premium taxes, if any.

Contracts with the i4LIFE (Reg. TM) Advantage EGMDB may elect to change to the i4LIFE (Reg. TM) Advantage Guarantee of Principal or i4LIFE (Reg. TM) Advantage Account Value death benefit. We will effect the change in death benefit on the valuation date we receive a completed election form at our Home office, and we will begin deducting the lower i4LIFE (Reg. TM) Advantage charge at that time. Once the change is effective, you may not elect to return to the i4LIFE (Reg.
TM) Advantage EGMDB.

General Death Benefit Provisions. For all death benefit options, following the Access Period, there is no death benefit.

If there is a change in the contractowner, joint owner or annuitant during the life of the contract, for any reason other than death, the only death benefit payable for the new person will be the i4LIFE (Reg. TM) Advantage Account Value death benefit.

For non-qualified contracts, upon the death of the contractowner, joint owner or annuitant, the contractowner (or beneficiary) may elect to terminate the contract and receive full payment of the death benefit or may elect to continue the contract and receive regular income payments. Upon the death of the secondary life, no death benefit is paid.

If you are the owner of an IRA annuity contract, and you die during the Access Period, the i4LIFE (Reg. TM) Advantage will terminate. A spouse beneficiary may start a new i4LIFE (Reg. TM) Advantage program.

The value of the death benefit will be determined as of the valuation date we approve the payment of the claim. Approval of payment will occur upon our receipt of all the following:

1. proof (e.g. an original certified death certificate), or any other proof of death satisfactory to us; and

2. written authorization for payment; and

3. all required claim forms, fully completed (including selection of a settlement option).

Notwithstanding any provision of this contract to the contrary, the payment of death benefits provided under this contract must be made in compliance with Code Section 72(s) or 401(a)(9) as applicable, as amended from time to time. Death benefits may be taxable. See Federal Tax Matters.

Upon notification to us of the death, regular income payments may be suspended until the death claim is approved. Upon approval, a lump sum payment for the value of any suspended payments will be made as of the date the death claim is approved, and regular income payments will continue. The excess, if any, of the death benefit over the Account Value will be credited into the contract at that time.


44

If a lump sum settlement is elected, the proceeds will be mailed within seven days of approval by us of the claim subject to the laws, regulations and tax code governing payment of death benefits. This payment may be postponed as permitted by the Investment Company Act of 1940.


General i4LIFE (Reg. TM) Provisions

Withdrawals. You may request a withdrawal at any time prior to or during the Access Period. We reduce the Account Value by the amount of the withdrawal, and all subsequent regular income payments and Guaranteed Income Benefit payments, if applicable, will be reduced proportionately. Withdrawals may have tax consequences. See Federal Tax Matters. Withdrawals are subject to any applicable surrender charges except when amounts may be withdrawn free of surrender charges. See Charges and Other Deductions. The interest adjustment may apply.

The following example demonstrates the impact of a withdrawal on the regular income payments and the Guaranteed Income Benefit Payments:



         o i4LIFE (Reg. TM) Regular Income Payment before Withdrawal        $  1,200
         o Guaranteed Income Benefit before Withdrawal                      $    750
         o Account Value at time of Additional Withdrawal                   $150,000
         o Additional Withdrawal                                            $15,000 (a 10% withdrawal)

Reduction in i4LIFE (Reg. TM) Regular Income payment for Withdrawal = $1,200 X
 10 % = $120
     i4LIFE (Reg. TM) Regular Income payment after Withdrawal = $1,200 - $120 = $1,080

Reduction in Guaranteed Income Benefit for Withdrawal = $750 X 10% = $75
     Guaranteed Income Benefit after Withdrawal = $750 - $75 = $675

Surrender. At any time prior to or during the Access Period, you may surrender the contract by withdrawing the surrender value. If the contract is surrendered, the contract terminates and no further regular income payments will be made. Withdrawals are subject to any applicable surrender charges except when amounts may be withdrawn free of surrender charges. See Charges and Other Deductions. The interest adjustment may apply.

Termination. For IRA annuity contracts, you may terminate i4LIFE (Reg. TM) Advantage prior to the end of the Access Period by notifying us in writing. The termination will be effective on the next valuation date after we receive the notice and your contract will return to the accumulation phase. Your i4LIFE (Reg. TM) Advantage death benefit will terminate and you may choose the Guarantee of Principal (if you had the i4LIFE (Reg. TM) Advantage Guarantee of Principal death benefit) or Account Value death benefit options. Upon termination, we will stop assessing the charge for i4LIFE (Reg. TM) Advantage and begin assessing the mortality and expense risk charge and administrative charge associated with the new death benefit option. Your contract value upon termination will be equal to the Account Value on the valuation date we terminate i4LIFE (Reg. TM) Advantage.

For non-qualified contracts, you may not terminate i4LIFE (Reg. TM) Advantage once you have elected it.


4LATERSM Advantage

4LATERSM Advantage provides protection against market loss for your i4LIFE (Reg. TM) Advantage regular income payments. 4LATERSM Advantage includes the calculation of an Income Base (described below), prior to the time regular income payments begin, which is then used to establish a minimum payout floor for the regular income payments. The minimum payout floor called the 4LATERSM Advantage Guaranteed Income Benefit ensures that once you elect i4LIFE (Reg.
TM) Advantage, you will always receive a payout amount at least equal to the Guaranteed Income Benefit, regardless of market performance. Election of this rider may limit how much you can invest in certain subaccounts. See The Contracts - Investment Requirements. See Charges and Other Deductions for a discussion of the 4LATERSM Advantage charge.


4LATERSM Advantage Prior to i4LIFE (Reg. TM) Advantage

The following discussion covers the operation of 4LATERSM Advantage during the accumulation phase of your annuity. This is prior to the time i4LIFE (Reg. TM) Advantage regular income payments begin.

Income Base. The Income Base is a value established when you purchase 4LATERSM Advantage and will only be used to calculate the 4LATERSM Advantage Guaranteed Income Benefit at a later date. The Income Base is not available for withdrawals or as a death benefit. If you elect 4LATERSM Advantage at the time you purchase the contract, the Income Base initially equals the purchase payments and any bonus credits. If you elect 4LATERSM Advantage after we issue the contract, the Income Base will initially equal the contract value on the 4LATERSM Advantage Rider effective date. Additional purchase payments automatically increase the Income Base by the amount of the purchase payments and any bonus credits. Each withdrawal reduces the Income Base in the same proportion as the amount withdrawn reduces the contract value on the valuation date of the withdrawal.

As described below, during the accumulation period, the Income Base will be automatically enhanced by 15% (adjusted for additional purchase payments and withdrawals as described in the Future Income Base section below) at the end of each Waiting Period. In


                                                                              45

addition, after the Initial Waiting Period, you may elect to reset your Income Base to the current contract value if your contract value has grown beyond the 15% enhancement. You may elect this reset on your own or you may choose to have Lincoln Life (Reg. TM) automatically reset the Income Base for you at the end of each Waiting Period. These reset options are discussed below. Then, when you are ready to elect i4LIFE (Reg. TM) Advantage and establish the 4LATERSM Advantage Guaranteed Income Benefit, the Income Base is used in the 4LATERSM Advantage Guaranteed Income Benefit calculation.

Waiting Period. The Waiting Period is each consecutive 3-year period which begins on the 4LATERSM Advantage Rider effective date, or on the date of any reset of the Income Base to the contract value. At the end of each completed Waiting Period, the Income Base is increased by 15% (as adjusted for purchase payments, corresponding bonus credits, and withdrawals) to equal the Future Income Base as discussed below. The Waiting Period is also the amount of time that must pass before the Income Base can be reset to the current contract value. A new Waiting Period begins after each reset and must be completed before the next 15% enhancement or another reset occurs.

Future Income Base. 4LATERSM Advantage provides a 15% automatic enhancement to the Income Base after a 3-year Waiting Period. This enhancement will continue every 3 years until i4LIFE (Reg. TM) Advantage is elected, you terminate 4LATERSM Advantage or you reach the Maximum Income Base. See Maximum Income Base. During the Waiting Period, the Future Income Base is established to provide the value of this 15% enhancement on the Income Base. After each 3-year Waiting Period is satisfied, the Income Base is increased to equal the value of the Future Income Base. The 4LATERSM Advantage charge will then be assessed on this newly adjusted Income Base, but the percentage charge will not change.

Any purchase payment made after the 4LATERSM Advantage Rider Effective Date, but within 90 days of the contract effective date, will increase the Future Income Base by the amount of the purchase payment and corresponding bonus credit plus 15% of that purchase payment and any corresponding bonus credit.


Example:


         Initial Purchase Payment and corresponding bonus credit         $104,000
         Purchase Payment and corresponding bonus credit 60              $ 10,400
                                                                         --------
         days later
         Income Base                                                     $114,400
         Future Income Base (during the 1st Waiting Period)              $131,560        ($114,000 x 115%)
         Income Base (after 1st Waiting Period)                          $131,560
         New Future Income Base (during 2nd Waiting Period)              $151,294        ($131,560 x 115%)

Any purchase payments made after the 4LATERSM Advantage Rider Effective Date and more than 90 days after the contract effective date will increase the Future Income Base by the amount of the purchase payment and any corresponding bonus credit plus 15% of that purchase payment and any corresponding bonus credit on a pro-rata basis for the number of full years remaining in the current Waiting Period.


Example:


         Income Base                                                   $104,000
         Purchase Payment and corresponding bonus credit in            $ 10,400
         Year 2
         New Income Base                                               $114,400
                                                                       --------
         Future Income Base (during 1st Waiting Period-Year 2)         $130,520
         Income Base (after 1st Waiting Period)                        $130,520
         New Future Income Base (during 2nd Waiting Period)            $150,098



         Income Base
         Purchase Payment and corresponding bonus credit in
         Year 2
         New Income Base
         Future Income Base (during 1st Waiting Period-Year 2)        ($104,000 x 115%) + ($10,400 x 100%) +
                                                                      (10,400 x 15% x 1/3)
         Income Base (after 1st Waiting Period)
         New Future Income Base (during 2nd Waiting Period)           (130,520 x 115%)

Withdrawals reduce the Future Income Base in the same proportion as the amount withdrawn reduces the contract value on the valuation date of the withdrawal.

During any subsequent Waiting Periods, if you elect to reset the Income Base to the contract value, the Future Income Base will equal 115% of the contract value on the date of the reset and a new Waiting Period will begin. See Resets of the Income Base to the current contract value below.

In all situations, the Future Income Base is subject to the Maximum Income Base described below. The Future Income Base is never available to the contractowner to establish a 4LATERSM Advantage Guaranteed Income Benefit, but is the value the Income Base will become at the end of the Waiting Period.

Maximum Income Base. The Maximum Income Base is equal to 200% of the Income Base on the 4LATERSM Advantage Rider effective date. The Maximum Income Base will be increased by 200% of any additional purchase payments and corresponding bonus credits. In all circumstances, the Maximum Income Base can never exceed $10,000,000.


46

After a reset to the current contract value, the Maximum Income Base will equal 200% of the contract value on the valuation date of the reset not to exceed $10,000,000.

Each withdrawal will reduce the Maximum Income Base in the same proportion as the amount withdrawn reduces the contract value on the valuation date of the withdrawal.


Example:


      Income Base                               $104,000        Maximum Income Base                     $208,000
      Purchase Payment and                      $ 10,400        Increase to Maximum Income Base         $ 20,800
       corresponding bonus credit in
       Year 2
      New Income Base                           $114,400        New Maximum Income Base                 $228,800
      Future Income Base after Purchase         $130,520        Maximum Income Base                     $228,800
       Payment

      Income Base (after 1st Waiting            $130,520
       Period)
      Future Income Base (during 2nd            $150,098        Maximum Income Base                     $228,800
       Waiting Period)

      Contract Value in Year 4                  $112,000
      Withdrawal of 10%                         $ 11,200

      After Withdrawal (10% adjustment)
-----------------------------------------
      Contract Value                            $100,800
      Income Base                               $117,468
      Future Income Base                        $135,088        Maximum Income Base                     $205,920

Resets of the Income Base to the current contract value ("Resets"). You may elect to reset the Income Base to the current contract value at any time after the initial Waiting Period following: (a) the 4LATERSM Advantage Rider effective date or (b) any prior reset of the Income Base. Resets are subject to a maximum of $10,000,000 and the annuitant must be under age 81. You might consider resetting the Income Base if your contract value has increased above the Income Base (including the 15% automatic Enhancements) and you want to lock-in this increased amount to use when setting the Guaranteed Income Benefit. If the Income Base is reset to the contract value, the 15% automatic Enhancement will not apply until the end of the next Waiting Period.

This reset may be elected by sending a written request to our Home Office or by specifying at the time of purchase that you would like us to administer this reset election for you. If you want us to administer this reset for you, at the end of each 3-year Waiting Period, if the contract value is higher than the Income Base (after the Income Base has been reset to the Future Income Base), we will implement this election and the Income Base will be equal to the contract value on that date. We will notify you that a reset has occurred. This will continue until you elect i4LIFE (Reg. TM) Advantage, the annuitant reaches age 81, or you reach the Maximum Income Base. If we administer this reset election for you, you have 30 days after the election to notify us if you wish to reverse this election and have your Income Base increased to the Future Income Base instead. You may wish to reverse this election if you are not interested in the increased charge. If the contract value is less than the Income Base on any reset date, we will not administer this reset. We will not attempt to administer another reset until the end of the next 3-year Waiting Period; however, you have the option to request a reset during this period by sending a written request to our Home Office.

At the time of each reset (whether you elect the reset or we administer the reset for you), the annual charge will change to the current charge in effect at the time of the reset, not to exceed the guaranteed maximum charge. At the time of reset, a new Waiting Period will begin. Subsequent resets may be elected at the end of each new Waiting Period. The reset will be effective on the next valuation date after notice of the reset is approved by us.

We reserve the right to restrict resets to Benefit Year anniversaries. The Benefit Year is the 12-month period starting with the 4LATERSM Advantage Rider effective date and starting with each anniversary of the 4LATERSM Advantage Rider effective date after that. If the contractowner elects to reset the Income Base, the Benefit Year will begin on the effective date of the reset and each anniversary of the effective date of the reset after that.


4LATERSM Advantage Guaranteed Income Benefit

When you are ready to elect i4LIFE (Reg. TM) Advantage regular income payments, the greater of the Income Base accumulated under the 4LATERSM Advantage or the contract value will be used to calculate the 4LATERSM Advantage Guaranteed Income Benefit. The 4LATERSM Advantage Guaranteed Income Benefit is a minimum payout floor for your i4LIFE (Reg. TM) Advantage regular income payments. The current annual charge is 0.50% which is added to the i4LIFE (Reg. TM) Advantage charge, for a total percentage of the net asset value of the Account Value in the VAA computed daily as follows:


                                                                              47



i4LIFE (Reg. TM) Advantage with 4LATERSM Advantage Guaranteed Income Benefit:        Design 1
o Account Value Death Benefit                                                        2.00%
o Guarantee of Principal Death Benefit                                               2.05%
o Enhanced Guaranteed Minimum Death Benefit (EGMDB)                                  2.30%



i4LIFE (Reg. TM) Advantage with 4LATERSM Advantage Guaranteed Income Benefit:        Design 2        Design 3
o Account Value Death Benefit                                                        2.45%           2.45%
o Guarantee of Principal Death Benefit                                               2.50%           2.50%
o Enhanced Guaranteed Minimum Death Benefit (EGMDB)                                  2.75%           2.75%

The Guaranteed Income Benefit will be determined by dividing the greater of the Income Base or contract value on the periodic income commencement date, by 1000 and multiplying the result by the rate per $1000 from the Guaranteed Income Benefit Table in your 4LATERSM Advantage Rider. If the contract value is used to establish the 4LATERSM Advantage Guaranteed Income Benefit, this rate provides a Guaranteed Income Benefit not less than 75% of the initial i4LIFE (Reg. TM) Advantage regular income payment (which is also based on the contract value). If the Income Base is used to establish the Guaranteed Income Benefit (because it is larger than the contract value), the resulting Guaranteed Income Benefit will be more than 75% of the initial i4LIFE (Reg. TM) Advantage regular income payment.

If the amount of your i4LIFE (Reg. TM) Advantage regular income payment (which is based on your i4LIFE (Reg. TM) Advantage Account Value) has fallen below the 4LATERSM Advantage Guaranteed Income Benefit, because of poor investment results, a payment equal to the 4LATERSM Advantage Guaranteed Income Benefit is the minimum payment you will receive. If the 4LATERSM Advantage Guaranteed Income Benefit is paid, it will be paid with the same frequency as your i4LIFE (Reg. TM) Advantage regular income payment. If your regular income payment is less than the 4LATERSM Advantage Guaranteed Income Benefit, we will reduce your i4LIFE (Reg. TM) Advantage Account Value by the regular income payment plus an additional amount equal to the difference between your regular income payment and the 4LATERSM Advantage Guaranteed Income Benefit. This withdrawal from your Account Value will be made from the subaccounts and the fixed account on a pro-rata basis according to your investment allocations.

The following example illustrates how poor investment performance, which results in a Guaranteed Income Benefit payment, affects the i4LIFE (Reg. TM) Account Value:


      4LATER Guaranteed Income Benefit          $ 5,692         i4LIFE (Reg. TM) regular income payment          $ 5,280



         i4LIFE (Reg. TM) Account Value before payment                            $80,000
         Regular Income Payment                                         -         $ 5,280
         Additional payment for 4LATER Guaranteed Income Benefit        -         $   412
------------------------------------------------------------------                -------
         i4LIFE (Reg. TM) Account Value after payment                             $74,308


If your Account Value reaches zero as a result of withdrawals to provide the 4LATERSM Advantage Guaranteed Income Benefit, we will continue to pay you an amount equal to the 4LATERSM Advantage Guaranteed Income Benefit.

When your Account Value reaches zero, your i4LIFE (Reg. TM) Advantage Access Period will end and the i4LIFE (Reg. TM) Advantage Lifetime Income Period will begin. Additional amounts withdrawn from the Account Value to provide the 4LATERSM Advantage Guaranteed Income Benefit may terminate your Access Period earlier than originally scheduled and will reduce your death benefit. See i4LIFE (Reg. TM) Advantage Death Benefits. After the Access Period ends, we will continue to pay the 4LATERSM Advantage Guaranteed Income Benefit for as long as the annuitant (or for nonqualified contracts, the secondary life, if applicable) is living (i.e., the i4LIFE (Reg. TM) Advantage Lifetime Income Period).

If the market performance in your contract is sufficient to provide regular income payments at a level that exceeds the 4LATERSM Advantage Guaranteed Income Benefit, the 4LATERSM Advantage Guaranteed Income Benefit will never come into effect.

The 4LATERSM Advantage Guaranteed Income Benefit will automatically step-up every three years to 75% of the then current regular income payment, if that result is greater than the immediately prior 4LATERSM Advantage Guaranteed Income Benefit. The step-up will occur on every third periodic income commencement date anniversary for 15 years. At the end of a 15-year step-up period, the contractowner may elect a new 15-year step-up period by submitting a written request to the Home Office. If you prefer, when you start the Guaranteed Income Benefit, you can request that Lincoln Life (Reg. TM) administer this election for you. At the time of a reset of the 15 year period, the charge for the 4LATERSM Advantage Guaranteed Income Benefit will become the current charge up to the guaranteed maximum charge. After we administer this election, you have 30 days to notify us if you wish to reverse the election (because you do not wish to incur the additional cost).

Under 4LATERSM Advantage, additional purchase payments cannot be made to your contract after the periodic income commencement date. The 4LATERSM Advantage Guaranteed Income Benefit is reduced by withdrawals (other than regular income payments) in the same proportion that the withdrawals reduce the Account Value. You may want to discuss the impact of additional withdrawals with your financial adviser.

Impacts to i4LIFE (Reg. TM) Advantage Regular Income Payments. At the time you elect i4LIFE (Reg. TM) Advantage, you also select the Access Period. See i4LIFE (Reg. TM) Advantage - Access Period. Generally, shorter Access Periods will produce a higher initial i4LIFE (Reg. TM) Advantage regular income payment and higher Guaranteed Income Benefit payments than longer Access Periods. The minimum Access Period


48

required with the 4LATERSM Advantage Guaranteed Income Benefit is the longer of 20 years or the difference between your current age (nearest birthday) and age
90. (Note: i4LIFE (Reg. TM) Advantage can have a shorter Access Period if a Guaranteed Income Benefit is not provided.)

If you choose to lengthen your Access Period at a later date, thereby recalculating and reducing your regular income payment, your 4LATERSM Advantage Guaranteed Income Benefit will also be recalculated and reduced. The 4LATERSM Advantage Guaranteed Income Benefit will be adjusted in proportion to the reduction in the regular income payment. If you choose to shorten your Access Period, the 4LATERSM Advantage Rider will terminate.

When you make your 4LATERSM Advantage Guaranteed Income Benefit and i4LIFE (Reg. TM) Advantage elections, you must also choose an assumed investment return of 4% to calculate your i4LIFE (Reg. TM) Advantage regular income payments. Once you have elected 4LATERSM Advantage, the assumed investment return rate will not change; however, we may change the required assumed investment return rate in the future for new purchasers only.

The following is an example of what happens when you extend the Access Period:

     Assume:
     i4LIFE (Reg. TM) Advantage remaining Access Period = 10 years Current i4LIFE (Reg. TM) Advantage regular income payment = $6375 Current 4LATERSM Advantage Guaranteed Income Benefit = $5692

     Extend Access Period 5 years:
     i4LIFE (Reg. TM) Advantage regular income payment after extension = $5355 Reduction in i4LIFE (Reg. TM) Advantage regular income payment = $5355 \d
 $6375 = 84%
     Reduction in 4LATERSM Advantage Guaranteed Income Benefit = $5692 x 84% = $4781


General Provisions of 4LATERSM Advantage

Eligibility. To purchase 4LATERSM Advantage, all contractowners and the annuitant must be age 80 or younger. Contractowners of qualified contracts should be younger than age 77 to receive the full benefit of 4LATERSM Advantage, since i4LIFE (Reg. TM) Advantage must be elected by age 80. If you plan to elect i4LIFE (Reg. TM) Advantage within three years of the issue date of 4LATERSM Advantage, you will not receive the benefit of the Future Income Base.

4LATERSM Advantage Rider Effective Date. If 4LATERSM Advantage is elected at contract issue, then it will be effective on the contract's effective date. If 4LATERSM Advantage is elected after the contract is issued (by sending a written request to our Home Office), then it will be effective on the next valuation date following approval by us.

Termination. After the later of the third anniversary of the 4LATERSM Advantage Rider Effective Date or the most recent Reset, the 4LATERSM Advantage Rider may be terminated upon written notice to us. Prior to the periodic income commencement date, 4LATERSM Advantage will automatically terminate upon any of the following events:
 o termination of the contract to which this 4LATERSM Advantage Rider is attached;
 o the change of or the death of the annuitant (except if the surviving spouse assumes ownership of the contract and the role of the annuitant upon death of the contractowner); or
 o the change of contractowner (except if the surviving spouse assumes ownership of the contract and the role of annuitant upon the death of the contractowner).

After the periodic income commencement date, the 4LATERSM Advantage Rider will terminate due to any of the following events:
 o the death of the annuitant (or for non-qualified contracts, the later of the death of the annuitant or secondary life if a joint payout was elected); or

 o a contractowner requested decrease in the Access Period or a change to the regular income payment frequency.

A termination due to a decrease in the Access Period, a change in the regular income payment frequency, or upon written notice from the contractowner will be effective as of the valuation date on the next periodic income commencement date anniversary. Termination will be only for the 4LATERSM Advantage Guaranteed Income Benefit and not the i4LIFE (Reg. TM) Advantage election, unless otherwise specified.

If you terminate 4LATERSM Advantage prior to the periodic income commencement date, you must wait one year before you can re-elect 4LATERSM Advantage or purchase the Lincoln SmartSecurity (Reg. TM) Advantage. If you terminate the 4LATERSM Advantage Rider on or after the periodic income commencement date, you cannot re-elect it. You may be able to elect the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit, if available, after one year. The i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit will be based on the Account Value at the time of the election. The election of one of these benefits, if available, will be treated as a new purchase, subject to the terms and charges in effect at the time of election.


                                                                              49

Availability. The availability of 4LATERSM Advantage will depend upon your state's approval of the 4LATERSM Advantage Rider. You cannot elect 4LATERSM Advantage after an annuity payout option has been elected, including i4LIFE (Reg. TM) Advantage and it cannot be elected on contracts that currently have Lincoln SmartSecurity (Reg. TM) Advantage.

Factors to consider when deciding which rider is appropriate are: 1) whether you are interested in current income versus i4LIFE (Reg. TM) Advantage guaranteed regular income payments at a later date; 2) whether you are interested in the 15% automatic enhancement to the Income Base after each Waiting Period; 3) whether you want more flexibility in structuring your income provided by i4LIFE (Reg. TM) Advantage; 4) if your current contract will be subject to Investment Requirements; or 5) the current charge under each rider. You may want to discuss this with your registered representative before making a decision.

Contractowners who drop Lincoln SmartSecurity (Reg. TM) Advantage and elect 4LATERSM Advantage will not carry their Lincoln SmartSecurity (Reg. TM) Advantage Guaranteed Amount over into the new 4LATERSM Advantage. The 4LATERSM Advantage Income Base will be established based on the contractowner's contract value on the effective date of 4LATERSM Advantage. After March 31, 2007, contractowners who drop Lincoln SmartSecurity (Reg. TM) Advantage will have to wait one year before they can elect 4LATERSM Advantage. See The Contracts - Lincoln SmartSecurity (Reg. TM) Advantage.


Guaranteed Income Benefit with i4LIFE (Reg. TM) Advantage

For those who did not elect 4LATERSM Advantage, there is a Guaranteed Income Benefit available for purchase which ensures that your regular income payments will never be less than a minimum payout floor, regardless of the actual investment performance of your contract. The current annual charge for the Guaranteed Income Benefit is 0.50%, which is added to the i4LIFE (Reg. TM) Advantage charge, for a total percentage of the net asset value of the Account Value in the VAA computed daily as follows:



i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit:        Design 1        Design 2        Design 3
o Account Value Death Benefit                                     2.00%           2.45%           2.45%
o Guarantee of Principal Death Benefit                            2.05%           2.50%           2.50%
o Enhanced Guaranteed Minimum Death Benefit (EGMDB)               2.30%           2.75%           2.75%

Once the Guaranteed Income Benefit is elected, additional purchase payments cannot be made to the contract. Check with your investment representative regarding the availability of this benefit. Election of this rider may limit how much you can invest in certain subaccounts. See the Contracts - Investment Requirements.

The i4LIFE (Reg. TM) Guaranteed Income Benefit is different from the 4LATERSM Guaranteed Income Benefit previously discussed because if you elect 4LATERSM Advantage currently, you will be guaranteed the availability of a minimum payout floor in the future. There is no guarantee that the i4LIFE (Reg. TM) Guaranteed Income Benefit option will be available to elect in the future, as we reserve the right to discontinue this option for new elections at any time. i4LIFE (Reg. TM) Guaranteed Income Benefit, if available, is purchased when you elect i4LIFE (Reg. TM) Advantage or anytime during the Access Period. In addition, the 4LATERSM Guaranteed Income Benefit has a guaranteed value, the Income Base, which can be used as an alternative to the contract value, if higher, to establish the Guaranteed Income Benefit floor. This Income Base is not available with the i4LIFE (Reg. TM) Guaranteed Income Benefit.

The Guaranteed Income Benefit is initially equal to 75% of the regular income payment in effect at the time the Guaranteed Income Benefit is elected. Contractowners who purchased the Lincoln SmartSecurity (Reg. TM) Advantage can use the remaining Guaranteed Amount (if greater than the contract value) at the time the Guaranteed Income Benefit is determined, to increase the Guaranteed Income Benefit. The Guaranteed Income Benefit will be increased by the ratio of the remaining Guaranteed Amount to the contract value at the time the initial i4LIFE (Reg. TM) Advantage payment is calculated. In other words, the Guaranteed Income Benefit will equal 75% of the initial regular income payment times [the remaining Guaranteed Amount divided by the contract value].

If the amount of your i4LIFE (Reg. TM) Advantage regular income payment (which is based on your i4LIFE (Reg. TM) Advantage Account Value) has fallen below the Guaranteed Income Benefit, because of poor investment results, a payment equal to the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit is the minimum payment you will receive. If the Guaranteed Income Benefit is paid, it will be paid with the same frequency as your regular income payment. If your regular income payment is less than the Guaranteed Income Benefit, we will reduce the Account Value by the regular income payment plus an additional amount equal to the difference between your regular income payment and the Guaranteed Income Benefit. This withdrawal will be made from the variable subaccounts and the fixed account on a pro-rata basis according to your investment allocations. If your Account Value reaches zero, your Access Period will end and your Lifetime Income Period will begin. Additional amounts withdrawn from the Account Value to provide the Guaranteed Income Benefit may terminate your Access Period earlier than originally scheduled, and will reduce your death benefit. See i4LIFE (Reg. TM) Advantage Death Benefits. After the Access Period ends, we will continue to pay the Guaranteed Income Benefit for as long as the annuitant (or for nonqualified contracts, the secondary life, if applicable) is living.

If you purchase the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit, an automatic step-up feature (if available in your state) will be included for no additional charge. The automatic step-up feature works as follows: After the periodic income commencement date, the Guaranteed Income Benefit will automatically step-up every three years to 75% of the current regular income payment, if that result is


50

greater than the immediately prior Guaranteed Income Benefit. The step-up will occur on every third periodic income commencement date anniversary during a 15-year step-up period. At the end of a 15-year step-up period, you may elect a new 15-year step-up period by submitting a written request to the Home Office. If you prefer, when you start the Guaranteed Income Benefit, you can request that we administer this election for you. After we administer this election, you have 30 days to notify us if you wish to reverse the election. At the time of a reset of the 15 year period, the Guaranteed Income Benefit charge may increase subject to the guaranteed maximum charge of 1.50%. (i4LIFE (Reg. TM) Advantage charges are in addition to the Guaranteed Income Benefit charges.) If your state has not approved the automatic step-up feature, your Guaranteed Income Benefit will not step-up on an anniversary, but will remain level.

The i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit is reduced by withdrawals (other than regular income payments) in the same proportion that the withdrawals reduce the Account Value. See General i4LIFE (Reg. TM) Provisions for an example.

Impacts to i4LIFE (Reg. TM) Advantage Regular Income Payments. When you select the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit, certain restrictions will apply to your contract:

     o A 4% assumed investment return (AIR) will be used to calculate the regular income payments.
 o The minimum Access Period required for this benefit is the longer of 20 years or the difference between your age (nearest birthday) and age 90. (The minimum Access Period is 15 years if the Guaranteed Income Benefit was elected).
     o The maximum Access Period available for this benefit is to age 115 for non-qualified contracts; to age 100 for qualified contracts.

If you choose to lengthen your Access Period, (which must be increased by a minimum of 5 years) thereby reducing your regular income payment, your i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit will also be reduced. The i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit will be reduced in proportion to the reduction in the regular income payment. If you choose to shorten your Access Period, the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit will terminate. Refer to the Example in the 4LATERSM Guaranteed Income Benefit section.

Contractowners who currently have the prior version of the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit have the opportunity to substitute this new increasing version of the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit until December 31, 2006 (or 90 days after approval in your state if later). Contractowners who change to the increasing i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit may have to extend the Access Period, which will result in lower regular income payments and a lower Guaranteed Income Benefit. In addition, if the Account Value is less than when the original i4LIFE (Reg.
TM) Advantage Guaranteed Income Benefit was elected, the new Guaranteed Income Benefit may be lower. Contractowners will also be subject to certain investment requirements. See The Contracts - Investment Requirements.

The i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit will terminate due to any of the following events:
  o the death of the annuitant (or the later of the death of the annuitant or secondary life if a joint payout was elected on a nonqualified contract); or
  o a contractowner requested decrease in the Access Period or a change to the periodic income payment frequency; or
  o upon written notice to us.

A termination due to a decrease in the Access Period, a change in the periodic income payment frequency, or upon written notice from the contractowner will be effective as of the valuation date on the next periodic income commencement date anniversary. Termination will be only for the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit and not the i4LIFE (Reg. TM) Advantage election, unless otherwise specified.

If you terminate the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit you may be able to re-elect it, if available, after one year. The election will be treated as a new purchase, subject to the terms and charges in effect at the time of election and the i4LIFE (Reg. TM) Advantage regular income payments will be recalculated. The i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit will be based on the Account Value at the time of the election.


Annuity Payouts

When you apply for a contract, you may select any annuity commencement date permitted by law, which is usually on or before the annuitant's 90th birthday. However, you must elect to receive annuity payouts by the annuitant's 99th birthday.

The contract provides optional forms of payouts of annuities (annuity options), each of which is payable on a variable basis, a fixed basis or a combination of both as you specify. The contract provides that all or part of the contract value may be used to purchase an annuity payout option.

You may elect annuity payouts in monthly, quarterly, semiannual or annual installments. If the payouts from any subaccount would be or become less than $50, we have the right to reduce their frequency until the payouts are at least $50 each. Following are explanations of the annuity options available.


Annuity Options

The annuity options outlined below do not apply to contractowners who have elected i4LIFE (Reg. TM) Advantage.

                                                                              51

Life Annuity. This option offers a periodic payout during the lifetime of the annuitant and ends with the last payout before the death of the annuitant. This option offers the highest periodic payout since there is no guarantee of a minimum number of payouts or provision for a death benefit for beneficiaries. However, there is the risk under this option that the recipient would receive no payouts if the annuitant dies before the date set for the first payout; only one payout if death occurs before the second scheduled payout, and so on.

Life Annuity with Payouts Guaranteed for Designated Period. This option guarantees periodic payouts during a designated period, usually 10 or 20 years, and then continues throughout the lifetime of the annuitant. The designated period is selected by the contractowner.

Joint Life Annuity. This option offers a periodic payout during the joint lifetime of the annuitant and a designated joint annuitant. The payouts continue during the lifetime of the survivor. However, under a joint life annuity, if both annuitants die before the date set for the first payout, no payouts will be made. Only one payment would be made if both deaths occur before the second scheduled payout, and so on.

Joint Life Annuity with Guaranteed Period. This option guarantees periodic payouts during a designated period, usually 10 or 20 years, and continues during the joint lifetime of the annuitant and a designated joint annuitant. The payouts continue during the lifetime of the survivor. The designated period is selected by the contractowner.

Joint Life and Two Thirds to Survivor Annuity. This option provides a periodic payout during the joint lifetime of the annuitant and a designated joint annuitant. When one of the joint annuitants dies, the survivor receives two thirds of the periodic payout made when both were alive.

Joint Life and Two-Thirds Survivor Annuity with Guaranteed Period. This option provides a periodic payout during the joint lifetime of the annuitant and a joint annuitant. When one of the joint annuitants dies, the survivor receives two-thirds of the periodic payout made when both were alive. This option further provides that should one or both of the annuitants die during the elected guaranteed period, usually 10 or 20 years, full benefit payment will continue for the rest of the guaranteed period.

Unit Refund Life Annuity. This option offers a periodic payout during the lifetime of the annuitant with the guarantee that upon death a payout will be made of the value of the number of annuity units (see Variable Annuity Payouts) equal to the excess, if any, of:
 o the total amount applied under this option divided by the annuity unit value for the date payouts begin, minus
 o the annuity units represented by each payout to the annuitant multiplied by the number of payouts paid before death.

The value of the number of annuity units is computed on the date the death claim is approved for payment by the Home office.

Life Annuity with Cash Refund. Fixed annuity benefit payments that will be made for the lifetime of the annuitant with the guarantee that upon death, should
(a) the total dollar amount applied to purchase this option be greater than (b) the fixed annuity benefit payment multiplied by the number of annuity benefit payments paid prior to death, then a refund payment equal to the dollar amount of (a) minus (b) will be made.

Under the annuity options listed above, you may not make withdrawals. Other options, with or without withdrawal features, may be made available by us. You may pre-select an annuity payout option as a method of paying the death benefit to a beneficiary. If you do, the beneficiary cannot change this payout option. You may change or revoke in writing to our Home office, any such selection, unless such selection was made irrevocable. If you have not already chosen an annuity payout option, the beneficiary may choose any annuity payout option. At death, options are only available to the extent they are consistent with the requirements of the contract as well as Sections 72(s) and 401(a)(9) of the tax code, if applicable. The mortality and expense risk and administrative charge of 1.10% will be assessed on all variable annuity payouts (except for the i4LIFE (Reg. TM) Advantage, which has a different charge), including options that may be offered that do not have a life contingency and therefore no mortality risk.


Variable Annuity Payouts

Variable annuity payouts will be determined using:
 o The contract value on the annuity commencement date, less any surrender charges on purchase payments made within twelve months of annuitization and applicable premium taxes;
 o The annuity tables contained in the contract;
 o The annuity option selected; and
 o The investment performance of the fund(s) selected.

To determine the amount of payouts, we make this calculation:

1. Determine the dollar amount of the first periodic payout; then

2. Credit the contract with a fixed number of annuity units equal to the first periodic payout divided by the annuity unit value; and

3. Calculate the value of the annuity units each period thereafter.

52

Annuity payouts assume an investment return of 3%, 4%, 5%, or 6% per year, as applied to the applicable mortality table. Some of these assumed interest rates may not be available in your state; therefore, please check with your investment representative. You may choose your assumed interest rate at the time you elect a variable annuity payout on the administrative form provided by us. The higher the assumed interest rate you choose, the higher your initial annuity payment will be. The amount of each payout after the initial payout will depend upon how the underlying fund(s) perform, relative to the assumed rate. If the actual net investment rate (annualized) exceeds the assumed rate, the payment will increase at a rate proportional to the amount of such excess. Conversely, if the actual rate is less than the assumed rate, annuity payments will decrease. The higher the assumed interest rate, the less likely future annuity payments are to increase, or the payments will increase more slowly than if a lower assumed rate was used. There is a more complete explanation of this calculation in the SAI.

General Information

Any previously selected death benefit in effect before the annuity commencement date will no longer be available on and after the annuity commencement date. You may change the annuity commencement date, change the annuity option or change the allocation of the investment among subaccounts up to 30 days before the scheduled annuity commencement date, upon written notice to the Home office. You must give us at least 30 days notice before the date on which you want payouts to begin.

Unless you select another option, the contract automatically provides for a life annuity with annuity payouts guaranteed for 10 years (on a fixed, variable or combination fixed and variable basis, in proportion to the account allocations at the time of annuitization) except when a joint life payout is required by law. Under any option providing for guaranteed period payouts, the number of payouts which remain unpaid at the date of the annuitant's death (or surviving annuitant's death in case of joint life annuity) will be paid to you or your beneficiary as payouts become due after we are in receipt of:
 o proof, satisfactory to us, of the death;
 o written authorization for payment; and
 o all claim forms, fully completed.


Fixed Side of the Contract

Purchase payments, bonus credits and persistency credits allocated to the fixed side of the contract become part of our general account, and do not participate in the investment experience of the VAA. The general account is subject to regulation and supervision by the Indiana Insurance Department as well as the insurance laws and regulations of the jurisdictions in which the contracts are distributed.

In reliance on certain exemptions, exclusions and rules, we have not registered interests in the general account as a security under the Securities Act of 1933 and have not registered the general account as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests in it are regulated under the 1933 Act or the 1940 Act. We have been advised that the staff of the SEC has not made a review of the disclosures which are included in this prospectus which relate to our general account and to the fixed account under the contract. These disclosures, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. This prospectus is generally intended to serve as a disclosure document only for aspects of the contract involving the VAA, and therefore contains only selected information regarding the fixed side of the contract. Complete details regarding the fixed side of the contract are in the contract.


We guarantee an effective interest rate of not less than 1.50% per year on amounts held in a fixed account. Any amount surrendered, withdrawn from or transferred out of a fixed account prior to the expiration of the guaranteed period is subject to the interest adjustment (see Interest Adjustment and Charges and Other Deductions). The interest adjustment will NOT reduce the amount available for a surrender, withdrawal or transfer below the value it would have had if 1.50% (or the guaranteed minimum interest rate for your contract) interest had been credited to the fixed subaccount.


ANY INTEREST IN EXCESS OF 1.50% (OR THE GUARANTEED MINIMUM INTEREST RATE STATED IN YOUR CONTRACT) WILL BE DECLARED IN ADVANCE AT OUR SOLE DISCRETION. CONTRACTOWNERS BEAR THE RISK THAT NO INTEREST IN EXCESS OF THE MINIMUM INTEREST RATE WILL BE DECLARED.

Your contract may not offer a fixed account or if permitted by your contract, we may discontinue accepting purchase payments or transfers into the fixed side of the contract at any time.


Guaranteed Periods

The portion of the fixed account which accepts allocations for a guaranteed period at a guaranteed interest rate is called a fixed subaccount. There is a fixed subaccount for each particular guaranteed period.


You may allocate purchase payments to one or more fixed subaccounts with guaranteed periods of 1 to 10 years. We may add guaranteed periods or discontinue accepting purchase payments into one or more guaranteed periods at any time. The minimum amount of any purchase payment that can be allocated to a fixed subaccount is $2,000. Each purchase payment and its corresponding bonus credit, if applicable, allocated to a fixed subaccount will start its own guaranteed period and will earn a guaranteed interest rate. The duration of the guaranteed period affects the guaranteed interest rate of the fixed subaccount. A fixed subaccount guarantee period



                                                                              53

ends on the date after the number of calendar years in the fixed subaccount's guaranteed period. Interest will be credited daily at a guaranteed rate that is equal to the effective annual rate determined on the first day of the fixed subaccount guaranteed period. Amounts surrendered, transferred or withdrawn from a fixed subaccount prior to the end of the guaranteed period will be subject to the interest adjustment. Each guaranteed period purchase payment and its corresponding bonus credit, if applicable, will be treated separately for purposes of determining any applicable interest adjustment. Any amount withdrawn from a fixed subaccount may be subject to any applicable surrender charges, account fees and premium taxes.

We will notify the contractowner in writing at least 30 days prior to the expiration date for any guaranteed period amount. A new fixed subaccount guaranteed period of the same duration as the previous fixed subaccount guaranteed period will begin automatically at the end of the previous guaranteed period, unless we receive, prior to the end of a guaranteed period, a written election by the contractowner. The written election may request the transfer of the guaranteed period amount to a different fixed subaccount or to a variable subaccount from among those being offered by us. Transfers of any guaranteed period amount which become effective upon the date of expiration of the applicable guaranteed period are not subject to the limitation of twelve transfers per contract year or the additional fixed account transfer restrictions.


Interest Adjustment

Any surrender, withdrawal or transfer of a fixed subaccount guaranteed period amount before the end of the guaranteed period (other than dollar cost averaging, cross-reinvestment, portfolio rebalancing transfers, regular income payments under i4LIFE (Reg. TM) Advantage or withdrawals within the Maximum Annual Withdrawal amount in Lincoln SmartSecurity (Reg. TM) Advantage) will be subject to the interest adjustment. A surrender, withdrawal or transfer effective upon the expiration date of the guaranteed period will not be subject to the interest adjustment. The interest adjustment will be applied to the amount being surrendered, withdrawn or transferred. The interest adjustment will be applied after the deduction of any applicable account fees and before any applicable transfer charges. In general, the interest adjustment reflects the relationship between the yield rate in effect at the time a purchase payment is allocated to a fixed subaccount's guaranteed period under the contract and the yield rate in effect at the time of the purchase payment's surrender, withdrawal or transfer. It also reflects the time remaining in the fixed subaccount's guaranteed period. If the yield rate at the time of the surrender, withdrawal or transfer is lower than the yield rate at the time the purchase payment was allocated, then the application of the interest adjustment will generally result in a higher payment at the time of the surrender, withdrawal or transfer. Similarly, if the yield rate at the time of surrender, withdrawal or transfer is higher than the yield rate at the time of the allocation of the purchase payment, then the application of the interest adjustment will generally result in a lower payment at the time of the surrender, withdrawal or transfer. The yield rate is published by the Federal Reserve Board.


The interest adjustment is calculated by multiplying the transaction amount by:


    (1+A)n         -1
-------------
  (1+B +K )n

     where:

   A = yield rate for a U.S. Treasury security with time to maturity equal to the subaccount's guaranteed period, determined at the beginning of the guaranteed period.

   B = yield rate for a U.S. Treasury security with time to maturity equal to the time remaining in the subaccount's guaranteed period if greater than one year, determined at the time of surrender, withdrawal or transfer. For remaining periods of one year or less, the yield rate for a one year U.S. Treasury security is used.

   K = a 0.25% adjustment (unless otherwise limited by applicable state law). This adjustment builds into the formula a factor representing direct and indirect costs to us associated with liquidating general account assets in order to satisfy surrender requests. This adjustment of 0.25% has been added to the denominator of the formula because it is anticipated that a substantial portion of applicable general account portfolio assets will be in relatively illiquid securities. Thus, in addition to direct transaction costs, if such securities must be sold (e.g., because of surrenders), the market price may be lower. Accordingly, even if interest rates decline, there will not be a positive adjustment until this factor is overcome, and then any adjustment will be lower than otherwise, to compensate for this factor. Similarly, if interest rates rise, any negative adjustment will be greater than otherwise, to compensate for this factor. If interest rates stay the same, there will be no interest adjustment.

     n = The number of years remaining in the guaranteed period (e.g., 1 year and 73 days = 1 + (73 divided by 365) = 1.2 years)

     Straight-Line interpolation is used for periods to maturity not quoted.

See the SAI for examples of the application of the interest adjustment.

54

Federal Tax Matters

Introduction
The Federal income tax treatment of the contract is complex and sometimes uncertain. The Federal income tax rules may vary with your particular circumstances. This discussion does not include all the Federal income tax rules that may affect you and your contract. This discussion also does not address other Federal tax consequences (including consequences of sales to foreign individuals or entities), or state or local tax consequences, associated with the contract. As a result, you should always consult a tax adviser about the application of tax rules to your individual situation.


Nonqualified Annuities

This part of the discussion describes some of the Federal income tax rules applicable to nonqualified annuities. A nonqualified annuity is a contract not issued in connection with a qualified retirement plan, such as an IRA or a section 403(b) plan, receiving special tax treatment under the tax code. We may not offer nonqualified annuities for all of our annuity products.


Tax Deferral On Earnings

The Federal income tax law generally does not tax any increase in your contract value until you receive a contract distribution. However, for this general rule to apply, certain requirements must be satisfied:
 o An individual must own the contract (or the tax law must treat the contract as owned by an individual).
 o The investments of the VAA must be "adequately diversified" in accordance with IRS regulations.
 o Your right to choose particular investments for a contract must be limited.
 o The annuity commencement date must not occur near the end of the annuitant's life expectancy.


Contracts Not Owned by an Individual

If a contract is owned by an entity (rather than an individual) the tax code generally does not treat it as an annuity contract for Federal income tax purposes. This means that the entity owning the contract pays tax currently on the excess of the contract value over the purchase payments for the contract. Examples of contracts where the owner pays current tax on the contract's earnings, bonus credits and persistency credits, if applicable, are contracts issued to a corporation or a trust. Some exceptions to the rule are:
 o Contracts in which the named owner is a trust or other entity that holds the contract as an agent for an individual; however, this exception does not apply in the case of any employer that owns a contract to provide deferred compensation for its employees;
 o Immediate annuity contracts, purchased with a single premium, when the annuity starting date is no later than a year from purchase and substantially equal periodic payments are made, not less frequently than annually, during the annuity payout period;
 o Contracts acquired by an estate of a decendent;
 o Certain qualified contracts;
 o Contracts purchased by employers upon the termination of certain qualified plans; and
 o Certain contracts used in connection with structured settlement agreements.


Investments in the VAA Must Be Diversified

For a contract to be treated as an annuity for Federal income tax purposes, the investments of the VAA must be "adequately diversified." IRS regulations define standards for determining whether the investments of the VAA are adequately diversified. If the VAA fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the contract value over the contract purchase payments. Although we do not control the investments of the underlying investment options, we expect that the underlying investment options will comply with the IRS regulations so that the VAA will be considered "adequately diversified."


Restrictions

Federal income tax law limits your right to choose particular investments for the contract. Because the IRS has not issued guidance specifying those limits, the limits are uncertain and your right to allocate contract values among the subaccounts may exceed those limits. If so, you would be treated as the owner of the assets of the VAA and thus subject to current taxation on the income, bonus credits, persistency credits and gains, if applicable, from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing contracts. We reserve the right to modify the contract without your consent to try to prevent the tax law from considering you as the owner of the assets of the VAA.


Loss of Interest Deduction

After June 8, 1997, if a contract is issued to a taxpayer that is not an individual, or if a contract is held for the benefit of an entity, the entity will lose a portion of its deduction for otherwise deductible interest expenses.


                                                                              55

Age at which Annuity Payouts Begin

Federal income tax rules do not expressly identify a particular age by which annuity payouts must begin. However, those rules do require that an annuity contract provide for amortization, through annuity payouts, of the contract's purchase payments, bonus credits, persistency credits and earnings. If annuity payouts under the contract begin or are scheduled to begin on a date past the annuitant's 85th birthday, it is possible that the tax law will not treat the contract as an annuity for Federal income tax purposes. In that event, you would be currently taxed on the excess of the contract value over the purchase payments of the contract.


Tax Treatment of Payments

We make no guarantees regarding the tax treatment of any contract or of any transaction involving a contract. However, the rest of this discussion assumes that your contract will be treated as an annuity for Federal income tax purposes and that the tax law will not tax any increase in your contract value until there is a distribution from your contract.


Taxation of Withdrawals and Surrenders

You will pay tax on withdrawals to the extent your contract value exceeds your purchase payments in the contract. This income (and all other income from your contract) is considered ordinary income (and does not receive capital gains treatment and is not qualified dividend income). A higher rate of tax is paid on ordinary income than on capital gains. You will pay tax on a surrender to the extent the amount you receive exceeds your purchase payments. In certain circumstances, your purchase payments are reduced by amounts received from your contract that were not included in income. Surrender and reinstatement of your contract will generally be taxed as a withdrawal. If your contract has Lincoln SmartSecurity (Reg. TM) Advantage, and if your Guaranteed Amount immediately before a withdrawal exceeds your account value, the tax law could require that an additional amount be included in income. Please consult your tax adviser.


Taxation of Annuity Payouts

The tax code imposes tax on a portion of each annuity payout (at ordinary income tax rates) and treats a portion as a nontaxable return of your purchase payments in the contract. We will notify you annually of the taxable amount of your annuity payout. Once you have recovered the total amount of the purchase payment in the contract, you will pay tax on the full amount of your annuity payouts. If annuity payouts end because of the annuitant's death and before the total amount in the contract has been distributed, the amount not received will generally be deductible. If withdrawals, other than regular income payments, are taken from i4LIFE (Reg. TM) Advantage during the access period, they are taxed in the same manner as a withdrawal during the deferral period.


Taxation of Death Benefits

We may distribute amounts from your contract because of the death of a contractowner or an annuitant. The tax treatment of these amounts depends on whether you or the annuitant dies before or after the annuity commencement date.

Death prior to the annuity commencement date:
 o If the beneficiary receives death benefits under an annuity payout option, they are taxed in the same manner as annuity payouts.
 o If the beneficiary does not receive death benefits under an annuity payout option, they are taxed in the same manner as a withdrawal.

Death after the annuity commencement date:
 o If death benefits are received in accordance with the existing annuity payout option, they are excludible from income if they do not exceed the purchase payments not yet distributed from the contract. All annuity payouts in excess of the purchase payments not previously received are includible in income.
 o If death benefits are received in a lump sum, the tax law imposes tax on the amount of death benefits which exceeds the amount of purchase payments not previously received.


Penalty Taxes Payable on Withdrawals, Surrenders, or Annuity Payouts

The tax code may impose a 10% penalty tax on any distribution from your contract which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdrawals, surrenders, or annuity payouts that:
 o you receive on or after you reach 591/2,
 o you receive because you became disabled (as defined in the tax law),
 o you receive from an immediate annuity,
 o a beneficiary receives on or after your death, or
 o you receive as a series of substantially equal periodic payments based on your life or life expectancy (non-natural owners holding as agent for an individual do not qualify).


56

Special Rules if You Own More Than One Annuity Contract

In certain circumstances, you must combine some or all of the nonqualified annuity contracts you own in order to determine the amount of an annuity payout, a surrender, or a withdrawal that you must include in income. For example, if you purchase two or more deferred annuity contracts from the same life insurance company (or its affiliates) during any calendar year, the tax code treats all such contracts as one contract. Treating two or more contracts as one contract could affect the amount of a surrender, a withdrawal or an annuity payout that you must include in income and the amount that might be subject to the penalty tax described previously.


Loans and Assignments

Except for certain qualified contracts, the tax code treats any amount received as a loan under your contract, and any assignment or pledge (or agreement to assign or pledge) of any portion of your contract value, as a withdrawal of such amount or portion.


Gifting a Contract

If you transfer ownership of your contract, other than to your spouse (or to your former spouse incident to divorce), and receive a payment less than your contract's value, you will pay tax on your contract value to the extent it exceeds your purchase payments not previously received. The new owner's purchase payments in the contract would then be increased to reflect the amount included in income.


Charges for Additional Benefits

Your contract automatically includes a basic death benefit and may include other optional riders. Certain enhancements to the basic death benefit may also be available to you. The cost of the basic death benefit and any additional benefit are deducted from your contract. It is possible that the tax law may treat all or a portion of the death benefit charge and charges for other optional riders, if any, as a contract withdrawal.


Qualified Retirement Plans

We also designed the contracts for use in connection with certain types of retirement plans that receive favorable treatment under the tax code. Contracts issued to or in connection with a qualified retirement plan are called "qualified contracts." We issue contracts for use with various types of qualified plans. The Federal income tax rules applicable to those plans are complex and varied. As a result, this prospectus does not attempt to provide more than general information about the use of the contract with the various types of qualified plans. Persons planning to use the contract in connection with a qualified plan should obtain advice from a competent tax adviser.

Types of Qualified Contracts and Terms of Contracts

Qualified plans include the following:
 o Individual Retirement Accounts and Annuities ("Traditional IRAs")
 o Roth IRAs
 o Traditional IRA that is part of a Simplified Employee Pension Plan ("SEP")
 o SIMPLE 401(k) plans (Savings Incentive Matched Plan for Employees)
 o 403(b) plans (public school system and tax-exempt organization annuity plans)
 o 401(a) plans (qualified corporate employee pension and profit-sharing plans)
 o 403(a) plans (qualified annuity plans)
 o H.R. 10 or Keogh Plans (self-employed individual plans)
 o 457(b) plans (deferred compensation plans for state and local governments and tax-exempt organizations)
 o Roth 403(b) plans

We do not offer certain types of qualified plans for all of our annuity products. Check with your representative concerning qualified plan availability for this product.

We will amend contracts to be used with a qualified plan as generally necessary to conform to the tax law requirements for the type of plan. However, the rights of a person to any qualified plan benefits may be subject to the plan's terms and conditions, regardless of the contract's terms and conditions. In addition, we are not bound by the terms and conditions of qualified plans to the extent such terms and conditions contradict the contract, unless we consent.

Tax Treatment of Qualified Contracts

The Federal income tax rules applicable to qualified plans and qualified contracts vary with the type of plan and contract. For example,
 o Federal tax rules limit the amount of purchase payments that can be made, and the tax deduction or exclusion that may be allowed for the purchase payments. These limits vary depending on the type of qualified plan and the plan participant's specific circumstances, e.g., the participant's compensation.


                                                                              57

 o Under most qualified plans, such as a traditional IRA, the owner must begin receiving payments from the contract in certain minimum amounts by a certain age, typically age 701/2. Other qualified plans may allow the participant to take required distributions upon the later of reaching age 701/2 or retirement.
 o Loans are allowed under certain types of qualified plans, but Federal income tax rules prohibit loans under other types of qualified plans. For example, Federal income tax rules permit loans under some section 403(b) plans, but prohibit loans under Traditional and Roth IRAs. If allowed, loans are subject to a variety of limitations, including restrictions as to the loan amount, the loan's duration, the rate of interest, and the manner of repayment. Your contract or plan may not permit loans.

Tax Treatment of Payments

The Federal income tax rules generally include distributions from a qualified contract in the participant's income as ordinary income. These taxable distributions will include purchase payments that were deductible or excludible from income. Thus, under many qualified contracts, the total amount received is included in income since a deduction or exclusion from income was taken for purchase payments. There are exceptions. For example, you do not include amounts received from a Roth IRA in income if certain conditions are satisfied.


Required Minimum Distributions

Under most qualified plans, you must begin receiving payments from the contract in certain minimum amounts by the later of age 701/2 or retirement. You are required to take distributions from your traditional IRAs beginning in the year you reach age 701/2. If you own a Roth IRA, you are not required to receive minimum distributions from your Roth IRA during your life.

Failure to comply with the minimum distribution rules applicable to certain qualified plans, such as Traditional IRAs, will result in the imposition of an excise tax. This excise tax equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the qualified plan.

The IRS has issued new regulations concerning required minimum distributions. The regulations may impact the distribution method you have chosen and the amount of your distributions. Under new regulations, the presence of an enhanced death benefit, or other benefit which could provide additional value to your contract, may require you to take additional distributions. An enhanced death benefit is any death benefit that has the potential to pay more than the contract value or a return of purchase payments. Annuity contracts inside Custodial or Trusteed IRAs will also be subject to these regulations. Please contact your tax adviser regarding any tax ramifications.

Federal Penalty Taxes Payable on Distributions

The tax code may impose a 10% penalty tax on a distribution from a qualified contract that must be included in income. The tax code does not impose the penalty tax if one of several exceptions applies. The exceptions vary depending on the type of qualified contract you purchase. For example, in the case of an IRA, exceptions provide that the penalty tax does not apply to a withdrawal, surrender, or annuity payout:
 o received on or after the annuitant reaches 591/2,
 o received on or after the annuitant's death or because of the annuitant's disability (as defined in the tax law),
 o received as a series of substantially equal periodic payments based on the annuitant's life (or life expectancy), or
 o received as reimbursement for certain amounts paid for medical care.

These exceptions, as well as certain others not described here, generally apply to taxable distributions from other qualified plans. However, the specific requirements of the exception may vary.

Transfers and Direct Rollovers

As a result of Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA), you may be able to move funds between different types of qualified plans, such as 403(b) and 457(b) governmental plans, by means of a rollover or transfer. You may be able to rollover or transfer amounts between qualified plans and traditional IRAs. These rules do not apply to Roth IRAs and 457(b) non-governmental tax-exempt plans. There are special rules that apply to rollovers, direct rollovers and transfers (including rollovers or transfers of after-tax amounts). If the applicable rules are not followed, you may incur adverse Federal income tax consequences, including paying taxes which you might not otherwise have had to pay. Before we send a rollover distribution, we will provide a notice explaining tax withholding requirements (see Federal Income Tax Withholding). We are not required to send you such notice for your IRA. You should always consult your tax adviser before you move or attempt to move any funds.


Death Benefit and IRAs

Pursuant to IRS regulations, IRAs may not invest in life insurance contracts. We do not believe that these regulations prohibit the death benefit from being provided under the contract when we issue the contract as a Traditional or Roth IRA. However, the law is unclear and it is possible that the presence of the death benefit under a contract issued as a Traditional or Roth IRA could result in increased taxes to you. Certain death benefit options may not be available for all of our products.


58

Federal Income Tax Withholding

We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless you notify us prior to the distribution that tax is not to be withheld. In certain circumstances, Federal income tax rules may require us to withhold tax. At the time a withdrawal, surrender, or annuity payout is requested, we will give you an explanation of the withholding requirements.

Certain payments from your contract may be considered eligible rollover distributions (even if such payments are not being rolled over). Such distributions may be subject to special tax withholding requirements. The Federal income tax withholding rules require that we withhold 20% of the eligible rollover distribution from the payment amount, unless you elect to have the amount directly transferred to certain qualified plans or contracts. The IRS requires that tax be withheld, even if you have requested otherwise. Such tax withholding requirements are generally applicable to 401(a), 403(a) or
(b), HR 10, and 457(b) governmental plans and contracts used in connection with these types of plans.


Our Tax Status

Under existing Federal income tax laws, we do not pay tax on investment income and realized capital gains of the VAA. We do not expect that we will incur any Federal income tax liability on the income and gains earned by the VAA. Therefore, we do not impose a charge for Federal income taxes. If Federal income tax law changes and we must pay tax on some or all of the income and gains earned by the VAA, we may impose a charge against the VAA to pay the taxes.


Changes in the Law

The above discussion is based on the tax code, IRS regulations, and interpretations existing on the date of this prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.



Additional Information

Voting Rights
As required by law, we will vote the fund shares held in the VAA at meetings of the shareholders of the funds. The voting will be done according to the instructions of contractowners who have interests in any subaccounts which invest in classes of the funds. If the 1940 Act or any regulation under it should be amended or if present interpretations should change, and if as a result we determine that we are permitted to vote the fund shares in our own right, we may elect to do so.

The number of votes which you have the right to cast will be determined by applying your percentage interest in a subaccount to the total number of votes attributable to the subaccount. In determining the number of votes, fractional shares will be recognized.

Fund shares of a class held in a subaccount for which no timely instructions are received will be voted by us in proportion to the voting instructions which are received for all contracts participating in that subaccount. Voting instructions to abstain on any item to be voted on will be applied on a pro-rata basis to reduce the number of votes eligible to be cast.

Whenever a shareholders meeting is called, each person having a voting interest in a subaccount will receive proxy voting material, reports and other materials relating to the funds. Since the funds engage in shared funding, other persons or entities besides Lincoln Life (Reg. TM) may vote fund shares. See Investments of the Variable Annuity Account - Fund Shares.


Return Privilege

Within the free-look period after you receive the contract, you may cancel it for any reason by delivering or mailing it postage prepaid, to the Home office at PO Box 7866, 1300 South Clinton Street, Fort Wayne, IN 46802-7866. A contract canceled under this provision will be void. Except as explained in the following paragraph, we will return the contract value as of the valuation date on which we receive the cancellation request, plus any premium taxes plus mortality and expense risk charges and administrative charges proportionately attributable to any applicable bonus credits, less any applicable bonus credits paid into the contract by us. In addition, if the contract value on the date of cancellation is less than the sum of purchase payments minus withdrawals, we will also return both the investment loss and fund management fees, each in an amount that is proportionately attributable to any applicable bonus credits. No surrender charges or interest adjustment will apply. A purchaser who participates in the VAA is subject to the risk of a market loss on the contract value, excluding any applicable bonus credits during the free-look period.

For contracts written in those states whose laws require that we assume this market risk during the free-look period, a contract may be canceled, subject to the conditions explained before, except that we will return only the purchase payment(s). IRA purchasers will receive purchase payments only.


                                                                              59

State Regulation

As a life insurance company organized and operated under Indiana law, we are subject to provisions governing life insurers and to regulation by the Indiana Commissioner of Insurance. Our books and accounts are subject to review and examination by the Indiana Insurance Department at all times. A full examination of our operations is conducted by that Department at least every five years.


Records and Reports

As presently required by the 1940 Act and applicable regulations, we are responsible for maintaining all records and accounts relating to the VAA. We have entered into an agreement with the Delaware Management Holdings, Inc. and Delaware Service Company, Inc., 2005 Market Street, Philadelphia, PA 19203, to provide accounting services to the VAA. We will mail to you, at your last known address of record at the Home office, at least semi-annually after the first contract year, reports containing information required by that Act or any other applicable law or regulation.


Other Information

A Registration Statement has been filed with the SEC, under the Securities Act of 1933 as amended, for the contracts being offered here. This prospectus does not contain all the information in the Registration Statement, its amendments and exhibits. Please refer to the Registration Statement for further information about the VAA, Lincoln Life (Reg. TM) and the contracts offered. Statements in this prospectus about the content of contracts and other legal instruments are summaries. For the complete text of those contracts and instruments, please refer to those documents as filed with the SEC.

You may elect to receive your prospectus, prospectus supplements, quarterly statements, and annual and semiannual reports electronically over the Internet, if you have an e-mail account and access to an Internet browser. Once you select eDelivery, via the Internet Service Center, all documents available in electronic format will no longer be sent to you in hard copy. You will receive an e-mail notification when the documents become available online. It is your responsibility to provide us with your current e-mail address. You can resume paper mailings at any time without cost, by updating your profile at the Internet Service Center, or contacting us. To learn more about this service, please log on to www.LFG.com, select service centers and continue on through the Internet Service Center.


Legal Proceedings

Lincoln Life (Reg. TM) is involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of its business. In some instances, the proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief.

After consultation with legal counsel and a review of available facts, it is management's opinion that the proceedings ultimately will be resolved without materially affecting the financial position of Lincoln Life (Reg. TM), the VAA or the Principal Underwriter.


60

Contents of the Statement of Additional Information (SAI) for Lincoln Life (Reg. TM) Variable Annuity Account N


Item
Special Terms
Services
Principal Underwriter
Purchase of Securities Being Offered
Interest Adjustment Example
Annuity Payouts
Examples of Regular Income Payment
Calculations
Determination of Accumulation and Annuity Unit
Value
Advertising
Additional Services
Other Information
Financial Statements

For a free copy of the SAI complete the form below:











                Statement of Additional Information Request Card
                          Lincoln ChoicePlusSM Design
               Lincoln Life (Reg. TM) Variable Annuity Account N











Please send me a free copy of the current Statement of Additional Information for Lincoln Life (Reg. TM) Variable Annuity Account N (Lincoln ChoicePlusSM Design).


                                 (Please Print)


Name: -------------------------------------------------------------------------






Address: ----------------------------------------------------------------------














City ---------------------------------------------------  State ---------
Zip ---------


Mail to The Lincoln National Life Insurance Company, PO Box 7866, Fort Wayne, Indiana 46801.

                                                                              61


                     (This page intentionally left blank)

Lincoln ChoicePlusSM Design
Lincoln Life (Reg. TM) Variable Annuity Account N   (Registrant)

The Lincoln National Life Insurance Company   (Depositor)



Statement of Additional Information (SAI)
This SAI should be read in conjunction with the Lincoln ChoicePlusSM Design prospectus of Lincoln Life (Reg. TM) Variable Annuity Account N dated ___________. You may obtain a copy of the Lincoln ChoicePlusSM Design prospectus on request and without charge. Please write Lincoln Life (Reg. TM) Customer Service, The Lincoln National Life Insurance Company, PO Box 7866, Fort Wayne, IN 46802-7866, or call 1-888-868-2583.



Table of Contents




Item                                                  Page
Special Terms                                        B-2
Services                                             B-2
Principal Underwriter                                B-2
Purchase of Securities Being Offered                 B-2
Interest Adjustment Example                          B-2
Annuity Payouts                                      B-4
Examples of Regular Income Payment
Calculations                                         B-5


Item                                                  Page
Determination of Accumulation and Annuity Unit
Value                                                B-5
Advertising                                          B-5
Additional Services                                  B-6
Other Information                                    B-7
Financial Statements                                 B-7

This SAI is not a prospectus.
The date of this SAI is ___________.

Special Terms
The special terms used in this SAI are the ones defined in the Prospectus.


Services

Independent Registered Public Accounting Firm
The financial statements of the VAA and the consolidated financial statements of Lincoln Life (Reg. TM) appearing in this SAI and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, 2300 National City Center, 110 West Berry Street, Fort Wayne, Indiana 46802, as set forth in their reports, also appearing in this SAI and in the Registration Statement. The financial statements audited by Ernst & Young LLP have been included herein in reliance on their reports given on their authority as experts in accounting and auditing.


Keeper of Records

All accounts, books, records and other documents which are required to be maintained for the VAA are maintained by us or by third parties responsible to Lincoln Life (Reg. TM). We have entered into an agreement with the Delaware Management Holdings, Inc. and Delaware Service Company, Inc., One Commerce Square, 2005 Market Street, Philadelphia, PA 19103, to provide accounting services to the VAA. No separate charge against the assets of the VAA is made by us for this service.



Principal Underwriter
We serve as principal underwriter for the contracts, as described in the prospectus. We are not a member of the Securities Investor Protection Corporation. We offer the contracts to the public on a continuous basis. We anticipate continuing to offer the contracts, but reserve the right to discontinue the offering. We offer the contracts through our sales representatives ("Lincoln Sales Representatives"), who are also associated with Lincoln Financial Advisors Corporation, our affiliate and the principal underwriter for certain other contracts issued by us. We also may enter into selling agreements with other broker-dealers ("Selling Firms") for the sale of the contracts. Sales representatives of Selling Firms are appointed as our insurance agents. We paid $67,422,223, $97,680,796, and $115,249,891 to Lincoln
Sales Representatives and Selling Firms in 2003, 2004, and 2005, respectively, as sales compensation with respect to the contracts. We retained no underwriting commissions for the sale of the contracts.



Purchase of Securities Being Offered
The variable annuity contracts are offered to the public through licensed insurance agents who specialize in selling our products; through independent insurance brokers; and through certain securities brokers/dealers selected by us whose personnel are legally authorized to sell annuity products. There are no special purchase plans for any class of prospective buyers. However, under certain limited circumstances described in the prospectus under the section Charges and Other Deductions, any applicable account fee and/or surrender charge may be reduced or waived.

Both before and after the annuity commencement date, there are exchange privileges between subaccounts, and from the VAA to the general account (if available) subject to restrictions set out in the prospectus. See The Contracts, in the prospectus. No exchanges are permitted between the VAA and other separate accounts.

The offering of the contracts is continuous.



Interest Adjustment Example
Note: This example is intended to show how the interest adjustment calculation impacts the surrender value of a representative contract. The surrender charges, annual account fee, adjustment factor, and guaranteed minimum interest rate values shown here are generally different from those that apply to specific contracts, particularly those contracts that deduct an initial sales load or pay a bonus on deposits. Calculations of the interest adjustment in your contract, if applicable, will be based on the factors applicable to your contract. The interest adjustment may be referred to as a market value adjustment in your contract.


                                                                             B-2

                     SAMPLE CALCULATIONS FOR MALE 35 ISSUE

                             CASH SURRENDER VALUES



         Single Premium ...................       $50,000
         Premium taxes ....................       None
         Withdrawals ......................       None
         Guaranteed Period ................       5 years
         Guaranteed Interest Rate .........       3.50%
         Annuity Date .....................       Age 70
         Index Rate A .....................       3.50%
         Index Rate B .....................       4.00% End of contract year 1
                                                  3.50% End of contract year 2
                                                  3.00% End of contract year 3
                                                  2.00% End of contract year 4
         Percentage adjustment to B .......       0.50%



  Formula                       (1 + Index A)n
                        ------------------------------
                                                            -1
                        (1 + Index B + % Adjustment)n

                          SURRENDER VALUE CALCULATION



                                                      (3)
                     (1)            (2)               Adjusted
                     Annuity        Index Rate        Annuity
Contract Year        Value          Factor            Value
---------------      ---------      ------------      ----------
  1 ...........      $51,710         0.962268         $49,759
  2 ...........      $53,480         0.985646         $52,712
  3 ...........      $55,312         1.000000         $55,312
  4 ...........      $57,208         1.009756         $57,766
  5 ...........      $59,170            N/A           $59,170



                     (4)            (5)               (6)              (7)
                     Minimum        Greater of        Surrender        Surrender
Contract Year        Value          (3) & (4)         Charge           Value
---------------      ---------      ------------      -----------      ----------
  1 ...........      $50,710        $50,710           $4,250           $46,460
  2 ...........      $51,431        $52,712           $4,250           $48,462
  3 ...........      $52,162        $55,312           $4,000           $51,312
  4 ...........      $52,905        $57,766           $3,500           $54,266
  5 ...........      $53,658        $59,170           $3,000           $56,170

                           ANNUITY VALUE CALCULATION



                          BOY*                                                  Annual                  EOY**
                          Annuity                 Guaranteed                    Account                 Annuity
Contract Year             Value                   Interest Rate                 Fee                     Value
--------------------      ---------               ---------------               ---------               ----------
  1 ................      $50,000        x            1.035            -        $40            =        $51,710
  2 ................      $51,710        x            1.035            -        $40            =        $53,480
  3 ................      $53,480        x            1.035            -        $40            =        $55,312
  4 ................      $55,312        x            1.035            -        $40            =        $57,208
  5 ................      $57,208        x            1.035            -        $40            =        $59,170

                         SURRENDER CHARGE CALCULATION



                          Surrender
                          Charge                                           Surrender
Contract Year             Factor                   Deposit                 Charge
--------------------      ----------               ---------               ----------
  1 ................           8.5%       x        $50,000        =        $4,250
  2 ................           8.5%       x        $50,000        =        $4,250
  3 ................           8.0%       x        $50,000        =        $4,000
  4 ................           7.0%       x        $50,000        =        $3,500
  5 ................           6.0%       x        $50,000        =        $3,000

B-3

                            INDEX RATE FACTOR CALCULATION



Contract Year            Index A         Index B         Adj Index B         N           Result
------------------       ---------       ---------       -------------       -----       ---------
  1 ..............        3.50%           4.00%             4.50%             4          0.962268
  2 ..............        3.50%           3.50%             4.00%             3          0.985646
  3 ..............        3.50%           3.00%             3.50%             2          1.000000
  4 ..............        3.50%           2.00%             2.50%             1          1.009756
  5 ..............        3.50%            N/A               N/A             N/A            N/A

                           MINIMUM VALUE CALCULATION



                                                   Minimum                       Annual
                                                   Guaranteed                    Account                 Minimum
Contract Year                                      Interest Rate                 Fee                     Value
--------------------                               ---------------               ---------               ----------
  1 ................      $50,000         x            1.015            -        $40            =        $50,710
  2 ................      $50,710         x            1.015            -        $40            =        $51,431
  3 ................      $51,431         x            1.015            -        $40            =        $52,162
  4 ................      $52,162         x            1.015            -        $40            =        $52,905
  5 ................      $52,905         x            1.015            -        $40            =        $53,658

                               * BOY = beginning of year

                                          ** EOY = end of year



Annuity Payouts

Variable Annuity Payouts
Variable annuity payouts will be determined on the basis of:
 o the dollar value of the contract on the annuity commencement date less any applicable premium tax (and less any surrender charges on purchase payments in the contract for less than 12 months if bonus credits applied to the purchase payments);
 o the annuity tables contained in the contract;
 o the type of annuity option selected; and
 o the investment results of the fund(s) selected.

In order to determine the amount of variable annuity payouts, we make the following calculation:
 o first, we determine the dollar amount of the first payout;
 o second, we credit the contract with a fixed number of annuity units based on the amount of the first payout; and
 o third, we calculate the value of the annuity units each period thereafter.

These steps are explained below.

The dollar amount of the first periodic variable annuity payout is determined by applying the total value of the accumulation units credited under the contract valued as of the annuity commencement date (less any premium taxes) to the annuity tables contained in the contract. The first variable annuity payout will be paid 14 days after the annuity commencement date. This day of the month will become the day on which all future annuity payouts will be paid. Amounts shown in the tables are based on the 1983 Table "a" Individual Annuity Mortality Tables, modified, with an assumed investment return at the rate of 3%, 4%, 5%, or 6% per annum, depending on the terms of your contract. The first annuity payout is determined by multiplying the benefit per $1,000 of value shown in the contract tables by the number of thousands of dollars of value accumulated under the contract. These annuity tables vary according to the form of annuity selected and the age of the annuitant at the annuity commencement date. The assumed interest rate is the measuring point for subsequent annuity payouts. If the actual net investment rate (annualized) exceeds the assumed interest rate, the payout will increase at a rate equal to the amount of such excess.

Conversely, if the actual rate is less than the assumed interest rate, annuity payouts will decrease. If the assumed rate of interest were to be increased, annuity payouts would start at a higher level but would decrease more rapidly or increase more slowly.

We may use sex-distinct annuity tables in contracts that are not associated with employer sponsored plans and where not prohibited by law.

At an annuity commencement date, the contract is credited with annuity units for each subaccount on which variable annuity payouts are based. The number of annuity units to be credited is determined by dividing the amount of the first periodic payout by the value of an annuity unit in each subaccount selected. Although the number of annuity units is fixed by this process, the value of such units will vary with the value of the underlying fund. The amount of the second and subsequent periodic payouts is determined by multiplying


                                                                             B-4

the contractowner's fixed number of annuity units in each subaccount by the appropriate annuity unit value for the valuation date ending 14 days prior to the date that payout is due.

The value of each subaccount's annuity unit will be set initially at $1.00. The annuity unit value for each subaccount at the end of any valuation date is determined by multiplying the subaccount annuity unit value for the immediately preceding valuation date by the product of:
 o The net investment factor of the subaccount for the valuation period for which the annuity unit value is being determined, and
 o A factor to neutralize the assumed investment return in the annuity table.

The value of the annuity units is determined as of a valuation date 14 days prior to the payment date in order to permit calculation of amounts of annuity payouts and mailing of checks in advance of their due dates. Such checks will normally be issued and mailed at least three days before the due date.


Proof of Age, Sex and Survival

We may require proof of age, sex, or survival of any payee upon whose age, sex, or survival payments depend.



Examples of Regular Income Payment Calculations
These examples will illustrate the impact of the length of the access period and the impact of a withdrawal on the regular income payments. These examples assume that the investment return is the same as the assumed investment return
(AIR) to make the regular income payment calculations simpler to understand. The regular income payments will vary based on the investment performance of the underlying funds.


         Annuitant ...........................      Male, Age 65
         Secondary Life ......................      Female, Age 63
         Purchase Payment ....................      $200,000.00
         Regular Income Payment Frequency ....      Annual
         AIR .................................      4.0%
         Hypothetical Investment Return ......      4.0%

                                                    15-year Access Period         30-Year Access Period
         Regular Income Payment ..............      $ 10,813.44                   $10,004.94

A 10% withdrawal from the account value will reduce the regular income payments by 10% to $9,732.10 with the 15-year access period and $9,004.45 with the 30-year access period.

At the end of the 15-year access period, the remaining account value of $135,003.88 (assuming no withdrawals) will be used to continue the $10,813.44 regular income payment during the lifetime income period for the lives of the annuitant and secondary life. At the end of the 30-year access period, the remaining account value of $65,108.01 (assuming no withdrawals) will be used to continue the $10,004.94 regular income payment during the lifetime income period for the lives of the annuitant and secondary life. (Note: the regular income payments during the lifetime income period will vary with the investment performance of the underlying funds).



Determination of Accumulation and Annuity Unit Value
A description of the days on which accumulation and annuity units will be valued is given in the prospectus. The New York Stock Exchange's (NYSE) most recent announcement (which is subject to change) states that it will be closed on weekends and on these holidays: New Year's Day, Martin Luther King Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. If any of these holidays occurs on a weekend day, the Exchange may also be closed on the business day occurring just before or just after the holiday. It may also be closed on other days.

Since the portfolios of some of the fund and series will consist of securities primarily listed on foreign exchanges or otherwise traded outside the United States, those securities may be traded (and the net asset value of those fund and series and of the variable account could therefore be significantly affected) on days when the investor has no access to those funds and series.



Advertising
Lincoln National Life Insurance Company (Lincoln Life (Reg. TM)) is ranked and rated by independent financial rating services, including Moody's, Standard & Poor's, Duff & Phelps and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of Lincoln Life (Reg.
TM). The ratings are not intended to reflect the investment experience or financial strength of the


B-5

VAA. We may advertise these ratings from time to time. In addition, we may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend Lincoln Life (Reg.
TM) or the policies. Furthermore, we may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.



Additional Services
Dollar Cost Averaging (DCA) - You may systematically transfer, on a monthly basis, amounts from certain subaccounts, or the fixed side (if available) of the contract into the subaccounts. You may elect to participate in the DCA program at the time of application or at anytime before the annuity commencement date by completing an election form available from us. The minimum amount to be dollar cost averaged is $2,000 over any period between six and 60 months. Once elected, the program will remain in effect until the earlier of:
 o the annuity commencement date;
 o the value of the amount being DCA'd is depleted; or
 o you cancel the program by written request or by telephone if we have your telephone authorization on file.

A transfer made as part of this program is not considered a transfer for purposes of limiting the number of transfers that may be made, or assessing any charges or interest adjustment which may apply to transfers. Upon receipt of an additional purchase payment allocated to the DCA fixed account, the existing program duration will be extended to reflect the end date of the new DCA program. However, the existing interest crediting rate will not be extended. The existing interest crediting rate will expire at its originally scheduled expiration date and the value remaining in the DCA account from the original amount as well as any additional purchase payments will be credited with interest at the standard DCA rate at the time. We reserve the right to discontinue this program at any time. DCA does not assure a profit or protect against loss.

Automatic Withdrawal Service (AWS) - AWS provides an automatic, periodic withdrawal of contract value to you. AWS may take place on either a monthly, quarterly, semi-annual or annual basis, as selected by the contractowner. You may elect to participate in AWS at the time of application or at any time before the annuity commencement date by sending a written request to us. The minimum contract value required to establish AWS is $10,000. You may cancel or make changes to your AWS program at any time by sending a written request to us. If telephone authorization has been elected, certain changes may be made by telephone. Notwithstanding the requirements of the program, any withdrawal must be permitted under Section 401(a)(9) of the IRC for qualified plans or permitted under Section 72 of the IRC for non-qualified contracts. To the extent that withdrawals under AWS do not qualify for an exemption from the contingent deferred sales charge, we will assess any applicable surrender charges on those withdrawals. See Contingent deferred sales charges.

Cross Reinvestment Program/Earnings Sweep Program - Under this option, account value in a designated variable subaccount of the contract that exceeds a certain baseline amount is automatically transferred to another specific variable subaccount(s) of the contract at specific intervals. You may elect to participate in the cross reinvestment program at the time of application or at any time before the annuity commencement date by sending a written request to us or by telephone if we have your telephone authorization on file. You designate the holding account, the receiving account(s), and the baseline amount. Cross reinvestment will continue until we receive authorization to terminate the program.

The minimum holding account value required to establish cross-reinvestment is $10,000. A transfer under this program is not considered a transfer for purposes of limiting the number of transfers that may be made. We reserve the right to discontinue this service at any time.


                                                                             B-6

Portfolio Rebalancing - Portfolio rebalancing is an option, which, if elected by the contractowner, restores to a pre-determined level the percentage of the contract value, allocated to each variable subaccount. This pre-determined level will be the allocation initially selected when the contract was purchased, unless subsequently changed. The portfolio rebalancing allocation may be changed at any time by submitting a written request to us. If portfolio rebalancing is elected, all purchase payments allocated to the variable subaccounts must be subject to portfolio rebalancing. Portfolio rebalancing may take place on either a monthly, quarterly, semi-annual or annual basis, as selected by the contractowner. Once the portfolio rebalancing option is activated, any variable subaccount transfers executed outside of the portfolio rebalancing program will terminate the portfolio rebalancing program. Any subsequent purchase payment or withdrawal that modifies the account balance within each variable subaccount may also cause termination of the portfolio rebalancing program. Any such termination will be confirmed to the contractowner. The contractowner may terminate the portfolio rebalancing program or re-enroll at any time by sending a written request to us. If telephone authorization has been elected, the contractowner may make these elections by phone. The portfolio rebalancing program is not available following the annuity commencement date.



Other Information
Due to differences in redemption rates, tax treatment or other considerations, the interests of contractowners under the variable life accounts could conflict with those of contractowners under the VAA. In those cases, where assets from variable life and variable annuity separate accounts are invested in the same fund(s) (i.e., where mixed funding occurs), the Boards of Directors of the fund involved will monitor for any material conflicts and determine what action, if any, should be taken. If it becomes necessary for any separate account to replace shares of any fund with another investment, that fund may have to liquidate securities on a disadvantageous basis. Refer to the prospectus for each fund for more information about mixed funding.



Financial Statements
Financial statements of the VAA and of Lincoln Life (Reg. TM) appear on the following pages.

Lincoln Life Variable Annuity Account N

Statement of assets and liabilities

December 31, 2005

                                                                                                         Mortality &
                                                                                                         Expense
                                                              Contract                     Contract      Guarantee
                                                              Purchases                    Redemptions   Charges
                                                              Due from                     Due to        Payable to
                                                              The Lincoln                  The Lincoln   The Lincoln
                                                              National Life                National Life National Life
                                                              Insurance                    Insurance     Insurance
Subaccount                                     Investments    Company       Total Assets   Company       Company
-----------------------------------------------------------------------------------------------------------------------
AIM V.I. Growth                                $   11,094,860   $    192    $   11,095,052    $    --      $    885
AIM V.I. Growth Class II                            5,096,443      8,704         5,105,147         --           445
AIM V.I. International Growth                      11,256,437         --        11,256,437         --           902
AIM V.I. International Growth Class II              6,450,115         --         6,450,115        102           555
AIM V.I. Premier Equity                            28,509,085         --        28,509,085     12,735         2,272
AIM V.I. Premier Equity Class II                    8,681,844         --         8,681,844      9,403           756
ABVPSF Global Technology Class B                   15,881,710      3,550        15,885,260         --         1,362
ABVPSF Growth and Income Class B                  206,163,873    176,720       206,340,593         --        17,963
ABVPSF Large Cap Growth Class B                    38,761,726     36,201        38,797,927         --         3,333
ABVPSF Small/Mid Cap Value Class B                 53,344,970    159,715        53,504,685         --         4,757
American Century VP Inflation Protection
 Class 2                                           99,945,525    106,108       100,051,633         --         8,822
American Funds Global Growth Class 2               59,279,606    204,700        59,484,306         --         5,284
American Funds Global Small Capitalization
 Class 2                                          146,034,063     65,525       146,099,588         --        12,664
American Funds Growth Class 2                   1,027,114,839    920,234     1,028,035,073         --        90,428
American Funds Growth-Income Class 2            1,157,893,598    888,667     1,158,782,265         --       102,676
American Funds International Class 2              412,746,870    304,518       413,051,388         --        36,096
Delaware VIPT Capital Reserves Service Class        4,126,013     16,494         4,142,507         --           364
Delaware VIPT Diversified Income Service Class    117,541,740    136,891       117,678,631         --        10,501
Delaware VIPT Emerging Markets Service Class       63,548,475    110,752        63,659,227         --         5,601
Delaware VIPT High Yield                           14,853,788    163,813        15,017,601         --         1,147
Delaware VIPT High Yield Service Class            151,276,382     80,379       151,356,761         --        13,447
Delaware VIPT International Value Equity            2,814,120         --         2,814,120         11           217
Delaware VIPT REIT                                 22,973,433        199        22,973,632         --         1,776
Delaware VIPT REIT Service Class                  161,809,327         --       161,809,327     36,382        14,365
Delaware VIPT Small Cap Value                      32,288,254         --        32,288,254          6         2,498
Delaware VIPT Small Cap Value Service Class       196,777,021     57,579       196,834,600         --        17,562
Delaware VIPT Trend                                30,725,388         --        30,725,388     15,141         2,379
Delaware VIPT Trend Service Class                 107,884,407         --       107,884,407     53,858         9,582
Delaware VIPT U.S. Growth Service Class            38,949,830     33,677        38,983,507         --         3,393
Delaware VIPT Value                                17,656,729         --        17,656,729     21,325         1,365
Delaware VIPT Value Service Class                  68,274,157     38,411        68,312,568         --         6,143
Fidelity VIP Contrafund Service Class 2           242,206,208    522,588       242,728,796         --        21,509
Fidelity VIP Equity-Income                         28,073,525         --        28,073,525     22,293         2,170
Fidelity VIP Equity-Income Service Class 2        108,477,370         --       108,477,370      4,136         9,581
Fidelity VIP Growth                                19,402,951         --        19,402,951        104         1,499
Fidelity VIP Growth Service Class 2                40,510,285     48,355        40,558,640         --         3,597
Fidelity VIP Mid Cap Service Class 2               29,149,535    118,773        29,268,308         --         2,612
Fidelity VIP Overseas                               7,812,074         --         7,812,074      2,121           603
Fidelity VIP Overseas Service Class 2              93,451,027    209,813        93,660,840         --         8,276
FTVIPT Franklin Small-Mid Cap Growth
 Securities Class 2                                59,131,861     80,371        59,212,232         --         5,155
FTVIPT Templeton Global Income Securities
 Class 2                                            9,220,668     76,969         9,297,637         --           856
FTVIPT Templeton Growth Securities Class 2         89,781,519     57,731        89,839,250         --         7,907
Janus Aspen Series Balanced Service Shares         39,734,306         --        39,734,306        583         3,430
Janus Aspen Series Mid Cap Growth Service
 Shares                                            15,321,027         --        15,321,027      1,624         1,336
Janus Aspen Series Worldwide Growth Service
 Shares                                             4,362,592         --         4,362,592        448           377
Lincoln VIPT Aggressive Growth                      1,832,480         --         1,832,480         --           162
Lincoln VIPT Aggressive Growth Service Class        5,538,391         --         5,538,391          3           482








Subaccount                                     Net Assets
-------------------------------------------------------------
AIM V.I. Growth                                $   11,094,167
AIM V.I. Growth Class II                            5,104,702
AIM V.I. International Growth                      11,255,535
AIM V.I. International Growth Class II              6,449,458
AIM V.I. Premier Equity                            28,494,078
AIM V.I. Premier Equity Class II                    8,671,685
ABVPSF Global Technology Class B                   15,883,898
ABVPSF Growth and Income Class B                  206,322,630
ABVPSF Large Cap Growth Class B                    38,794,594
ABVPSF Small/Mid Cap Value Class B                 53,499,928
American Century VP Inflation Protection
 Class 2                                          100,042,811
American Funds Global Growth Class 2               59,479,022
American Funds Global Small Capitalization
 Class 2                                          146,086,924
American Funds Growth Class 2                   1,027,944,645
American Funds Growth-Income Class 2            1,158,679,589
American Funds International Class 2              413,015,292
Delaware VIPT Capital Reserves Service Class        4,142,143
Delaware VIPT Diversified Income Service Class    117,668,130
Delaware VIPT Emerging Markets Service Class       63,653,626
Delaware VIPT High Yield                           15,016,454
Delaware VIPT High Yield Service Class            151,343,314
Delaware VIPT International Value Equity            2,813,892
Delaware VIPT REIT                                 22,971,856
Delaware VIPT REIT Service Class                  161,758,580
Delaware VIPT Small Cap Value                      32,285,750
Delaware VIPT Small Cap Value Service Class       196,817,038
Delaware VIPT Trend                                30,707,868
Delaware VIPT Trend Service Class                 107,820,967
Delaware VIPT U.S. Growth Service Class            38,980,114
Delaware VIPT Value                                17,634,039
Delaware VIPT Value Service Class                  68,306,425
Fidelity VIP Contrafund Service Class 2           242,707,287
Fidelity VIP Equity-Income                         28,049,062
Fidelity VIP Equity-Income Service Class 2        108,463,653
Fidelity VIP Growth                                19,401,348
Fidelity VIP Growth Service Class 2                40,555,043
Fidelity VIP Mid Cap Service Class 2               29,265,696
Fidelity VIP Overseas                               7,809,350
Fidelity VIP Overseas Service Class 2              93,652,564
FTVIPT Franklin Small-Mid Cap Growth
 Securities Class 2                                59,207,077
FTVIPT Templeton Global Income Securities
 Class 2                                            9,296,781
FTVIPT Templeton Growth Securities Class 2         89,831,343
Janus Aspen Series Balanced Service Shares         39,730,293
Janus Aspen Series Mid Cap Growth Service
 Shares                                            15,318,067
Janus Aspen Series Worldwide Growth Service
 Shares                                             4,361,767
Lincoln VIPT Aggressive Growth                      1,832,318
Lincoln VIPT Aggressive Growth Service Class        5,537,906

See accompanying notes.

Lincoln Life Variable Annuity Account N

December 31, 2005

                                                                                                      Mortality &
                                                                                                      Expense
                                                             Contract                   Contract      Guarantee
                                                             Purchases                  Redemptions   Charges
                                                             Due from                   Due to        Payable to
                                                             The Lincoln                The Lincoln   The Lincoln
                                                             National Life              National Life National Life
                                                             Insurance                  Insurance     Insurance
Subaccount                                      Investments  Company       Total Assets Company       Company       Net Assets
--------------------------------------------------------------------------------------------------------------------------------
Lincoln VIPT Aggressive Profile Service Class   $ 17,832,311   $ 42,891    $ 17,875,202   $     --       $ 1,627    $ 17,873,575
Lincoln VIPT Bond                                353,809,258         --     353,809,258    287,283        30,672     353,491,303
Lincoln VIPT Bond Service Class                  321,807,999    650,070     322,458,069         --        28,630     322,429,439
Lincoln VIPT Capital Appreciation                  3,928,820         --       3,928,820          4           353       3,928,463
Lincoln VIPT Capital Appreciation Service Class   11,917,424      1,536      11,918,960         --         1,052      11,917,908
Lincoln VIPT Conservative Profile Service Class   30,715,081         --      30,715,081    188,835         2,947      30,523,299
Lincoln VIPT Core                                    131,734         --         131,734         --            10         131,724
Lincoln VIPT Core Service Class                      795,141        320         795,461         --            79         795,382
Lincoln VIPT Equity-Income Service Class           4,697,646     84,586       4,782,232         --           426       4,781,806
Lincoln VIPT Global Asset Allocation              26,678,903     82,224      26,761,127         --         2,611      26,758,516
Lincoln VIPT Global Asset Allocation
 Service Class                                     9,580,966     10,236       9,591,202         --           851       9,590,351
Lincoln VIPT Growth                                   50,960         --          50,960         --             4          50,956
Lincoln VIPT Growth Service Class                  2,449,473         --       2,449,473        721           221       2,448,531
Lincoln VIPT Growth and Income Service Class       3,043,244         61       3,043,305         --           293       3,043,012
Lincoln VIPT Growth Opportunities
 Service Class                                       930,017      1,469         931,486         --            81         931,405
Lincoln VIPT International                        51,479,528         --      51,479,528    152,366         4,695      51,322,467
Lincoln VIPT International Service Class         110,508,925     76,008     110,584,933         --         9,741     110,575,192
Lincoln VIPT Moderate Profile Service Class       98,720,866    364,155      99,085,021         --         9,317      99,075,704
Lincoln VIPT Moderately Aggressive Profile
 Service Class                                    61,807,291    377,448      62,184,739         --         5,882      62,178,857
Lincoln VIPT Money Market                        106,855,853     12,670     106,868,523         --         9,254     106,859,269
Lincoln VIPT Money Market Service Class           78,855,378    399,405      79,254,783         --         6,975      79,247,808
Lincoln VIPT Social Awareness                     29,130,075      6,122      29,136,197         --         2,546      29,133,651
Lincoln VIPT Social Awareness Service Class       71,795,550     94,911      71,890,461         --         6,317      71,884,144
MFS VIT Capital Opportunities Service Class        6,234,963         --       6,234,963        492           562       6,233,909
MFS VIT Emerging Growth                            9,153,388         --       9,153,388      9,094           707       9,143,587
MFS VIT Emerging Growth Service Class             10,364,648         --      10,364,648      9,071           909      10,354,668
MFS VIT Total Return                              46,131,799        345      46,132,144         --         3,605      46,128,539
MFS VIT Total Return Service Class               241,080,905    205,216     241,286,121         --        21,596     241,264,525
MFS VIT Utilities                                 33,335,297         --      33,335,297     87,825         2,569      33,244,903
MFS VIT Utilities Service Class                   77,758,244     12,406      77,770,650         --         6,937      77,763,713
NB AMT Mid-Cap Growth                             71,577,529         --      71,577,529    164,846         6,398      71,406,285
NB AMT Regency                                   114,858,864         --     114,858,864     59,638        10,169     114,789,057
Putnam VT Growth & Income Class IB                 7,331,233         --       7,331,233      1,053           643       7,329,537
Putnam VT Health Sciences Class IB                10,492,807         --      10,492,807    117,564           894      10,374,349
Scudder VIT Equity 500 Index                      68,280,640         --      68,280,640     16,612         5,642      68,258,386
Scudder VIT Equity 500 Index Service Class        29,706,406         --      29,706,406    101,283         2,594      29,602,529
Scudder VIT Small Cap Index                       16,292,179         --      16,292,179      1,963         1,384      16,288,832
Scudder VIT Small Cap Index Service Class         19,318,753         --      19,318,753     69,623         1,705      19,247,425

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

Lincoln Life Variable Annuity Account N

Statement of operations

Year Ended December 31, 2005

                                                        Dividends
                                                        from        Mortality and     Net
                                                        Investment  Expense           Investment
Subaccount                                              Income      Guarantee Charges Income (Loss)
---------------------------------------------------------------------------------------------------
AIM V.I. Growth                                         $        --   $   (171,624)    $  (171,624)
AIM V.I. Growth Class II                                         --        (77,289)        (77,289)
AIM V.I. International Growth                                69,047       (163,418)        (94,371)
AIM V.I. International Growth Class II                       35,024        (94,315)        (59,291)
AIM V.I. Premier Equity                                     237,703       (445,442)       (207,739)
AIM V.I. Premier Equity Class II                             53,750       (140,252)        (86,502)
ABVPSF Global Technology Class B                                 --       (234,387)       (234,387)
ABVPSF Growth and Income Class B                          2,447,286     (3,011,230)       (563,944)
ABVPSF Large Cap Growth Class B                                  --       (546,229)       (546,229)
ABVPSF Small/Mid Cap Value Class B                          241,353       (693,167)       (451,814)
American Century VP Inflation Protection Class 2          3,272,643     (1,133,159)      2,139,484
American Funds Global Growth Class 2                        228,096       (578,675)       (350,579)
American Funds Global Small Capitalization Class 2        1,091,347     (1,775,388)       (684,041)
American Funds Growth Class 2                             6,262,953    (13,022,367)     (6,759,414)
American Funds Growth-Income Class 2                     14,490,980    (15,841,943)     (1,350,963)
American Funds International Class 2                      5,360,707     (4,924,910)        435,797
Delaware VIPT Capital Reserves Service Class                 46,194        (18,737)         27,457
Delaware VIPT Diversified Income Service Class              484,852     (1,346,320)       (861,468)
Delaware VIPT Emerging Markets Service Class                 23,019       (504,478)       (481,459)
Delaware VIPT High Yield                                  1,388,227       (258,328)      1,129,899
Delaware VIPT High Yield Service Class                    8,156,617     (2,197,479)      5,959,138
Delaware VIPT International Value Equity                     37,705        (37,621)             84
Delaware VIPT REIT                                          511,131       (352,142)        158,989
Delaware VIPT REIT Service Class                          2,210,612     (2,290,776)        (80,164)
Delaware VIPT Small Cap Value                               125,377       (460,962)       (335,585)
Delaware VIPT Small Cap Value Service Class                 216,081     (2,501,454)     (2,285,373)
Delaware VIPT Trend                                              --       (456,246)       (456,246)
Delaware VIPT Trend Service Class                                --     (1,624,260)     (1,624,260)
Delaware VIPT U.S. Growth Service Class                     136,680       (580,479)       (443,799)
Delaware VIPT Value                                         293,651       (245,342)         48,309
Delaware VIPT Value Service Class                           505,151       (753,626)       (248,475)
Fidelity VIP Contrafund Service Class 2                     142,068     (2,505,806)     (2,363,738)
Fidelity VIP Equity-Income                                  515,720       (423,659)         92,061
Fidelity VIP Equity-Income Service Class 2                1,248,654     (1,609,036)       (360,382)
Fidelity VIP Growth                                         113,788       (293,580)       (179,792)
Fidelity VIP Growth Service Class 2                          68,752       (533,930)       (465,178)
Fidelity VIP Mid Cap Service Class 2                             --        (96,286)        (96,286)
Fidelity VIP Overseas                                        49,502       (103,295)        (53,793)
Fidelity VIP Overseas Service Class 2                       283,939     (1,165,103)       (881,164)
FTVIPT Franklin Small-Mid Cap Growth Securities Class 2          --       (834,942)       (834,942)
FTVIPT Templeton Global Income Securities Class 2             3,918        (36,326)        (32,408)
FTVIPT Templeton Growth Securities Class 2                  751,954     (1,090,365)       (338,411)
Janus Aspen Series Balanced Service Shares                  827,121       (617,637)        209,484
Janus Aspen Series Mid Cap Growth Service Shares                 --       (205,449)       (205,449)
Janus Aspen Series Worldwide Growth Service Shares           53,792        (71,408)        (17,616)
Lincoln VIPT Aggressive Growth                                   --        (23,962)        (23,962)
Lincoln VIPT Aggressive Growth Service Class                     --        (49,982)        (49,982)
Lincoln VIPT Aggressive Profile Service Class                    --        (78,313)        (78,313)
Lincoln VIPT Bond                                        14,798,211     (5,578,086)      9,220,125
Lincoln VIPT Bond Service Class                          11,831,801     (4,196,983)      7,634,818
Lincoln VIPT Capital Appreciation                             9,848        (57,871)        (48,023)
Lincoln VIPT Capital Appreciation Service Class               5,061       (136,760)       (131,699)
Lincoln VIPT Conservative Profile Service Class                  --       (128,208)       (128,208)
Lincoln VIPT Core                                               326           (495)           (169)
Lincoln VIPT Core Service Class                               1,356         (3,612)         (2,256)
Lincoln VIPT Equity-Income Service Class                     34,221        (21,621)         12,600
Lincoln VIPT Global Asset Allocation                        273,766       (304,841)        (31,075)

See accompanying notes.

                                               Net Change in   Net Increase
                 Dividends from Total Net      Unrealized      (Decrease) in
  Net Realized   Net Realized   Realized       Appreciation or Net Assets
  Gain (Loss) on Gain on        Gain (Loss) on Depreciation on Resulting from
  Investments    Investments    Investments    Investments     Operations
  ---------------------------------------------------------------------------
   $(2,151,687)    $       --    $(2,151,687)   $  2,929,035    $    605,724
       154,167             --        154,167         164,579         241,457
       786,541             --        786,541         992,614       1,684,784
       310,184             --        310,184         632,360         883,253
    (2,753,690)            --     (2,753,690)      4,048,961       1,087,532
       157,716             --        157,716         236,066         307,280
    (1,198,433)            --     (1,198,433)      1,669,053         236,233
     2,076,076             --      2,076,076       4,456,729       5,968,861
      (112,296)            --       (112,296)      5,174,535       4,516,010
       753,579      1,878,575      2,632,154         276,996       2,457,336
       (31,674)        26,049         (5,625)     (2,084,658)         49,201
       240,792             --        240,792       5,721,773       5,611,986
     3,360,813             --      3,360,813      22,750,904      25,427,676
     3,315,013             --      3,315,013     124,007,422     120,563,021
     4,662,726      4,001,187      8,663,913      38,944,464      46,257,414
     3,088,318             --      3,088,318      59,819,207      63,343,322
       (10,754)            --        (10,754)        (14,845)          1,858
        89,791        306,222        396,013      (1,292,687)     (1,758,142)
       612,478        218,071        830,549       7,703,167       8,052,257
       745,280             --        745,280      (1,364,670)        510,509
     1,197,891             --      1,197,891      (4,750,695)      2,406,334
        99,526         27,598        127,124         185,418         312,626
     2,480,970      1,549,010      4,029,980      (3,057,285)      1,131,684
     3,065,266      7,560,430     10,625,696      (2,712,210)      7,833,322
     2,054,685      2,382,163      4,436,848      (1,614,673)      2,486,590
     2,048,748      9,750,674     11,799,422       2,524,383      12,038,432
      (230,805)            --       (230,805)      1,508,509         821,458
     2,014,255             --      2,014,255       3,893,139       4,283,134
       590,564             --        590,564       4,425,710       4,572,475
       444,400             --        444,400         300,332         793,041
       319,319             --        319,319       2,042,521       2,113,365
       336,435         20,295        356,730      26,704,495      24,697,487
       420,875      1,133,310      1,554,185        (474,765)      1,171,481
       857,395      3,086,951      3,944,346       1,006,679       4,590,643
    (2,394,919)            --     (2,394,919)      3,314,309         739,598
       187,933             --        187,933       2,168,855       1,891,610
        15,446             --         15,446       1,422,597       1,341,757
       154,355         38,740        193,095       1,050,807       1,190,109
       949,365        283,939      1,233,304      13,430,324      13,782,464
       602,302             --        602,302       2,290,760       2,058,120
        (1,094)            --         (1,094)         55,990          22,488
       603,219             --        603,219       5,280,877       5,545,685
       736,318             --        736,318       1,413,577       2,359,379
       296,550             --        296,550       1,443,713       1,534,814
       124,270             --        124,270          49,087         155,741
        41,637             --         41,637         137,914         155,589
        39,116             --         39,116         385,093         374,227
        23,779             --         23,779         619,463         564,929
       116,567      3,554,425      3,670,992      (9,259,132)      3,631,985
      (113,647)     2,490,053      2,376,406      (8,234,365)      1,776,859
       150,265             --        150,265          13,447         115,689
        34,751             --         34,751         535,481         438,533
         8,521             --          8,521         396,580         276,893
            96             --             96             609             536
         2,264             --          2,264          10,469          10,477
         7,290             --          7,290          78,459          98,349
       155,509        434,003        589,512         639,227       1,197,664

Lincoln Life Variable Annuity Account N

Year Ended December 31, 2005

                                                         Dividends
                                                         from       Mortality and     Net
                                                         Investment Expense           Investment
Subaccount                                               Income     Guarantee Charges Income (Loss)
---------------------------------------------------------------------------------------------------
Lincoln VIPT Global Asset Allocation Service Class       $   74,822    $   (96,229)    $   (21,407)
Lincoln VIPT Growth                                              --           (352)           (352)
Lincoln VIPT Growth Service Class                                --        (10,302)        (10,302)
Lincoln VIPT Growth and Income Service Class                 25,228        (13,849)         11,379
Lincoln VIPT Growth Opportunities Service Class                  --         (3,374)         (3,374)
Lincoln VIPT International                                  973,754       (675,822)        297,932
Lincoln VIPT International Service Class                  1,831,622     (1,369,062)        462,560
Lincoln VIPT Moderate Profile Service Class                      --       (439,325)       (439,325)
Lincoln VIPT Moderately Aggressive Profile Service Class         --       (278,023)       (278,023)
Lincoln VIPT Money Market                                 2,895,855     (1,651,509)      1,244,346
Lincoln VIPT Money Market Service Class                   1,659,520     (1,031,153)        628,367
Lincoln VIPT Social Awareness                               235,966       (425,205)       (189,239)
Lincoln VIPT Social Awareness Service Class                 427,005       (936,118)       (509,113)
MFS VIT Capital Opportunities Service Class                  32,041        (96,690)        (64,649)
MFS VIT Emerging Growth                                          --       (130,795)       (130,795)
MFS VIT Emerging Growth Service Class                            --       (151,245)       (151,245)
MFS VIT Total Return                                        991,689       (687,615)        304,074
MFS VIT Total Return Service Class                        3,518,877     (3,306,739)        212,138
MFS VIT Utilities                                           195,588       (448,713)       (253,125)
MFS VIT Utilities Service Class                             279,438       (972,968)       (693,530)
NB AMT Mid-Cap Growth                                            --       (899,869)       (899,869)
NB AMT Regency                                               86,581     (1,474,699)     (1,388,118)
Putnam VT Growth & Income Class IB                          115,553       (117,231)         (1,678)
Putnam VT Health Sciences Class IB                            4,387       (152,770)       (148,383)
Scudder VIT EAFE Equity Index                                65,629        (25,690)         39,939
Scudder VIT EAFE Equity Index Service Class                 144,641        (49,648)         94,993
Scudder VIT Equity 500 Index                              1,148,670     (1,081,266)         67,404
Scudder VIT Equity 500 Index Service Class                  276,151       (363,407)        (87,256)
Scudder VIT Small Cap Index                                  96,193       (243,728)       (147,535)
Scudder VIT Small Cap Index Service Class                    53,312       (234,405)       (181,093)

                                               Net Change in   Net Increase
                 Dividends from Total          Unrealized      (Decrease) in
  Net Realized   Net Realized   Net Realized   Appreciation or Net Assets
  Gain (Loss) on Gain on        Gain (Loss) on Depreciation on Resulting from
  Investments    Investments    Investments    Investments     Operations
  ---------------------------------------------------------------------------
   $    63,790     $  137,897    $   201,687     $   220,949    $   401,229
           192             --            192           3,513          3,353
          (375)            --           (375)        119,845        109,168
          (386)            --           (386)         26,870         37,863
           947             --            947          13,192         10,765
       765,369             --        765,369       3,646,521      4,709,822
       606,297             --        606,297       8,606,999      9,675,856
        46,606             --         46,606       2,314,585      1,921,866
        58,985             --         58,985       1,863,011      1,643,973
            --             --             --              --      1,244,346
            --             --             --              --        628,367
       642,621             --        642,621       2,308,877      2,762,259
       447,426             --        447,426       6,390,753      6,329,066
        77,862             --         77,862           9,565         22,778
    (1,422,875)            --     (1,422,875)      2,167,212        613,542
       206,291             --        206,291         649,751        704,797
       849,557      1,944,204      2,793,761      (2,454,940)       642,895
       852,997      7,567,212      8,420,209      (6,293,603)     2,338,744
       479,396             --        479,396       4,331,477      4,557,748
     2,080,795             --      2,080,795       6,998,001      8,385,266
       720,007             --        720,007       7,300,031      7,120,169
       972,435      6,382,323      7,354,758       4,090,922     10,057,562
       204,018             --        204,018          40,561        242,901
       547,976             --        547,976         666,995      1,066,588
       407,679             --        407,679        (485,542)       (37,924)
       380,000             --        380,000        (583,648)      (108,655)
     1,252,139             --      1,252,139         618,087      1,937,630
       119,685             --        119,685         833,657        866,086
       880,851        412,560      1,293,411        (643,814)       502,062
        91,137        354,800        445,937         375,436        640,280

Lincoln Life Variable Annuity Account N

Statements of changes in net assets

Years Ended December 31, 2004 and 2005



                                                                         AIM V.I.     AIM V.I.        AIM V.I. International
                                                                         Growth       Growth Class II Growth
                                                                         Subaccount   Subaccount      Subaccount
-----------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2004                                            $15,880,142    $4,766,041         $11,187,573
Changes From Operations:
.. Net investment income (loss)                                              (211,654)      (87,042)            (89,899)
.. Net realized gain (loss) on investments                                 (3,093,953)      304,314           1,356,714
.. Net change in unrealized appreciation or depreciation on investments     4,144,303       117,644           1,041,970
                                                                         -----------    ----------         -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS                                                                  838,696       334,916           2,308,785
Changes From Unit Transactions:
  Accumulation Units:
..   Contract purchases                                                       273,458     1,361,572             102,895
..   Contract withdrawals and transfers to annuity reserves                (1,892,699)     (377,186)         (1,451,621)
..   Contract transfers                                                    (1,253,110)     (739,560)           (713,254)
                                                                         -----------    ----------         -----------
                                                                          (2,872,351)      244,826          (2,061,980)
  Annuity Reserves:
..   Transfer from accumulation units and between subaccounts                      --            --                  --
..   Annuity Payments                                                          (1,751)           --                  --
..   Receipt (reimbursement) of mortality guarantee adjustments                   129            --                  --
                                                                         -----------    ----------         -----------
                                                                              (1,622)           --                  --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                             (2,873,973)      244,826          (2,061,980)
                                                                         -----------    ----------         -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                   (2,035,277)      579,742             246,805
                                                                         -----------    ----------         -----------
NET ASSETS AT DECEMBER 31, 2004                                           13,844,865     5,345,783          11,434,378
Changes From Operations:
.. Net investment income (loss)                                              (171,624)      (77,289)            (94,371)
.. Net realized gain (loss) on investments                                 (2,151,687)      154,167             786,541
.. Net change in unrealized appreciation or depreciation on investments     2,929,035       164,579             992,614
                                                                         -----------    ----------         -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS                                                                  605,724       241,457           1,684,784
Changes From Unit Transactions:
  Accumulation Units:
..   Contract purchases                                                       118,422        72,823              95,785
..   Contract withdrawals and transfers to annuity reserves                (1,219,393)     (389,667)         (2,150,641)
..   Contract transfers                                                    (2,253,869)     (165,694)            184,598
                                                                         -----------    ----------         -----------
                                                                          (3,354,840)     (482,538)         (1,870,258)
  Annuity Reserves:
..   Transfer from accumulation units and between subaccounts                      --            --                  --
..   Annuity Payments                                                          (1,753)           --               6,638
..   Receipt (reimbursement) of mortality guarantee adjustments                   171            --                  (7)
                                                                         -----------    ----------         -----------
                                                                              (1,582)           --               6,631
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                             (3,356,422)     (482,538)         (1,863,627)
                                                                         -----------    ----------         -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                   (2,750,698)     (241,081)           (178,843)
                                                                         -----------    ----------         -----------
NET ASSETS AT DECEMBER 31, 2005                                          $11,094,167    $5,104,702         $11,255,535
                                                                         ===========    ==========         ===========

                                                                         AIM V.I.
                                                                         International
                                                                         Growth
                                                                         Class II
                                                                         Subaccount
--------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2004                                             $3,506,721
Changes From Operations:
.. Net investment income (loss)                                               (46,595)
.. Net realized gain (loss) on investments                                    398,477
.. Net change in unrealized appreciation or depreciation on investments       644,309
                                                                          ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS                                                                  996,191
Changes From Unit Transactions:
  Accumulation Units:
..   Contract purchases                                                       841,390
..   Contract withdrawals and transfers to annuity reserves                  (297,244)
..   Contract transfers                                                       813,456
                                                                          ----------
                                                                           1,357,602
  Annuity Reserves:
..   Transfer from accumulation units and between subaccounts                      --
..   Annuity Payments                                                              --
..   Receipt (reimbursement) of mortality guarantee adjustments                    --
                                                                          ----------
                                                                                  --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                              1,357,602
                                                                          ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                    2,353,793
                                                                          ----------
NET ASSETS AT DECEMBER 31, 2004                                            5,860,514
Changes From Operations:
.. Net investment income (loss)                                               (59,291)
.. Net realized gain (loss) on investments                                    310,184
.. Net change in unrealized appreciation or depreciation on investments       632,360
                                                                          ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS                                                                  883,253
Changes From Unit Transactions:
  Accumulation Units:
..   Contract purchases                                                       170,814
..   Contract withdrawals and transfers to annuity reserves                  (322,056)
..   Contract transfers                                                      (143,067)
                                                                          ----------
                                                                            (294,309)
  Annuity Reserves:
..   Transfer from accumulation units and between subaccounts                   8,985
..   Annuity Payments                                                          (8,985)
..   Receipt (reimbursement) of mortality guarantee adjustments                    --
                                                                          ----------
                                                                                  --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                               (294,309)
                                                                          ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      588,944
                                                                          ----------
NET ASSETS AT DECEMBER 31, 2005                                           $6,449,458
                                                                          ==========

See accompanying notes.

                                                                                              American
                 AIM V.I. Premier ABVPSF            ABVPSF         ABVPSF Large ABVPSF        Century VP         American Funds
AIM V.I. Premier Equity           Global Technology Growth and     Cap Growth   Small/Mid Cap Inflation          Global
Equity           Class II         Class B           Income Class B Class B      Value Class B Protection Class 2 Growth Class 2
Subaccount       Subaccount       Subaccount        Subaccount     Subaccount   Subaccount    Subaccount         Subaccount
--------------------------------------------------------------------------------------------------------------------------------
  $42,037,082       $8,456,104       $16,241,721     $111,968,167  $28,289,885   $14,514,469     $         --     $        --
     (379,800)        (114,388)         (237,053)      (1,148,356)    (470,466)     (331,351)         153,822         (57,843)
   (3,758,539)         102,911        (2,204,229)         634,115     (782,659)    1,132,534           26,987           5,906
    5,486,459          357,018         2,945,293       14,512,143    3,359,132     3,522,149          399,931       1,264,997
  -----------       ----------       -----------     ------------  -----------   -----------     ------------     -----------

    1,348,120          345,541           504,011       13,997,902    2,106,007     4,323,332          580,740       1,213,060
      569,300          964,839         2,539,349       47,852,037    5,137,237    12,292,297       16,244,650      12,601,826
   (4,595,606)        (923,548)       (1,472,154)      (9,017,200)  (2,472,215)   (1,257,507)        (427,386)       (139,266)
   (4,371,947)         493,971        (1,220,028)       7,682,417    1,069,717     5,494,400       15,644,438       3,811,967
  -----------       ----------       -----------     ------------  -----------   -----------     ------------     -----------
   (8,398,253)         535,262          (152,833)      46,517,254    3,734,739    16,529,190       31,461,702      16,274,527
        1,290               --             7,508            9,420           --            --               --              --
       (4,656)              32            (4,295)         (15,610)          --            --               --           8,586
            1              (32)              (22)             (39)          --            --               --             (18)
  -----------       ----------       -----------     ------------  -----------   -----------     ------------     -----------
       (3,365)              --             3,191           (6,229)          --            --               --           8,568
   (8,401,618)         535,262          (149,642)      46,511,025    3,734,739    16,529,190       31,461,702      16,283,095
  -----------       ----------       -----------     ------------  -----------   -----------     ------------     -----------
   (7,053,498)         880,803           354,369       60,508,927    5,840,746    20,852,522       32,042,442      17,496,155
  -----------       ----------       -----------     ------------  -----------   -----------     ------------     -----------
   34,983,584        9,336,907        16,596,090      172,477,094   34,130,631    35,366,991       32,042,442      17,496,155
     (207,739)         (86,502)         (234,387)        (563,944)    (546,229)     (451,814)       2,139,484        (350,579)
   (2,753,690)         157,716        (1,198,433)       2,076,076     (112,296)    2,632,154           (5,625)        240,792
    4,048,961          236,066         1,669,053        4,456,729    5,174,535       276,996       (2,084,658)      5,721,773
  -----------       ----------       -----------     ------------  -----------   -----------     ------------     -----------

    1,087,532          307,280           236,233        5,968,861    4,516,010     2,457,336           49,201       5,611,986
      220,008          127,163         2,027,944       39,700,183    2,701,281    16,386,673       44,573,535      27,739,707
   (3,498,254)        (738,221)       (1,805,053)     (15,559,848)  (2,414,384)   (3,759,256)      (2,913,692)     (1,577,770)
   (4,295,707)        (361,444)       (1,165,803)       3,665,182     (156,681)    3,030,468       26,172,831      10,126,993
  -----------       ----------       -----------     ------------  -----------   -----------     ------------     -----------
   (7,573,953)        (972,502)         (942,912)      27,805,517      130,216    15,657,885       67,832,674      36,288,930
       (1,384)              94                --          101,834       22,834        22,834          151,332          85,508
       (1,704)             (88)           (5,520)         (29,967)      (5,070)       (5,093)         (32,686)         (3,414)
            3               (6)                7             (709)         (27)          (25)            (152)           (143)
  -----------       ----------       -----------     ------------  -----------   -----------     ------------     -----------
       (3,085)              --            (5,513)          71,158       17,737        17,716          118,494          81,951
   (7,577,038)        (972,502)         (948,425)      27,876,675      147,953    15,675,601       67,951,168      36,370,881
  -----------       ----------       -----------     ------------  -----------   -----------     ------------     -----------
   (6,489,506)        (665,222)         (712,192)      33,845,536    4,663,963    18,132,937       68,000,369      41,982,867
  -----------       ----------       -----------     ------------  -----------   -----------     ------------     -----------
  $28,494,078       $8,671,685       $15,883,898     $206,322,630  $38,794,594   $53,499,928     $100,042,811     $59,479,022
  ===========       ==========       ===========     ============  ===========   ===========     ============     ===========

American Funds
Global Small
Capitalization
Class 2
Subaccount
--------------
 $ 35,447,235
     (939,721)
    1,067,534
   11,870,841
 ------------

   11,998,654
   27,599,735
   (3,345,350)
   15,250,397
 ------------
   39,504,782
        9,010
      (11,682)
          363
 ------------
       (2,309)
   39,502,473
 ------------
   51,501,127
 ------------
   86,948,362
     (684,041)
    3,360,813
   22,750,904
 ------------

   25,427,676
   29,196,248
   (9,831,161)
   14,360,475
 ------------
   33,725,562
           --
      (15,312)
          636
 ------------
      (14,676)
   33,710,886
 ------------
   59,138,562
 ------------
 $146,086,924
 ============

Lincoln Life Variable Annuity Account N

Years Ended December 31, 2004 and 2005

                                                                                         American Funds  American Funds
                                                                         American Funds  Growth-Income   International
                                                                         Growth Class 2  Class 2         Class 2
                                                                         Subaccount      Subaccount      Subaccount
------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2004                                            $  348,311,333  $  436,956,266   $117,109,450
Changes From Operations:
.. Net investment income (loss)                                               (6,700,297)     (3,144,435)       146,309
.. Net realized gain (loss) on investments                                       523,769       1,069,903      2,575,088
.. Net change in unrealized appreciation or depreciation on investments       66,922,291      64,095,709     30,719,563
                                                                         --------------  --------------   ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS                                                                  60,745,763      62,021,177     33,440,960
Changes From Unit Transactions:
  Accumulation Units:
..   Contract purchases                                                      220,537,269     286,856,603     77,030,077
..   Contract withdrawals and transfers to annuity reserves                  (30,010,001)    (37,523,594)   (10,692,473)
..   Contract transfers                                                       85,372,569     124,133,546     37,149,512
                                                                         --------------  --------------   ------------
                                                                            275,899,837     373,466,555    103,487,116
  Annuity Reserves:
..   Transfer from accumulation units and between subaccounts                    369,769       1,547,936         55,487
..   Annuity Payments                                                           (146,151)       (251,271)       (81,930)
..   Receipt (reimbursement) of mortality guarantee adjustments                   (7,431)         (6,099)         3,117
                                                                         --------------  --------------   ------------
                                                                                216,187       1,290,566        (23,326)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 UNIT TRANSACTIONS                                                          276,116,024     374,757,121    103,463,790
                                                                         --------------  --------------   ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                     336,861,787     436,778,298    136,904,750
                                                                         --------------  --------------   ------------
NET ASSETS AT DECEMBER 31, 2004                                             685,173,120     873,734,564    254,014,200
Changes From Operations:
.. Net investment income (loss)                                               (6,759,414)     (1,350,963)       435,797
.. Net realized gain (loss) on investments                                     3,315,013       8,663,913      3,088,318
.. Net change in unrealized appreciation or depreciation on investments      124,007,422      38,944,464     59,819,207
                                                                         --------------  --------------   ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS                                                                 120,563,021      46,257,414     63,343,322
Changes From Unit Transactions:
  Accumulation Units:
..   Contract purchases                                                      225,159,955     252,232,460     80,460,664
..   Contract withdrawals and transfers to annuity reserves                  (50,108,581)    (65,450,917)   (20,264,326)
..   Contract transfers                                                       47,212,002      51,677,179     35,482,154
                                                                         --------------  --------------   ------------
                                                                            222,263,376     238,458,722     95,678,492
  Annuity Reserves:
..   Transfer from accumulation units and between subaccounts                    130,396         556,055         79,136
..   Annuity Payments                                                           (182,480)       (326,674)      (103,969)
..   Receipt (reimbursement) of mortality guarantee adjustments                   (2,788)           (492)         4,111
                                                                         --------------  --------------   ------------
                                                                                (54,872)        228,889        (20,722)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 UNIT TRANSACTIONS                                                          222,208,504     238,687,611     95,657,770
                                                                         --------------  --------------   ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                     342,771,525     284,945,025    159,001,092
                                                                         --------------  --------------   ------------
NET ASSETS AT DECEMBER 31, 2005                                          $1,027,944,645  $1,158,679,589   $413,015,292
                                                                         ==============  ==============   ============

                                                                         Delaware VIPT
                                                                         Capital Reserves
                                                                         Service Class
                                                                         Subaccount
-----------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2004                                               $       --
Changes From Operations:
.. Net investment income (loss)                                                      --
.. Net realized gain (loss) on investments                                           --
.. Net change in unrealized appreciation or depreciation on investments              --
                                                                            ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS                                                                         --
Changes From Unit Transactions:
  Accumulation Units:
..   Contract purchases                                                              --
..   Contract withdrawals and transfers to annuity reserves                          --
..   Contract transfers                                                              --
                                                                            ----------
                                                                                    --
  Annuity Reserves:
..   Transfer from accumulation units and between subaccounts                        --
..   Annuity Payments                                                                --
..   Receipt (reimbursement) of mortality guarantee adjustments                      --
                                                                            ----------
                                                                                    --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 UNIT TRANSACTIONS                                                                  --
                                                                            ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                             --
                                                                            ----------
NET ASSETS AT DECEMBER 31, 2004                                                     --
Changes From Operations:
.. Net investment income (loss)                                                  27,457
.. Net realized gain (loss) on investments                                      (10,754)
.. Net change in unrealized appreciation or depreciation on investments         (14,845)
                                                                            ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS                                                                      1,858
Changes From Unit Transactions:
  Accumulation Units:
..   Contract purchases                                                       4,366,429
..   Contract withdrawals and transfers to annuity reserves                     (19,108)
..   Contract transfers                                                        (207,036)
                                                                            ----------
                                                                             4,140,285
  Annuity Reserves:
..   Transfer from accumulation units and between subaccounts                        --
..   Annuity Payments                                                                --
..   Receipt (reimbursement) of mortality guarantee adjustments                      --
                                                                            ----------
                                                                                    --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 UNIT TRANSACTIONS                                                           4,140,285
                                                                            ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      4,142,143
                                                                            ----------
NET ASSETS AT DECEMBER 31, 2005                                             $4,142,143
                                                                            ==========

                   Delaware VIPT
Delaware VIPT      Emerging                      Delaware VIPT Delaware VIPT                                  Delaware VIPT
Diversified Income Markets Service Delaware VIPT High Yield    International Delaware VIPT Delaware VIPT      Small Cap
Service Class      Class           High Yield    Service Class Value Equity  REIT          REIT Service Class Value
Subaccount         Subaccount      Subaccount    Subaccount    Subaccount    Subaccount    Subaccount         Subaccount
----------------------------------------------------------------------------------------------------------------------------
   $         --      $        --    $23,797,308  $ 60,480,694   $2,166,408    $23,460,839     $ 51,191,530     $31,463,013
       (166,829)         (30,170)     1,111,661     2,855,669       26,843        176,452          (65,563)       (377,402)
         28,878          113,686        910,176     1,271,205       44,259      1,417,799        2,407,200       2,011,318
      1,662,379        1,187,877        464,522     7,015,013      309,021      4,904,025       21,302,924       4,123,523
   ------------      -----------    -----------  ------------   ----------    -----------     ------------     -----------

      1,524,428        1,271,393      2,486,359    11,141,887      380,123      6,498,276       23,644,561       5,757,439
     22,031,142        3,669,993        131,199    41,764,498       18,503        351,309       36,579,794         303,918
       (561,724)         (83,869)    (2,330,229)   (5,770,398)    (260,172)    (2,807,907)      (5,004,796)     (3,111,124)
     20,012,475        5,489,948     (4,895,122)   14,036,084      (97,549)     1,664,277       19,604,357          (8,302)
   ------------      -----------    -----------  ------------   ----------    -----------     ------------     -----------
     41,481,893        9,076,072     (7,094,152)   50,030,184     (339,218)      (792,321)      51,179,355      (2,815,508)
             --               --          8,255        39,205           --         72,150               --          17,695
             --               --         (9,960)       (6,691)          --        (89,108)          44,926         (20,837)
             --               --            197           (62)          --            599           (8,260)             44
   ------------      -----------    -----------  ------------   ----------    -----------     ------------     -----------
             --               --         (1,508)       32,452           --        (16,359)          36,666          (3,098)
     41,481,893        9,076,072     (7,095,660)   50,062,636     (339,218)      (808,680)      51,216,021      (2,818,606)
   ------------      -----------    -----------  ------------   ----------    -----------     ------------     -----------
     43,006,321       10,347,465     (4,609,301)   61,204,523       40,905      5,689,596       74,860,582       2,938,833
   ------------      -----------    -----------  ------------   ----------    -----------     ------------     -----------
     43,006,321       10,347,465     19,188,007   121,685,217    2,207,313     29,150,435      126,052,112      34,401,846
       (861,468)        (481,459)     1,129,899     5,959,138           84        158,989          (80,164)       (335,585)
        396,013          830,549        745,280     1,197,891      127,124      4,029,980       10,625,696       4,436,848
     (1,292,687)       7,703,167     (1,364,670)   (4,750,695)     185,418     (3,057,285)      (2,712,210)     (1,614,673)
   ------------      -----------    -----------  ------------   ----------    -----------     ------------     -----------
     (1,758,142)       8,052,257        510,509     2,406,334      312,626      1,131,684        7,833,322       2,486,590
     52,888,682       26,142,677         64,704    33,734,338       14,680        230,148       36,280,582         272,095
     (3,710,402)      (1,394,978)    (1,938,858)   (8,872,344)    (260,945)    (3,994,192)      (9,011,312)     (3,263,673)
     27,133,434       20,506,205     (2,800,449)    2,317,370      540,218     (3,527,568)         602,487      (1,617,878)
   ------------      -----------    -----------  ------------   ----------    -----------     ------------     -----------
     76,311,714       45,253,904     (4,674,603)   27,179,364      293,953     (7,291,612)      27,871,757      (4,609,456)
        110,359               --         11,992        81,802           --         19,960           18,227          40,572
         (1,948)              --        (19,661)       (9,349)          --        (39,439)         (16,940)        (33,656)
           (174)              --            210           (54)          --            828              102            (146)
   ------------      -----------    -----------  ------------   ----------    -----------     ------------     -----------
        108,237               --         (7,459)       72,399           --        (18,651)           1,389           6,770

     76,419,951       45,253,904     (4,682,062)   27,251,763      293,953     (7,310,263)      27,873,146      (4,602,686)
   ------------      -----------    -----------  ------------   ----------    -----------     ------------     -----------
     74,661,809       53,306,161     (4,171,553)   29,658,097      606,579     (6,178,579)      35,706,468      (2,116,096)
   ------------      -----------    -----------  ------------   ----------    -----------     ------------     -----------
   $117,668,130      $63,653,626    $15,016,454  $151,343,314   $2,813,892    $22,971,856     $161,758,580     $32,285,750
   ============      ===========    ===========  ============   ==========    ===========     ============     ===========

Delaware VIPT
Small Cap Value
Service Class
Subaccount
---------------
 $ 63,655,137
   (1,417,664)
    2,811,351
   17,209,528
 ------------

   18,603,215
   36,182,271
   (5,439,695)
   15,104,435
 ------------
   45,847,011
           --
      (81,507)
           82
 ------------
      (81,425)
   45,765,586
 ------------
   64,368,801
 ------------
  128,023,938
   (2,285,373)
   11,799,422
    2,524,383
 ------------
   12,038,432
   55,380,032
   (9,185,759)
   10,647,901
 ------------
   56,842,174
           --
      (87,642)
          136
 ------------
      (87,506)

   56,754,668
 ------------
   68,793,100
 ------------
 $196,817,038
 ============

Lincoln Life Variable Annuity Account N

Years Ended December 31, 2004 and 2005

                                                                                           Delaware VIPT Delaware VIPT
                                                                             Delaware VIPT Trend Service U.S. Growth
                                                                             Trend         Class         Service Class
                                                                             Subaccount    Subaccount    Subaccount
-----------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2004                                                 $39,417,437  $ 50,750,853   $ 8,688,397
Changes From Operations:
.. Net investment income (loss)                                                   (535,392)   (1,172,591)     (344,199)
.. Net realized gain (loss) on investments                                        (429,794)      487,614         1,476
.. Net change in unrealized appreciation or depreciation on investments          4,912,292     9,440,338     1,717,137
                                                                              -----------  ------------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS                                                                     3,947,106     8,755,361     1,374,414
Changes From Unit Transactions:
  Accumulation Units:
..   Contract purchases                                                            408,188    32,390,840    19,776,523
..   Contract withdrawals and transfers to annuity reserves                     (3,281,936)   (4,205,026)     (780,687)
..   Contract transfers                                                         (1,937,633)   13,551,029     5,687,343
                                                                              -----------  ------------   -----------
                                                                               (4,811,381)   41,736,843    24,683,179
  Annuity Reserves:
..   Transfer from accumulation units and between subaccounts                       17,323        60,680        15,051
..   Annuity Payments                                                              (28,907)      (74,059)       (3,040)
..   Receipt (reimbursement) of mortality guarantee adjustments                      3,523            76           (12)
                                                                              -----------  ------------   -----------
                                                                                   (8,061)      (13,303)       11,999
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                                  (4,819,442)   41,723,540    24,695,178
                                                                              -----------  ------------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                          (872,336)   50,478,901    26,069,592
                                                                              -----------  ------------   -----------
NET ASSETS AT DECEMBER 31, 2004                                                38,545,101   101,229,754    34,757,989
Changes From Operations:
..   Net investment income (loss)                                                 (456,246)   (1,624,260)     (443,799)
..   Net realized gain (loss) on investments                                      (230,805)    2,014,255       590,564
..   Net change in unrealized appreciation or depreciation on investments        1,508,509     3,893,139     4,425,710
                                                                              -----------  ------------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS                                                                       821,458     4,283,134     4,572,475
Changes From Unit Transactions:
  Accumulation Units:
..   Contract purchases                                                            264,936    17,087,148     2,572,714
..   Contract withdrawals and transfers to annuity reserves                     (3,349,780)   (5,894,696)   (1,956,350)
..   Contract transfers                                                         (5,566,294)   (8,791,874)     (963,568)
                                                                              -----------  ------------   -----------
                                                                               (8,651,138)    2,400,578      (347,204)
  Annuity Reserves:
..   Transfer from accumulation units and between subaccounts                           66           (66)           --
..   Annuity Payments                                                              (11,669)      (92,560)       (3,151)
..   Receipt (reimbursement) of mortality guarantee adjustments                      4,050           127             5
                                                                              -----------  ------------   -----------
                                                                                   (7,553)      (92,499)       (3,146)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                                  (8,658,691)    2,308,079      (350,350)
                                                                              -----------  ------------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                        (7,837,233)    6,591,213     4,222,125
                                                                              -----------  ------------   -----------
NET ASSETS AT DECEMBER 31, 2005                                               $30,707,868  $107,820,967   $38,980,114
                                                                              ===========  ============   ===========

                                                                             Delaware VIPT
                                                                             Value
                                                                             Subaccount
------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2004                                                 $16,557,842
Changes From Operations:
.. Net investment income (loss)                                                     28,061
.. Net realized gain (loss) on investments                                         238,393
.. Net change in unrealized appreciation or depreciation on investments          1,780,026
                                                                              -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS                                                                     2,046,480
Changes From Unit Transactions:
  Accumulation Units:
..   Contract purchases                                                            182,678
..   Contract withdrawals and transfers to annuity reserves                     (1,588,864)
..   Contract transfers                                                            (13,366)
                                                                              -----------
                                                                               (1,419,552)
  Annuity Reserves:
..   Transfer from accumulation units and between subaccounts                       30,748
..   Annuity Payments                                                              (23,280)
..   Receipt (reimbursement) of mortality guarantee adjustments                        821
                                                                              -----------
                                                                                    8,289
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                                  (1,411,263)
                                                                              -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                           635,217
                                                                              -----------
NET ASSETS AT DECEMBER 31, 2004                                                17,193,059
Changes From Operations:
..   Net investment income (loss)                                                   48,309
..   Net realized gain (loss) on investments                                       444,400
..   Net change in unrealized appreciation or depreciation on investments          300,332
                                                                              -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS                                                                       793,041
Changes From Unit Transactions:
  Accumulation Units:
..   Contract purchases                                                             69,111
..   Contract withdrawals and transfers to annuity reserves                     (2,070,619)
..   Contract transfers                                                          1,655,900
                                                                              -----------
                                                                                 (345,608)
  Annuity Reserves:
..   Transfer from accumulation units and between subaccounts                           --
..   Annuity Payments                                                               (7,550)
..   Receipt (reimbursement) of mortality guarantee adjustments                      1,097
                                                                              -----------
                                                                                   (6,453)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                                    (352,061)
                                                                              -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                           440,980
                                                                              -----------
NET ASSETS AT DECEMBER 31, 2005                                               $17,634,039
                                                                              ===========

Delaware VIPT Fidelity VIP                  Fidelity VIP                 Fidelity VIP    Fidelity VIP
Value Service Contrafund      Fidelity VIP  Equity-Income   Fidelity VIP Growth          Mid Cap         Fidelity VIP
Class         Service Class 2 Equity-Income Service Class 2 Growth       Service Class 2 Service Class 2 Overseas
Subaccount    Subaccount      Subaccount    Subaccount      Subaccount   Subaccount      Subaccount      Subaccount
----------------------------------------------------------------------------------------------------------------------
 $12,558,833   $ 28,698,100    $32,683,551   $ 34,700,736   $28,369,256    $12,346,857     $        --   $ 7,151,986
     (99,957)      (854,417)        51,148       (303,167)     (292,551)      (235,451)             --       (18,666)
     217,199        281,125        210,600        476,085    (2,443,901)       (22,331)             --       (54,694)
   2,851,847     10,049,514      2,797,547      6,059,371     3,101,165        761,891              --       886,165
 -----------   ------------    -----------   ------------   -----------    -----------     -----------   -----------
   2,969,089      9,476,222      3,059,295      6,232,289       364,713        504,109              --       812,805
  10,778,270     37,229,569        328,370     29,731,499       526,212      9,419,430              --        56,964
  (1,395,917)    (2,544,870)    (3,213,944)    (3,062,754)   (2,571,478)    (1,547,152)             --      (587,530)
   5,098,235     27,714,894        397,633     14,191,209    (2,486,954)     2,302,451              --       222,755
 -----------   ------------    -----------   ------------   -----------    -----------     -----------   -----------
  14,480,588     62,399,593     (2,487,941)    40,859,954    (4,532,220)    10,174,729              --      (307,811)
          --             --         88,632         20,511            --             --              --            --
      10,555         (6,318)      (105,015)        61,528       (22,160)       (49,777)             --       (27,272)
          --            (22)           598            (90)        7,231            160              --        10,186
 -----------   ------------    -----------   ------------   -----------    -----------     -----------   -----------
      10,555         (6,340)       (15,785)        81,949       (14,929)       (49,617)             --       (17,086)
  14,491,143     62,393,253     (2,503,726)    40,941,903    (4,547,149)    10,125,112              --      (324,897)
 -----------   ------------    -----------   ------------   -----------    -----------     -----------   -----------
  17,460,232     71,869,475        555,569     47,174,192    (4,182,436)    10,629,221              --       487,908
 -----------   ------------    -----------   ------------   -----------    -----------     -----------   -----------
  30,019,065    100,567,575     33,239,120     81,874,928    24,186,820     22,976,078              --     7,639,894
    (248,475)    (2,363,738)        92,061       (360,382)     (179,792)      (465,178)        (96,286)      (53,793)
     319,319        356,730      1,554,185      3,944,346    (2,394,919)       187,933          15,446       193,095
   2,042,521     26,704,495       (474,765)     1,006,679     3,314,309      2,168,855       1,422,597     1,050,807
 -----------   ------------    -----------   ------------   -----------    -----------     -----------   -----------
   2,113,365     24,697,487      1,171,481      4,590,643       739,598      1,891,610       1,341,757     1,190,109
  23,187,526     82,576,565        184,631     21,031,143       229,254     13,931,534      15,308,995        38,510
  (2,750,794)    (7,584,053)    (4,597,251)    (6,971,506)   (2,660,742)    (1,841,087)       (133,842)     (797,650)
  15,742,747     42,456,615     (1,932,737)     7,936,321    (3,080,156)     3,645,573      12,730,598      (243,989)
 -----------   ------------    -----------   ------------   -----------    -----------     -----------   -----------
  36,179,479    117,449,127     (6,345,357)    21,995,958    (5,511,644)    15,736,020      27,905,751    (1,003,129)
          --             --         23,478         15,742            --             --          19,185            --
      (5,484)        (6,916)       (40,430)       (13,622)      (21,440)       (48,885)           (982)      (29,488)
          --             14            770              4         8,014            220             (15)       11,964
 -----------   ------------    -----------   ------------   -----------    -----------     -----------   -----------
      (5,484)        (6,902)       (16,182)         2,124       (13,426)       (48,665)         18,188       (17,524)
  36,173,995    117,442,225     (6,361,539)    21,998,082    (5,525,070)    15,687,355      27,923,939    (1,020,653)
 -----------   ------------    -----------   ------------   -----------    -----------     -----------   -----------
  38,287,360    142,139,712     (5,190,058)    26,588,725    (4,785,472)    17,578,965      29,265,696       169,456
 -----------   ------------    -----------   ------------   -----------    -----------     -----------   -----------
 $68,306,425   $242,707,287    $28,049,062   $108,463,653   $19,401,348    $40,555,043     $29,265,696   $ 7,809,350
 ===========   ============    ===========   ============   ===========    ===========     ===========   ===========

Fidelity VIP
Overseas
Service Class 2
Subaccount
---------------
  $13,712,180
     (271,216)
      804,840
    4,006,910
  -----------
    4,540,534
   27,154,176
   (1,181,234)
    5,631,836
  -----------
   31,604,778
           --
           --
           --
  -----------
           --
   31,604,778
  -----------
   36,145,312
  -----------
   49,857,492
     (881,164)
    1,233,304
   13,430,324
  -----------
   13,782,464
   28,153,200
   (3,616,448)
    5,418,735
  -----------
   29,955,487
       64,348
       (7,169)
          (58)
  -----------
       57,121
   30,012,608
  -----------
   43,795,072
  -----------
  $93,652,564
  ===========

Lincoln Life Variable Annuity Account N

Years Ended December 31, 2004 and 2005

                                                                         FTVIPT             FTVIPT             FTVIPT
                                                                         Franklin Small-Mid Templeton          Templeton
                                                                         Cap Growth         Global Income      Growth Securities
                                                                         Securities Class 2 Securities Class 2 Class 2
                                                                         Subaccount         Subaccount         Subaccount
---------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2004                                               $31,394,991         $       --        $23,332,586
Changes From Operations:
.. Net investment income (loss)                                                 (623,655)                --           (147,427)
.. Net realized gain (loss) on investments                                       115,056                 --            513,892
.. Net change in unrealized appreciation or depreciation on investments        4,699,798                 --          5,122,758
                                                                            -----------         ----------        -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS                                                                   4,191,199                 --          5,489,223
Changes From Unit Transactions:
  Accumulation Units:
..   Contract purchases                                                       12,747,526                 --         15,850,160
..   Contract withdrawals and transfers to annuity reserves                   (2,399,195)                --         (1,878,579)
..   Contract transfers                                                        3,340,072                 --          8,269,374
                                                                            -----------         ----------        -----------
                                                                             13,688,403                 --         22,240,955
  Annuity Reserves:
..   Transfer from accumulation units and between subaccounts                     12,695                 --             16,397
..   Annuity Payments                                                             (8,725)                --            (11,049)
..   Receipt (reimbursement) of mortality guarantee adjustments                      (44)                --                 73
                                                                            -----------         ----------        -----------
                                                                                  3,926                 --              5,421
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                                13,692,329                 --         22,246,376
                                                                            -----------         ----------        -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      17,883,528                 --         27,735,599
                                                                            -----------         ----------        -----------
NET ASSETS AT DECEMBER 31, 2004                                              49,278,519                 --         51,068,185
Changes From Operations:
.. Net investment income (loss)                                                 (834,942)           (32,408)          (338,411)
.. Net realized gain (loss) on investments                                       602,302             (1,094)           603,219
.. Net change in unrealized appreciation or depreciation on investments        2,290,760             55,990          5,280,877
                                                                            -----------         ----------        -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS                                                                   2,058,120             22,488          5,545,685
Changes From Unit Transactions:
  Accumulation Units:
..   Contract purchases                                                       11,666,172          6,598,663         23,795,550
..   Contract withdrawals and transfers to annuity reserves                   (5,466,198)           (61,607)        (3,540,965)
..   Contract transfers                                                        1,679,393          2,737,237         12,923,011
                                                                            -----------         ----------        -----------
                                                                              7,879,367          9,274,293         33,177,596
  Annuity Reserves:
..   Transfer from accumulation units and between subaccounts                        231                 --             53,161
..   Annuity Payments                                                             (9,165)                --            (13,162)
..   Receipt (reimbursement) of mortality guarantee adjustments                        5                 --               (122)
                                                                            -----------         ----------        -----------
                                                                                 (8,929)                --             39,877
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                                 7,870,438          9,274,293         33,217,473
                                                                            -----------         ----------        -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       9,928,558          9,296,781         38,763,158
                                                                            -----------         ----------        -----------
NET ASSETS AT DECEMBER 31, 2005                                             $59,207,077         $9,296,781        $89,831,343
                                                                            ===========         ==========        ===========

                                                                         Janus Aspen
                                                                         Series Balanced
                                                                         Service Shares
                                                                         Subaccount
----------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2004                                              $25,413,234
Changes From Operations:
.. Net investment income (loss)                                                 286,330
.. Net realized gain (loss) on investments                                      293,607
.. Net change in unrealized appreciation or depreciation on investments       1,648,476
                                                                           -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS                                                                  2,228,413
Changes From Unit Transactions:
  Accumulation Units:
..   Contract purchases                                                       8,593,967
..   Contract withdrawals and transfers to annuity reserves                  (2,040,776)
..   Contract transfers                                                       3,495,316
                                                                           -----------
                                                                            10,048,507
  Annuity Reserves:
..   Transfer from accumulation units and between subaccounts                   274,071
..   Annuity Payments                                                           (47,466)
..   Receipt (reimbursement) of mortality guarantee adjustments                    (258)
                                                                           -----------
                                                                               226,347
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                               10,274,854
                                                                           -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                     12,503,267
                                                                           -----------
NET ASSETS AT DECEMBER 31, 2004                                             37,916,501
Changes From Operations:
.. Net investment income (loss)                                                 209,484
.. Net realized gain (loss) on investments                                      736,318
.. Net change in unrealized appreciation or depreciation on investments       1,413,577
                                                                           -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS                                                                  2,359,379
Changes From Unit Transactions:
  Accumulation Units:
..   Contract purchases                                                       2,226,951
..   Contract withdrawals and transfers to annuity reserves                  (3,351,275)
..   Contract transfers                                                         591,514
                                                                           -----------
                                                                              (532,810)
  Annuity Reserves:
..   Transfer from accumulation units and between subaccounts                    39,056
..   Annuity Payments                                                           (51,857)
..   Receipt (reimbursement) of mortality guarantee adjustments                      24
                                                                           -----------
                                                                               (12,777)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                                 (545,587)
                                                                           -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      1,813,792
                                                                           -----------
NET ASSETS AT DECEMBER 31, 2005                                            $39,730,293
                                                                           ===========

Janus Aspen    Janus Aspen                   Lincoln VIPT  Lincoln VIPT                                             Lincoln VIPT
Series Mid Cap Series Worldwide Lincoln VIPT Aggressive    Aggressive                    Lincoln VIPT  Lincoln VIPT Capital
Growth         Growth Service   Aggressive   Growth        Profile Service Lincoln VIPT  Bond Service  Capital      Appreciation
Service Shares Shares           Growth       Service Class Class           Bond          Class         Appreciation Service Class
Subaccount     Subaccount       Subaccount   Subaccount    Subaccount      Subaccount    Subaccount    Subaccount   Subaccount
---------------------------------------------------------------------------------------------------------------------------------
 $ 3,054,564      $4,472,346     $1,017,546   $  408,896     $        --   $302,767,592  $ 40,119,444   $1,745,889   $   332,036
     (91,639)        (30,515)       (14,342)     (11,187)             --      8,815,712     4,018,413      (41,362)      (15,907)
     107,083         248,693         55,949        5,393              --     10,268,613     2,552,996       35,594         5,545
   1,209,300         (61,525)        79,909      121,615              --     (6,943,124)   (2,331,767)     157,750       171,271
 -----------      ----------     ----------   ----------     -----------   ------------  ------------   ----------   -----------
   1,224,744         156,653        121,516      115,821              --     12,141,201     4,239,642      151,982       160,909
   4,028,212         740,264        445,562    1,051,827              --     51,041,207   123,114,373    1,187,271     2,540,975
    (413,669)       (224,353)       (72,792)     (16,291)             --    (33,226,210)   (4,366,355)     (80,857)      (56,590)
   2,191,165         (22,288)      (290,931)     128,160              --     24,305,802    24,540,308      296,708       633,457
 -----------      ----------     ----------   ----------     -----------   ------------  ------------   ----------   -----------
   5,805,708         493,623         81,839    1,163,696              --     42,120,799   143,288,326    1,403,122     3,117,842
          --          11,084             --           --              --        144,084        57,197       12,695            --
          --         (46,749)            --           --              --        (48,691)       (2,562)      (3,936)           --
          --              15             --           --              --         (4,811)           71          (14)           --
 -----------      ----------     ----------   ----------     -----------   ------------  ------------   ----------   -----------
          --         (35,650)            --           --              --         90,582        54,706        8,745            --
   5,805,708         457,973         81,839    1,163,696              --     42,211,381   143,343,032    1,411,867     3,117,842
 -----------      ----------     ----------   ----------     -----------   ------------  ------------   ----------   -----------
   7,030,452         614,626        203,355    1,279,517              --     54,352,582   147,582,674    1,563,849     3,278,751
 -----------      ----------     ----------   ----------     -----------   ------------  ------------   ----------   -----------
  10,085,016       5,086,972      1,220,901    1,688,413              --    357,120,174   187,702,118    3,309,738     3,610,787
    (205,449)        (17,616)       (23,962)     (49,982)        (78,313)     9,220,125     7,634,818      (48,023)     (131,699)
     296,550         124,270         41,637       39,116          23,779      3,670,992     2,376,406      150,265        34,751
   1,443,713          49,087        137,914      385,093         619,463     (9,259,132)   (8,234,365)      13,447       535,481
 -----------      ----------     ----------   ----------     -----------   ------------  ------------   ----------   -----------
   1,534,814         155,741        155,589      374,227         564,929      3,631,985     1,776,859      115,689       438,533
   2,863,670         117,884        441,634    2,802,439      13,329,335     27,463,584   112,786,425      795,372     6,179,261
    (774,142)       (425,683)       (83,780)    (128,408)        (18,742)   (39,622,905)  (13,665,892)    (744,604)     (362,231)
   1,608,709        (525,662)        97,974      801,201       3,998,053      4,703,189    33,817,480      456,605     2,051,558
 -----------      ----------     ----------   ----------     -----------   ------------  ------------   ----------   -----------
   3,698,237        (833,461)       455,828    3,475,232      17,308,646     (7,456,132)  132,938,013      507,373     7,868,588
          --              --             --           35              --        293,746        16,519           --            --
          --         (47,546)            --           (1)             --        (98,821)       (4,055)      (4,343)           --
          --              61             --           --              --            351           (15)           6            --
 -----------      ----------     ----------   ----------     -----------   ------------  ------------   ----------   -----------
          --         (47,485)            --           34              --        195,276        12,449       (4,337)           --
   3,698,237        (880,946)       455,828    3,475,266      17,308,646     (7,260,856)  132,950,462      503,036     7,868,588
 -----------      ----------     ----------   ----------     -----------   ------------  ------------   ----------   -----------
   5,233,051        (725,205)       611,417    3,849,493      17,873,575     (3,628,871)  134,727,321      618,725     8,307,121
 -----------      ----------     ----------   ----------     -----------   ------------  ------------   ----------   -----------
 $15,318,067      $4,361,767     $1,832,318   $5,537,906     $17,873,575   $353,491,303  $322,429,439   $3,928,463   $11,917,908
 ===========      ==========     ==========   ==========     ===========   ============  ============   ==========   ===========

Lincoln Life Variable Annuity Account N

Years Ended December 31, 2004 and 2005

                                                                         Lincoln VIPT                              Lincoln VIPT
                                                                         Conservative                 Lincoln VIPT Equity-
                                                                         Profile Service Lincoln VIPT Core Service Income
                                                                         Class           Core         Class        Service Class
                                                                         Subaccount      Subaccount   Subaccount   Subaccount
--------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2004                                              $        --     $     --     $     --    $       --
Changes From Operations:
.. Net investment income (loss)                                                      --           --           --            --
.. Net realized gain (loss) on investments                                           --           --           --            --
.. Net change in unrealized appreciation or depreciation on investments              --           --           --            --
                                                                           -----------     --------     --------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                     --           --           --            --
Changes From Unit Transactions:
  Accumulation Units:
..   Contract purchases                                                              --           --           --            --
..   Contract withdrawals and transfers to annuity reserves                          --           --           --            --
..   Contract transfers                                                              --           --           --            --
                                                                           -----------     --------     --------    ----------
                                                                                    --           --           --            --
  Annuity Reserves:
..   Transfer from accumulation units and between subaccounts                        --           --           --            --
..   Annuity Payments                                                                --           --           --            --
..   Receipt (reimbursement) of mortality guarantee adjustments                      --           --           --            --
                                                                           -----------     --------     --------    ----------
                                                                                    --           --           --            --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                                       --           --           --            --
                                                                           -----------     --------     --------    ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                             --           --           --            --
                                                                           -----------     --------     --------    ----------
NET ASSETS AT DECEMBER 31, 2004                                                     --           --           --            --
Changes From Operations:
.. Net investment income (loss)                                                (128,208)        (169)      (2,256)       12,600
.. Net realized gain (loss) on investments                                        8,521           96        2,264         7,290
.. Net change in unrealized appreciation or depreciation on investments         396,580          609       10,469        78,459
                                                                           -----------     --------     --------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                276,893          536       10,477        98,349
Changes From Unit Transactions:
  Accumulation Units:
..   Contract purchases                                                      16,152,170       46,621      588,623     4,261,537
..   Contract withdrawals and transfers to annuity reserves                    (318,522)     (46,009)      (3,832)      (18,760)
..   Contract transfers                                                      14,412,758      130,576      200,114       440,680
                                                                           -----------     --------     --------    ----------
                                                                            30,246,406      131,188      784,905     4,683,457
  Annuity Reserves:
..   Transfer from accumulation units and between subaccounts                        --           --           --            --
..   Annuity Payments                                                                --           --           --            --
..   Receipt (reimbursement) of mortality guarantee adjustments                      --           --           --            --
                                                                           -----------     --------     --------    ----------
                                                                                    --           --           --            --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                               30,246,406      131,188      784,905     4,683,457
                                                                           -----------     --------     --------    ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                     30,523,299      131,724      795,382     4,781,806
                                                                           -----------     --------     --------    ----------
NET ASSETS AT DECEMBER 31, 2005                                            $30,523,299     $131,724     $795,382    $4,781,806
                                                                           ===========     ========     ========    ==========

             Lincoln VIPT                             Lincoln VIPT  Lincoln VIPT                              Lincoln VIPT
Lincoln VIPT Global Asset               Lincoln VIPT  Growth and    Growth                      Lincoln VIPT  Moderate
Global Asset Allocation    Lincoln VIPT Growth        Income        Opportunities Lincoln VIPT  International Profile Service
Allocation   Service Class Growth       Service Class Service Class Service Class International Service Class Class
Subaccount   Subaccount    Subaccount   Subaccount    Subaccount    Subaccount    Subaccount    Subaccount    Subaccount
-----------------------------------------------------------------------------------------------------------------------------
$ 3,130,361   $  577,576     $    --     $       --    $       --     $     --     $10,309,269  $ 10,298,202    $        --
     22,000        3,267          --             --            --           --         (29,682)      (96,327)            --
     47,289       23,819          --             --            --           --         270,436        64,371             --
    975,483      266,264          --             --            --           --       4,329,807     7,431,336             --
-----------   ----------     -------     ----------    ----------     --------     -----------  ------------    -----------
  1,044,772      293,350          --             --            --           --       4,570,561     7,399,380             --
  5,243,546    1,400,082          --             --            --           --      10,518,157    34,304,852             --
   (397,723)    (149,278)         --             --            --           --      (1,264,770)     (894,737)            --
  2,152,638    1,438,664          --             --            --           --       7,988,493     7,413,916             --
-----------   ----------     -------     ----------    ----------     --------     -----------  ------------    -----------
  6,998,461    2,689,468          --             --            --           --      17,241,880    40,824,031             --
      9,642           --          --             --            --           --           9,755            --             --
     (3,615)          --          --             --            --           --          (2,025)           --             --
        (15)          --          --             --            --           --             (19)           --             --
-----------   ----------     -------     ----------    ----------     --------     -----------  ------------    -----------
      6,012           --          --             --            --           --           7,711            --             --
  7,004,473    2,689,468          --             --            --           --      17,249,591    40,824,031             --
-----------   ----------     -------     ----------    ----------     --------     -----------  ------------    -----------
  8,049,245    2,982,818          --             --            --           --      21,820,152    48,223,411             --
-----------   ----------     -------     ----------    ----------     --------     -----------  ------------    -----------
 11,179,606    3,560,394          --             --            --           --      32,129,421    58,521,613             --
    (31,075)     (21,407)       (352)       (10,302)       11,379       (3,374)        297,932       462,560       (439,325)
    589,512      201,687         192           (375)         (386)         947         765,369       606,297         46,606
    639,227      220,949       3,513        119,845        26,870       13,192       3,646,521     8,606,999      2,314,585
-----------   ----------     -------     ----------    ----------     --------     -----------  ------------    -----------
  1,197,664      401,229       3,353        109,168        37,863       10,765       4,709,822     9,675,856      1,921,866
 13,913,110    4,172,747          --      1,820,134     2,543,390      517,394       9,937,363    36,809,968     75,177,187
 (1,564,854)    (294,543)     (4,737)       (13,670)      (16,466)      (4,634)     (2,919,227)   (3,850,628)      (724,653)
  2,031,189    1,750,524      52,340        532,899       478,225      407,880       7,469,823     9,406,710     22,701,304
-----------   ----------     -------     ----------    ----------     --------     -----------  ------------    -----------
 14,379,445    5,628,728      47,603      2,339,363     3,005,149      920,640      14,487,959    42,366,050     97,153,838
      9,447           --          --             --            --           --          (1,097)       12,451             --
     (7,650)          --          --             --            --           --          (3,642)         (748)            --
          4           --          --             --            --           --               4           (30)            --
-----------   ----------     -------     ----------    ----------     --------     -----------  ------------    -----------
      1,801           --          --             --            --           --          (4,735)       11,673             --
 14,381,246    5,628,728      47,603      2,339,363     3,005,149      920,640      14,483,224    42,377,723     97,153,838
-----------   ----------     -------     ----------    ----------     --------     -----------  ------------    -----------
 15,578,910    6,029,957      50,956      2,448,531     3,043,012      931,405      19,193,046    52,053,579     99,075,704
-----------   ----------     -------     ----------    ----------     --------     -----------  ------------    -----------
$26,758,516   $9,590,351     $50,956     $2,448,531    $3,043,012     $931,405     $51,322,467  $110,575,192    $99,075,704
===========   ==========     =======     ==========    ==========     ========     ===========  ============    ===========

Lincoln Life Variable Annuity Account N

Years Ended December 31, 2004 and 2005

                                                                         Lincoln VIPT
                                                                         Moderately                       Lincoln VIPT
                                                                         Aggressive Profile Lincoln VIPT  Money Market
                                                                         Service Class      Money Market  Service Class
                                                                         Subaccount         Subaccount    Subaccount
------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2004                                               $        --     $115,293,445  $ 10,621,014
Changes From Operations:
.. Net investment income (loss)                                                       --         (747,426)     (268,184)
.. Net realized gain (loss) on investments                                            --               --            --
.. Net change in unrealized appreciation or depreciation on investments               --               --            --
                                                                            -----------     ------------  ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS                                                                          --         (747,426)     (268,184)
Changes From Unit Transactions:
  Accumulation Units:
..   Contract purchases                                                               --       22,098,918    66,273,745
..   Contract withdrawals and transfers to annuity reserves                           --      (43,335,607)   (3,439,334)
..   Contract transfers                                                               --        7,104,200   (21,502,368)
                                                                            -----------     ------------  ------------
                                                                                     --      (14,132,489)   41,332,043
  Annuity Reserves:
..   Transfer from accumulation units and between subaccounts                         --           78,411            --
..   Annuity Payments                                                                 --          (10,478)           --
..   Receipt (reimbursement) of mortality guarantee adjustments                       --              (82)           --
                                                                            -----------     ------------  ------------
                                                                                     --           67,851            --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS
TOTAL INCREASE (DECREASE) IN NET ASSETS                                              --      (14,064,638)   41,332,043
                                                                            -----------     ------------  ------------
NET ASSETS AT DECEMBER 31, 2004                                                      --      (14,812,064)   41,063,859
                                                                            -----------     ------------  ------------
Changes From Operations:                                                             --      100,481,381    51,684,873
.. Net investment income (loss)                                                 (278,023)       1,244,346       628,367
.. Net realized gain (loss) on investments                                        58,985               --            --
.. Net change in unrealized appreciation or depreciation on investments        1,863,011               --            --
                                                                            -----------     ------------  ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS                                                                   1,643,973        1,244,346       628,367
Changes From Unit Transactions:
  Accumulation Units:
..   Contract purchases                                                       48,762,022       17,342,585    63,563,278
..   Contract withdrawals and transfers to annuity reserves                     (803,558)     (32,733,920)   (9,582,100)
..   Contract transfers                                                       12,505,942       20,537,046   (27,046,610)
                                                                            -----------     ------------  ------------
                                                                             60,464,406        5,145,711    26,934,568
  Annuity Reserves:
..   Transfer from accumulation units and between subaccounts                     79,751               --            --
..   Annuity Payments                                                             (9,151)         (12,184)           --
..   Receipt (reimbursement) of mortality guarantee adjustments                     (122)              15            --
                                                                            -----------     ------------  ------------
                                                                                 70,478          (12,169)           --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                                60,534,884        5,133,542    26,934,568
                                                                            -----------     ------------  ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      62,178,857        6,377,888    27,562,935
                                                                            -----------     ------------  ------------
NET ASSETS AT DECEMBER 31, 2005                                             $62,178,857     $106,859,269  $ 79,247,808
                                                                            ===========     ============  ============

                                                                         Lincoln VIPT
                                                                         Social
                                                                         Awareness
                                                                         Subaccount
-------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2004                                            $10,713,994
Changes From Operations:
.. Net investment income (loss)                                               (62,619)
.. Net realized gain (loss) on investments                                    141,939
.. Net change in unrealized appreciation or depreciation on investments     2,094,672
                                                                         -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS                                                                2,173,992
Changes From Unit Transactions:
  Accumulation Units:
..   Contract purchases                                                     7,720,764
..   Contract withdrawals and transfers to annuity reserves                  (943,764)
..   Contract transfers                                                     3,983,078
                                                                         -----------
                                                                          10,760,078
  Annuity Reserves:
..   Transfer from accumulation units and between subaccounts                   9,514
..   Annuity Payments                                                          (9,514)
..   Receipt (reimbursement) of mortality guarantee adjustments                    --
                                                                         -----------
                                                                                  --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS
TOTAL INCREASE (DECREASE) IN NET ASSETS                                   10,760,078
                                                                         -----------
NET ASSETS AT DECEMBER 31, 2004                                           12,934,070
                                                                         -----------
Changes From Operations:                                                  23,648,064
.. Net investment income (loss)                                              (189,239)
.. Net realized gain (loss) on investments                                    642,621
.. Net change in unrealized appreciation or depreciation on investments     2,308,877
                                                                         -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS                                                                2,762,259
Changes From Unit Transactions:
  Accumulation Units:
..   Contract purchases                                                     3,305,493
..   Contract withdrawals and transfers to annuity reserves                (2,082,936)
..   Contract transfers                                                     1,500,771
                                                                         -----------
                                                                           2,723,328
  Annuity Reserves:
..   Transfer from accumulation units and between subaccounts                      --
..   Annuity Payments                                                              --
..   Receipt (reimbursement) of mortality guarantee adjustments                    --
                                                                         -----------
                                                                                  --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                              2,723,328
                                                                         -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                    5,485,587
                                                                         -----------
NET ASSETS AT DECEMBER 31, 2005                                          $29,133,651
                                                                         ===========

Lincoln VIPT  MFS VIT                    MFS VIT
Social        Capital       MFS VIT      Emerging                     MFS VIT Total               MFS VIT           NB AMT
Awareness     Opportunities Emerging     Growth Service MFS VIT Total Return Service MFS VIT      Utilities Service Mid-Cap
Service Class Service Class Growth       Class          Return        Class          Utilities    Class             Growth
Subaccount    Subaccount    Subaccount   Subaccount     Subaccount    Subaccount     Subaccount   Subaccount        Subaccount
--------------------------------------------------------------------------------------------------------------------------------
 $ 6,949,285   $3,303,141   $11,350,490   $ 5,967,597    $50,213,967   $ 91,456,755  $26,851,342     $23,119,140    $19,108,352
    (105,545)     (61,253)     (148,696)     (123,204)       134,121       (306,441)      23,348        (109,750)      (488,688)
      17,958       96,377    (1,978,182)      315,116        813,408        739,511     (782,737)        632,478        223,169
   3,289,235      426,100     3,207,850       670,415      3,677,639     12,712,225    7,768,196       7,424,306      5,344,214
 -----------   ----------   -----------   -----------    -----------   ------------  -----------     -----------    -----------
   3,201,648      461,224     1,080,972       862,327      4,625,168     13,145,295    7,008,807       7,947,034      5,078,695
  25,569,484    1,349,040       262,036     2,937,607        352,392     42,807,149      263,560       8,232,428     15,924,311
    (607,945)    (168,404)   (1,066,634)     (908,302)    (5,852,015)    (7,704,642)  (3,622,345)     (2,710,082)    (1,263,941)
   5,217,169      367,293    (1,187,920)       62,948      1,381,325     33,326,785      (42,611)      5,278,142      5,986,351
 -----------   ----------   -----------   -----------    -----------   ------------  -----------     -----------    -----------
  30,178,708    1,547,929    (1,992,518)    2,092,253     (4,118,298)    68,429,292   (3,401,396)     10,800,488     20,646,721
          --           --         6,007            --         30,414             91           --          60,684          9,127
          --           --       (10,783)        2,784        (35,947)        20,921       (3,608)         (2,588)          (914)
          --           --         1,781           (14)            25            (14)         640               7            (17)
 -----------   ----------   -----------   -----------    -----------   ------------  -----------     -----------    -----------
          --           --        (2,995)        2,770         (5,508)        20,998       (2,968)         58,103          8,196

  30,178,708    1,547,929    (1,995,513)    2,095,023     (4,123,806)    68,450,290   (3,404,364)     10,858,591     20,654,917
 -----------   ----------   -----------   -----------    -----------   ------------  -----------     -----------    -----------
  33,380,356    2,009,153      (914,541)    2,957,350        501,362     81,595,585    3,604,443      18,805,625     25,733,612
 -----------   ----------   -----------   -----------    -----------   ------------  -----------     -----------    -----------
  40,329,641    5,312,294    10,435,949     8,924,947     50,715,329    173,052,340   30,455,785      41,924,765     44,841,964
    (509,113)     (64,649)     (130,795)     (151,245)       304,074        212,138     (253,125)       (693,530)      (899,869)
     447,426       77,862    (1,422,875)      206,291      2,793,761      8,420,209      479,396       2,080,795        720,007
   6,390,753        9,565     2,167,212       649,751     (2,454,940)    (6,293,603)   4,331,477       6,998,001      7,300,031
 -----------   ----------   -----------   -----------    -----------   ------------  -----------     -----------    -----------
   6,329,066       22,778       613,542       704,797        642,895      2,338,744    4,557,748       8,385,266      7,120,169
  23,174,329      789,256        95,809       955,892        282,873     58,739,698      188,249      17,885,970     16,850,738
  (2,448,567)    (304,332)     (928,179)     (627,057)    (6,074,833)   (13,748,993)  (4,238,115)     (5,682,675)    (3,092,667)
   4,499,675      413,913    (1,070,620)      400,451        550,311     20,825,543    2,267,779      15,236,157      5,670,794
 -----------   ----------   -----------   -----------    -----------   ------------  -----------     -----------    -----------
  25,225,437      898,837    (1,902,990)      729,286     (5,241,649)    65,816,248   (1,782,087)     27,439,452     19,428,865
          --           --            --            --         38,755         58,868       38,412              --         22,445
          --           --        (4,983)       (4,367)       (26,610)        (1,646)     (25,606)         14,215         (7,136)
          --           --         2,069             5           (181)           (29)         651              15            (22)
 -----------   ----------   -----------   -----------    -----------   ------------  -----------     -----------    -----------
          --           --        (2,914)       (4,362)        11,964         57,193       13,457          14,230         15,287
  25,225,437      898,837    (1,905,904)      724,924     (5,229,685)    65,873,441   (1,768,630)     27,453,682     19,444,152
 -----------   ----------   -----------   -----------    -----------   ------------  -----------     -----------    -----------
  31,554,503      921,615    (1,292,362)    1,429,721     (4,586,790)    68,212,185    2,789,118      35,838,948     26,564,321
 -----------   ----------   -----------   -----------    -----------   ------------  -----------     -----------    -----------
 $71,884,144   $6,233,909   $ 9,143,587   $10,354,668    $46,128,539   $241,264,525  $33,244,903     $77,763,713    $71,406,285
 ===========   ==========   ===========   ===========    ===========   ============  ===========     ===========    ===========

Lincoln Life Variable Annuity Account N

Years Ended December 31, 2004 and 2005

                                                                                       Putnam VT       Putnam VT
                                                                         NB AMT        Growth & Income Health Sciences
                                                                         Regency       Class IB        Class IB
                                                                         Subaccount    Subaccount      Subaccount
-----------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2004                                            $ 15,018,457    $6,347,230      $ 5,171,919
Changes From Operations:
.. Net investment income (loss)                                               (520,588)       (4,226)        (107,768)
.. Net realized gain (loss) on investments                                     101,203       170,724           53,423
.. Net change in unrealized appreciation or depreciation on investments      8,406,583       503,666          338,033
                                                                         ------------    ----------      -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS                                                                 7,987,198       670,164          283,688
Changes From Unit Transactions:
  Accumulation Units:
..   Contract purchases                                                     28,178,132       951,313          967,661
..   Contract withdrawals and transfers to annuity reserves                 (1,384,174)     (567,927)        (506,896)
..   Contract transfers                                                     13,010,728       333,864        1,708,583
                                                                         ------------    ----------      -----------
                                                                           39,804,686       717,250        2,169,348
  Annuity Reserves:
..   Transfer from accumulation units and between subaccounts                       --            --               --
..   Annuity Payments                                                               --            --               --
..   Receipt (reimbursement) of mortality guarantee adjustments                     --            --               --
                                                                         ------------    ----------      -----------
                                                                                   --            --               --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                              39,804,686       717,250        2,169,348
                                                                         ------------    ----------      -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                    47,791,884     1,387,414        2,453,036
                                                                         ------------    ----------      -----------
NET ASSETS AT DECEMBER 31, 2004                                            62,810,341     7,734,644        7,624,955
Changes From Operations:
.. Net investment income (loss)                                             (1,388,118)       (1,678)        (148,383)
.. Net realized gain (loss) on investments                                   7,354,758       204,018          547,976
.. Net change in unrealized appreciation or depreciation on investments      4,090,922        40,561          666,995
                                                                         ------------    ----------      -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS                                                                10,057,562       242,901        1,066,588
Changes From Unit Transactions:
  Accumulation Units:
..   Contract purchases                                                     33,210,614       100,615          155,324
..   Contract withdrawals and transfers to annuity reserves                 (4,662,644)     (593,743)        (947,360)
..   Contract transfers                                                     13,343,878      (159,301)       2,474,842
                                                                         ------------    ----------      -----------
                                                                           41,891,848      (652,429)       1,682,806
  Annuity Reserves:
..   Transfer from accumulation units and between subaccounts                   35,286         5,990               --
..   Annuity Payments                                                           (5,922)       (1,565)              --
..   Receipt (reimbursement) of mortality guarantee adjustments                    (58)           (4)              --
                                                                         ------------    ----------      -----------
                                                                               29,306         4,421               --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                              41,921,154      (648,008)       1,682,806
                                                                         ------------    ----------      -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                    51,978,716      (405,107)       2,749,394
                                                                         ------------    ----------      -----------
NET ASSETS AT DECEMBER 31, 2005                                          $114,789,057    $7,329,537      $10,374,349
                                                                         ============    ==========      ===========

                                                                         Scudder VIT
                                                                         EAFE Equity
                                                                         Index
                                                                         Subaccount
-------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2004                                            $ 1,884,156
Changes From Operations:
.. Net investment income (loss)                                                 8,028
.. Net realized gain (loss) on investments                                    167,733
.. Net change in unrealized appreciation or depreciation on investments       269,172
                                                                         -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS                                                                  444,933
Changes From Unit Transactions:
  Accumulation Units:
..   Contract purchases                                                       858,236
..   Contract withdrawals and transfers to annuity reserves                  (633,190)
..   Contract transfers                                                       598,402
                                                                         -----------
                                                                             823,448
  Annuity Reserves:
..   Transfer from accumulation units and between subaccounts                      --
..   Annuity Payments                                                              --
..   Receipt (reimbursement) of mortality guarantee adjustments                    --
                                                                         -----------
                                                                                  --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                                823,448
                                                                         -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                    1,268,381
                                                                         -----------
NET ASSETS AT DECEMBER 31, 2004                                            3,152,537
Changes From Operations:
.. Net investment income (loss)                                                39,939
.. Net realized gain (loss) on investments                                    407,679
.. Net change in unrealized appreciation or depreciation on investments      (485,542)
                                                                         -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS                                                                  (37,924)
Changes From Unit Transactions:
  Accumulation Units:
..   Contract purchases                                                       254,318
..   Contract withdrawals and transfers to annuity reserves                   (92,400)
..   Contract transfers                                                    (3,276,531)
                                                                         -----------
                                                                          (3,114,613)
  Annuity Reserves:
..   Transfer from accumulation units and between subaccounts                      --
..   Annuity Payments                                                              --
..   Receipt (reimbursement) of mortality guarantee adjustments                    --
                                                                         -----------
                                                                                  --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
 TRANSACTIONS                                                             (3,114,613)
                                                                         -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                   (3,152,537)
                                                                         -----------
NET ASSETS AT DECEMBER 31, 2005                                          $        --
                                                                         ===========

  Scudder VIT
  EAFE Equity   Scudder VIT   Scudder VIT                      Scudder VIT
  Index Service Equity 500    Equity 500 Index Scudder VIT     Small Cap Index
  Class         Index         Service Class    Small Cap Index Service Class
  Subaccount    Subaccount    Subaccount       Subaccount      Subaccount
  ----------------------------------------------------------------------------
   $   736,266  $ 81,353,452    $ 3,609,750      $11,685,822     $ 2,724,738
        (2,241)     (275,894)       (87,092)        (154,931)        (91,431)
        51,493      (145,036)         7,361          745,454         194,084
       513,145     6,975,657      1,234,976        1,677,466       1,128,323
   -----------  ------------    -----------      -----------     -----------
       562,397     6,554,727      1,155,245        2,267,989       1,230,976
     2,580,148     5,632,169      8,803,849        2,379,239       5,981,937
       (90,158)   (8,601,179)      (440,166)      (1,460,082)       (184,795)
     1,209,150    (4,050,350)     4,417,716        1,550,786       1,528,075
   -----------  ------------    -----------      -----------     -----------
     3,699,140    (7,019,360)    12,781,399        2,469,943       7,325,217
            --        43,889         43,372           42,388              --
            --       (57,457)          (227)          (6,903)             --
            --        13,204             --               85              --
   -----------  ------------    -----------      -----------     -----------
            --          (364)        43,145           35,570              --
     3,699,140    (7,019,724)    12,824,544        2,505,513       7,325,217
   -----------  ------------    -----------      -----------     -----------
     4,261,537      (464,997)    13,979,789        4,773,502       8,556,193
   -----------  ------------    -----------      -----------     -----------
     4,997,803    80,888,455     17,589,539       16,459,324      11,280,931
        94,993        67,404        (87,256)        (147,535)       (181,093)
       380,000     1,252,139        119,685        1,293,411         445,937
      (583,648)      618,087        833,657         (643,814)        375,436
   -----------  ------------    -----------      -----------     -----------
      (108,655)    1,937,630        866,086          502,062         640,280
     1,421,573     2,186,378     10,055,729        1,655,571       6,353,646
      (187,808)   (9,215,890)      (977,685)      (1,384,433)       (452,066)
    (6,122,913)   (7,562,131)     2,074,230         (957,545)      1,424,634
   -----------  ------------    -----------      -----------     -----------
    (4,889,148)  (14,591,643)    11,152,274         (686,407)      7,326,214
            --        80,489             --           24,984              --
            --       (71,182)        (2,668)         (11,616)             --
            --        14,637         (2,702)             485              --
   -----------  ------------    -----------      -----------     -----------
            --        23,944         (5,370)          13,853              --
    (4,889,148)  (14,567,699)    11,146,904         (672,554)      7,326,214
   -----------  ------------    -----------      -----------     -----------
    (4,997,803)  (12,630,069)    12,012,990         (170,492)      7,966,494
   -----------  ------------    -----------      -----------     -----------
   $        --  $ 68,258,386    $29,602,529      $16,288,832     $19,247,425
   ===========  ============    ===========      ===========     ===========

Lincoln Life Variable Annuity Account N

Notes to financial statements

December 31, 2005

1. Accounting Policies and Account Information
The Variable Account: Lincoln Life Variable Annuity Account N (Variable Account) is a segregated investment account of The Lincoln National Life Insurance Company (the Company) and is registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended, as a unit investment trust. The operations of the Variable Account, which commenced on November 24, 1998, are part of the operations of the Company. The Variable Account consists of eleven products. The available contracts are as follows:

               Lincoln Choice Plus         Lincoln Choice Plus II
               Lincoln Choice Plus Access    L-Share
               Lincoln Choice Plus Bonus   Lincoln Choice Plus
               Lincoln Choice Plus II        Assurance
               Lincoln Choice Plus II      Lincoln Choice Plus
                 Accessc                     Assurance Access
               Lincoln Choice Plus II      Lincoln Choice Plus
                 Bonus                       Assurance Bonus
                                           Lincoln Choice Plus
                                             Assurance L-Share

The assets of the Variable Account are owned by the Company. The portion of the Variable Account's assets supporting the annuity contracts may not be used to satisfy liabilities arising from any other business of the Company.

Basis of Presentation: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States for unit investment trusts.

Investments: The assets of the Variable Account are divided into variable subaccounts, each of which may be invested in shares of eighty five available mutual funds (the Funds) of thirteen diversified open-end management investment companies, each Fund with its own investment objective. The Funds are:

AIM Variable Insurance Funds (AIM V.I.):
  AIM V.I. Growth Fund
  AIM V.I. Growth Class II Fund
  AIM V.I. International Growth Fund
  AIM V.I. International Growth Class II Fund
  AIM V.I. Premier Equity Fund
  AIM V.I. Premier Equity Class II Fund

AllianceBernstein Variable Products Series Fund, Inc. (ABVPSF):
  ABVPSF Global Technology Class B Fund
  ABVPSF Growth and Income Class B Fund
  ABVPSF Large Cap Growth Class B Fund
  ABVPSF Small/Mid Cap Value Class B Fund

American Century Variable Portfolios, Inc. (American Century VP):
  American Century VP Inflation Protection (Class 2)

American Funds Insurance Series (American Funds):
  American Funds Global Growth Class 2 Fund
  American Funds Global Small Cap Class 2 Fund
  American Funds Growth Class 2 Fund
  American Funds Growth-Income Class 2 Fund
  American Funds International Class 2 Fund

Delaware VIP Trust (Delaware VIPT)*:
  Delaware VIPT Capital Reserves Service Class Series
  Delaware VIPT Diversified Income Service Class Series
  Delaware VIPT Emerging Markets Service Class Series
  Delaware VIPT High Yield Series
  Delaware VIPT High Yield Service Class Series
  Delaware VIPT International Value Equity Series
  Delaware VIPT REIT Series
  Delaware VIPT REIT Service Class Series
  Delaware VIPT Small Cap Value Series
  Delaware VIPT Small Cap Value Service Class Series
  Delaware VIPT Trend Series
  Delaware VIPT Trend Service Class Series
  Delaware VIPT U.S. Growth Service Class Series
  Delaware VIPT Value Series
  Delaware VIPT Value Service Class Series

Fidelity Variable Insurance Products Fund (Fidelity VIP):
  Fidelity VIP Contrafund Service Class 2 Portfolio
  Fidelity VIP Equity-Income Portfolio
  Fidelity VIP Equity-Income Service Class 2 Portfolio
  Fidelity VIP Growth Portfolio
  Fidelity VIP Growth Service Class 2 Portfolio
  Fidelity VIP Mid Cap Service Class 2 Portfolio
  Fidelity VIP Overseas Portfolio
  Fidelity VIP Overseas Service Class 2 Portfolio

Franklin Templeton Variable Insurance Products Trust (FTVIPT):
  FTVIPT Franklin Small-Mid Cap Growth Securities Class 2 Fund
  FTVIPT Templeton Global Income Securities Class 2 Fund
  FTVIPT Templeton Growth Securities Class 2 Fund

Janus Aspen Series:
  Janus Aspen Series Balanced Service Shares Portfolio
  Janus Aspen Series Mid Cap Growth Service Shares Portfolio
  Janus Aspen Series Worldwide Growth Service Shares Portfolio
Lincoln Variable Insurance Products Trust (Lincoln VIPT)*:
  Lincoln VIPT Aggressive Growth Fund
  Lincoln VIPT Aggressive Growth Service Class Fund
  Lincoln VIPT Aggressive Profile Service Class Fund
  Lincoln VIPT Bond Fund

Lincoln Life Variable Annuity Account N

  Lincoln VIPT Bond Service Class Fund
  Lincoln VIPT Capital Appreciation Fund
  Lincoln VIPT Capital Appreciation Service Class Fund
  Lincoln VIPT Conservative Profile Service Class Fund
  Lincoln VIPT Core Fund
  Lincoln VIPT Core Service Class Fund
  Lincoln VIPT Equity Income Service Class Fund
  Lincoln VIPT Global Asset Allocation Fund
  Lincoln VIPT Global Asset Allocation Service Class Fund
  Lincoln VIPT Growth Fund
  Lincoln VIPT Growth Service Class Fund
  Lincoln VIPT Growth and Income Service Class Fund
  Lincoln VIPT Growth Opportunities Service Class Fund
  Lincoln VIPT International Fund
  Lincoln VIPT International Service Class Fund
  Lincoln VIPT Moderate Profile Service Class Fund
  Lincoln VIPT Moderately Aggressive Profile Service Class Fund
  Lincoln VIPT Money Market Fund
  Lincoln VIPT Money Market Service Class Fund
  Lincoln VIPT Social Awareness Fund
  Lincoln VIPT Social Awareness Service Class Fund

MFS Variable Insurance Trust (MFS VIT):
  MFS VIT Capital Opportunities Service Class Series
  MFS VIT Emerging Growth Series
  MFS VIT Emerging Growth Service Class Series
  MFS VIT Total Return Series
  MFS VIT Total Return Service Class Series
  MFS VIT Utilities Series
  MFS VIT Utilities Service Class Series

Neuberger Berman Advisers Management Trust (NB AMT):
  NB AMT Mid-Cap Growth Portfolio
  NB AMT Regency Portfolio

Putnam Variable Trust (Putnam VT):
  Putnam VT Growth & Income Class IB Fund
  Putnam VT Health Sciences Class IB Fund

Scudder Investments VIT Funds (Scudder VIT):
  Scudder VIT Equity 500 Index Fund
  Scudder VIT Equity 500 Index Service Class Fund
  Scudder VIT Small Cap Index Fund
  Scudder VIT Small Cap Index Service Class Fund

* Denotes an affiliate of The Lincoln National Life Insurance Company

Investments in the Funds are stated at the closing net asset value per share on December 31, 2005, which approximates fair value. The difference between cost and fair value is reflected as unrealized appreciation or depreciation of investments.

Investment transactions are accounted for on a trade date basis. The cost of investments sold is determined by the average cost method.

Dividends: Dividends paid to the Variable Account are automatically reinvested in shares of the Funds on the payable date. Dividend income is recorded on the ex-dividend date.

Federal Income Taxes: Operations of the Variable Account form a part of and are taxed with operations of the Company, which is taxed as a "life insurance company" under the Internal Revenue Code. The Variable Account will not be taxed as a regulated investment company under Subchapter M of the Internal Revenue Code, as amended. Under current federal income tax law, no federal income taxes are payable with respect to the Variable Account's net investment income and the net realized gain on investments.

Annuity Reserves: Reserves on contracts not involving life contingencies are calculated using an assumed investment rate of 4%. Reserves on contracts involving life contingencies are calculated using a modification of the 1971 Individual Annuitant Mortality Table and an assumed investment rate of 4%.

New Investment Funds and Fund Name Changes: During 2004, the American Century VP Inflation Protection Class 2 Portfolio, the American Funds Global Growth Class 2 Fund, the Delaware VIPT Diversified Income Service Class Series and the Delaware VIPT Emerging Markets Service Class Series became available as investment options for Variable Account Contract owners. Accordingly, the 2004 statements of changes in net assets and total return and investment income ratios in note 3 for these subaccounts are for the period from the commencement of operations to December 31, 2004.

Also during 2004, the Delaware VIPT Large Cap Value Series changed its name to Delaware VIPT Value Series and the Delaware VIPT Large Cap Value Service Class Series changed its name to Delaware VIPT Value Service Class Series.

During 2005, the Delaware VIPT Capital Reserves Service Class Series, the Fidelity VIP Mid Cap Service Class 2 Portfolio, the FTVIPT Templeton Global Income Securities Class 2 Fund, the Lincoln VIPT Aggressive Profile Service Class Fund, the Lincoln VIPT Conservative Profile Service Class Fund, the Lincoln VIPT Core Fund, the Lincoln VIPT Core Service Class Fund, the Lincoln VIPT Equity Income Service Class Fund, the Lincoln VIPT Growth Fund, the Lincoln VIPT Growth Service Class Fund, the Lincoln VIPT Growth and Income Service
Class Fund, the Lincoln VIPT Growth Opportunities Service Class Fund, the Lincoln VIPT Moderate Profile

Lincoln Life Variable Annuity Account N

Service Class Fund and the Lincoln VIPT Moderately Aggressive Profile Service Class Fund became available as investment options for Variable Account Contract owners. Accordingly, the 2005 statement of operations and statements of changes in net assets and total return and investment income ratios in note 3 for these subaccounts are for the period from the commencement of operations to December 31, 2005.

Also during 2005, the ABVPSF Small Cap Value Class B Fund changed its name to the ABVPSF Small/Mid Cap Value Class B Fund, the ABVPSF Technology Class B Fund changed its name to the ABVPSF Global Technology Class B Fund, the ABVPSF Premier Growth Class B Fund changed its name to the ABVPSF Large Cap Growth Class B Fund and the FTVIPT Franklin Small Cap Class 2 Fund changed its name to the FTVIPT Franklin Small-Mid Cap Growth Securities Class 2 Fund.

Fund Closings: During 2005, the Scudder VIT EAFE Equity Index Fund and the Scudder VIT EAFE Equity Index Service Class Fund ceased to be available as investment options to Variable Account Contract owners.
2. Mortality and Expense Guarantees and Other Transactions with Affiliates Amounts are paid to the Company for mortality and expense guarantees at a percentage of each portfolio's average daily net assets within the Variable Account. The rates are as follows for the eleven contract types:

..  Lincoln Choice Plus at a daily rate of .0038356% to .0064384% (1.40% to
   2.35% on an annual basis)
..  Lincoln Choice Plus Access at a daily rate of .0038356% to .0071233% (1.40%
   to 2.60% on an annual basis)
..  Lincoln Choice Plus Bonus at a daily rate of .0038356% to .0069863% (1.40%
   to 2.55% on an annual basis)
..  Lincoln Choice Plus II at a daily rate of .0035616% to .0064384% (1.30% to
   2.35% on an annual basis)
..  Lincoln Choice Plus II Access at a daily rate of .0038356% to
   .0071233% (1.40% to 2.60% on an annual basis)
..  Lincoln Choice Plus II Bonus at a daily rate of .0038356% to
   .0069863% (1.40% to 2.55% on an annual basis)
..  Lincoln Choice Plus II L-Share at a daily rate of .0038356% to
   .0072603% (1.40% to 2.65% on an annual basis)
..  Lincoln Choice Plus Assurance at a daily rate of .0034247% to
   .0067123% (1.25% to 2.45% on an annual basis)
..  Lincoln Choice Plus Assurance Access at a daily rate of .0038356% to
   .0078082% (1.40% to 2.85% on an annual basis)
..  Lincoln Choice Plus Assurance Bonus at a daily rate of .0038356% to
   .0073973% (1.40% to 2.70% on an annual basis)
..  Lincoln Choice Plus Assurance L-Share at a daily rate of .0038356% to
   .0076712% (1.40% to 2.80% on an annual basis)

In addition, $5,905,222 was retained by the Company for contract charges and surrender charges during 2005.

The Company is responsible for all sales, general and administrative expenses applicable to the Variable Account.

Lincoln Life Variable Annuity Account N

3. Financial Highlights

A summary of the fee rates, unit values, units outstanding, net assets and total return and investment income ratios for variable annuity contracts as of and for each year or period in the five years ended December 31, 2005 follows.


                             Minimum Maximum Minimum  Maximum                              Minimum   Maximum   Investment
                Commencement Fee     Fee     Unit     Unit     Units                       Total     Total     Income
Subaccount Year Date(1)      Rate(2) Rate(2) Value(3) Value(3) Outstanding   Net Assets    Return(4) Return(4) Ratio(5)
-------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation
           2002               1.40%   1.85%   $ 4.42   $ 9.03   2,209,975    $  10,314,185  (25.74)%  (25.41)%    0.00%
           2001               1.40%   1.90%     5.93     6.31   2,687,530       16,777,770  (24.65)%  (24.35)%    9.44%
AIM V.I. Growth
           2005               1.40%   2.15%     4.68    10.56   1,604,479       11,094,167    5.51%     5.98%     0.00%
           2004               1.40%   1.85%     4.43     9.98   2,117,029       13,844,865    6.24%     6.72%     0.00%
           2003               1.40%   1.85%     4.16     9.37   2,586,566       15,880,142   28.84%    29.42%     0.00%
           2002               1.40%   1.85%     3.22     7.26   3,054,616       14,483,804  (32.24)%  (31.93)%    0.00%
           2001               1.40%   1.90%     4.74     7.57   3,937,811       27,559,929  (35.07)%  (34.81)%    0.22%
AIM V.I. Growth Class II
           2005               1.30%   1.95%    10.73    14.81     454,340        5,104,702    5.09%     5.77%     0.00%
           2004               1.30%   2.35%    10.21    14.08     499,787        5,345,783    5.91%     6.61%     0.00%
           2003               1.30%   1.95%     9.64    10.14     477,389        4,766,041   28.36%    29.06%     0.00%
           2002               1.40%   1.95%     7.51     7.87     169,631        1,289,762  (32.47)%  (32.08)%    0.00%
           2001  9/19/2001    1.40%   1.95%    11.12    11.62       6,330           71,150   11.19%    16.20%     0.46%
AIM V.I. International Growth
           2005               1.40%   2.15%     8.94    18.69     932,673       11,255,535   15.42%    16.29%     0.61%
           2004               1.40%   2.15%     7.72    16.17   1,099,843       11,434,378   21.49%    22.28%     0.62%
           2003               1.40%   2.05%     6.34    11.12   1,314,993       11,187,573   26.63%    27.27%     0.49%
           2002               1.40%   1.90%     5.00     8.78   1,480,348        9,923,066  (17.26)%  (16.85)%    0.67%
           2001               1.40%   1.90%     6.04     8.60   1,879,263       15,221,560  (24.90)%  (24.60)%    0.36%
AIM V.I. International Growth Class II
           2005               1.30%   2.45%    15.44    18.50     402,262        6,449,458   14.91%    16.18%     0.58%
           2004               1.30%   2.40%    13.38    16.05     425,659        5,860,514   21.13%    22.11%     0.59%
           2003               1.30%   2.10%    11.03    11.75     311,193        3,506,721   26.12%    26.81%     0.25%
           2002               1.40%   1.95%     8.75     9.29     108,075          952,943  (17.53)%  (17.07)%    2.04%
           2001  9/19/2001    1.40%   1.95%    10.60    11.23       2,478           26,611    6.03%    12.29%     0.43%
AIM V.I. Premier Equity
           2005               1.40%   2.35%     6.60    13.63   3,257,996       28,494,078    3.51%     4.19%     0.77%
           2004               1.40%   2.05%     6.35     9.94   4,153,585       34,983,584    3.83%     4.30%     0.43%
           2003               1.40%   1.85%     6.10     9.55   5,221,256       42,037,082   22.79%    23.34%     0.29%
           2002               1.40%   1.85%     4.96     7.76   6,217,531       40,633,321  (31.54)%  (31.23)%    0.28%
           2001               1.40%   1.90%     7.22    10.16   8,287,369       79,109,595  (14.12)%  (13.78)%    0.13%
AIM V.I. Premier Equity Class II
           2005               1.30%   2.20%    10.09    12.75     826,147        8,671,685    3.07%     4.00%     0.61%
           2004               1.30%   2.20%     9.77    12.26     924,978        9,336,907    3.46%     4.13%     0.32%
           2003               1.30%   1.95%     9.44     9.93     874,101        8,456,104   22.42%    23.10%     0.29%
           2002               1.40%   1.95%     7.71     8.10     561,380        4,355,616  (31.79)%  (31.41)%    0.68%
           2001  9/19/2001    1.40%   1.95%    11.31    11.84      33,718          383,052   13.05%    18.43%     0.33%
ABVPSF Global Technology Class B
           2005               1.25%   2.65%     4.11    16.19   2,865,931       15,883,898    1.03%     2.31%     0.00%
           2004               1.30%   2.55%     4.03    15.94   3,240,821       16,596,090    2.95%     3.73%     0.00%
           2003               1.30%   2.05%     3.90    10.45   3,521,618       16,241,721   41.02%    41.79%     0.00%
           2002               1.40%   1.95%     2.75     7.38   3,027,747        9,064,933  (42.94)%  (42.62)%    0.00%
           2001               1.40%   1.95%     4.81     5.12   3,632,585       18,346,792  (26.79)%  (26.49)%    0.00%
ABVPSF Growth Class B
           2002               1.40%   1.85%     4.24     8.45     941,466        4,257,982  (29.58)%  (29.26)%    0.00%
           2001               1.40%   1.90%     6.01     6.51   1,044,009        6,661,632  (25.01)%  (24.71)%    0.21%
ABVPSF Growth and Income Class B
           2005               1.25%   2.80%    11.45    15.58  16,191,191      206,322,630    1.86%     3.25%     1.28%
           2004               1.30%   2.65%    11.15    15.17  13,908,523      172,477,094    8.31%     9.79%     0.72%
           2003               1.30%   2.65%    10.21    12.32   9,896,069      111,968,167   29.63%    30.35%     0.79%
           2002               1.40%   1.95%     7.86     9.45   7,025,237       61,246,306  (23.77)%  (23.35)%    0.55%
           2001               1.40%   1.95%    10.30    12.33   4,813,757       55,481,868   (1.64)%   (1.24)%    0.51%

Lincoln Life Variable Annuity Account N

                             Minimum Maximum Minimum  Maximum                               Minimum   Maximum   Investment
                Commencement Fee     Fee     Unit     Unit     Units                        Total     Total     Income
Subaccount Year Date(1)      Rate(2) Rate(2) Value(3) Value(3) Outstanding   Net Assets     Return(4) Return(4) Ratio(5)
--------------------------------------------------------------------------------------------------------------------------
ABVPSF Large Cap Growth Class B
           2005               1.30%   2.65%   $ 6.19   $14.26   4,848,291    $   38,794,594   11.96%    13.36%     0.00%
           2004               1.30%   2.55%     5.49    12.68   4,906,004        34,130,631    6.04%     6.95%     0.00%
           2003               1.30%   2.15%     5.16     9.89   4,506,741        28,289,885   20.99%    21.65%     0.00%
           2002               1.40%   1.95%     4.25     8.14   3,795,071        18,525,723  (32.18)%  (31.80)%    0.00%
           2001               1.40%   1.95%     6.24     7.28   3,564,921        24,442,488  (18.88)%  (18.55)%    0.00%
ABVPSF Small/Mid Cap Value Class B
           2005               1.25%   2.80%    15.89    19.45   3,060,293        53,499,928    3.84%     5.25%     0.56%
           2004               1.30%   2.65%    15.40    18.62   2,055,473        35,366,991   16.31%    17.54%     0.07%
           2003               1.30%   2.35%    15.06    15.24     967,864        14,514,469   38.17%    38.94%     0.42%
           2002               1.40%   1.95%    10.90    10.97     326,746         3,575,877   (8.18)%   (7.67)%    0.17%
           2001  9/19/2001    1.40%   1.95%    11.87    11.88      17,975           213,573   18.66%    18.83%     0.00%
American Century VP Inflation Protection Class 2
           2005               1.25%   2.85%    10.23    10.45   9,646,622       100,042,811   (1.10)%    0.25%     4.69%
           2004  5/24/2004    1.30%   2.65%    10.34    10.43   3,079,182        32,042,442    0.81%     5.20%     2.06%
American Funds Global Growth Class 2
           2005               1.25%   2.80%    12.44    12.71   4,729,847        59,479,022   11.09%    12.60%     0.64%
           2004  5/24/2004    1.30%   2.65%    11.20    11.29   1,552,710        17,496,155    9.02%    12.95%     0.09%
American Funds Global Small Capitalization Class 2
           2005               1.25%   2.80%    10.59    23.26   9,624,135       146,086,924   22.08%    23.73%     0.97%
           2004               1.30%   2.65%     8.57    18.90   7,448,131        86,948,362   17.84%    19.32%     0.00%
           2003               1.30%   2.55%     7.19    15.07   3,883,351        35,447,235   50.57%    51.40%     0.55%
           2002               1.40%   1.95%     4.75     9.97   2,325,737        12,718,350  (20.62)%  (20.18)%    0.71%
           2001               1.40%   1.95%     5.95     7.11   1,669,487        10,644,958  (14.41)%  (14.07)%    0.86%
American Funds Growth Class 2
           2005               1.25%   2.85%     9.06    17.97  85,725,228     1,027,944,645   13.15%    14.69%     0.76%
           2004               1.30%   2.65%     7.93    15.76  68,042,386       685,173,120    9.56%    11.04%     0.21%
           2003               1.30%   2.65%     7.17    12.34  41,130,557       348,311,333   34.17%    34.91%     0.15%
           2002               1.40%   1.95%     5.32     9.16  19,990,977       118,810,376  (25.92)%  (25.51)%    0.04%
           2001               1.40%   1.95%     7.16     7.82  12,006,135        91,340,576  (19.62)%  (19.29)%    0.47%
American Funds Growth-Income Class 2
           2005               1.25%   2.85%    12.35    15.91  87,562,380     1,158,679,589    3.06%     4.47%     1.46%
           2004               1.30%   2.65%    11.88    15.31  68,627,474       873,734,564    7.49%     8.95%     1.08%
           2003               1.30%   2.65%    10.96    11.99  37,515,991       436,956,266   29.87%    30.59%     1.40%
           2002               1.40%   1.95%     8.43     9.18  16,748,171       148,747,080  (19.92)%  (19.48)%    1.32%
           2001               1.40%   1.95%    10.51    11.41   7,534,078        83,147,010    0.73%     1.13%     1.82%
American Funds International Class 2
           2005               1.25%   2.85%     8.51    20.13  33,907,194       413,015,292   18.33%    19.93%     1.71%
           2004               1.30%   2.65%     7.10    16.88  26,363,351       254,014,200   16.20%    17.78%     1.64%
           2003               1.30%   2.65%     6.04    12.07  16,087,085       117,109,450   32.25%    32.98%     1.75%
           2002               1.40%   1.95%     4.54     9.09   8,176,848        41,942,992  (16.49)%  (16.03)%    1.46%
           2001               1.40%   1.95%     5.41     6.20   5,624,790        32,124,018  (21.32)%  (21.00)%    0.89%
Delaware VIPT Capital Reserves Service Class
           2005   6/6/2005    1.25%   2.50%     9.87     9.97     417,378         4,142,143   (0.75)%    0.75%     2.23%
Delaware VIPT Devon
           2002               1.40%   1.40%     5.45     5.45     426,301         2,323,772  (23.44)%  (23.44)%    0.98%
           2001               1.40%   1.65%     7.12     7.12     562,667         4,007,232  (10.45)%  (10.45)%    0.72%
Delaware VIPT Diversified Income Service Class
           2005               1.25%   2.85%    10.46    10.69  11,110,785       117,668,130   (3.19)%   (1.87)%    0.59%
           2004  5/24/2004    1.30%   2.65%    10.81    10.89   3,955,275        43,006,321    0.10%     8.88%     0.00%
Delaware VIPT Emerging Markets
           2002               1.40%   1.60%    10.99    11.89     267,708         2,942,796    3.50%     3.71%     2.34%
           2001               1.40%   1.65%    10.60    10.60     186,369         1,975,663    3.82%     3.82%     0.51%
Delaware VIPT Emerging Markets Service Class
           2005               1.25%   2.80%    16.74    32.08   3,755,710        63,653,626   24.04%    25.47%     0.07%
           2004  5/26/2004    1.30%   2.45%    13.50    25.71     690,972        10,347,465   16.16%    34.46%     0.00%
           2002               1.60%   1.80%     8.80    10.74      65,153           574,932    3.15%     3.36%     3.18%
           2001               1.40%   1.90%     8.53     8.58      63,308           542,506    3.29%     3.73%     0.23%

Lincoln Life Variable Annuity Account N


                             Minimum Maximum Minimum  Maximum                             Minimum   Maximum   Investment
                Commencement Fee     Fee     Unit     Unit     Units                      Total     Total     Income
Subaccount Year Date(1)      Rate(2) Rate(2) Value(3) Value(3) Outstanding   Net Assets   Return(4) Return(4) Ratio(5)
------------------------------------------------------------------------------------------------------------------------
Delaware VIPT High Yield
           2005               1.40%   2.15%   $10.96   $15.84   1,361,372    $ 15,016,454    1.38%     2.15%     7.55%
           2004               1.40%   2.15%    10.73    14.75   1,781,940      19,188,007   12.38%    12.66%     6.68%
           2003               1.40%   1.65%     9.53    13.12   2,496,030      23,797,308   26.64%    26.96%     6.27%
           2002               1.40%   1.65%     7.50    10.35   1,721,471      12,921,345    0.15%     0.42%     9.65%
           2001               1.40%   1.65%     7.47     7.47   1,213,714       9,070,122   (5.43)%   (5.43)%    9.54%
Delaware VIPT High Yield Service Class
           2005               1.25%   2.85%    12.05    15.91  11,482,026     151,343,314    0.64%     2.01%     6.00%
           2004               1.30%   2.65%    11.87    15.68   9,299,746     121,685,217   11.04%    12.55%     4.87%
           2003               1.30%   2.65%    10.60    13.11   5,206,710      60,480,694   26.13%    26.82%     4.82%
           2002               1.40%   1.95%     8.39    10.34   1,382,826      12,415,349   (0.32)%    0.23%     8.35%
           2001               1.40%   1.95%     8.41     8.46     631,834       5,360,163   (6.09)%   (5.70)%    6.52%
Delaware VIPT International Value Equity
           2005               1.40%   1.65%    16.48    18.13     170,735       2,813,892   11.03%    11.31%     1.40%
           2004               1.40%   1.65%    14.80    16.33     149,061       2,207,313   19.80%    20.10%     2.70%
           2003               1.40%   1.65%    12.32    13.63     175,704       2,166,408   41.09%    41.45%     2.39%
           2002               1.40%   1.65%     8.71     9.66     157,859       1,376,382  (11.87)%  (11.65)%    2.22%
           2001               1.40%   1.65%     9.86     9.86     172,011       1,696,649  (14.05)%  (14.05)%    2.87%
Delaware VIPT REIT
           2005               1.40%   2.15%    19.78    25.18     917,113      22,971,856    5.42%     5.68%     2.04%
           2004               1.40%   1.65%    18.77    23.83   1,227,905      29,150,435   29.23%    29.55%     2.11%
           2003               1.40%   1.65%    14.52    18.39   1,279,047      23,460,839   31.83%    32.16%     2.55%
           2002               1.40%   1.65%    11.01    13.92   1,303,063      18,104,452    2.82%     3.07%     1.84%
           2001               1.40%   1.65%    13.50    13.50     624,028       8,419,985    7.28%     7.28%     1.36%
Delaware VIPT REIT Service Class
           2005               1.25%   2.80%    16.28    21.23   8,802,972     161,758,580    4.06%     5.48%     1.55%
           2004               1.30%   2.65%    15.57    20.15   6,905,964     126,052,112   27.79%    29.39%     1.53%
           2003               1.30%   2.55%    13.96    15.45   3,514,224      51,191,530   31.15%    31.87%     2.01%
           2002               1.40%   1.95%    10.63    11.75   1,642,639      18,769,932    2.37%     2.93%     1.57%
           2001               1.40%   1.95%    11.42    11.49     488,935       5,572,105    6.73%     7.18%     1.23%
Delaware VIPT Select Growth
           2002               1.40%   1.60%     3.61     8.12   1,792,425       6,481,162  (33.60)%  (33.47)%    0.00%
           2001               1.40%   1.65%     5.43     5.43   2,187,582      11,874,368  (24.85)%  (24.85)%    0.00%
Delaware VIPT Select Growth Service Class
           2002               1.60%   1.85%     3.71     8.08     705,603       2,647,287  (33.85)%  (33.68)%    0.00%
           2001               1.40%   1.90%     5.61     5.64     667,388       3,766,093  (25.26)%  (24.95)%    0.00%
Delaware VIPT Small Cap Value
           2005               1.40%   2.35%    18.37    21.30   1,518,277      32,285,750    7.63%     7.90%     0.38%
           2004               1.40%   1.65%    17.06    19.75   1,744,483      34,401,846   19.49%    19.79%     0.20%
           2003               1.40%   1.65%    14.27    16.48   1,911,460      31,463,013   39.66%    40.01%     0.38%
           2002               1.40%   1.65%    10.21    11.77   1,874,844      22,059,412   (7.15)%   (6.92)%    0.48%
           2001               1.40%   1.65%    12.65    12.65   1,325,355      16,754,911   10.29%    10.29%     0.77%
Delaware VIPT Small Cap Value Service Class
           2005               1.25%   2.80%    16.59    21.80  10,633,977     196,817,038    6.29%     7.74%     0.14%
           2004               1.30%   2.65%    15.54    20.25   7,036,912     128,023,938   18.35%    19.60%     0.02%
           2003               1.30%   2.35%    14.13    16.81   4,064,442      63,655,137   38.93%    39.70%     0.20%
           2002               1.40%   1.95%    10.16    12.06   2,117,810      24,498,184   (7.54)%   (7.04)%    0.27%
           2001               1.40%   1.95%    12.94    13.05     620,311       8,000,427    9.68%    10.09%     0.46%
Delaware VIPT Social Awareness
           2002               1.40%   1.60%     7.20     8.76     575,595       4,143,898  (24.08)%  (23.92)%    0.40%
           2001               1.40%   1.65%     9.46     9.46     634,786       6,007,037  (10.79)%  (10.79)%    0.23%
Delaware VIPT Social Awareness Service Class
           2002               1.60%   1.80%     5.90     8.72     102,436         614,015  (24.36)%  (24.21)%    0.21%
           2001               1.40%   1.90%     7.79     7.84     107,725         853,315  (11.30)%  (10.92)%    0.09%
Delaware VIPT Trend
           2005               1.40%   2.15%    13.73    17.05   1,802,451      30,707,868    4.13%     4.39%     0.00%
           2004               1.40%   1.65%    13.18    16.33   2,361,636      38,545,101   10.76%    11.04%     0.00%
           2003               1.40%   1.65%    11.89    14.71   2,681,212      39,417,437   32.89%    33.22%     0.00%
           2002               1.40%   1.65%     8.94    11.04   2,916,731      32,186,140  (21.26)%  (21.05)%    0.00%
           2001               1.40%   1.65%    13.98    13.98   3,587,285      50,151,476  (16.52)%  (16.52)%    0.00%

Lincoln Life Variable Annuity Account N


                             Minimum Maximum Minimum  Maximum                             Minimum   Maximum   Investment
                Commencement Fee     Fee     Unit     Unit     Units                      Total     Total     Income
Subaccount Year Date(1)      Rate(2) Rate(2) Value(3) Value(3) Outstanding   Net Assets   Return(4) Return(4) Ratio(5)
------------------------------------------------------------------------------------------------------------------------
Delaware VIPT Trend Service Class
           2005               1.25%   2.80%   $ 7.66   $16.67   9,417,497    $107,820,967    2.85%     4.25%     0.00%
           2004               1.30%   2.65%     7.38    16.07   9,480,716     101,229,754    9.38%    10.87%     0.00%
           2003               1.30%   2.65%     6.69    13.41   5,631,974      50,750,853   32.19%    32.92%     0.00%
           2002               1.40%   1.95%     5.06    10.09   3,494,864      20,612,639  (21.61)%  (21.18)%    0.00%
           2001               1.40%   1.95%     6.44     6.48   1,970,053      12,884,782  (16.96)%  (16.63)%    0.00%
Delaware VIPT U.S. Growth Service Class
           2005               1.30%   2.65%    11.07    13.99   3,262,415      38,980,114   11.42%    12.93%     0.37%
           2004               1.30%   2.65%     9.87    12.46   3,281,070      34,757,989    0.33%     1.70%     0.00%
           2003               1.30%   2.65%     9.77     9.89     843,958       8,688,397   21.05%    21.65%     0.01%
           2002               1.40%   1.90%     8.07     8.13      74,374         602,736  (30.60)%  (30.26)%    0.04%
           2001  9/19/2001    1.40%   1.95%    11.63    11.65       1,612          18,849   16.34%    16.52%     0.00%
Delaware VIPT Value
           2005               1.40%   2.35%    11.98    13.22   1,470,232      17,634,039    4.29%     4.55%     1.68%
           2004               1.40%   1.65%    11.46    11.80   1,499,570      17,193,059   13.11%    13.33%     1.57%
           2003               1.40%   1.60%    10.11    10.43   1,637,137      16,557,842   26.26%    26.51%     1.66%
           2002               1.40%   1.60%     7.99     8.26   1,352,162      10,810,321  (19.97)%  (19.81)%    1.60%
           2001               1.40%   1.65%     9.97     9.97   1,486,136      14,815,032   (5.22)%   (5.22)%    0.18%
Delaware VIPT Value Service Class
           2005               1.25%   2.80%    12.08    15.69   5,229,714      68,306,425    3.03%     4.43%     1.08%
           2004               1.30%   2.65%    11.63    15.10   2,352,748      30,019,065   12.21%    13.11%     1.08%
           2003               1.30%   2.10%    10.34    11.23   1,125,234      12,558,833   25.63%    26.33%     1.50%
           2002               1.40%   1.95%     8.22     8.89     597,704       5,207,353  (20.39)%  (19.93)%    1.01%
           2001               1.40%   1.95%    10.88    10.95     250,463       2,725,871   (5.76)%   (5.34)%    0.05%
Dreyfus Developing Leaders
           2002               1.40%   1.40%    10.73    10.73     239,550       2,571,334  (20.25)%  (20.25)%    0.05%
           2001               1.40%   1.65%    13.46    13.46     292,525       3,936,865   (7.42)%   (7.42)%    0.41%
Fidelity VIP Contrafund Service Class 2
           2005               1.25%   2.85%    15.70    16.14  15,529,612     242,707,287   13.61%    15.16%     0.09%
           2004               1.30%   2.65%    13.75    14.09   7,227,480     100,567,575   12.15%    13.67%     0.13%
           2003               1.30%   2.65%    12.18    12.33   2,337,942      28,698,100   25.72%    26.42%     0.15%
           2002               1.40%   1.95%     9.69     9.76     430,608       4,189,976  (11.36)%  (10.86)%    0.17%
           2001  9/19/2001    1.40%   1.95%    10.93    10.95      25,910         283,522    9.29%     9.46%     0.00%
Fidelity VIP Equity-Income
           2005               1.40%   2.15%    12.35    15.54   2,187,704      28,049,062    3.62%     4.39%     1.71%
           2004               1.40%   2.15%    11.86    12.76   2,706,796      33,239,120    9.70%     9.98%     1.56%
           2003               1.40%   1.65%    10.80    11.63   2,927,303      32,683,551   28.20%    28.52%     1.84%
           2002               1.40%   1.65%     8.42     9.07   3,191,587      27,726,540  (18.31)%  (18.10)%    1.70%
           2001               1.40%   1.65%    10.61    10.61   3,138,208      33,295,221   (6.28)%   (6.28)%    1.57%
Fidelity VIP Equity-Income Service Class 2
           2005               1.30%   2.65%    11.89    15.56   8,341,856     108,463,653    2.81%     4.21%     1.25%
           2004               1.30%   2.65%    11.47    15.01   6,568,159      81,874,928    8.87%     9.80%     1.04%
           2003               1.30%   2.15%    10.50    11.63   3,106,889      34,700,736   27.52%    28.22%     1.21%
           2002               1.40%   1.95%     8.22     9.07   1,411,281      12,022,860  (18.76)%  (18.31)%    1.10%
           2001               1.40%   1.95%    10.10    10.16     540,415       5,490,108   (6.92)%   (6.54)%    0.57%
Fidelity VIP Growth
           2005               1.40%   2.15%     9.83    14.01   1,972,496      19,401,348    3.55%     4.33%     0.54%
           2004               1.40%   2.15%     9.42    10.76   2,565,999      24,186,820    1.69%     1.94%     0.28%
           2003               1.40%   1.65%     9.24    10.58   3,068,551      28,369,256   30.68%    31.00%     0.28%
           2002               1.40%   1.65%     7.05     8.10   3,561,815      25,137,106  (31.25)%  (31.08)%    0.28%
           2001               1.40%   1.65%    10.24    10.24   4,870,074      49,855,065  (18.80)%  (18.80)%    0.08%
Fidelity VIP Growth Service Class 2
           2005               1.25%   2.80%     6.30    13.94   4,476,186      40,555,043    2.74%     4.14%     0.21%
           2004               1.30%   2.65%     6.08    13.47   2,742,063      22,976,078    0.73%     1.79%     0.11%
           2003               1.30%   2.35%     6.01    10.59   1,693,187      12,346,857   29.98%    30.70%     0.10%
           2002               1.40%   1.95%     4.61     8.10   1,226,819       6,303,717  (31.65)%  (31.27)%    0.13%
           2001               1.40%   1.95%     6.74     6.78   1,220,571       8,375,605  (19.33)%  (19.04)%    0.06%
Fidelity VIP Growth Opportunities
           2002               1.40%   1.40%     5.68     5.68   1,618,820       9,192,932  (22.93)%  (22.93)%    1.22%
           2001               1.40%   1.65%     7.37     7.37   2,233,086      16,455,500  (15.61)%  (15.61)%    0.41%

Lincoln Life Variable Annuity Account N


                             Minimum Maximum Minimum  Maximum                            Minimum   Maximum   Investment
                Commencement Fee     Fee     Unit     Unit     Units                     Total     Total     Income
Subaccount Year Date(1)      Rate(2) Rate(2) Value(3) Value(3) Outstanding   Net Assets  Return(4) Return(4) Ratio(5)
-----------------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Opportunities Service Class 2
           2002               1.60%   1.80%   $ 5.44   $ 8.68      85,860    $   470,570  (23.41)%  (23.25)%    0.85%
           2001               1.40%   1.90%     7.11     7.14      92,660        661,919  (16.17)%  (15.87)%    0.28%
Fidelity VIP Mid Cap Service Class 2
           2005   6/6/2005    1.25%   2.85%    11.49    11.59   2,530,388     29,265,696    3.06%    16.25%     0.00%
Fidelity VIP Overseas
           2005               1.40%   2.15%    12.88    18.86     605,539      7,809,350   16.51%    17.39%     0.67%
           2004               1.40%   2.15%    10.97    13.46     695,470      7,639,894   11.83%    12.06%     1.13%
           2003               1.40%   1.60%     9.79    12.03     730,313      7,151,986   41.10%    41.38%     0.85%
           2002               1.40%   1.60%     6.93     8.53     744,912      5,159,899  (21.55)%  (21.39)%    0.84%
           2001               1.40%   1.65%     8.81     8.81     920,542      8,111,651  (22.26)%  (22.26)%    5.87%
Fidelity VIP Overseas Service Class 2
           2005               1.25%   2.80%     9.48    18.78   6,857,887     93,652,564   15.68%    17.25%     0.39%
           2004               1.30%   2.65%     8.13    16.12   4,295,700     49,857,492   10.35%    11.85%     0.60%
           2003               1.30%   2.65%     7.30    12.07   1,514,804     13,712,180   40.28%    41.05%     0.23%
           2002               1.40%   1.95%     5.20     8.56     595,370      3,253,837  (22.00)%  (21.57)%    0.36%
           2001               1.40%   1.95%     6.65     6.69     462,865      3,117,723  (22.57)%  (22.26)%    4.37%
FTVIPT Franklin Mutual Shares Securities Class 2
           2002               1.40%   1.90%     8.71    11.12   2,553,871     26,889,186  (13.47)%  (13.04)%    0.93%
           2001               1.40%   1.90%    11.40    12.78   1,979,902     24,081,082    5.13%     5.55%     1.49%
FTVIPT Franklin Small-Mid Cap Growth Securities Class 2
           2005               1.25%   2.80%     6.81    17.49   6,525,815     59,207,077    2.05%     3.43%     0.00%
           2004               1.30%   2.65%     6.59    17.00   5,959,921     49,278,519    9.16%    10.04%     0.00%
           2003               1.30%   2.10%     6.00    11.67   4,577,044     31,394,991   34.60%    35.34%     0.00%
           2002               1.40%   1.95%     4.43     8.64   3,562,355     17,032,796  (30.07)%  (29.68)%    0.25%
           2001               1.40%   1.95%     6.30     6.71   2,658,181     17,329,816  (16.76)%  (16.43)%    0.38%
FTVIPT Templeton Foreign Securities Class 2
           2002               1.40%   1.90%     6.38     8.72     945,905      6,228,122  (20.10)%  (19.70)%    2.34%
           2001               1.40%   1.90%     7.98     8.30     753,613      6,187,698  (17.50)%  (17.16)%    2.48%
FTVIPT Templeton Global Income Securities Class 2
           2005   6/6/2005    1.25%   2.80%     9.81     9.90     941,896      9,296,781   (1.70)%    2.14%     0.11%
FTVIPT Templeton Growth Securities Class 2
           2005               1.25%   2.80%    12.51    16.72   6,482,117     89,831,343    6.02%     7.46%     1.09%
           2004               1.30%   2.65%    11.70    15.64   3,921,711     51,068,185   13.28%    14.53%     1.14%
           2003               1.30%   2.40%    10.27    11.67   2,086,334     23,332,586   29.59%    30.30%     1.46%
           2002               1.40%   1.95%     7.91     8.97   1,100,054      9,317,702  (20.07)%  (19.62)%    2.50%
           2001               1.40%   1.95%     9.88    10.73     510,547      5,372,301   (3.07)%   (2.68)%    1.78%
Janus Aspen Series Balanced Service Shares
           2005               1.30%   2.65%    12.05    12.70   3,213,240     39,730,293    4.85%     6.27%     2.10%
           2004               1.30%   2.65%    11.55    11.94   3,249,338     37,916,501    5.78%     6.89%     2.48%
           2003               1.30%   2.35%    10.87    11.01   2,319,319     25,413,234   11.53%    12.14%     2.22%
           2002               1.40%   1.95%     9.75     9.82     882,961      8,649,699   (8.48)%   (7.97)%    3.58%
           2001  9/19/2001    1.40%   1.95%    10.65    10.67      23,084        246,189    6.52%     6.69%     3.26%
Janus Aspen Series Mid Cap Growth Service Shares
           2005               1.30%   2.55%    13.76    17.48   1,051,727     15,318,067    9.32%    10.58%     0.00%
           2004               1.30%   2.45%    12.52    15.82     766,944     10,085,016   17.68%    18.92%     0.00%
           2003               1.30%   2.35%    10.60    10.73     280,391      3,054,564   32.16%    32.90%     0.00%
           2002               1.40%   1.95%     8.02     8.07      59,088        475,865  (29.50)%  (29.15)%    0.00%
           2001  9/19/2001    1.40%   1.95%    11.38    11.39       4,834         55,109   13.77%    13.94%     0.00%
Janus Aspen Series Worldwide Growth Service Shares
           2005               1.30%   2.45%    10.78    13.15     388,509      4,361,767    3.01%     4.20%     1.18%
           2004               1.30%   2.45%    10.42    12.62     471,875      5,086,972    2.51%     3.18%     0.94%
           2003               1.30%   1.95%    10.16    10.29     431,027      4,472,346   21.29%    21.96%     0.93%
           2002               1.40%   1.95%     8.38     8.44     242,345      2,040,094  (27.16)%  (26.74)%    0.87%
           2001  9/19/2001    1.40%   1.95%    11.50    11.52       6,855         78,994   15.02%    15.20%     0.20%
Liberty VIT Growth & Income
           2002               1.40%   1.40%     8.81     8.81     341,662      3,011,627  (23.04)%  (23.04)%    0.93%
           2001               1.40%   1.65%    11.45    11.45     497,734      5,700,557   (1.99)%   (1.99)%    1.01%
Liberty VIT Newport Tiger
           2002               1.40%   1.85%     5.38     9.71     499,385      3,847,367  (18.49)%  (18.12)%    1.04%
           2001               1.40%   1.90%     6.60    10.99     582,167      5,759,764  (19.94)%  (19.62)%    0.78%

Lincoln Life Variable Annuity Account N


                             Minimum Maximum Minimum  Maximum                             Minimum   Maximum   Investment
                Commencement Fee     Fee     Unit     Unit     Units                      Total     Total     Income
Subaccount Year Date(1)      Rate(2) Rate(2) Value(3) Value(3) Outstanding   Net Assets   Return(4) Return(4) Ratio(5)
------------------------------------------------------------------------------------------------------------------------
Lincoln VIPT Aggressive Growth
           2005               1.30%   2.65%   $13.24   $16.08     133,778    $  1,832,318    6.94%     8.39%     0.00%
           2004               1.30%   2.65%    12.31    13.87      97,110       1,220,901   11.53%    12.20%     0.00%
           2003               1.30%   1.90%    11.04    11.16      91,201       1,017,546   30.14%    30.78%     0.00%
           2002               1.40%   1.90%     8.48     8.54      15,318         130,333  (31.62)%  (31.29)%    0.00%
           2001  9/19/2001    1.40%   1.95%    12.40    12.42       1,612          20,093   24.04%    24.22%     0.00%
Lincoln VIPT Aggressive Growth Service Class
           2005               1.25%   2.85%    14.59    14.92     398,136       5,537,906    7.16%     8.08%     0.00%
           2004               1.35%   2.45%    13.73    13.81     122,805       1,688,413   11.46%    11.85%     0.00%
           2003  6/17/2003    1.35%   1.70%    12.32    12.34      33,165         408,896    2.44%    12.32%     0.00%
Lincoln VIPT Aggressive Profile Service Class
           2005   6/6/2005    1.25%   2.80%    10.81    10.91   1,642,617      17,873,575   (0.53)%    8.81%     0.00%
Lincoln VIPT Bond
           2005               1.30%   2.65%    10.53    13.69  27,381,711     353,491,303   (0.04)%    1.31%     4.17%
           2004               1.30%   2.65%    10.41    13.52  27,775,838     357,120,174    2.55%     3.94%     4.20%
           2003               1.30%   2.65%    11.49    13.04  24,088,150     302,767,592    5.21%     5.79%     4.48%
           2002               1.40%   1.95%    10.91    12.35  17,889,584     216,864,749    8.03%     8.63%     6.03%
           2001               1.40%   1.95%    11.33    11.40   8,165,644      92,522,039    7.21%     7.63%     6.52%
Lincoln VIPT Bond Service Class
           2005               1.25%   2.85%    10.15    10.50  31,108,567     322,429,439   (0.29)%    1.01%     4.55%
           2004               1.35%   2.65%    10.20    10.40  18,125,175     187,702,118    2.40%     3.64%     5.30%
           2003  6/10/2003    1.35%   2.55%     9.96    10.03   4,003,602      40,119,444   (2.05)%    3.94%     5.95%
Lincoln VIPT Capital Appreciation
           2005               1.30%   2.55%    11.40    13.69     327,886       3,928,463    1.68%     2.86%     0.28%
           2004               1.30%   2.45%    11.17    12.71     285,703       3,309,738    3.30%     3.92%     0.00%
           2003               1.30%   1.90%    10.82    10.94     159,833       1,745,889   29.97%    30.62%     0.00%
           2002               1.40%   1.90%     8.32     8.37      44,384         370,776  (28.34)%  (28.00)%    0.00%
           2001  9/19/2001    1.40%   1.95%    11.61    11.63       2,052          23,927   16.14%    16.31%     0.00%
Lincoln VIPT Capital Appreciation Service Class
           2005               1.25%   2.65%    12.54    12.97     938,655      11,917,908    1.23%     2.55%     0.06%
           2004               1.35%   2.65%    12.58    12.65     286,650       3,610,787    3.25%     3.61%     0.00%
           2003  5/27/2003    1.35%   1.70%    12.18    12.21      27,204         332,036    3.14%    18.14%     0.00%
Lincoln VIPT Conservative Profile Service Class
           2005   6/6/2005    1.25%   2.85%    10.18    10.27   2,979,092      30,523,299   (0.58)%    2.86%     0.00%
Lincoln VIPT Core
           2005  6/22/2005    1.40%   1.40%    10.27    10.27      12,820         131,724    1.78%     1.78%     0.48%
Lincoln VIPT Core Service Class
           2005  6/15/2005    1.25%   2.65%    10.19    10.27      77,707         795,382   (1.39)%    2.87%     0.37%
Lincoln VIPT Equity-Income Service Class
           2005   6/8/2005    1.25%   2.80%    10.40    10.50     456,634       4,781,806   (0.71)%    4.99%     1.46%
Lincoln VIPT Global Asset Allocation
           2005               1.30%   2.55%    13.01    14.18   2,005,959      26,758,516    4.11%     5.42%     1.53%
           2004               1.30%   2.55%    12.43    13.03     884,987      11,179,606   11.35%    12.08%     1.94%
           2003               1.30%   1.95%    11.16    11.66     276,370       3,130,361   18.08%    18.73%     3.24%
           2002               1.40%   1.95%     9.45     9.85      44,513         425,436  (13.76)%  (13.22)%    2.15%
           2001  9/19/2001    1.40%   1.95%    10.96    11.38       1,601          17,793    9.59%    13.80%     0.42%
Lincoln VIPT Global Asset Allocation Service Class
           2005               1.30%   2.80%    12.97    13.35     749,347       9,590,351    3.95%     5.10%     1.23%
           2004               1.35%   2.45%    12.62    12.70     281,278       3,560,394   11.30%    11.75%     1.73%
           2003  6/12/2003    1.35%   1.75%    11.34    11.36      50,890         577,576    3.67%     9.91%     1.51%
Lincoln VIPT Growth
           2005  6/15/2005    1.40%   1.65%    10.83    10.85       4,701          50,956    5.10%     7.49%     0.00%
Lincoln VIPT Growth Service Class
           2005   6/7/2005    1.25%   2.80%    10.75    10.84     226,285       2,448,531   (0.83)%    8.92%     0.00%
Lincoln VIPT Growth and Income Service Class
           2005  6/27/2005    1.25%   2.50%    10.31    10.39     293,771       3,043,012   (1.56)%    4.48%     1.65%
Lincoln VIPT Growth Opportunities Service Class
           2005  6/22/2005    1.25%   2.80%    11.36    11.47      81,392         931,405   (2.62)%   11.91%     0.00%

Lincoln Life Variable Annuity Account N


                             Minimum Maximum Minimum  Maximum                             Minimum   Maximum   Investment
                Commencement Fee     Fee     Unit     Unit     Units                      Total     Total     Income
Subaccount Year Date(1)      Rate(2) Rate(2) Value(3) Value(3) Outstanding   Net Assets   Return(4) Return(4) Ratio(5)
------------------------------------------------------------------------------------------------------------------------
Lincoln VIPT International
           2005               1.30%   2.65%   $17.38   $19.05   2,893,309    $ 51,322,467    9.60%    11.09%     2.34%
           2004               1.30%   2.65%    15.68    17.26   2,002,599      32,129,421   17.77%    19.37%     1.43%
           2003               1.30%   2.65%    13.39    13.55     764,656      10,309,269   38.89%    39.65%     2.63%
           2002               1.40%   1.95%     9.64     9.71     132,959       1,287,204  (12.49)%  (12.04)%    1.43%
           2001  9/19/2001    1.40%   1.95%    11.02    11.03       1,956          21,649   10.16%    10.34%     0.93%
Lincoln VIPT International Service Class
           2005               1.25%   2.80%    16.76    17.34   6,748,458     110,575,192    9.32%    10.75%     2.14%
           2004               1.35%   2.65%    15.35    15.66   3,752,542      58,521,613   17.61%    19.02%     1.25%
           2003   6/9/2003    1.35%   2.55%    13.06    13.15     783,969      10,298,202    5.07%    22.78%     2.75%
Lincoln VIPT Moderate Profile Service Class
           2005   6/6/2005    1.25%   2.80%    10.40    10.49   9,467,285      99,075,704    1.01%     5.00%     0.00%
Lincoln VIPT Moderately Aggressive Profile Service Class
           2005   6/6/2005    1.25%   2.80%    10.58    10.67   5,843,065      62,178,857    0.30%     6.79%     0.00%
Lincoln VIPT Money Market
           2005               1.30%   2.65%     9.61    11.13  10,227,809     106,859,269    0.10%     1.46%     2.75%
           2004               1.30%   2.65%     9.60    10.98   9,664,617     100,481,381   (1.76)%   (0.42)%    0.86%
           2003               1.30%   2.65%     9.83    11.04  10,954,801     115,293,445   (1.26)%   (0.72)%    0.70%
           2002               1.40%   1.95%     9.96    11.12  19,280,984     205,091,441   (0.55)%    0.00%     1.37%
           2001               1.40%   1.95%    10.43    11.12  12,093,644     130,195,821    2.16%     2.57%     3.58%
Lincoln VIPT Money Market Service Class
           2005               1.25%   2.80%     9.65     9.98   7,980,149      79,247,808   (0.15)%    1.16%     2.59%
           2004               1.35%   2.65%     9.68     9.87   5,260,840      51,684,873   (1.91)%   (0.72)%    0.74%
           2003  6/11/2003    1.35%   2.55%     9.86     9.94   1,070,114      10,621,014   (0.81)%   (0.04)%    0.17%
Lincoln VIPT Social Awareness
           2005               1.30%   2.65%    13.79    16.43   2,050,578      29,133,651    9.10%    10.58%     0.88%
           2004               1.30%   2.65%    12.55    14.84   1,843,970      23,648,064    9.76%    11.25%     1.18%
           2003               1.30%   2.65%    11.35    12.03     928,999      10,713,994   29.33%    30.03%     1.43%
           2002               1.40%   1.95%     8.78     9.27      46,709         412,876  (23.67)%  (23.22)%    1.61%
           2001  9/19/2001    1.40%   1.95%    11.50    12.11       1,977          23,071   15.03%    21.07%     0.68%
Lincoln VIPT Social Awareness Service Class
           2005               1.25%   2.70%    14.52    15.02   4,949,634      71,884,144    8.83%    10.25%     0.73%
           2004               1.35%   2.65%    13.36    13.62   2,972,005      40,329,641    9.59%    10.91%     1.06%
           2003  6/11/2003    1.35%   2.55%    12.19    12.28     566,516       6,949,285    1.19%    15.03%     1.09%
MFS VIT Capital Opportunities Service Class
           2005               1.30%   2.65%    11.15    14.56     530,004       6,233,909   (1.19)%    0.15%     0.54%
           2004               1.30%   2.65%    11.20    14.62     450,863       5,312,294    9.92%    10.64%     0.17%
           2003               1.30%   1.95%    10.19    10.32     315,701       3,303,141   24.66%    25.35%     0.00%
           2002               1.40%   1.95%     8.18     8.23     124,623       1,023,294  (31.21)%  (30.81)%    0.00%
           2001  9/19/2001    1.40%   1.95%    11.88    11.90       8,393          99,914   18.84%    19.02%     0.00%
MFS VIT Emerging Growth
           2005               1.40%   2.15%    10.23    12.11     891,376       9,143,587    7.40%     7.67%     0.00%
           2004               1.40%   1.65%     9.50    11.27   1,097,291      10,435,949   11.11%    11.39%     0.00%
           2003               1.40%   1.65%     8.53    10.14   1,329,911      11,350,490   28.16%    28.42%     0.00%
           2002               1.40%   1.60%     6.64     7.91   1,511,486      10,040,539  (34.81)%  (34.68)%    0.00%
           2001               1.40%   1.65%    10.17    10.17   2,297,588      23,364,627  (34.41)%  (34.41)%    0.00%
MFS VIT Emerging Growth Service Class
           2005               1.30%   2.45%     5.23    15.14   1,298,284      10,354,668    6.29%     7.52%     0.00%
           2004               1.30%   2.45%     4.89    14.23   1,250,577       8,924,947   10.11%    11.26%     0.00%
           2003               1.30%   2.35%     4.41    10.15   1,032,525       5,967,597   27.43%    28.13%     0.00%
           2002               1.40%   1.95%     3.46     7.92     789,180       3,028,423  (35.14)%  (34.79)%    0.00%
           2001               1.40%   1.95%     5.32     5.35     830,051       4,481,378  (34.81)%  (34.54)%    0.00%
MFS VIT Research
           2002               1.40%   1.60%     7.01     8.27   1,136,643       7,969,416  (25.74)%  (25.59)%    0.28%
           2001               1.40%   1.65%     9.42     9.42   1,474,916      13,893,672  (22.35)%  (22.35)%    0.01%
MFS VIT Research Service Class
           2002               1.60%   1.85%     5.03     8.41     605,748       3,068,386  (26.10)%  (25.92)%    0.11%
           2001               1.40%   1.90%     6.81     6.85     807,809       5,521,674  (22.79)%  (22.49)%    0.00%

Lincoln Life Variable Annuity Account N


                             Minimum Maximum Minimum  Maximum                             Minimum   Maximum   Investment
                Commencement Fee     Fee     Unit     Unit     Units                      Total     Total     Income
Subaccount Year Date(1)      Rate(2) Rate(2) Value(3) Value(3) Outstanding   Net Assets   Return(4) Return(4) Ratio(5)
------------------------------------------------------------------------------------------------------------------------
MFS VIT Total Return
           2005               1.40%   2.35%   $12.18   $13.91   3,328,787    $ 46,128,539    0.63%     1.39%     2.05%
           2004               1.40%   2.15%    12.04    13.72   3,709,086      50,715,329    9.50%     9.77%     1.68%
           2003               1.40%   1.65%    10.99    12.50   4,023,962      50,213,967   14.42%    14.71%     1.75%
           2002               1.40%   1.65%     9.60    10.90   4,322,028      47,032,941   (6.74)%   (6.49)%    1.65%
           2001               1.40%   1.65%    11.65    11.65   3,667,421      42,716,397   (1.15)%   (1.15)%    1.98%
MFS VIT Total Return Service Class
           2005               1.25%   2.85%    11.96    13.00  19,428,172     241,264,525   (0.09)%    1.27%     1.72%
           2004               1.30%   2.65%    11.87    12.90  13,898,886     173,052,340    8.34%     9.59%     1.37%
           2003               1.30%   2.45%    10.89    11.65   8,005,593      91,456,755   13.77%    14.39%     1.41%
           2002               1.40%   1.95%     9.55    10.21   3,796,010      38,295,796   (7.18)%   (6.67)%    1.41%
           2001               1.40%   1.95%    10.93    10.99   1,424,672      15,578,065   (1.76)%   (1.34)%    1.56%
MFS VIT Utilities
           2005               1.40%   2.35%    14.04    15.74   2,112,594      33,244,903   14.93%    15.21%     0.61%
           2004               1.40%   1.65%    12.21    13.66   2,231,354      30,455,785   28.07%    28.39%     1.49%
           2003               1.40%   1.65%     9.53    10.64   2,525,979      26,851,342   33.67%    34.01%     2.31%
           2002               1.40%   1.65%     7.13     7.94   2,752,664      21,847,397  (24.02)%  (23.83)%    2.79%
           2001               1.40%   1.65%    10.43    10.43   3,706,529      38,640,726  (25.26)%  (25.26)%    3.29%
MFS VIT Utilities Service Class
           2005               1.25%   2.80%    10.81    21.94   5,828,235      77,763,713   13.52%    15.07%     0.47%
           2004               1.30%   2.65%     9.44    19.21   3,708,140      41,924,765   27.21%    28.17%     1.24%
           2003               1.30%   2.05%     7.40    10.02   2,745,333      23,119,140   32.96%    33.69%     1.65%
           2002               1.40%   1.95%     5.56     7.49   1,468,712       8,617,782  (24.41)%  (23.97)%    2.52%
           2001               1.40%   1.95%     7.34     7.38   1,399,560      10,374,833  (25.79)%  (25.52)%    2.45%
NB AMT Mid-Cap Growth
           2005               1.25%   2.70%    13.28    15.94   5,153,591      71,406,285   10.77%    12.27%     0.00%
           2004               1.30%   2.65%    11.91    14.28   3,603,225      44,841,964   13.61%    14.81%     0.00%
           2003               1.30%   2.35%    10.44    10.57   1,795,704      19,108,352   25.60%    26.29%     0.00%
           2002               1.40%   1.95%     8.31     8.37     629,229       5,248,441  (30.71)%  (30.33)%    0.00%
           2001  9/19/2001    1.40%   1.95%    11.99    12.01       8,801         105,769   19.95%    20.13%     0.00%
NB AMT Regency
           2005               1.25%   2.85%    16.73    18.28   6,722,953     114,789,057    9.07%    10.55%     0.09%
           2004               1.30%   2.65%    15.27    16.65   3,996,020      62,810,341   19.16%    20.78%     0.03%
           2003               1.30%   2.65%    13.02    13.18   1,149,687      15,018,457   33.22%    33.96%     0.00%
           2002               1.40%   1.95%     9.78     9.84     208,868       2,050,622  (12.28)%  (11.80)%    0.04%
           2001  9/19/2001    1.40%   1.95%    11.14    11.16       8,336          93,037   11.44%    11.59%     0.00%
PIMCO VIT OPCAP Global Equity
           2002               1.40%   1.65%     8.53     8.97     263,137       2,359,188  (18.76)%  (18.56)%    0.55%
           2001               1.40%   1.65%    11.01    11.01     340,361       3,747,193  (15.02)%  (15.02)%    0.00%
PIMCO VIT OPCAP Managed
           2002               1.40%   1.40%     8.45     8.45     473,260       3,999,852  (18.04)%  (18.04)%    2.07%
           2001               1.40%   1.65%    10.31    10.31     573,192       5,910,641   (6.23)%   (6.23)%    2.35%
Putnam VT Growth & Income Class IB
           2005               1.30%   2.65%    12.11    15.21     589,211       7,329,537    2.94%     3.87%     1.57%
           2004               1.30%   2.20%    11.73    14.73     645,292       7,734,644    8.97%     9.68%     1.54%
           2003               1.30%   1.95%    10.77    10.91     580,669       6,347,230   24.92%    25.61%     1.21%
           2002               1.40%   1.95%     8.62     8.68     188,590       1,633,294  (20.56)%  (20.12)%    1.35%
           2001  9/19/2001    1.40%   1.95%    10.85    10.87       6,255          68,017    8.52%     8.71%     0.00%
Putnam VT Health Sciences Class IB
           2005               1.30%   2.40%    11.17    13.20     898,624      10,374,349   10.79%    11.74%     0.04%
           2004               1.30%   2.15%    10.06    11.88     733,632       7,624,955    5.06%     5.74%     0.18%
           2003               1.30%   1.95%     9.57     9.70     528,371       5,171,919   16.10%    16.74%     0.44%
           2002               1.40%   1.95%     8.25     8.31     230,190       1,906,287  (21.89)%  (21.45)%    0.00%
           2001  9/19/2001    1.40%   1.95%    10.56    10.58      10,173         107,595    5.57%     5.75%     0.00%
Scudder SVS Government Securities
           2002               1.40%   1.40%    12.31    12.31   1,637,783      20,154,047    6.55%     6.55%     3.40%
           2001               1.40%   1.65%    11.55    11.55   1,599,174      18,469,034    5.99%     5.99%     4.32%
Scudder SVS Small Cap Growth
           2002               1.40%   1.65%     5.92     8.00     270,091       1,603,596  (34.56)%  (34.39)%    0.00%
           2001               1.40%   1.65%     9.03     9.03     372,232       3,367,112  (29.80)%  (29.80)%    0.00%

Lincoln Life Variable Annuity Account N


                             Minimum Maximum Minimum  Maximum                            Minimum   Maximum   Investment
                Commencement Fee     Fee     Unit     Unit     Units                     Total     Total     Income
Subaccount Year Date(1)      Rate(2) Rate(2) Value(3) Value(3) Outstanding   Net Assets  Return(4) Return(4) Ratio(5)
-----------------------------------------------------------------------------------------------------------------------
Scudder VIT EAFE Equity Index
           2005               0.00%   0.00%   $   --   $   --          --    $        --    0.00%     0.00%     2.26%
           2004               1.30%   2.05%    12.42    15.87     246,903      3,152,537   16.65%    17.53%     1.98%
           2003               1.30%   2.05%    10.64    10.78     173,615      1,884,156   30.78%    31.50%     3.73%
           2002               1.40%   1.95%     8.13     8.20      98,911        808,527  (23.19)%  (22.70)%    2.41%
           2001  9/19/2001    1.40%   1.95%    10.59    10.61       2,026         21,550    5.89%     6.06%     0.00%
Scudder VIT EAFE Equity Index Service Class
           2005               0.00%   0.00%       --       --          --             --    0.00%     0.00%     2.63%
           2004               1.35%   2.65%    15.02    15.13     331,822      4,997,803   16.67%    17.19%     1.48%
           2003  5/19/2003    1.35%   1.80%    12.87    12.91      57,081        736,266    2.21%    29.04%     0.00%
Scudder VIT Equity 500 Index
           2005               1.30%   2.65%     8.31    14.53   6,723,314     68,258,386    1.94%     3.32%     1.59%
           2004               1.30%   2.65%     8.08    14.21   8,211,104     80,888,455    8.35%     9.16%     1.13%
           2003               1.30%   2.15%     7.44    10.89   9,046,305     81,353,452   25.68%    26.38%     1.05%
           2002               1.40%   1.95%     5.90     8.63   6,892,614     48,840,560  (23.83)%  (23.40)%    0.98%
           2001               1.40%   1.95%     7.72     9.53   7,131,528     66,538,304  (13.75)%  (13.40)%    0.86%
Scudder VIT Equity 500 Index Service Class
           2005               1.25%   2.80%    13.06    13.51   2,267,108     29,602,529    1.69%     3.02%     1.20%
           2004               1.35%   2.65%    13.01    13.12   1,345,572     17,589,539    8.29%     8.84%     0.66%
           2003  6/10/2003    1.35%   1.85%    12.01    12.05     299,786      3,609,750    7.46%    13.78%     0.00%
Scudder VIT Small Cap Index
           2005               1.30%   2.65%    15.99    18.82   1,000,507     16,288,832    1.53%     2.91%     0.61%
           2004               1.30%   2.65%    15.64    18.39   1,037,248     16,459,324   15.25%    16.24%     0.41%
           2003               1.30%   2.15%    13.54    13.71     854,106     11,685,822   43.60%    44.39%     0.29%
           2002               1.40%   1.95%     9.43     9.49     129,832      1,228,857  (22.14)%  (21.69)%    1.59%
           2001  9/19/2001    1.40%   1.95%    12.11    12.12       7,870         95,423   21.07%    21.24%     1.04%
Scudder VIT Small Cap Index Service Class
           2005               1.25%   2.80%    15.58    16.11   1,286,490     19,247,425    1.27%     2.60%     0.36%
           2004               1.35%   2.65%    15.58    15.71     720,811     11,280,931   15.33%    15.90%     0.14%
           2003  6/17/2003    1.35%   1.85%    13.51    13.55     201,394      2,724,738    6.41%    25.08%     0.00%

(1) Reflects less than a full year of activity. Funds were first received in this option on the commencement date noted or the option was inactive at the date funds were received.
(2) These amounts represent the annualized minimum and maximum contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds have been excluded.
(3) As the unit value is presented as a range of minimum to maximum values, for only those subaccounts which existed for the entire year, some individual contract unit values may not be within the ranges presented as a result of partial year activity.
(4) These amounts represent the total return, including changes in value of mutual funds, and reflect deductions for all items included in the fee rate. The total return does not include contract charges deducted directly from policy account values. The total return is not annualized. As the total return is presented as a range of minimum to maximum values, for only those subaccounts which existed for the entire year, some individual contract total returns may not be within the ranges presented as a result of partial year activity.
(5) These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense guarantee charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest. Investment income ratios are not annualized.

Note: Fee rate, unit value and total return minimum and maximum are the same where there is only one active contract level charge for the subaccount.

Lincoln Life Variable Annuity Account N

4. Purchases and Sales of Investments

The aggregate cost of investments purchased and the aggregate proceeds from investments sold were as follows for 2005.

                                                        Aggregate    Aggregate
                                                        Cost of      Proceeds
Subaccount                                              Purchases    from Sales
--------------------------------------------------------------------------------
AIM V.I. Growth                                         $    338,727 $ 3,867,731
AIM V.I. Growth Class II                                     622,198   1,190,526
AIM V.I. International Growth                              1,229,506   3,187,057
AIM V.I. International Growth Class II                     1,422,904   1,776,113
AIM V.I. Premier Equity                                      812,078   8,532,141
AIM V.I. Premier Equity Class II                             355,251   1,396,124
ABVPSF Global Technology Class B                           4,254,609   5,313,607
ABVPSF Growth and Income Class B                          58,067,432  30,423,353
ABVPSF Large Cap Growth Class B                            6,744,684   7,072,901
ABVPSF Small/Mid Cap Value Class B                        26,913,122   9,914,089
American Century VP Inflation Protection Class 2          82,797,518  12,578,305
American Funds Global Growth Class 2                      40,627,584   4,764,534
American Funds Global Small Capitalization Class 2        53,074,980  20,091,591
American Funds Growth Class 2                            279,172,120  63,776,324
American Funds Growth-Income Class 2                     334,579,668  92,168,181
American Funds International Class 2                     125,124,521  29,109,171
Delaware VIPT Capital Reserves Service Class               6,853,167   2,701,555
Delaware VIPT Diversified Income Service Class            90,063,933  14,048,879
Delaware VIPT Emerging Markets Service Class              53,934,830   9,015,573
Delaware VIPT High Yield                                   9,701,477  13,416,740
Delaware VIPT High Yield Service Class                    63,432,063  30,235,136
Delaware VIPT International Value Equity                     915,308     593,533
Delaware VIPT REIT                                         3,231,105   8,838,185
Delaware VIPT REIT Service Class                          62,183,533  26,784,609
Delaware VIPT Small Cap Value                              4,069,370   6,622,444
Delaware VIPT Small Cap Value Service Class               84,293,952  20,088,305
Delaware VIPT Trend                                          668,114   9,695,798
Delaware VIPT Trend Service Class                         24,534,863  23,704,085
Delaware VIPT U.S. Growth Service Class                    5,989,420   6,772,994
Delaware VIPT Value                                        2,365,698   2,640,675
Delaware VIPT Value Service Class                         42,750,111   6,829,671
Fidelity VIP Contrafund Service Class 2                  125,431,392  10,691,421
Fidelity VIP Equity-Income                                 2,343,662   7,462,048
Fidelity VIP Equity-Income Service Class 2                40,414,549  15,465,959
Fidelity VIP Growth                                          442,373   6,066,012
Fidelity VIP Growth Service Class 2                       20,351,915   5,063,142
Fidelity VIP Mid Cap Service Class 2                      28,560,437     848,945
Fidelity VIP Overseas                                        675,096   1,704,742
Fidelity VIP Overseas Service Class 2                     41,024,373  11,511,730
FTVIPT Franklin Small-Mid Cap Growth Securities Class 2   19,183,566  12,107,113
FTVIPT Templeton Global Income Securities Class 2          9,872,889     707,117
FTVIPT Templeton Growth Securities Class 2                40,970,847   8,135,392
Janus Aspen Series Balanced Service Shares                 8,852,986   9,181,055
Janus Aspen Series Mid Cap Growth Service Shares           6,237,975   2,720,869
Janus Aspen Series Worldwide Growth Service Shares           464,743   1,362,728
Lincoln VIPT Aggressive Growth                               808,078     372,000
Lincoln VIPT Aggressive Growth Service Class               4,540,353   1,114,661
Lincoln VIPT Aggressive Profile Service Class             18,236,361   1,047,292
Lincoln VIPT Bond                                         62,687,228  56,438,043
Lincoln VIPT Bond Service Class                          172,152,197  29,433,754
Lincoln VIPT Capital Appreciation                          2,129,110   1,682,120
Lincoln VIPT Capital Appreciation Service Class            9,208,739   1,409,925
Lincoln VIPT Conservative Profile Service Class           32,217,347   1,907,367
Lincoln VIPT Core                                            149,580      18,551
Lincoln VIPT Core Service Class                              938,397     155,989
Lincoln VIPT Equity-Income Service Class                   5,196,136     584,239
Lincoln VIPT Global Asset Allocation                      20,360,803   5,444,527
Lincoln VIPT Global Asset Allocation Service Class         7,547,181   1,808,010

Lincoln Life Variable Annuity Account N

                                                         Aggregate    Aggregate
                                                         Cost of      Proceeds
Subaccount                                               Purchases    from Sales
----------------------------------------------------------------------------------
Lincoln VIPT Growth                                      $     61,811 $     14,556
Lincoln VIPT Growth Service Class                           2,505,541      175,538
Lincoln VIPT Growth and Income Service Class                3,219,565      202,805
Lincoln VIPT Growth Opportunities Service Class             1,356,478      440,600
Lincoln VIPT International                                 23,223,071    8,258,979
Lincoln VIPT International Service Class                   53,600,131   10,535,572
Lincoln VIPT Moderate Profile Service Class               104,239,860    7,880,185
Lincoln VIPT Moderately Aggressive Profile Service Class   64,981,126    5,095,831
Lincoln VIPT Money Market                                 106,877,287  100,572,247
Lincoln VIPT Money Market Service Class                    87,916,741   60,567,380
Lincoln VIPT Social Awareness                               7,390,493    4,838,257
Lincoln VIPT Social Awareness Service Class                32,048,804    7,223,393
MFS VIT Capital Opportunities Service Class                 1,664,732      829,729
MFS VIT Emerging Growth                                       395,636    2,358,143
MFS VIT Emerging Growth Service Class                       2,478,812    1,877,545
MFS VIT Total Return                                        4,572,395    7,549,030
MFS VIT Total Return Service Class                         96,670,440   23,002,325
MFS VIT Utilities                                           3,329,260    5,268,622
MFS VIT Utilities Service Class                            40,256,183   13,431,251
NB AMT Mid-Cap Growth                                      26,584,718    7,806,304
NB AMT Regency                                             60,456,215   13,299,064
Putnam VT Growth & Income Class IB                            652,756    1,301,091
Putnam VT Health Sciences Class IB                          7,184,985    5,537,908
Scudder VIT EAFE Equity Index                                 554,872    3,629,689
Scudder VIT EAFE Equity Index Service Class                 3,672,784    8,429,104
Scudder VIT Equity 500 Index                                6,886,155   21,380,888
Scudder VIT Equity 500 Index Service Class                 15,120,044    3,953,121
Scudder VIT Small Cap Index                                 4,810,346    5,216,446
Scudder VIT Small Cap Index Service Class                  10,408,462    2,835,605

5. Investments
The following is a summary of investments owned at December 31, 2005.

                                                              Net
                                                   Shares     Asset  Fair Value
Subaccount                                         Owned      Value  of Shares      Cost of Shares
--------------------------------------------------------------------------------------------------
AIM V.I. Growth                                       643,180 $17.25 $   11,094,860 $   16,112,865
AIM V.I. Growth Class II                              298,561  17.07      5,096,443      4,165,676
AIM V.I. International Growth                         485,819  23.17     11,256,437      7,677,690
AIM V.I. International Growth Class II                280,440  23.00      6,450,115      4,783,588
AIM V.I. Premier Equity                             1,277,289  22.32     28,509,085     36,124,580
AIM V.I. Premier Equity Class II                      391,427  22.18      8,681,844      7,385,968
ABVPSF Global Technology Class B                    1,016,104  15.63     15,881,710     18,373,305
ABVPSF Growth and Income Class B                    8,363,646  24.65    206,163,873    180,971,285
ABVPSF Large Cap Growth Class B                     1,460,502  26.54     38,761,726     35,202,061
ABVPSF Small/Mid Cap Value Class B                  3,139,786  16.99     53,344,970     46,931,526
American Century VP Inflation Protection Class 2    9,741,279  10.26     99,945,525    101,630,252
American Funds Global Growth Class 2                3,036,865  19.52     59,279,606     52,292,836
American Funds Global Small Capitalization Class 2  6,914,492  21.12    146,034,063    103,946,411
American Funds Growth Class 2                      17,414,629  58.98  1,027,114,839    821,319,177
American Funds Growth-Income Class 2               30,374,963  38.12  1,157,893,598  1,006,501,969
American Funds International Class 2               21,815,374  18.92    412,746,870    300,851,448
Delaware VIPT Capital Reserves Service Class          427,566   9.65      4,126,013      4,140,858
Delaware VIPT Diversified Income Service Class     12,734,750   9.23    117,541,740    117,172,048
Delaware VIPT Emerging Markets Service Class        3,499,365  18.16     63,548,475     54,657,431
Delaware VIPT High Yield                            2,513,331   5.91     14,853,788     13,908,897
Delaware VIPT High Yield Service Class             25,640,065   5.90    151,276,382    144,356,735
Delaware VIPT International Value Equity              138,082  20.38      2,814,120      2,219,120
Delaware VIPT REIT                                  1,223,944  18.77     22,973,433     15,947,745
Delaware VIPT REIT Service Class                    8,634,436  18.74    161,809,327    134,767,114

Lincoln Life Variable Annuity Account N

                                                                    Net
                                                         Shares     Asset  Fair Value
Subaccount                                               Owned      Value  of Shares    Cost of Shares
------------------------------------------------------------------------------------------------------
Delaware VIPT Small Cap Value                             1,047,300 $30.83 $ 32,288,254  $ 21,606,835
Delaware VIPT Small Cap Value Service Class               6,397,172  30.76  196,777,021   164,231,294
Delaware VIPT Trend                                         944,525  32.53   30,725,388    28,396,053
Delaware VIPT Trend Service Class                         3,353,572  32.17  107,884,407    89,630,712
Delaware VIPT U.S. Growth Service Class                   5,019,308   7.76   38,949,830    32,345,108
Delaware VIPT Value                                         918,187  19.23   17,656,729    14,424,743
Delaware VIPT Value Service Class                         3,555,946  19.20   68,274,157    62,230,452
Fidelity VIP Contrafund Service Class 2                   7,892,024  30.69  242,206,208   201,937,944
Fidelity VIP Equity-Income                                1,101,354  25.49   28,073,525    25,353,468
Fidelity VIP Equity-Income Service Class 2                4,309,788  25.17  108,477,370    97,178,061
Fidelity VIP Growth                                         575,755  33.70   19,402,951    25,391,574
Fidelity VIP Growth Service Class 2                       1,216,890  33.29   40,510,285    37,593,418
Fidelity VIP Mid Cap Service Class 2                        840,771  34.67   29,149,535    27,726,938
Fidelity VIP Overseas                                       379,043  20.61    7,812,074     6,175,377
Fidelity VIP Overseas Service Class 2                     4,571,968  20.44   93,451,027    74,567,249
FTVIPT Franklin Small-Mid Cap Growth Securities Class 2   2,904,315  20.36   59,131,861    52,353,670
FTVIPT Templeton Global Income Securities Class 2           649,800  14.19    9,220,668     9,164,678
FTVIPT Templeton Growth Securities Class 2                6,501,196  13.81   89,781,519    75,865,592
Janus Aspen Series Balanced Service Shares                1,492,649  26.62   39,734,306    35,009,344
Janus Aspen Series Mid Cap Growth Service Shares            539,283  28.41   15,321,027    12,371,651
Janus Aspen Series Worldwide Growth Service Shares          157,154  27.76    4,362,592     3,767,001
Lincoln VIPT Aggressive Growth                              169,298  10.82    1,832,480     1,549,562
Lincoln VIPT Aggressive Growth Service Class                515,008  10.75    5,538,391     5,008,092
Lincoln VIPT Aggressive Profile Service Class             1,568,089  11.37   17,832,311    17,212,848
Lincoln VIPT Bond                                        28,035,599  12.62  353,809,258   362,483,427
Lincoln VIPT Bond Service Class                          25,497,821  12.62  321,807,999   332,472,781
Lincoln VIPT Capital Appreciation                           213,802  18.38    3,928,820     3,478,588
Lincoln VIPT Capital Appreciation Service Class             651,439  18.29   11,917,424    11,178,942
Lincoln VIPT Conservative Profile Service Class           2,904,774  10.57   30,715,081    30,318,501
Lincoln VIPT Core                                            12,658  10.41      131,734       131,125
Lincoln VIPT Core Service Class                              76,426  10.40      795,141       784,672
Lincoln VIPT Equity-Income Service Class                    261,271  17.98    4,697,646     4,619,187
Lincoln VIPT Global Asset Allocation                      1,835,494  14.54   26,678,903    24,796,175
Lincoln VIPT Global Asset Allocation Service Class          659,483  14.53    9,580,966     9,071,419
Lincoln VIPT Growth                                           4,354  11.70       50,960        47,447
Lincoln VIPT Growth Service Class                           209,625  11.69    2,449,473     2,329,628
Lincoln VIPT Growth and Income Service Class                 96,153  31.65    3,043,244     3,016,374
Lincoln VIPT Growth Opportunities Service Class              74,443  12.49      930,017       916,825
Lincoln VIPT International                                2,865,386  17.97   51,479,528    42,293,025
Lincoln VIPT International Service Class                  6,154,086  17.96  110,508,925    93,586,473
Lincoln VIPT Moderate Profile Service Class               9,101,214  10.85   98,720,866    96,406,281
Lincoln VIPT Moderately Aggressive Profile Service Class  5,577,772  11.08   61,807,291    59,944,280
Lincoln VIPT Money Market                                10,685,585  10.00  106,855,853   106,855,853
Lincoln VIPT Money Market Service Class                   7,885,538  10.00   78,855,378    78,855,378
Lincoln VIPT Social Awareness                               903,006  32.26   29,130,075    23,254,317
Lincoln VIPT Social Awareness Service Class               2,227,600  32.23   71,795,550    61,717,290
MFS VIT Capital Opportunities Service Class                 458,453  13.60    6,234,963     5,462,821
MFS VIT Emerging Growth                                     478,483  19.13    9,153,388    13,192,252
MFS VIT Emerging Growth Service Class                       547,814  18.92   10,364,648     8,424,624
MFS VIT Total Return                                      2,229,666  20.69   46,131,799    41,072,739
MFS VIT Total Return Service Class                       11,760,044  20.50  241,080,905   227,696,452
MFS VIT Utilities                                         1,404,183  23.74   33,335,297    28,395,410
MFS VIT Utilities Service Class                           3,300,435  23.56   77,758,244    61,874,655
NB AMT Mid-Cap Growth                                     3,529,464  20.28   71,577,529    56,769,865
NB AMT Regency                                            7,410,249  15.50  114,858,864   100,380,329
Putnam VT Growth & Income Class IB                          278,225  26.35    7,331,233     5,917,543
Putnam VT Health Sciences Class IB                          790,716  13.27   10,492,807     9,049,500
Scudder VIT Equity 500 Index                              5,208,287  13.11   68,280,640    61,719,699
Scudder VIT Equity 500 Index Service Class                2,267,665  13.10   29,706,406    27,389,000
Scudder VIT Small Cap Index                               1,131,401  14.40   16,292,179    12,953,585
Scudder VIT Small Cap Index Service Class                 1,342,512  14.39   19,318,753    17,635,216

Lincoln Life Variable Annuity Account N

6. Changes in Units Outstanding

The change in units outstanding for the year ended December 31, 2005 is as follows:

                                                        Units      Units        Net Increase
                                                        Issued     Redeemed     (Decrease)
--------------------------------------------------------------------------------------------
AIM V.I. Growth                                             74,724    (587,274)    (512,550)
AIM V.I. Growth Class II                                    61,186    (106,633)     (45,447)
AIM V.I. International Growth                              120,373    (287,543)    (167,170)
AIM V.I. International Growth Class II                      98,806    (122,203)     (23,397)
AIM V.I. Premier Equity                                     98,350    (993,939)    (895,589)
AIM V.I. Premier Equity Class II                            29,328    (128,159)     (98,831)
ABVPSF Global Technology Class B                           685,617  (1,060,507)    (374,890)
ABVPSF Growth and Income Class B                         5,428,845  (3,146,177)   2,282,668
ABVPSF Large Cap Growth Class B                            950,925  (1,008,638)     (57,713)
ABVPSF Small/Mid Cap Value Class B                       1,679,383    (674,563)   1,004,820
American Century VP Inflation Protection Class 2         8,286,933  (1,719,493)   6,567,440
American Funds Global Growth Class 2                     3,738,955    (561,818)   3,177,137
American Funds Global Small Capitalization Class 2       4,184,001  (2,007,997)   2,176,004
American Funds Growth Class 2                           28,458,827 (10,775,985)  17,682,842
American Funds Growth-Income Class 2                    30,935,514 (12,000,608)  18,934,906
American Funds International Class 2                    12,029,504  (4,485,661)   7,543,843
Delaware VIPT Capital Reserves Service Class               695,925    (278,547)     417,378
Delaware VIPT Diversified Income Service Class           8,992,783  (1,837,273)   7,155,510
Delaware VIPT Emerging Markets Service Class             3,725,606    (660,868)   3,064,738
Delaware VIPT High Yield                                   870,451  (1,291,019)    (420,568)
Delaware VIPT High Yield Service Class                   5,262,082  (3,079,802)   2,182,280
Delaware VIPT International Value Equity                    59,016     (37,342)      21,674
Delaware VIPT REIT                                          83,738    (394,530)    (310,792)
Delaware VIPT REIT Service Class                         3,896,107  (1,999,099)   1,897,008
Delaware VIPT Small Cap Value                              123,751    (349,957)    (226,206)
Delaware VIPT Small Cap Value Service Class              5,263,520  (1,666,455)   3,597,065
Delaware VIPT Trend                                         75,125    (634,310)    (559,185)
Delaware VIPT Trend Service Class                        2,786,520  (2,849,739)     (63,219)
Delaware VIPT U.S. Growth Service Class                    639,260    (657,915)     (18,655)
Delaware VIPT Value                                        241,887    (271,225)     (29,338)
Delaware VIPT Value Service Class                        3,537,013    (660,047)   2,876,966
Fidelity VIP Contrafund Service Class 2                  9,742,672  (1,440,540)   8,302,132
Fidelity VIP Equity-Income                                 101,141    (620,233)    (519,092)
Fidelity VIP Equity-Income Service Class 2               3,307,699  (1,534,002)   1,773,697
Fidelity VIP Growth                                         72,654    (666,157)    (593,503)
Fidelity VIP Growth Service Class 2                      2,458,532    (724,409)   1,734,123
Fidelity VIP Mid Cap Service Class 2                     2,650,469    (120,081)   2,530,388
Fidelity VIP Overseas                                       62,258    (152,189)     (89,931)
Fidelity VIP Overseas Service Class 2                    3,850,359  (1,288,172)   2,562,187
FTVIPT Franklin Small-Mid Cap Growth Securities Class 2  2,229,349  (1,663,455)     565,894
FTVIPT Templeton Global Income Securities Class 2        1,021,266     (79,370)     941,896
FTVIPT Templeton Growth Securities Class 2               3,363,338    (802,932)   2,560,406
Janus Aspen Series Balanced Service Shares                 780,151    (816,249)     (36,098)
Janus Aspen Series Mid Cap Growth Service Shares           494,282    (209,499)     284,783
Janus Aspen Series Worldwide Growth Service Shares          39,527    (122,893)     (83,366)
Lincoln VIPT Aggressive Growth                              64,484     (27,816)      36,668
Lincoln VIPT Aggressive Growth Service Class               352,673     (77,342)     275,331
Lincoln VIPT Aggressive Profile Service Class            1,756,918    (114,301)   1,642,617
Lincoln VIPT Bond                                        5,010,155  (5,404,282)    (394,127)
Lincoln VIPT Bond Service Class                         17,395,726  (4,412,334)  12,983,392
Lincoln VIPT Capital Appreciation                          185,895    (143,712)      42,183
Lincoln VIPT Capital Appreciation Service Class            789,449    (137,444)     652,005
Lincoln VIPT Conservative Profile Service Class          3,219,331    (240,239)   2,979,092
Lincoln VIPT Core                                           14,610      (1,790)      12,820
Lincoln VIPT Core Service Class                             92,646     (14,939)      77,707
Lincoln VIPT Equity-Income Service Class                   513,391     (56,757)     456,634
Lincoln VIPT Global Asset Allocation                     1,564,259    (443,287)   1,120,972
Lincoln VIPT Global Asset Allocation Service Class         649,285    (181,216)     468,069
Lincoln VIPT Growth                                          6,085      (1,384)       4,701
Lincoln VIPT Growth Service Class                          243,085     (16,800)     226,285

Lincoln Life Variable Account N

                                                         Units      Units        Net Increase
                                                         Issued     Redeemed     (Decrease)
---------------------------------------------------------------------------------------------
Lincoln VIPT Growth and Income Service Class                314,717     (20,946)     293,771
Lincoln VIPT Growth Opportunities Service Class             120,549     (39,157)      81,392
Lincoln VIPT International                                1,487,104    (596,394)     890,710
Lincoln VIPT International Service Class                  3,923,994    (928,078)   2,995,916
Lincoln VIPT Moderate Profile Service Class              10,397,093    (929,808)   9,467,285
Lincoln VIPT Moderately Aggressive Profile Service Class  6,395,252    (552,187)   5,843,065
Lincoln VIPT Money Market                                11,563,883 (11,000,691)     563,192
Lincoln VIPT Money Market Service Class                   9,759,353  (7,040,044)   2,719,309
Lincoln VIPT Social Awareness                               591,126    (384,518)     206,608
Lincoln VIPT Social Awareness Service Class               2,654,139    (676,510)   1,977,629
MFS VIT Capital Opportunities Service Class                 145,161     (66,020)      79,141
MFS VIT Emerging Growth                                      43,534    (249,449)    (205,915)
MFS VIT Emerging Growth Service Class                       306,391    (258,684)      47,707
MFS VIT Total Return                                        219,226    (599,525)    (380,299)
MFS VIT Total Return Service Class                        8,121,564  (2,592,278)   5,529,286
MFS VIT Utilities                                           321,418    (440,178)    (118,760)
MFS VIT Utilities Service Class                           3,444,919  (1,324,824)   2,120,095
NB AMT Mid-Cap Growth                                     2,282,651    (732,285)   1,550,366
NB AMT Regency                                            3,973,793  (1,246,860)   2,726,933
Putnam VT Growth & Income Class IB                           46,213    (102,294)     (56,081)
Putnam VT Health Sciences Class IB                          686,001    (521,009)     164,992
Scudder VIT EAFE Equity Index                                41,462    (288,365)    (246,903)
Scudder VIT EAFE Equity Index Service Class                 257,616    (589,438)    (331,822)
Scudder VIT Equity 500 Index                                706,988  (2,194,778)  (1,487,790)
Scudder VIT Equity 500 Index Service Class                1,257,559    (336,023)     921,536
Scudder VIT Small Cap Index                                 317,085    (353,826)     (36,741)
Scudder VIT Small Cap Index Service Class                   766,313    (200,634)     565,679

The change in units outstanding for the year ended December 31, 2004 is as follows:

                                                   Units      Units       Net Increase
                                                   Issued     Redeemed    (Decrease)
--------------------------------------------------------------------------------------
AIM V.I. Growth                                       249,542   (719,079)    (469,537)
AIM V.I. Growth Class II                              295,135   (272,737)      22,398
AIM V.I. International Growth                       1,328,987 (1,544,137)    (215,150)
AIM V.I. International Growth Class II                485,726   (371,260)     114,466
AIM V.I. Premier Equity                               141,704 (1,209,375)  (1,067,671)
AIM V.I. Premier Equity Class II                      228,731   (177,854)      50,877
ABVPSF Growth and Income Class B                    6,521,005 (2,508,551)   4,012,454
ABVPSF Large Cap Growth Class B                     1,522,216 (1,122,953)     399,263
ABVPSF Small/Mid Cap Value Class B                  1,583,819   (496,210)   1,087,609
ABVPSF Global Technology Class B                      935,236 (1,216,033)    (280,797)
American Century VP Inflation Protection Class 2    3,438,971   (359,789)   3,079,182
American Funds Global Growth Class 2                1,666,948   (114,238)   1,552,710
American Funds Global Small Capitalization Class 2  5,035,532 (1,470,752)   3,564,780
American Funds Growth Class 2                      34,681,059 (7,769,230)  26,911,829
American Funds Growth-Income Class 2               38,810,501 (7,699,018)  31,111,483
American Funds International Class 2               14,684,885 (4,408,619)  10,276,266
Delaware VIPT Diversified Income Service Class      4,248,931   (293,656)   3,955,275
Delaware VIPT Emerging Markets Service Class          815,018   (124,046)     690,972
Delaware VIPT High Yield                              896,782 (1,610,872)    (714,090)
Delaware VIPT High Yield Service Class              7,355,783 (3,262,747)   4,093,036
Delaware VIPT International Value Equity               24,884    (51,527)     (26,643)
Delaware VIPT REIT                                    235,766   (286,908)     (51,142)
Delaware VIPT REIT Service Class                    4,667,884 (1,276,144)   3,391,740
Delaware VIPT Small Cap Value                         206,280   (373,257)    (166,977)
Delaware VIPT Small Cap Value Service Class         4,085,582 (1,113,112)   2,972,470
Delaware VIPT Trend                                   129,512   (449,088)    (319,576)
Delaware VIPT Trend Service Class                   5,347,167 (1,498,425)   3,848,742
Delaware VIPT U.S. Growth Service Class             2,933,525   (496,413)   2,437,112
Delaware VIPT Value                                   147,167   (284,734)    (137,567)

Lincoln Life Variable Account N

                                                        Units      Units        Net Increase
                                                        Issued     Redeemed     (Decrease)
--------------------------------------------------------------------------------------------
Delaware VIPT Value Service Class                        1,566,774    (339,260)   1,227,514
Fidelity VIP Contrafund Service Class 2                  5,678,595    (789,057)   4,889,538
Fidelity VIP Equity-Income                                 235,916    (456,423)    (220,507)
Fidelity VIP Equity-Income Service Class 2               4,385,126    (923,856)   3,461,270
Fidelity VIP Growth                                        116,160    (618,712)    (502,552)
Fidelity VIP Growth Service Class 2                      1,536,273    (487,397)   1,048,876
Fidelity VIP Overseas                                      150,692    (185,535)     (34,843)
Fidelity VIP Overseas Service Class 2                    4,980,839  (2,199,943)   2,780,896
FTVIPT Franklin Small-Mid Cap Growth Securities Class 2  2,840,053  (1,457,176)   1,382,877
FTVIPT Templeton Growth Securities Class 2               2,553,154    (717,777)   1,835,377
Janus Aspen Series Balanced Service Shares               1,695,392    (765,373)     930,019
Janus Aspen Series Mid Cap Growth Service Shares           672,784    (186,231)     486,553
Janus Aspen Series Worldwide Growth Service Shares         229,713    (188,865)      40,848
Lincoln VIPT Aggressive Growth                             106,474    (100,565)       5,909
Lincoln VIPT Aggressive Growth Service Class               107,123     (17,483)      89,640
Lincoln VIPT Bond                                        9,947,087  (6,259,399)   3,687,688
Lincoln VIPT Bond Service Class                         17,254,470  (3,132,897)  14,121,573
Lincoln VIPT Capital Appreciation                          168,768     (42,898)     125,870
Lincoln VIPT Capital Appreciation Service Class            295,500     (36,054)     259,446
Lincoln VIPT Global Asset Allocation                       755,761    (147,144)     608,617
Lincoln VIPT Global Asset Allocation Service Class         298,236     (67,848)     230,388
Lincoln VIPT International                               1,590,019    (352,076)   1,237,943
Lincoln VIPT International Service Class                 3,491,482    (522,909)   2,968,573
Lincoln VIPT Money Market                               15,296,560 (16,586,744)  (1,290,184)
Lincoln VIPT Money Market Service Class                 10,837,611  (6,646,885)   4,190,726
Lincoln VIPT Social Awareness                            1,134,845    (219,874)     914,971
Lincoln VIPT Social Awareness Service Class              2,803,324    (397,835)   2,405,489
MFS VIT Capital Opportunities Service Class                260,921    (125,759)     135,162
MFS VIT Emerging Growth                                     63,640    (296,260)    (232,620)
MFS VIT Emerging Growth Service Class                      703,614    (485,562)     218,052
MFS VIT Total Return                                       476,263    (791,139)    (314,876)
MFS VIT Total Return Service Class                       7,694,261  (1,800,968)   5,893,293
MFS VIT Utilities                                          160,228    (454,853)    (294,625)
MFS VIT Utilities Service Class                          2,003,335  (1,040,528)     962,807
NB AMT Mid-Cap Growth                                    2,263,110    (455,589)   1,807,521
NB AMT Regency                                           3,317,037    (470,704)   2,846,333
Putnam VT Growth & Income Class IB                         187,823    (123,200)      64,623
Putnam VT Health Sciences Class IB                         513,472    (308,211)     205,261
Scudder VIT EAFE Equity Index                            1,200,014  (1,126,726)      73,288
Scudder VIT EAFE Equity Index Service Class                456,254    (181,513)     274,741
Scudder VIT Equity 500 Index                             1,767,443  (2,602,644)    (835,201)
Scudder VIT Equity 500 Index Service Class               1,279,692    (233,906)   1,045,786
Scudder VIT Small Cap Index                                530,275    (347,133)     183,142
Scudder VIT Small Cap Index Service Class                  809,754    (290,337)     519,417

Report of Independent Registered Public Accounting Firm

Board of Directors of The Lincoln National Life Insurance Company
   and
Contract Owners of Lincoln Life Variable Annuity Account N

We have audited the accompanying statement of assets and liabilities of Lincoln Life Variable Annuity Account N ("Variable Account") comprised of the subaccounts described in Note 1 as of December 31, 2005, the related statement of operations for the year then ended and the statements of changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of the Variable Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Variable Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Variable Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of investments owned as of December 31, 2005, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts constituting the Lincoln Life Variable Annuity Account N at December 31, 2005, the results of their operations for the year then ended, and changes in their net assets for each of the two years in the period then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Fort Wayne, Indiana
March 1, 2006

                  The Lincoln National Life Insurance Company

The Lincoln National Life Insurance Company

Consolidated Balance Sheets

                                                                           2005          2004
                                                                       ------------  ------------
                                                                             (000s omitted)
                                                                       --------------------------
ASSETS
Investments:
  Securities available-for-sale, at fair value:
    Fixed maturity (cost: 2005 -- $31,266,985; 2004 -- $31,514,767)    $ 32,244,707  $ 33,331,468
-----------------------------------------------------------------------
    Equity (cost: 2005 -- $94,908; 2004 -- $101,173)                        101,416       113,678
-----------------------------------------------------------------------
  Trading securities                                                      2,984,534     2,942,495
-----------------------------------------------------------------------
  Mortgage loans on real estate                                           3,661,585     3,855,110
-----------------------------------------------------------------------
  Real estate                                                               182,484       191,108
-----------------------------------------------------------------------
  Policy loans                                                            1,857,793     1,864,727
-----------------------------------------------------------------------
  Derivative investments                                                     41,426        52,663
-----------------------------------------------------------------------
  Other investments                                                         423,214       369,103
-------------------------------------------------------------------    ------------  ------------
     Total Investments                                                   41,497,159    42,720,352
-----------------------------------------------------------------------
Cash and invested cash                                                    1,961,621     1,237,704
-----------------------------------------------------------------------
Deferred acquisition costs                                                3,604,111     2,854,067
-----------------------------------------------------------------------
Premium and fees receivable                                                 285,114       243,289
-----------------------------------------------------------------------
Accrued investment income                                                   499,509       495,532
-----------------------------------------------------------------------
Amounts recoverable from reinsurers                                       6,955,245     7,055,970
-----------------------------------------------------------------------
Goodwill                                                                    919,172       919,172
-----------------------------------------------------------------------
Other intangible assets                                                     741,778       819,076
-----------------------------------------------------------------------
Other assets                                                              1,090,744       944,230
-----------------------------------------------------------------------
Assets held in separate accounts                                         56,427,220    48,018,358
-------------------------------------------------------------------    ------------  ------------
     Total Assets                                                      $113,981,673  $105,307,750
-------------------------------------------------------------------    ============  ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Insurance and Investment Contract Liabilities:
  Insurance policy and claim reserves                                  $ 22,973,002  $ 22,461,322
-----------------------------------------------------------------------
  Contractholder funds                                                   22,612,264    23,126,638
-------------------------------------------------------------------    ------------  ------------
     Total Insurance and Investment Contract Liabilities                 45,585,266    45,587,960
-----------------------------------------------------------------------
Short-term debt                                                              33,861        32,072
-----------------------------------------------------------------------
Long-term debt                                                            1,250,000     1,297,182
-----------------------------------------------------------------------
Federal income taxes                                                        101,168       149,638
-----------------------------------------------------------------------
Reinsurance related derivative liability                                    278,243       351,974
-----------------------------------------------------------------------
Funds withheld reinsurance liabilities                                    1,710,704     1,580,217
-----------------------------------------------------------------------
Other liabilities                                                         2,434,074     2,186,576
-----------------------------------------------------------------------
Deferred gain on indemnity reinsurance                                      835,016       911,437
-----------------------------------------------------------------------
Liabilities related to separate accounts                                 56,427,220    48,018,358
-------------------------------------------------------------------    ------------  ------------
     Total Liabilities                                                  108,655,552   100,115,414
-------------------------------------------------------------------    ------------  ------------
Shareholders' Equity:
Common stock -- $2.50 par value,
 authorized, issued and outstanding shares -- 10 million
 (owned by Lincoln National Corporation)                                     25,000        25,000
-------------------------------------------------------------------
Retained earnings                                                         4,847,735     4,385,155
-----------------------------------------------------------------------
Accumulated Other Comprehensive Income:
  Net unrealized gain on securities available-for-sale                      451,716       781,157
-----------------------------------------------------------------------
  Net unrealized gain on derivative instruments                               7,539        13,985
-----------------------------------------------------------------------
  Minimum pension liability adjustment                                       (5,869)      (12,961)
-------------------------------------------------------------------    ------------  ------------
     Total Accumulated Other Comprehensive Income                           453,386       782,181
-------------------------------------------------------------------    ------------  ------------
     Total Shareholders' Equity                                           5,326,121     5,192,336
-------------------------------------------------------------------    ------------  ------------
     Total Liabilities and Shareholders' Equity                        $113,981,673  $105,307,750
-------------------------------------------------------------------    ============  ============

See accompanying notes to the Consolidated Financial Statements.

The Lincoln National Life Insurance Company

Consolidated Statements of Income

                                                                          2005        2004        2003
                                                                       ----------  ----------  ----------
                                                                                 (000s omitted)
                                                                       ----------------------------------
Revenue:
Insurance premiums                                                     $   67,101  $  158,382  $  205,544
-----------------------------------------------------------------------
Insurance fees                                                          1,615,921   1,443,330   1,287,251
-----------------------------------------------------------------------
Net investment income                                                   2,592,298   2,593,207   2,540,077
-----------------------------------------------------------------------
Realized gain (loss) on investments                                       (16,282)    (45,139)    330,768
-----------------------------------------------------------------------
Amortization of deferred gain on indemnity reinsurance                     76,420      87,387      74,234
-----------------------------------------------------------------------
Other revenue and fees                                                    323,520     289,314     242,617
---------------------------------------------------------------------- ----------  ----------  ----------
 Total Revenue                                                          4,658,978   4,526,481   4,680,491
---------------------------------------------------------------------- ----------  ----------  ----------

Benefits and Expenses:
Benefits                                                                2,155,508   2,177,111   2,280,403
-----------------------------------------------------------------------
Underwriting, acquisition, insurance and other expenses                 1,557,530   1,494,623   1,397,692
-----------------------------------------------------------------------
Interest and debt expense                                                  79,357      78,817      79,305
---------------------------------------------------------------------- ----------  ----------  ----------
 Total Benefits and Expenses                                            3,792,395   3,750,551   3,757,400
---------------------------------------------------------------------- ----------  ----------  ----------
Income before Federal Income Taxes and Cumulative Effect of Accounting
  Changes                                                                 866,583     775,930     923,091
-----------------------------------------------------------------------
Federal income taxes                                                      222,977     193,213     244,919
---------------------------------------------------------------------- ----------  ----------  ----------
Income before Cumulative Effect of Accounting Changes                     643,606     582,717     678,172
-----------------------------------------------------------------------
Cumulative Effect of Accounting Changes (net of Federal income taxes)          --     (25,647)   (236,624)
---------------------------------------------------------------------- ----------  ----------  ----------
 Net Income                                                            $  643,606  $  557,070  $  441,548
---------------------------------------------------------------------- ==========  ==========  ==========

See accompanying notes to the Consolidated Financial Statements.

The Lincoln National Life Insurance Company

Consolidated Statements of Shareholders' Equity

                                                                            2005        2004        2003
                                                                         ----------  ----------  ----------
                                                                                   (000s omitted)
                                                                         ----------------------------------
Common Stock:
Balance at beginning and end-of-year                                     $   25,000  $   25,000  $   25,000
-------------------------------------------------------------------------

Retained Earnings:
Balance at beginning-of-year                                              4,385,155   3,856,029   3,610,211
-------------------------------------------------------------------------
Comprehensive income                                                        314,811     566,288     531,059
-------------------------------------------------------------------------
Less other comprehensive income (loss) (net of federal income tax):
 Foreign currency translation adjustment                                                               (375)
-------------------------------------------------------------------------
 Net unrealized gain (loss) on securities available-for-sale, net of
   reclassification adjustment                                             (329,441)     23,187      54,870
-------------------------------------------------------------------------
 Net unrealized gain (loss) on derivative instruments                        (6,446)    (10,287)     (7,557)
-------------------------------------------------------------------------
 Minimum pension liability adjustment                                         7,092      (3,682)     42,573
------------------------------------------------------------------------ ----------  ----------  ----------
Net Income                                                                  643,606     557,070     441,548
-------------------------------------------------------------------------
Additional investment by Lincoln National Corporation/Stock Compensation     18,974     122,056       4,270
-------------------------------------------------------------------------
Dividends declared                                                         (200,000)   (150,000)   (200,000)
------------------------------------------------------------------------ ----------  ----------  ----------
   Balance at End-of-Year                                                 4,847,735   4,385,155   3,856,029
------------------------------------------------------------------------ ----------  ----------  ----------

Net Unrealized Gain on Securities Available-for-Sale:
Balance at beginning-of-year                                                781,157     757,970     703,100
-------------------------------------------------------------------------
Change during the year                                                     (329,441)     23,187      54,870
------------------------------------------------------------------------ ----------  ----------  ----------
   Balance at End-of-Year                                                   451,716     781,157     757,970
------------------------------------------------------------------------ ----------  ----------  ----------

Net Unrealized Gain on Derivative Instruments:
Balance at beginning-of-year                                                 13,985      24,272      31,829
-------------------------------------------------------------------------
Change during the year                                                       (6,446)    (10,287)     (7,557)
------------------------------------------------------------------------ ----------  ----------  ----------
   Balance at End-of-Year                                                     7,539      13,985      24,272
------------------------------------------------------------------------ ----------  ----------  ----------

Minimum Pension Liability Adjustment:
Balance at beginning-of-year                                                (12,961)     (9,279)    (51,852)
-------------------------------------------------------------------------
Change during the year                                                        7,092      (3,682)     42,573
------------------------------------------------------------------------ ----------  ----------  ----------
   Balance at End-of-Year                                                    (5,869)    (12,961)     (9,279)
------------------------------------------------------------------------ ----------  ----------  ----------

Foreign Currency Translation Adjustment:
Balance at beginning-of-year                                                     --          --         375
-------------------------------------------------------------------------
Change during the year                                                           --          --        (375)
------------------------------------------------------------------------ ----------  ----------  ----------
   Balance at End-of-Year                                                        --          --          --
------------------------------------------------------------------------ ----------  ----------  ----------
Total Shareholders' Equity at End-of-Year                                $5,326,121  $5,192,336  $4,653,992
------------------------------------------------------------------------ ==========  ==========  ==========

See accompanying notes to the Consolidated Financial Statements.

The Lincoln National Life Insurance Company

Consolidated Statements of Cash Flows

                                                                          2005         2004         2003
                                                                      -----------  -----------  ------------
                                                                                  (000s omitted)
                                                                      --------------------------------------
Cash Flows from Operating Activities:
Net income                                                            $   643,606  $   557,070  $    441,548
----------------------------------------------------------------------
Adjustments to reconcile net income to net cash provided by operating activities:
 Deferred acquisition costs                                              (485,397)    (426,843)     (374,713)
----------------------------------------------------------------------
 Premiums and fees receivable                                              53,974      111,818      (174,546)
----------------------------------------------------------------------
 Accrued investment income                                                 (3,977)      (5,024)       14,436
----------------------------------------------------------------------
 Policy liabilities and accruals                                         (384,636)    (741,920)      335,873
----------------------------------------------------------------------
 Net trading securities purchases, sales and maturities                   (72,446)     (98,798)     (446,890)
----------------------------------------------------------------------
 Cumulative effect of accounting change                                        --       39,457       363,933
----------------------------------------------------------------------
 Contractholder funds                                                     813,111      905,587     1,095,460
----------------------------------------------------------------------
 Amounts recoverable from reinsurers                                      100,725      374,969      (895,523)
----------------------------------------------------------------------
 Federal income taxes                                                     144,045      120,968       202,067
----------------------------------------------------------------------
 Stock-based compensation expense                                          18,107       18,534         9,589
----------------------------------------------------------------------
 Depreciation                                                              64,273       48,260        49,039
----------------------------------------------------------------------
 Amortization of other intangible assets                                   77,299      102,208        90,917
----------------------------------------------------------------------
 Realized loss on investments and derivative instruments                   16,282       59,277        12,084
----------------------------------------------------------------------
 Gain on sale of subsidiaries/business                                         --      (14,137)           --
----------------------------------------------------------------------
 Amortization of deferred gain                                            (76,420)     (87,387)      (74,234)
----------------------------------------------------------------------
 Other                                                                   (246,448)    (275,023)      308,265
--------------------------------------------------------------------- -----------  -----------  ------------
   Net Adjustments                                                         18,492      131,946       515,757
--------------------------------------------------------------------- -----------  -----------  ------------
   Net Cash Provided by Operating Activities                              662,098      689,016       957,305
--------------------------------------------------------------------- -----------  -----------  ------------

Cash Flows from Investing Activities:
Securities-available-for-sale:
 Purchases                                                             (5,724,964)  (9,001,101)  (13,338,976)
----------------------------------------------------------------------
 Sales                                                                  3,766,918    4,740,060     8,181,666
----------------------------------------------------------------------
 Maturities                                                             2,392,403    2,468,287     3,010,136
----------------------------------------------------------------------
Purchase of other investments                                          (1,007,699)  (1,938,069)   (1,520,429)
----------------------------------------------------------------------
Sale or maturity of other investments                                   1,150,891    2,186,586     1,763,285
----------------------------------------------------------------------
Proceeds from disposition of business                                          --       10,242            --
----------------------------------------------------------------------
Other                                                                       8,647      145,524      (114,153)
--------------------------------------------------------------------- -----------  -----------  ------------
   Net Cash Provided by (Used in) Investing Activities                    586,196   (1,388,471)   (2,018,471)
--------------------------------------------------------------------- -----------  -----------  ------------

Cash Flows from Financing Activities:
Issuance of long-term debt                                                     --       47,182            --
----------------------------------------------------------------------
Payment of long-term debt                                                 (47,182)          --            --
----------------------------------------------------------------------
Net decrease in short-term debt                                             1,789       (9,805)      (61,819)
----------------------------------------------------------------------
Universal life and investment contract deposits                         4,783,388    4,928,315     4,935,740
----------------------------------------------------------------------
Universal life and investment contract withdrawals                     (3,755,091)  (3,353,031)   (2,746,914)
----------------------------------------------------------------------
Investment contract transfers                                          (1,482,777)  (1,336,438)     (816,826)
----------------------------------------------------------------------
Increase in cash collateral on loaned securities                           45,009      181,013       112,236
----------------------------------------------------------------------
Increase in funds withheld liability                                      130,487       87,151        34,998
----------------------------------------------------------------------
Capital contribution from shareholder                                          --      100,000            --
----------------------------------------------------------------------
Dividends paid to shareholders                                           (200,000)    (150,000)     (200,000)
--------------------------------------------------------------------- -----------  -----------  ------------
   Net Cash Provided by (Used in) Financing Activities                   (524,377)     494,387     1,257,415
--------------------------------------------------------------------- -----------  -----------  ------------
   Net Increase (Decrease) in Cash and Invested Cash                      723,917     (205,068)      196,249
--------------------------------------------------------------------- -----------  -----------  ------------
Cash and Invested Cash at Beginning-of-Year                             1,237,704    1,442,772     1,246,523
--------------------------------------------------------------------- -----------  -----------  ------------
   Cash and Invested Cash at End-of-Year                              $ 1,961,621  $ 1,237,704  $  1,442,772
--------------------------------------------------------------------- ===========  ===========  ============

See accompanying notes to the Consolidated Financial Statements.

The Lincoln National Life Insurance Company

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------
1. Summary of Significant Accounting Policies

Basis of Presentation.
The accompanying Consolidated Financial Statements include The Lincoln National Life Insurance Company ("the Company") and its majority-owned subsidiaries (LNL or The Company which may be referred to as we or us). The Company is domiciled in Indiana. Lincoln National Corporation ("LNC") owns 100% of the Company on a direct basis and its subsidiaries on an indirect basis. The Company owns 100% of the outstanding common stock of two insurance company subsidiaries: First Penn-Pacific Life Insurance Company ("First Penn") and Lincoln Life & Annuity Company of New York ("Lincoln Life New York"). The Company also owns several non-insurance companies, including Lincoln Financial Distributors ("LFD") and Lincoln Financial Advisors ("LFA"), LNC's internally owned wholesaling and retailing business units, respectively. LNL's principal businesses consist of underwriting annuities, deposit-type contracts and life insurance through multiple distribution channels. LNL is licensed and sells its products throughout the United States and several U.S. territories. Operations are divided into two business segments: Lincoln Retirement and Life Insurance (see
Note 10). These Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States. The balance sheet information presented in these financial statements and notes thereto is as of December 31 for each respective year. The statement of income information is for the year ended December 31 for each respective year.

Use of Estimates.
The nature of the insurance business requires management to make numerous estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Actual results may differ from those estimates.

Investments.
Securities available-for-sale consist of fixed maturity and equity securities, which are carried at fair value. The cost of available-for-sale fixed maturity securities is adjusted for amortization of premiums and discounts. The cost of available-for-sale fixed maturity and equity securities is reduced to fair value with a corresponding charge to realized loss on investments for declines in value that are other than temporary.

Trading securities consist of fixed maturity and equity securities in designated portfolios, which support modified coinsurance ("Modco") and coinsurance with funds withheld ("CFW") reinsurance arrangements. Investment results for these portfolios, including gains and losses from sales, are passed directly to the reinsurers through the contractual terms of the reinsurance arrangements. Trading securities are carried at fair value and changes in fair value are recorded in net income as they occur. Offsetting these amounts are corresponding changes in the fair value of embedded derivative liabilities associated with the underlying reinsurance arrangements.

For the mortgage-backed securities portion of the trading and available-for-sale fixed maturity securities portfolios, we recognize investment income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. When the effective yield changes, the carrying value of the security is adjusted prospectively. This adjustment is reflected in net investment income.

Mortgage loans on real estate are carried at the outstanding principal balances adjusted for amortization of premiums and discounts and are net of valuation allowances. Valuation allowances are established for the excess carrying value of the mortgage loan over its estimated fair value when it is probable that based upon current information and events, we will be unable to collect all amounts due under the contractual terms of the loan agreement. When we determine that a loan is impaired, the cost is adjusted or a provision for loss is established equal to the difference between the amortized cost of the mortgage loan and the estimated value. Estimated value is based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's observable market price; 3) the fair value of the collateral. The provision for losses is reported as realized gain (loss) on investments. Mortgage loans deemed to be uncollectible are charged against the allowance for losses and subsequent recoveries, if any, are credited to the allowance for losses. Interest income on mortgage loans includes interest collected, the change in accrued interest, and amortization of premiums and discounts. Mortgage loan fees and costs are recorded in net investment income as they are incurred.

Investment real estate is carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset. Cost is adjusted for impairment when the projected undiscounted cash flow from the investment is less than the carrying value. Impaired real estate is written down to the estimated fair value of the real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Also, valuation allowances for losses are established, as appropriate, for real estate holdings that are in the process of being sold. Real estate acquired through foreclosure proceedings is reclassified on the balance sheet from mortgage loans on real estate to real estate and is recorded at fair value at the settlement date, which establishes a new cost basis. If a subsequent periodic review of a foreclosed property indicates the fair value, less estimated costs to sell, is lower than the carrying value at settlement date, the carrying value is adjusted to the lower amount. Write-downs to real estate and any changes to the reserves on real estate are reported as realized gain (loss) on investments.

Policy loans are carried at aggregate unpaid balances.

Cash and invested cash are carried at cost and include all highly liquid debt instruments purchased with a maturity of three months or less.

Realized gain (loss) on investments includes realized gains and (losses) from the sale of investments, derivative gains (losses),

The Lincoln National Life Insurance Company

1. Summary of Significant Accounting Policies (continued)

gains on sale of subsidiaries/business, and net gain on reinsurance embedded derivative/trading securities. See Note 3 for additional detail. Realized gain
(loss) on investments is recognized in net income, net of associated amortization of deferred acquisition costs ("DAC") and investment expenses, using the specific identification method. Changes in the fair values of available-for-sale securities carried at fair value are reported as a component of accumulated other comprehensive income, after deductions for related adjustments for DAC and amounts required to satisfy policyholder commitments that would have been recorded had these securities been sold at their fair value, and after deferred taxes or credits to the extent deemed recoverable.

Derivative Instruments.
We hedge certain portions of our exposure to interest rate risk, credit risk, foreign exchange risk and equity fluctuation risk by entering into derivative transactions. We recognize all derivative instruments as either assets or liabilities in the Consolidated Balance Sheets at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we must designate the hedging instrument based upon the exposure being hedged -- as a cash flow hedge, fair value hedge or a hedge of a net investment in a foreign operation. As of December 31, 2005 and 2004, we had derivative instruments that were designated and qualified as cash flow hedges. In addition, we had derivative instruments that were economic hedges, but were not designated as hedging instruments under Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133").

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income ("OCI") and reclassified into net income in the same period or periods during which the hedged transaction affects net income. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of designated future cash flows of the hedged item (hedge ineffectiveness), if any, is recognized in net income during the period of change. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain in fair value on the hedged item attributable to the hedged risk are recognized in net income during the period of change in fair values. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in net income during the period of change.

We have certain Modco and CFW reinsurance arrangements with embedded derivatives related to the funds withheld assets. These derivatives are considered total return swaps with contractual returns that are attributable to various assets and liabilities associated with these reinsurance arrangements. Changes in the fair value of these derivatives are recorded in net income as they occur. Offsetting these amounts are corresponding changes in the fair value of trading securities in portfolios that support these arrangements.

See Note 8 for further discussion of our accounting policy for derivative instruments.

Loaned Securities.
Securities loaned are treated as collateralized financing transactions and a liability is recorded equal to the cash collateral received which is typically greater than the market value of the related securities loaned. This liability is included within other liabilities in our Consolidated Balance Sheets. Our agreements with third parties generally contain contractual provisions to allow for additional collateral to be obtained when necessary. We value collateral daily and obtain additional collateral when deemed appropriate.

Property and Equipment.
Property and equipment owned for company use is included in other assets in our Consolidated Balance Sheet and is carried at cost less allowances for depreciation. Provisions for depreciation of investment real estate and property and equipment owned for company use are computed principally on the straight-line method over the estimated useful lives of the assets.

Premiums and Fees on Investment Products and Universal Life and Traditional Life Insurance Products.
Investment Products and Universal Life Insurance Products: Investment products consist primarily of individual and group variable and fixed deferred annuities. Universal life insurance products include universal life insurance, variable universal life insurance, and other interest-sensitive life insurance policies. These products include life insurance sold to individuals, corporate-owned life insurance and bank-owned life insurance. Revenues for investment products and universal life insurance products consist of net investment income, asset based fees, cost of insurance charges, percent of premium charges, policy administration charges and surrender charges that have been assessed and earned against policy account balances and premiums received during the period. The timing of revenue recognition as it relates to fees assessed on investment contracts is determined based on the nature of such fees. Asset based fees, cost of insurance and policy administration charges are assessed on a daily or monthly basis and recognized as revenue when assessed and earned. Percent of premium charges are assessed at the time of premium payment and recognized as revenue when assessed and earned. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited. Surrender charges are recognized upon surrender of a contract by the contractholder in accordance with contractual terms.

Traditional Life Insurance Products: Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due from the policyholder.

The Lincoln National Life Insurance Company

1. Summary of Significant Accounting Policies (continued)


Other Revenues and Fees.
Other revenue and fees principally consists of amounts earned by LFA, our retail distribution arm, from sales of third party insurance and investment products. Such revenue is recorded as earned at the time of sale.

Assets Held in Separate Accounts/Liabilities Related to Separate Accounts. These assets and liabilities related to separate accounts represent segregated funds administered and invested by us and our insurance subsidiaries for the exclusive benefit of pension and variable life and annuity contractholders. Both the assets and liabilities are carried at fair value. The fees earned by us and our insurance subsidiaries for administrative and contractholder maintenance services performed for these separate accounts are included in insurance fee revenue.

Deferred Acquisition Costs, Deferred Front End Loads, Deferred Sales
Inducements.
Commissions and other costs of acquiring universal life insurance, variable universal life insurance, traditional life insurance, annuities and other investment contracts, which vary with and are primarily related to the production of new business, have been deferred to the extent recoverable. The methodology for determining the amortization of acquisition costs varies by product type based on two different accounting pronouncements: SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("SFAS 97") and SFAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("SFAS 60"). Under SFAS 97, acquisition costs for universal life, variable universal life insurance and investment-type products, which include fixed and variable deferred annuities, are amortized over the lives of the policies in relation to the incidence of estimated gross profits from surrender charges, investment, mortality net of reinsurance ceded and expense margins, and actual realized gain (loss) on investments. Past amortization amounts are adjusted when revisions are made to the estimates of current or future gross profits expected from a group of products. Policy lives for universal and variable universal life policies are estimated to be 30 years, based on the expected lives of the policies. Policy lives for fixed and variable deferred annuities are 14 to 18 years for the traditional, long surrender charge period products and 8 to 10 years for the more recent short-term, or no surrender charge variable products. The front-end load annuity product has an assumed life of 25 years. Longer lives are assigned to those blocks that have demonstrated favorable experience.

Under SFAS 60, acquisition costs for traditional life insurance products, which include whole life and term life insurance contracts are amortized over periods of 10 to 30 years on either a straight-line basis or as a level percent of premium of the related policies depending on the block of business. There is currently no DAC being amortized under SFAS 60 for fixed and variable payout annuities.

For all SFAS 97 and SFAS 60 policies, amortization is based on assumptions consistent with those used in the development of the underlying policy form adjusted for emerging experience and expected trends.

Policy sales charges that are collected in the early years of an insurance policy have been deferred (referred to as "deferred front-end loads" or "DFEL") and are amortized into income over the life of the policy in a manner consistent with that used for DAC. (See above for discussion of amortization methodologies.)

Bonus credits and amounts credited to policyholders for enhanced interest rates on variable annuity contracts that are under dollar cost averaging ("DCA") funding arrangements are considered sales inducement and deferred as a sales inducement asset (referred to as "deferred sales inducements" or "DSI") included in other assets. DSI is amortized as a benefit expense over the expected life of the contract. Amortization is computed using the same methodology and assumptions used in amortizing DAC.

Benefits and Expenses.
Benefits and expenses for universal life-type and other interest-sensitive life insurance products include interest credited to policy account balances and benefit claims incurred during the period in excess of policy account balances. Interest crediting rates associated with funds invested in our general account during 2003 through 2005 ranged from 4.0% to 7.0%. For traditional life, group health and disability income products, benefits and expenses, other than DAC, are recognized when incurred in a manner consistent with the related premium recognition policies. Benefits and expenses includes the change in reserves for annuity products with guaranteed benefits, such as guaranteed minimum death benefits ("GMDB") and guaranteed income benefits ("GIB"), and the change in fair values of guarantees for annuity products with guaranteed minimum withdrawal benefits ("GMWB").

Goodwill and Other Intangible Assets.
Goodwill, as measured by the excess of the cost of acquired subsidiaries or businesses over the fair value of net assets acquired, is not amortized, but is subject to impairment tests conducted at least annually.

Other intangible assets for acquired insurance businesses consist of the value of existing blocks of business (referred to as the "present value of in-force"). The present value of in-force ("PVIF") is amortized over the expected lives of the block of insurance business in relation to the incidence of estimated profits expected to be generated on universal life, variable universal life and investment-type products acquired, (i.e., variable deferred annuities) and over the premium paying period for insurance products acquired, (i.e., traditional life insurance products). Amortization is based upon assumptions used in pricing the acquisition of the block of business and is adjusted for emerging experience. Accordingly, amortization periods and methods of amortization for PVIF vary depending upon the particular characteristics of the underlying blocks of acquired insurance business. PVIF is amortized in a manner consistent with DAC.

The carrying values of other intangible assets are reviewed periodically for indicators of impairment in value that are other than temporary, including unexpected or adverse changes in the following: (1) the economic or competitive

The Lincoln National Life Insurance Company

1. Summary of Significant Accounting Policies (continued)

environments in which the company operates, (2) profitability analyses,
(3) cash flow analyses, and (4) the fair value of the relevant subsidiary. If there was an indication of impairment then the cash flow method would be used to measure the impairment and the carrying value would be adjusted as necessary.

Insurance and Investment Contract Liabilities.
The liabilities for future policy benefits and claim reserves for universal and variable universal life insurance policies consist of policy account balances that accrue to the benefit of the policyholders, excluding surrender charges. The liabilities for future insurance policy benefits and claim reserves for traditional life policies are computed using assumptions for investment yields, mortality and withdrawals based principally on generally accepted actuarial methods and assumptions at the time of policy issue. Interest assumptions for traditional direct individual life reserves for all policies range from 2.25% to 7.00% depending on the time of policy issue. The interest assumptions for immediate and deferred paid-up annuities range from 0.75% to 13.50%.

Beginning January 1, 2004, the liabilities for future claim reserves for variable annuity products containing GMDB features are calculated by multiplying the benefit ratio (present value of total expected GMDB payments over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative assessments recorded from the contract inception through the balance sheet date less the cumulative GMDB payments plus interest. The change in the reserve for a period is then the benefit ratio multiplied by the assessments recorded for the period less GMDB claims paid in the period plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to DAC. Prior to January 1, 2004, the liabilities for future claim reserves for the GMDB feature were a function of the net amount at risk ("NAR"), mortality, persistency and incremental death benefit mortality and expense assessments ("M&E") expected to be incurred over the period of time for which the NAR was positive.

With respect to its insurance and investment contract liabilities, we continually review our: 1) overall reserve position; 2) reserving techniques and 3) reinsurance arrangements. As experience develops and new information becomes known, liabilities are adjusted as deemed necessary. The effects of changes in estimates are included in the operating results for the period in which such changes occur.

The business written or assumed by us includes participating life insurance contracts, under which the policyholder is entitled to share in the earnings of such contracts via receipt of dividends. The dividend scale for participating policies is reviewed annually and may be adjusted to reflect recent experience and future expectations. As of December 31, 2005 and 2004 participating policies comprised 3% and 4% of the face amount of insurance in-force, and dividend expenses were $77.7 million, $77.4 million, and $81.6 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Reinsurance.
We enter into reinsurance agreements with other companies in the normal course of its business. Prior to the acquisition of our reinsurance operations by Swiss Re in 2001, we assumed reinsurance from unaffiliated companies. The transaction with Swiss Re involved a series of indemnity reinsurance transactions combined with the sale of certain stock companies that comprised our reinsurance operations. All reinsurance agreements, excluding Modco agreements, are reported on a gross basis. Modco agreements are reported net, since there is a right of offset.

Post-retirement Medical and Life Insurance Benefits.
We account for our post-retirement medical and life insurance benefits using the full accrual method.

Stock Based Compensation.
We expense the fair value of stock awards included in LNC's incentive compensation plans. On the date LNC's Board of Directors approves stock awards, the fair value of stock options is determined using a Black-Scholes options valuation methodology. The fair value of other stock awards is based upon the market value of the stock. The fair value of the awards is expensed over the service period, which generally corresponds to the vesting period, and is recognized as an increase to common stock in shareholders' equity. For additional information on stock based incentive compensation see Note 7.

Income Taxes.
We and our eligible subsidiaries have elected to file consolidated Federal and state income tax returns with LNC and certain LNC subsidiaries. Pursuant to an intercompany tax sharing agreement with LNC, we provide for income taxes on a separate return filing basis. The tax sharing agreement also provides that we will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax returns of LNC.

Reclassifications.
Certain amounts reported in prior years' Consolidated Financial Statements have been reclassified to conform with the presentation adopted in the current year. These reclassifications have no effect on net income or shareholder's equity of the prior years.

The Lincoln National Life Insurance Company

--------------------------------------------------------------------------------
2. Changes in Accounting Principles and Changes in Estimates


SFAS No. 123(r) -- Accounting for Share-Based Payment.

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(r)"), which is a revision of SFAS 123, "Accounting for Stock-based Compensation." SFAS 123(r) requires recognition in the income statement of all share-based payments to employees based on their fair values. We had previously adopted the retroactive restatement method under SFAS 148, "Accounting for Stock-based Compensation - Transition and Disclosure," and restated all periods presented to reflect stock-based employee compensation cost under the fair value accounting method for all employee awards granted, modified or settled in fiscal years beginning after December 15, 1994.

We currently use the Black-Scholes formula to estimate the value of stock options granted to employees. We are evaluating the use of other acceptable option valuation models upon the required adoption of SFAS 123(r). SFAS 123(r) also requires the reporting of the benefits of tax deductions in excess of recognized compensation as financing cash flow rather than as an operating cash flow. In April 2005, the Securities and Exchange Commission ("SEC") deferred required implementation to January 1, 2006. We do not expect the adoption of SFAS 123(r) to have a material effect on our results of operations, operating cash flows or financial position.

Statement of Position 05-1.

In September 2005, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"). SOP 05-1 addresses the accounting for DAC on internal replacements other than those described in SFAS 97. An internal replacement is defined by SOP 05-1 as a modification in product benefits, features, rights or coverages that occurs by (a) exchanging the contract for a new contract, (b) amending, endorsing or attaching a rider to the contract, or
(c) electing a feature or coverage within a replaced contract. Contract modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. Contract modifications that result in a substantially changed contract should be accounted for as an extinguishment of the replaced contract, and any unamortized DAC, unearned revenue and deferred sales charges must be written-off. SOP 05-1 is to be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. We expect to adopt SOP 05-1 effective January 1, 2007. We are currently evaluating the potential effects of SOP 05-1 on our consolidated financial condition and results of operations.

EITF 03-1 -- The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.

In March 2004, the FASB's Emerging Issues Task Force ("EITF") reached a final consensus on Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). EITF 03-1 established impairment models for determining whether to record impairment losses associated with investments in certain equity and debt securities. It also required the accrual of income on a level-yield basis following an impairment of debt securities, where reasonable estimates of the timing and amount of future cash flows can be made.

In September 2004, the FASB delayed the effective date of the accounting and measurement provisions of EITF 03-1 in order to consider further guidance. However, the disclosure requirements and the definition of other-than-temporary impairment ("OTTI") included in EITF 03-1 were not delayed, and accordingly we adopted the definition of OTTI to evaluate all securities within the scope of EITF 03-1 and provided the required disclosures.

In November 2005, the FASB issued FASB Staff Position ("FSP") FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"). The guidance in FSP 115-1 nullifies the accounting and measurement provisions of EITF 03-1, references existing OTTI guidance, and supersedes EITF Topic No. D-44 "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value." FSP 115-1 will be applied prospectively and is effective for reporting periods beginning after December 15, 2005. We will adopt FSP 115-1 on January 1, 2006. Our existing policies for recognizing OTTIs are consistent with the guidance in FSP 115-1, therefore we do not expect the adoption will have an effect on our consolidated financial condition or results of operations.

SFAS No. 155 -- Accounting for Certain Hybrid Financial Instruments -- an amendment of FASB Statements No. 133 and 140.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140" ("SFAS 155"), which permits fair value remeasurement for a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Under SFAS 155, an entity may make an irrevocable election to measure a hybrid financial instrument at fair value, in its entirety, with changes in fair value recognized in earnings. SFAS 155 also: (a) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133;
(b) eliminates the interim guidance in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assts," and establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; (c) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and,
(d) eliminates restrictions on a qualifying special-purpose entity's ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument. We expect to

The Lincoln National Life Insurance Company

2. Changes in Accounting Principles and Changes in Estimates (continued)

adopt SFAS 155 for all financial instruments acquired, issued, or subject to a remeasurement event occurring after January 1, 2007. Upon adoption of SFAS 155, the fair value election may also be applied to hybrid financial instruments that had previously been bifurcated pursuant to SFAS 133. Prior period restatement is not permitted. We are currently evaluating the potential effects of SFAS 155 on our consolidated financial condition and results of operations.

Statement of Position 03-1.

Effective January 1, 2004, we implemented the provisions of AICPA SOP 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("SOP 03-1"). Adjustments arising from implementation, as discussed below, were recorded in net income as a cumulative effect of accounting change.

Guaranteed Minimum Death Benefit Reserves. Although there was no method prescribed under GAAP for GMDB reserving until the issuance of SOP 03-1, our Lincoln Retirement segment had been recording a reserve for GMDBs. At
December 31, 2003, our GMDB reserve was $46.4 million. Adoption of the GMDB reserving methodology under SOP 03-1 resulted in a decrease to reserves of $9.7 million pre-tax. GMDB reserves were $14.8 million and $18.2 million at December 31, 2005 and 2004, respectively, of which $14.4 million and $18.0 million were ceded to an affiliated reinsurance company. See Note 13 for additional information.

Application of SOP 03-1 impacts EGPs used to calculate amortization of DAC, PVIF, DSI, and the liability for DFEL. The benefit ratio approach under SOP 03-1 results in a portion of future GMDB fees being accrued as a liability for future GMDB reserves. As a result, the EGPs used in our determination of DAC amortization are lower under SOP 03-1. Therefore upon adoption of SOP 03-1 we reported an unfavorable DAC/PVIF/DSI/DFEL unlocking as a negative cumulative effect adjustment of $43.2 million pre-tax in 2004.

The combined effects of the GMDB reserve requirements and related unlocking adjustments from implementation of SOP 03-1 resulted in a charge to net income for the cumulative effect of accounting change of $35.3 million pre-tax ($22.9 million after-tax) in 2004.

Sales Inducements. Our Lincoln Retirement segment variable annuity product offerings include contracts that offer a bonus credit, typically ranging from 2% to 5% of each deposit. We also offer enhanced interest rates to variable annuity contracts that are under DCA funding arrangements. Bonus credits and excess DCA interest are considered sales inducements under SOP 03-1 and, as such, are to be deferred as a sales inducement asset and amortized as a benefit expense over the expected life of the contract. Amortization is computed using the same methodology and assumptions used in amortizing DAC.

We previously deferred bonus credits as part of the DAC asset and reported the amortization of bonus credits as part of DAC amortization. Upon implementation of SOP 03-1, we reclassified bonus credits of $45.2 million from DAC to DSI, which are reported in other assets on the Consolidated Balance Sheets. Amortization of the DSI asset is reported as part of benefit expense. Prior period balance sheet and income statement line item presentation has been reclassified to conform to the new basis of presentation.

We previously reported excess DCA interest as benefit expense when the excess interest was earned under the contract. As required by SOP 03-1, during the first quarter of 2004, we began deferring excess DCA interest as DSI and amortizing this DSI as benefit expense over the expected life of the contract. Over the long run the same amount of excess DCA interest expense will emerge under SOP 03-1 as under our previous accounting method. However, due to the prospective treatment of new DSI, our net income was $7.9 million higher under SOP 03-1 in 2004 relative to the approach used in 2003. This pattern is expected to continue for near term financial reporting periods.

Universal Life Contracts. Our Life Insurance segment offers an array of individual and survivor-life universal life insurance products that contain features for which SOP 03-1 might apply. A review of the products and their features for possible SOP implications concluded that no additional reserves were necessary with the exception of the MoneyGuard(R) product. MoneyGuard(R) is a universal life insurance product with an acceleration of death benefit feature that provides convalescent care benefit payments when the insured becomes chronically ill. There is an optional extension of benefit rider available that will provide continuation of the convalescent care benefit payments once the total benefits from the base policy have been exhausted. The optional extended benefit payments can be for 2 years, 4 years, or the remaining life of the insured. Charges for the extension rider are deducted from the base policy account value and vary by the length of extension period selected. The adoption of SOP 03-1 in 2004 resulted in a charge recorded as a cumulative effect of accounting change of $4.2 million pre-tax ($2.7 million after-tax) for the extension of benefit feature in MoneyGuard(R).

FSP FAS 97-1 -- Situations in Which Paragraphs of FASB Statement No. 97 Permit or Require Accrual of an Unearned Revenue Liability.

In June 2004, the FASB issued FSP FAS 97-1 ("FSP 97-1"), which was effective for the third quarter of 2004. FSP 97-1 clarified that SOP 03-1 did not restrict the recording of a liability for unearned revenue as defined in accordance with paragraphs 17(b) and 20 of SFAS 97 to only those situations where profits are followed by expected losses. We implemented the requirements of FSP 97-1, and they did not have any effect on our results of operations.

FSP FAS 106-2 -- Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003.

In May 2004, the FASB issued FSP FAS 106-2 ("FSP 106-2"), to provide accounting guidance related to the Medicare

The Lincoln National Life Insurance Company

2. Changes in Accounting Principles and Changes in Estimates (continued)

Prescription Drug Improvement and Modernization Act of 2003 ("the Medicare Act"), which became law in December 2003. The Medicare Act introduces a prescription drug benefit under Medicare, and a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. FSP 106-2 requires sponsors of a post-retirement health care plan that provides retiree prescription drug benefits to reflect the provisions of the Medicare Act in determining post-retirement benefit cost for the first annual or interim period starting after June 15, 2004. We completed our analysis and incorporated the provisions of the Medicare Act in determining other post-retirement benefit costs and the accumulated post-retirement benefit obligation in the third quarter of 2004. Implementation of FSP 106-2 did not have a material effect on our results of operations. For additional information, see Note 7. During 2005, we became eligible to receive the federal subsidy available under the Medicare Act, as the retiree prescription drug benefits included in our retiree medical benefit plan are at least actuarially equivalent to Medicare Part D.

Accounting for Modified Coinsurance.

During the fourth quarter of 2003, we implemented the FASB's Derivative Implementation Group Statement 133 Implementation Issue No. B36 ("DIG B36"). DIG B36 provides that the embedded derivatives included within Modco and CFW reinsurance agreements must be accounted for separately from the underlying reinsurance agreements. The effective date for our implementation of DIG B36 was the October 1, 2003 start date of the fourth quarter.

In 2003 we recorded a charge to net income as a cumulative effect of accounting change of $236.6 million after-tax ($363.9 million pre-tax), representing the fair value of the embedded derivatives included in various Modco and CFW reinsurance agreements. In conjunction with the cumulative effect of accounting change, we also recorded an increase in other comprehensive income of $222.8 million after-tax ($342.8 million pre-tax), relating to a release of the liability for unrealized investment gains on the underlying available-for-sale securities, which, prior to the implementation of DIG B36, had been accounted for as gains benefiting the reinsurance companies assuming the risks under the Modco and CFW reinsurance agreements. Concurrent with the initial recording of the embedded derivative associated with these reinsurance arrangements, we reclassified related available-for-sale securities to trading securities, resulting in a mark-to-market adjustment of $342.9 million pre-tax ($222.9 million after-tax). The net effect of these adjustments, at the time of implementing DIG B36, was a reduction of $21.1 million in net income and $13.8 million in shareholders' equity.

Effective with the fourth quarter of 2003, changes in the fair value of the embedded derivative flow through net income, as do changes in the fair value of the trading account securities. These adjustments do not net to zero in any one particular accounting period due to the fact that not all of the invested assets supporting these Modco and CFW reinsurance agreements were available-for-sale securities that could be reclassified to trading securities, and not all Modco and CFW reinsurance agreements have segregated portfolios of securities that can be classified as trading securities. However, it is important to note that these differences in net income will reverse over the term of the underlying Modco and CFW reinsurance agreements, reflecting the fact that the accounting for the embedded derivatives prescribed in DIG B36 changes the timing of the recognition of income under these Modco and CFW reinsurance agreements but does not change the total amount of earnings that will ultimately be reported over the life of these agreements.

The Lincoln National Life Insurance Company

--------------------------------------------------------------------------------
3. Investments

The amortized cost, gross unrealized gain and loss, and fair value of securities available-for-sale are as follows:

                                             Amortized Cost  Gains    Losses  Fair Value
                                             -------------- -------- -------  ----------
                                                            (in millions)
                                             -------------------------------------------
2005:
  Corporate bonds...........................   $24,189.6    $1,106.1 $(241.2) $25,054.5
  U.S. government bonds.....................       142.6        12.2      --      154.8
  Foreign government bonds..................       839.0        62.3    (2.9)     898.4
  Asset and mortgage-backed securities:
    Mortgage pass-through securities........       453.2         4.5    (5.5)     452.2
    Collateralized mortgage obligations.....     2,982.1        25.0   (34.0)   2,973.1
    Commercial mortgage backed securities...     2,350.5        51.8   (20.8)   2,381.5
    Other asset-backed securities...........        98.8         3.4    (0.2)     102.0
  State and municipal bonds.................       123.1         3.5    (0.8)     125.8
  Redeemable preferred stocks...............        88.1        14.3      --      102.4
                                               ---------    -------- -------  ---------
     Total fixed maturity securities........    31,267.0     1,283.1  (305.4)  32,244.7
Equity securities...........................        94.9         6.5      --      101.4
                                               ---------    -------- -------  ---------
     Total..................................   $31,361.9    $1,289.6 $(305.4) $32,346.1
                                               =========    ======== =======  =========
2004:
  Corporate bonds...........................   $24,415.4    $1,660.9 $(108.3) $25,968.0
  U.S. government bonds.....................       151.6        11.1      --      162.7
  Foreign government bonds..................       884.6        61.9    (0.4)     946.1
  Asset and mortgage-backed securities:
    Mortgage pass-through securities........       695.8         9.9    (1.0)     704.7
    Collateralized mortgage obligations.....     2,650.8        62.6    (8.2)   2,705.2
    Commercial mortgage backed securities...     2,347.4       111.8    (9.7)   2,449.5
    Other asset-backed securities...........       150.3         7.7    (0.5)     157.5
  State and municipal bonds.................       157.7         4.5    (0.6)     161.6
  Redeemable preferred stocks...............        61.2        15.0      --       76.2
                                               ---------    -------- -------  ---------
     Total fixed maturity securities........    31,514.8     1,945.4  (128.7)  33,331.5
Equity securities...........................       101.2        12.5      --      113.7
                                               ---------    -------- -------  ---------
     Total..................................   $31,616.0    $1,957.9 $(128.7) $33,445.2
                                               =========    ======== =======  =========

Future maturities of fixed maturity securities available-for-sale are as follows:

                                             Amortized Cost Fair Value
                                             -------------- ----------
                                                   (in millions)
                                             -------------------------
           Due in one year or less..........   $   975.0    $   985.3
           Due after one year through five
            years...........................     5,956.0      6,096.2
           Due after five years through ten
            years...........................     9,293.6      9,546.6
           Due after ten years..............     9,157.8      9,707.8
                                               ---------    ---------
             Subtotal.......................    25,382.4     26,335.9
           Asset and mortgage-backed
            securities......................     5,884.6      5,908.8
                                               ---------    ---------
             Total..........................   $31,267.0    $32,244.7
                                               =========    =========

The foregoing data is based on stated maturities. Actual maturities will differ in some cases because borrowers may have the right to call or pre-pay obligations.

The amortized cost and estimated fair value of investments in asset/mortgage-backed securities summarized by interest rates of the underlying collateral are as follows:

                                  Amortized Cost Fair Value
                                  -------------- ----------
                                        (in millions)
                         -        -------------------------
                       Below 5%..    $  162.5     $  159.5
                       5%-6%.....     2,508.3      2,481.7
                       6%-7%.....     1,898.8      1,903.5
                       Above 7%..     1,315.0      1,364.1
                                     --------     --------
                         Total...    $5,884.6     $5,908.8
                                     ========     ========

The Lincoln National Life Insurance Company

3. Investments (continued)


The quality ratings of fixed maturity securities available-for-sale are as follows:

               NAIC         Rating Agency      Estimated
            Designation Equivalent Designation Fair Value % of Total
            ----------- ---------------------- ---------- ----------
                                                   (in millions)
                                               --------------------
                 1        AAA / AA / A........ $19,264.5     59.7%
                 2        BBB.................  10,483.1     32.5%
                 3        BB..................   1,500.0      4.7%
                 4        B...................     758.2      2.4%
                 5        CCC and lower.......     161.6      0.5%
                 6        In or near default..      77.3      0.2%
                                               ---------    -----
                                               $32,244.7    100.0%
                                               =========    =====

The major categories of net investment income are as follows:

                                          2005     2004     2003
                          -             -------- -------- --------
                                              (in millions)
                                        --------------------------
              Fixed maturity securities
               available-for-sale...... $1,958.8 $1,932.3 $2,030.1
              Equity securities
               available-for-sale......      7.2      8.4      9.2
              Trading securities.......    176.1    173.3     41.2
              Mortgage loans on real
               estate..................    287.5    349.5    337.9
              Real estate..............     47.7     24.7     42.0
              Policy loans.............    117.9    119.2    122.5
              Invested cash............     46.1     20.6      5.3
              Other investments........     61.4     54.3     47.6
                                        -------- -------- --------
                Investment revenue.....  2,702.7  2,682.3  2,635.8
              Investment expense.......    110.4     89.1     95.7
                                        -------- -------- --------
                Net investment income.. $2,592.3 $2,593.2 $2,540.1
                                        ======== ======== ========

Trading securities at fair value retained in connection with Modco and CFW reinsurance arrangements, consisted of the following:

                                                     2005     2004
                              -                    -------- --------
                                                     (in millions)
                                                   -----------------
            Corporate bonds....................... $2,282.1 $2,259.0
            U.S. government bonds.................    322.4    307.8
            Foreign government bonds..............     52.0     50.5
            Asset and mortgage-backed
             securities:
              Mortgage pass-through securities....     28.7     37.6
              Collateralized mortgage obligations.    113.2    103.1
              Commercial mortgage backed
               securities.........................    148.4    151.4
              Other asset-backed securities.......      8.6      9.3
            State and municipal bonds.............     18.8     18.8
            Redeemable preferred stocks...........      8.1      2.7
                                                   -------- --------
                Total fixed maturity securities...  2,982.3  2,940.2
            Equity securities.....................      2.2      2.3
                                                   -------- --------
                Total............................. $2,984.5 $2,942.5
                                                   ======== ========

The portion of the market adjustment for trading securities still held at December 31, 2005 and 2004 was a gain (loss) of $(70.4) million and $23.0 million, respectively.

The detail of the realized gain (loss) on investments is as follows:

                                               2005    2004    2003
                           -                  ------  ------  ------
                                                   (in millions)
                                              ----------------------
          Realized loss on investments and
           derivative instruments............ $(21.0) $(58.2) $(16.1)
          Gain on transfer of securities from
           available-for-sale to trading.....     --      --   342.9
          Gain (loss) on reinsurance
           embedded derivative/trading
           securities........................    4.7    (1.0)    4.0
          Gain on sale of subsidiaries/
           business..........................     --    14.1      --
                                              ------  ------  ------
          Total realized gain (loss) on
           investments....................... $(16.3) $(45.1) $330.8
                                              ======  ======  ======

The detail of the realized loss on investments and derivative instruments is as follows:

                                             2005     2004     2003
                          -                 ------  -------  -------
                                                  (in millions)
                                            ------------------------
           Fixed maturity securities
            available-for-sale
             Gross gain.................... $112.8  $ 107.6  $ 333.7
             Gross loss....................  (89.9)  (115.3)  (353.7)
           Equity securities
            available-for-sale
             Gross gain....................    7.8     18.7     25.4
             Gross loss....................     --     (0.7)    (4.4)
           Other investments...............   10.2      4.5     28.1
           Associated amortization of
            deferred acquisition costs and
            provision for policyholder
            commitments....................  (51.9)   (51.2)   (32.8)
           Investment expenses.............   (9.4)   (10.3)    (9.9)
                                            ------  -------  -------
           Total Investments...............  (20.4)   (46.7)   (13.6)
           Derivative instruments net of
            associated amortization of
            deferred acquisition costs.....   (0.6)   (11.5)    (2.5)
                                            ------  -------  -------
           Total investments and derivative
            instruments.................... $(21.0) $ (58.2) $ (16.1)
                                            ======  =======  =======

The Lincoln National Life Insurance Company

3. Investments (continued)


Provisions (credits) for write-downs and net changes in allowances for loss, which are included in the realized loss on investments and derivative instruments shown above, are as follows:

                                             2005   2004   2003
                            -               -----  -----  ------
                                                (in millions)
                                            --------------------
              Fixed maturity securities
               available-for-sale.......... $19.2  $67.2  $248.8
              Equity securities
               available-for-sale..........    --     --     3.4
              Mortgage loans on real estate  (6.0)  (2.0)    5.6
              Real estate..................    --     --     4.1
              Guarantees...................    --   (0.1)   (0.3)
                                            -----  -----  ------
                Total...................... $13.2  $65.1  $261.6
                                            =====  =====  ======

The change in unrealized appreciation (depreciation) on investments in fixed maturity and equity securities available-for-sale is as follows:

                                        2005    2004   2003
                            -         -------  -----  ------
                                          (in millions)
                                      ----------------------
                    Fixed maturity
                     securities...... $(839.0) $61.3  $190.8
                    Equity securities    (6.0)  (6.1)    7.6
                                      -------  -----  ------
                      Total.......... $(845.0) $55.2  $198.4
                                      =======  =====  ======

For total traded and private securities held by us at December 31, 2005 and 2004 that are in unrealized loss status, the fair value, amortized cost, unrealized loss and total time period that the security has been in an unrealized loss position are presented in the table below.

                                                            % Fair Amortized % Amortized Unrealized % Unrealized
                                                 Fair Value Value    Cost       Cost        Loss        Loss
                                                 ---------- ------ --------- ----------- ---------- ------------
                                                                          (in millions)
                                                 --------------------------------------------------------------
2005
(less or =) 90 days............................. $ 3,006.1   27.6% $ 3,039.3     27.1%    $ (33.2)      10.9%
(greater than) 90 days but (less or =) 180 days.   5,152.3   47.4%   5,257.4     47.1%     (105.1)      34.4%
(greater than) 180 days but (less or =) 270 days     373.5    3.4%     383.9      3.4%      (10.4)       3.4%
(greater than) 270 days but (less or =) 1 year..     788.4    7.2%     822.0      7.3%      (33.6)      11.0%
(greater than) 1 year...........................   1,570.3   14.4%   1,693.4     15.1%     (123.1)      40.3%
                                                 ---------  -----  ---------    -----     -------      -----
  Total......................................... $10,890.6  100.0% $11,196.0    100.0%    $(305.4)     100.0%
                                                 =========  =====  =========    =====     =======      =====
2004
(less or =) 90 days............................. $ 2,263.8   45.1% $ 2,280.0     44.3%    $ (16.2)      12.6%
(greater than) 90 days but (less or =) 180 days.     338.1    6.7%     344.8      6.7%       (6.7)       5.2%
(greater than) 180 days but (less or =) 270 days   1,099.6   21.9%   1,127.9     21.9%      (28.3)      22.0%
(greater than) 270 days but (less or =) 1 year..     187.1    3.7%     191.8      3.7%       (4.7)       3.7%
(greater than) 1 year...........................   1,133.9   22.6%   1,206.7     23.4%      (72.8)      56.5%
                                                 ---------  -----  ---------    -----     -------      -----
  Total......................................... $ 5,022.5  100.0% $ 5,151.2    100.0%    $(128.7)     100.0%
                                                 =========  =====  =========    =====     =======      =====

The Lincoln National Life Insurance Company

3. Investments (continued)


For fixed maturity and equity securities available-for-sale with unrealized losses as of December 31, 2005 and 2004, the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous loss position are summarized as follows:

                                                  Less Than
                                             or Equal to Twelve Months Greater Than Twelve Months        Total
                                             ------------------------  -------------------------  -------------------
                                                           Gross                      Gross                   Gross
                                             Carrying    Unrealized    Carrying     Unrealized    Carrying  Unrealized
                                              Value        Losses       Value         Losses       Value      Losses
                                             --------    ----------    --------     ----------    --------- ----------
                                                                    (in millions)
                                             ------------------------------------------------------------------------
2005:
  Corporate bonds........................... $6,300.1     $(131.9)     $1,235.2      $(109.3)     $ 7,535.3  $(241.2)
  U.S. government bonds.....................       --          --            --           --             --       --
  Foreign government bonds..................    168.7        (2.9)         38.6           --          207.3     (2.9)
  Asset and mortgage-backed securities:
    Mortgage pass-through securities........    319.8        (3.8)         38.8         (1.7)         358.6     (5.5)
    Collateralized mortgage obligations.....  1,589.0       (27.2)        145.0         (6.8)       1,734.0    (34.0)
    Commercial mortgage backed securities...    887.7       (15.9)         99.8         (4.9)         987.5    (20.8)
    Other asset-backed securities...........     23.1        (0.2)           --           --           23.1     (0.2)
  State and municipal bonds.................     30.8        (0.4)         12.9         (0.4)          43.7     (0.8)
  Redeemable preferred stocks...............      0.9          --            --           --            0.9       --
                                              --------    -------        --------    -------      ---------  -------
     Total fixed maturity securities........  9,320.1      (182.3)      1,570.3       (123.1)      10,890.4   (305.4)
Equity securities...........................      0.2          --            --           --            0.2       --
                                              --------    -------        --------    -------      ---------  -------
     Total.................................. $9,320.3     $(182.3)     $1,570.3      $(123.1)     $10,890.6  $(305.4)
                                              ========    =======        ========    =======      =========  =======
2004:
  Corporate bonds........................... $2,776.8     $ (45.8)     $  970.4      $ (62.5)     $ 3,747.2  $(108.3)
  U.S. government bonds.....................       --          --            --           --             --       --
  Foreign government bonds..................     31.9        (0.4)          0.6           --           32.5     (0.4)
  Asset and mortgage-backed securities:                                                                  --       --
    Mortgage pass-through securities........    356.0        (0.9)          8.3         (0.1)         364.3     (1.0)
    Collateralized mortgage obligations.....    473.9        (5.9)         44.5         (2.3)         518.4     (8.2)
    Commercial mortgage backed securities...    215.3        (2.3)         96.6         (7.4)         311.9     (9.7)
    Other asset-backed securities...........     10.5        (0.5)           --           --           10.5     (0.5)
  State and municipal bonds.................     24.2        (0.2)         13.3         (0.3)          37.5     (0.5)
  Redeemable preferred stocks...............       --          --           0.2         (0.1)           0.2     (0.1)
                                              --------    -------        --------    -------      ---------  -------
     Total fixed maturity securities........  3,888.6       (56.0)      1,133.9        (72.7)       5,022.5   (128.7)
Equity securities...........................       --          --            --           --             --       --
                                              --------    -------        --------    -------      ---------  -------
     Total.................................. $3,888.6     $ (56.0)     $1,133.9      $ (72.7)     $ 5,022.5  $(128.7)
                                              ========    =======        ========    =======      =========  =======

The Lincoln National Life Insurance Company

3. Investments (continued)


Securities available-for-sale that were deemed to have declines in fair value that were other than temporary were written down to fair value. The fixed maturity securities to which these write-downs apply were generally of investment grade at the time of purchase, but were subsequently downgraded by rating agencies to "below-investment grade." Factors we considered in determining whether declines in the fair value of fixed maturity securities are other than temporary include 1) the significance of the decline, 2) our ability and intent to retain the investment for a sufficient period of time for it to recover, 3) the time period during which there has been a significant decline in value, and 4) fundamental analysis of the liquidity, business prospects and overall financial condition of the issuer. Based upon these factors, securities that have indications of potential impairment are subject to intensive review. Where such analysis results in a conclusion that declines in fair values are other than temporary, the security is written down to fair value. See Note 9 -- Fair Value of Financial Instruments to the Consolidated Financial Statements for a general discussion of the methodologies and assumptions used to determine estimated fair values.

The balance sheet captions, "Real Estate" and "Other Assets," which includes property and equipment, include accumulated depreciation as follows:

                                              2005   2004
                                             ------ ------
                                             (in millions)
                                             -------------
                      Real estate........... $ 25.6 $ 23.5
                      Property and equipment  204.7  182.6

Impaired mortgage loans along with the related allowance for losses are as follows:

                                                      2005   2004
                                                     -----  ------
                                                     (in millions)
                                                     -------------
            Impaired loans with allowance for losses $65.7  $ 84.0
            Allowance for losses....................  (9.2)  (15.5)
                                                     -----  ------
              Net impaired loans.................... $56.5  $ 68.5
                                                     =====  ======

We believe the allowance for losses is maintained at a level adequate to absorb estimated probable credit losses. Our periodic evaluation of the adequacy of the allowance for losses is based on our past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires estimating the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

A reconciliation of the mortgage loan allowance for losses for these impaired mortgage loans is as follows:

                                             2005   2004   2003
                                            -----  -----  ------
                                                (in millions)
                                            --------------------
              Balance at beginning-of-year. $15.5  $17.5  $ 11.9
              Provisions for losses........   1.7    4.7    16.4
              Releases due to principal
               paydowns....................  (8.0)  (6.7)  (10.8)
                                            -----  -----  ------
                  Balance at end-of-year... $ 9.2  $15.5  $ 17.5
                                            =====  =====  ======

The average recorded investment in impaired mortgage loans and the interest income recognized on impaired mortgage loans were as follows:

                                              2005   2004  2003
                                              ----- ------ -----
                                                (in millions)
                                              ------------------
               Average recorded investment in
                impaired loans............... $61.9 $100.7 $72.6
               Interest income recognized on
                impaired loans...............   4.8    9.1   8.1

All interest income on impaired mortgage loans was recognized on the cash basis of income recognition.

As of December 31, 2005 and 2004, we had no mortgage loans on non-accrual status. As of December 31, 2005 and 2004, we had no mortgage loans past due 90 days and still accruing.

As of December 31, 2005 and 2004, we had restructured mortgage loans of $45.2 million and $69.5 million, respectively. We recorded $2.4 million and $3.6 million of interest income on these restructured mortgage loans in 2005 and 2004, respectively. Interest income in the amount of $3.8 million and $6.4 million would have been recorded on these mortgage loans according to their original terms in 2005 and 2004, respectively. As of December 31, 2005 and 2004, we had no outstanding commitments to lend funds on restructured mortgage loans.

As of December 31, 2005, our investment commitments for fixed maturity securities (primarily private placements), mortgage loans on real estate and real estate were $802.6 million. This includes $276.2 million of standby commitments to purchase real estate upon completion and leasing.

The carrying value of fixed maturity securities available-for-sale, mortgage loans on real estate and real estate investments which were non-income producing totaled $66.7 million and $147.4 million at December 31, 2005 and 2004, respectively.

The Lincoln National Life Insurance Company

3. Investments (continued)


During 2003, we completed a securitization of commercial mortgage loans. In the aggregate, the loans had a fair value of $182.2 million and a carrying value of $167.3 million. We received $182.2 million from the trust for the sale of the loans. A recourse liability was not recorded since we are not obligated to repurchase any loans from the trust that may later become delinquent.

The transaction was hedged with interest rate swaps to lock in the value of the loans. We recorded a gain on the hedge of $7.8 million pre-tax and a realized gain on the sale of $14.9 million pre-tax resulting in a total gain of $22.7 million pre-tax. We did not retain an interest in the securitized assets.

--------------------------------------------------------------------------------
4. Federal Income Taxes


The Federal income tax expense (benefit) is as follows:

                                           2005   2004   2003
                                          ------ ------ ------
                                             (in millions)
                                          --------------------
                 Current................. $110.7 $ 97.7 $ 31.5
                 Deferred................  112.3   95.5  213.4
                                          ------ ------ ------
                     Total tax expense... $223.0 $193.2 $244.9
                                          ====== ====== ======

The effective tax rate on pre-tax income (loss) from continuing operations is lower than the prevailing corporate Federal income tax rate. A reconciliation of this difference is as follows:

                                              2005    2004    2003
                                             ------  ------  ------
                                                  (in millions)
                                             ----------------------
           Tax rate times pre-tax income.... $303.3  $271.6  $323.1
           Effect of:
             Tax-preferred investment
              income........................  (62.9)  (68.7)  (49.7)
             Tax credits....................  (14.2)  (13.9)  (19.1)
             Other..........................   (3.2)    4.2    (9.4)
                                             ------  ------  ------
               Provision for income taxes... $223.0  $193.2  $244.9
                                             ======  ======  ======
               Effective tax rate...........     26%     25%     27%

The Federal income tax liability is as follows:

                                                       2005   2004
                                                      ------ ------
                                                      (in millions)
                                                      -------------
            Current.................................. $ 77.2 $ 47.4
            Deferred.................................   24.0  102.2
                                                      ------ ------
                Total Federal income tax liability... $101.2 $149.6
                                                      ====== ======

Significant components of our deferred tax assets and liabilities are as follows:

                                                    2005     2004
                                                  -------- --------
                                                    (in millions)
                                                  -----------------
            Deferred tax assets:
            Insurance and investment contract
             liabilities......................... $1,206.0 $1,158.9
            Reinsurance deferred gain............    291.3    317.9
            Modco embedded derivative............     97.4    123.7
            Postretirement benefits other than
             pension.............................     15.0     17.0
            Compensation related.................    100.2     93.1
            Ceding commission asset..............     10.9     12.9
            Other................................     53.2     50.8
                                                  -------- --------
                Total deferred tax assets........  1,774.0  1,774.3
                                                  -------- --------
            Deferred tax liabilities:
            Deferred acquisition costs...........    997.8    721.3
            Net unrealized gain on securities
             available-for-sale..................    350.6    653.5
            Trading security gains...............     91.1    115.8
            Present value of business in-force...    259.6    286.7
            Other................................     98.9     99.2
                                                  -------- --------
                Total deferred tax liabilities...  1,798.0  1,876.5
                                                  -------- --------
                Net deferred tax liability....... $   24.0 $  102.2
                                                  ======== ========

We and our affiliates are part of a consolidated Federal income tax filing with LNC. Cash paid for Federal income taxes in 2005 and 2004 was $74.9 million and $56.4 million, respectively. Net cash received for Federal income taxes in 2003 was $77.9 million due to the carry back of 2002 tax losses.

We are required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2005 and 2004, we concluded that it was more likely than not that all gross deferred tax assets will reduce taxes payable in future years. Accordingly, no valuation allowance was necessary at December 31, 2005 and 2004.

Under prior Federal income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "Policyholders' Surplus." On October 23, 2004, President Bush signed into law the "American Jobs Creation Act of 2004." Beginning January 1, 2005 through December 31, 2006, the additional tax imposed

The Lincoln National Life Insurance Company

4. Federal Income Taxes (continued)

on distributions from the special tax account, Policyholders' Surplus, is suspended. In addition, the statute provides that distributions made during the two-year suspension period will first reduce the Policyholders' Surplus account balance. Our 2005 dividend activity along with that of our insurance subsidiaries eliminated the account balance during the suspension period.

The LNC consolidated return group is subject to annual tax examinations from the Internal Revenue Service ("IRS"). The IRS has examined tax years 1996, 1997 and 1998, with assessments resulting in a payment that was not material to the consolidated results of operations. In addition to taxes assessed and interest, the payment included a deposit relating to a portion of the assessment, which the company continues to challenge. LNC believes this portion of the assessment is inconsistent with existing law, and is protesting it through the established IRS appeals process. LNC and its affiliates are currently under audit by the IRS for years 1999-2002. We do not anticipate that any adjustments that might result from such audits would be material to our consolidated results of operations or financial condition.

--------------------------------------------------------------------------------
5. Supplemental Financial Data


Reinsurance transactions included in the income statement captions, "Insurance Premiums" and "Insurance Fees", excluding amounts attributable to the indemnity reinsurance transaction with Swiss Re, are as follows:

                                           2005     2004     2003
                                         -------  -------  -------
                                               (in millions)
                                         -------------------------
             Insurance assumed.......... $   1.0  $   0.3  $   1.0
             Insurance ceded............  (459.0)  (360.7)  (262.2)
                                         -------  -------  -------
               Net reinsurance premiums
                and fees................ $(458.0) $(360.4) $(261.2)
                                         =======  =======  =======

The income statement caption, "Benefits," is net of reinsurance recoveries of $0.7 billion for 2005 and $0.6 billion for 2004 and 2003.

A roll forward of the balance sheet account, "Deferred Acquisition Costs," is as follows:

                                                     2005      2004
                                                   --------  --------
                                                      (in millions)
                                                   ------------------
          Balance at beginning-of-year............ $2,854.1  $2,526.5
          Deferral................................    898.5     839.0
          Amortization............................   (413.1)   (411.7)
          Adjustment related to realized gains on
           securities available-for-sale..........    (48.5)    (45.7)
          Adjustment related to unrealized (gains)
           losses on securities
           available-for-sale.....................    313.1     (14.7)
          Cumulative effect of accounting
           change.................................       --     (39.3)
                                                   --------  --------
          Balance at end-of-year.................. $3,604.1  $2,854.1
                                                   ========  ========

Realized losses on investments and derivative instruments on the Consolidated Statements of Income for the year ended December 31, 2005, 2004 and 2003 are net of amounts amortized against DAC of $48.5 million, $45.7 million and $50.2 million, respectively. In addition, realized gains and losses for the year ended December 31, 2005, 2004 and 2003 are net of adjustments made to policyholder reserves of $(2.3) million, $(1.5) million and $18.0 million, respectively. We have either a contractual obligation or a consistent historical practice of making allocations of investment gains or losses to certain policyholders and to certain reinsurance arrangements.

A rollforward of deferred sales inducements, included in other assets on the Consolidated Balance Sheet, is as follows:

                                                2005    2004   2003
                                               ------  -----  -----
                                                   (in millions)
                                               --------------------
            Balance at beginning-of-year...... $ 85.5  $45.2  $31.1
              Capitalized.....................   59.5   50.2   19.2
              Amortization....................  (15.6)  (9.5)  (5.1)
              Cumulative effect of accounting
               change.........................     --   (0.4)    --
                                               ------  -----  -----
              Balance at end-of-year.......... $129.4  $85.5  $45.2
                                               ======  =====  =====

Details underlying the income statement caption, "Underwriting, Acquisition, Insurance and Other Expenses," are as follows:

                                         2005      2004      2003
                                       --------  --------  --------
                                               (in millions)
                                       ----------------------------
            Commissions............... $  782.7  $  695.2  $  572.3
            Other volume related
             expenses.................    500.6     435.0     328.4
            Operating and
             administrative expenses..    570.3     585.7     624.4
            Deferred acquisition costs
             net of amortization......   (485.4)   (427.3)   (360.6)
            Other intangibles
             amortization.............     77.3     102.2      90.9
            Taxes, licenses and fees..     82.3      85.4      96.8
            Restructuring charges.....     29.7      18.4      45.5
                                       --------  --------  --------
              Total................... $1,557.5  $1,494.6  $1,397.7
                                       ========  ========  ========

The carrying amount of goodwill by reportable segment as of December 31, is as follows:

                                                2005   2004
                                               ------ ------
                                               (in millions)
                                               -------------
                    Life Insurance Segment.... $855.1 $855.1
                    Lincoln Retirement Segment   64.1   64.1
                                               ------ ------
                      Total................... $919.2 $919.2
                                               ====== ======

The Lincoln National Life Insurance Company

5. Supplemental Financial Data (continued)


For intangible assets subject to amortization, the total gross carrying amount and accumulated amortization in total and for each major intangible asset class by segment are as follows:

                                           As of             As of
                                      December 31, 2005 December 31, 2004
                                      ----------------  ----------------
                                                Accumu-           Accumu-
                                       Gross     lated   Gross     lated
                                      Carrying  Amorti- Carrying  Amorti-
                                       Amount   zation   Amount   zation
                      -               --------  ------- --------  -------
                                                (in millions)
                      -               ---------------------------------
         Amortized Intangible
          Assets:
           Present value of in-force
             Lincoln Retirement
              Segment................ $  225.0  $149.0  $  225.0  $132.4
             Life Insurance
              Segment................  1,254.2   588.4   1,254.2   527.7
                                      --------  ------  --------  ------
         Total....................... $1,479.2  $737.4  $1,479.2  $660.1
                                      ========  ======  ========  ======

Future estimated amortization of other intangible assets is as follows (in millions):

                    2006-$71.7 2007-$66.5       2008-$ 67.6
                    2009-$64.2 2010-$63.1 Thereafter-$408.7

A reconciliation of the present value of insurance business acquired included in other intangible assets is as follows:

                                                     2005     2004
                                                   -------  -------
                                                     (in millions)
                                                   ----------------
           Balance at beginning of year........... $ 819.1  $ 921.8
           Interest accrued on unamortized balance
            (Interest rates range from 5% to
            7%)...................................    43.6     49.9
           Amortization...........................  (120.9)  (152.6)
                                                   -------  -------
               Balance at end-of-year............. $ 741.8  $ 819.1
                                                   =======  =======

Details underlying the balance sheet caption, "Contractholder Funds," are as follows:

                                             2005      2004
                                           --------- ---------
                                              (in millions)
                                           -------------------
                 Premium deposit funds.... $21,754.9 $22,267.3
                 Undistributed earnings on
                  participating business..     111.2     145.3
                 Other....................     746.2     714.0
                                           --------- ---------
                   Total.................. $22,612.3 $23,126.6
                                           ========= =========

Details underlying the balance sheet captions related of short-term debt and long-term debt are as follows:

                                                   2005     2004
                                                 -------- --------
                                                   (in millions)
                                                 -----------------
             Short-term debt.................... $   33.9 $   32.1
                                                 ======== ========
             Long-term debt:
             Surplus notes due Lincoln National
              Corporation:
                 6.56% surplus note, due 2028... $  500.0 $  500.0
                 6.03% surplus note, due 2028...    750.0    750.0
                                                 -------- --------
             Total Surplus Notes................  1,250.0  1,250.0
             Mortgage loans on investment real
              estate............................       --     47.2
                                                 -------- --------
               Total long-term debt............. $1,250.0 $1,297.2
                                                 ======== ========

The short-term debt represents short-term notes payable to LNC.

We issued a surplus note of $500 million to LNC in 1998. This note calls for us to pay the principal amount of the notes on or before March 31, 2028 and interest to be paid quarterly at an annual rate of 6.56%. Subject to approval by the Indiana Insurance Commissioner, LNC also has a right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note. Any payment of interest or repayment of principal may be paid only out of our statutory earnings, only if our statutory capital surplus exceeds $2.3 billion, and subject to approval by the Indiana Insurance Commissioner.

We issued a surplus note for $750 million to LNC in December 1998. This note calls for us to pay the principal amount of the notes on or before December 31, 2028 and interest to be paid quarterly at an annual rate of 6.03%. Subject to approval by the Indiana Insurance Commissioner, LNC also has a right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note. Any payment of interest or repayment of principal may be paid only out of our statutory earnings, only if our statutory capital surplus exceeds $2.4 billion, and subject to approval by the Indiana Insurance Commissioner.

Cash paid for interest on both the short-term debt and the surplus notes for 2005 was $59.4 million, $78.8 million and $79.3 million for 2005, 2004 and 2003, respectively.

The Lincoln National Life Insurance Company

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------
6. Insurance Benefit Reserves


We issue variable contracts through our separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder (traditional variable annuities). We also issue variable annuity and life contracts through separate accounts that include various types of GMDB, GMWB and GIB. The GMDB features include those where we contractually guarantee to the contract holder either (a) return of no less than total deposits made to the contract less any partial withdrawals,
(b) total deposits made to the contract less any partial withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any partial withdrawals following the contract anniversary.

The following table provides information on the GMDB features outstanding at December 31, 2005 and 2004. (Note that our variable contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.) The net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

                                                        2005         2004
                                                        -----        -----
                                                       In Event of Death
                                                       ----------------
                                                       (dollars in billions)
                                                       ----------------
           Return of net deposit
             Account value............................ $31.9        $28.4
             Net amount at risk.......................   0.1          0.2
             Average attained age of
              contractholders.........................    53           52
           Return of net deposits plus a minimum
            return
             Account value............................ $ 0.3        $ 0.3
             Net amount at risk.......................    --           --
             Average attained age of
              contractholders.........................    66           65
             Guaranteed minimum return................     5%           5%
           Highest specified anniversary account value
            minus withdrawals post anniversary
             Account value............................ $18.8        $15.6
             Net amount at risk.......................   0.3          0.6
             Average attained age of
              contractholders.........................    63           62

Approximately $8.2 billion and $4.2 billion of separate account values at December 31, 2005 and 2004 were attributable to variable annuities with a GMWB feature. This GMWB feature offers the contractholder a guarantee equal to the initial deposit adjusted for any subsequent purchase payments or withdrawals. There are one-year and five-year step-up options, which allow the contractholder to step up the guarantee. GMWB features are considered to be derivatives under SFAS 133 resulting in the related liabilities being recognized at fair value, with changes in fair value being reported in net income.

At December 31, 2005, we had approximately $1.6 billion of separate account values that were attributable to variable annuities with a GIB feature. All of the outstanding contracts with a GIB feature are still in the accumulation phase.

Separate account balances attributable to variable annuity contracts with guarantees are as follows:

                                                        2005   2004
                                                       -----  -----
                                                       (in billions)
                                                       ------------
            Asset Type
              Domestic equity......................... $32.2  $27.6
              International equity....................   4.2    3.2
              Bonds...................................   5.1    4.2
                                                       -----  -----
                Total.................................  41.5   35.0
              Money market............................   4.0    3.3
                                                       -----  -----
                Total................................. $45.5  $38.3
                                                       =====  =====
            Percent of total variable annuity separate
             account values...........................    96%    95%
                                                       =====  =====

The determination of the GMDB liabilities is based on models that involve a range of scenarios and assumptions, including those regarding expected market rates of return and volatility, contract surrender rates and mortality experience.

The following summarizes the liabilities (asset) for guarantees on variable contracts reflected in the general account:

                                                          GMDB
                                                      2005    2004
                                                     ------  ------
                                                      (in millions)
                                                     --------------
           Total:
             Balance at January 1................... $ 18.2  $ 46.4
             Cumulative effect of implementation of
              SOP 03-1..............................     --    (9.7)
             Changes in reserves....................    9.4    (2.1)
             Benefits paid..........................  (12.8)  (16.4)
                                                     ------  ------
             Balance at December 31................. $ 14.8  $ 18.2
                                                     ======  ======
           Ceded:
             Balance at January 1................... $(18.0) $ (3.5)
             Cumulative effect of implementation of
              SOP 03-1..............................     --     1.7
             Changes in reserves....................   (9.0)  (23.2)
             Benefits paid..........................   12.6     7.0
                                                     ------  ------
             Balance at December 31................. $(14.4) $(18.0)
                                                     ======  ======
           Net:
             Balance at January 1                    $  0.2  $ 42.9
             Cumulative effect of implementation of
              SOP 03-1..............................     --    (8.0)
             Changes in reserves....................    0.4   (25.3)
             Benefits paid..........................   (0.2)   (9.4)
                                                     ------  ------
             Balance at December 31................. $  0.4  $  0.2
                                                     ======  ======

The Lincoln National Life Insurance Company

6. Insurance Benefit Reserves (continued)


The offset to the benefit reserve amounts above are reflected in benefits in the Consolidated Statements of Income. Effective July 1, 2003, we entered into an Automatic Indemnity Reinsurance Agreement with Lincoln National Reinsurance Company (Barbados) Limited ("LNR Barbados"), a wholly-owned subsidiary of LNC. Under this agreement, we ceded a portion of our GMDB and all of our GMWB risks to LNR Barbados. The treaty was amended in 2004 to cede substantially all GMDB risk to LNR Barbados. At the time of the amendment, we transferred our existing remaining GMDB reserves ($36 million) to LNR Barbados. In addition to the reserve transfer, we paid premiums to LNR Barbados totaling $109.4 million and $54.3 million in 2005 and 2004, respectively, related to this agreement. These reinsurance premiums are reflected as an offset in insurance premiums in the Consolidated Statements of Income.

Also included in benefits are the results of the hedging program, which included losses of $2.9 million and $19.3 million for GMDB in 2005 and 2004, respectively. We implemented a hedging strategy designed to mitigate the income statement volatility caused by changes in the equity markets, interest rates, and volatility associated with GMWB and the various GMDB features. The hedging strategy is designed such that changes in the value of the hedge contracts move in the opposite direction of changes in the value of the embedded derivative of the GMWB or changes in the reserve for GMDB contracts subject to the hedging strategy. While we actively manage our hedge positions, these hedge positions may not be totally effective to offset changes in the embedded derivative due to, among other things, differences in timing between when a market exposure changes and corresponding changes to the hedge positions, extreme swings in the equity markets and interest rates, market volatility, policyholder behavior, divergence between the performance of the underlying funds and the hedging indices, divergence between the actual and expected performance of the hedge instruments, or our ability to purchase hedging instruments at prices consistent with its desired risk and return trade-off.

--------------------------------------------------------------------------------
7. Benefit Plans


Pension and Other Post-retirement Benefit Plans -- U.S.

LNC maintains funded defined benefit pension plans for most of its U.S. employees (including those of LNL), and prior to January 1, 1995, most full-time agents (including those of LNL). Effective January 1, 2002, the employees' pension plan has a cash balance formula. Employees retiring before 2012 will have their benefits calculated under both the old and new formulas and will receive the greater of the two calculations. Employees retiring in 2012 or after will receive benefits under the amended plan. Benefits under the old employees' plan are based on total years of service and the highest 60 months of compensations during the last 10 years of employment. Under the amended plan, employees have guaranteed account balances that grow with pay and interest credits each year. All benefits applicable to the defined benefit plan for agents were frozen as of December 31, 1994. The plans are funded by contributions to tax-exempt trusts. The funding policy is consistent with the funding requirements of Federal law and regulations. Contributions are intended to provide not only the benefits attributed to service to date, but also those expected to be earned in the future.

LNC sponsors three types of unfunded, nonqualified, defined benefit plans for certain U.S. employees and agents (including those of LNL): supplemental retirement plans, a salary continuation plan, and supplemental executive retirement plans.

The supplemental retirement plans provide defined benefit pension benefits in excess of limits imposed by Federal tax law.

The salary continuation plan provides certain of our officers defined pension benefits based on years of service and final monthly salary upon death or retirement.

The supplemental executive retirement plan provides defined pension benefits for certain executives who became our employees as a result of the acquisition of a block of individual life insurance and annuity business, and benefits under this plan were frozen effective January 1, 2000. A second supplemental executive retirement plan was established for this same group of executives to guarantee that the total benefit payable under the LNC employees' defined benefit pension plan benefit formula will be determined using an average compensation not less than the minimum three-year average compensation as of a certain period. All benefits payable from this plan are reduced by benefits payable from the LNC employees' defined benefit pension plan.

LNC also sponsors unfunded plans that provide post-retirement medical, dental and life insurance benefits to full-time U.S. employees and agents who, depending on the plan, have worked for LNC 10 years and attained age 55 for employees and 60 for agents (including those of LNL). Medical and dental benefits are also available to spouses and other dependents of employees and agents. For medical and dental benefits, limited contributions are required from individuals who retired prior to November 1, 1988. Contributions for later retirees, which can be adjusted annually, are based on such items as years of service at retirement and age at retirement. Effective April 1, 2004, the employees' post-retirement plan was changed such that employees and agents not attaining age 50 by that date will not be eligible to receive life insurance benefits when they retire. Life insurance benefits for retirees are noncontributory for employees and agents that attain the age of 50 by April 1, 2004 and meet the eligibility requirements at the time they retire; however, these participants can elect supplemental contributory life benefits up to age
70. Effective July 1, 1999, the agents' post-retirement plan was changed to require agents retiring on or after that date to pay the full medical and dental premium costs. Beginning January 1, 2002, the employees' post-retirement plan was changed to require employees not yet age 50 with five years of

The Lincoln National Life Insurance Company

7. Benefit Plans (continued)

service by the end of 2001 to pay the full medical and dental premium cost when they retire.

The Medicare Act became law in 2003. Beginning in 2006, the Medicare Act provides various alternatives that could result in an offset to some portion of the costs of prescription drug benefits provided to retirees. In January 2004, the staff of the FASB issued Financial Staff Position No. FAS 106-1, which permits a sponsor of a post-retirement health care plan that provides retiree prescription drug benefits to make a one-time election to defer accounting for the effects of the Medicare Act. We elected to defer accounting for the effects of the Medicare Act. Accordingly, the measures of accumulated post-retirement benefit obligation and periodic post-retirement benefit cost in LNC's 2003 financial statements do not reflect the effects of the Medicare Act.

In May 2004, the staff of the FASB issued FSP 106-2, which requires sponsors of a post-retirement health care plan that provides retiree prescription drug benefits to reflect the provisions of the Medicare Act in determining post-retirement benefit cost for the first annual or interim period starting after June 15, 2004. We completed our analysis and incorporated the provisions of the Medicare Act in determining other post-retirement benefit costs and the accumulated post-retirement benefit obligation in 2004. The implementation did not have a material effect on our results of operations.

Obligations, Funded Status and Assumptions

Information with respect to LNC's defined benefit plan asset activity and defined benefit plan obligations as it relates to our employees is as follows:

                                                  Pension Benefits Other Post-Retirement Benefits
                                                  --------------   -----------------------------
                                                   2005     2004    2005            2004
                                                  ------   ------      ------         ------
                                                           (in millions)
                                                  ---------------------------------------------
Change in plan assets:
  Fair value of plan assets at beginning-of-year. $479.5   $436.9  $   --          $   --
  Transfers of assets............................   (0.3)     1.2      --              --
  Actual return on plan assets...................   30.4     46.8      --              --
  Company contributions..........................   16.9     32.7     8.0             6.5
  Administrative expenses........................   (2.1)    (2.0)     --              --
  Benefits paid..................................  (40.4)   (36.1)   (8.0)           (6.5)
                                                  ------   ------      ------         ------
    Fair value of plan assets at end-of-year..... $484.0   $479.5  $   --          $   --
                                                  ======   ======      ======         ======
Change in benefit obligation:
  Benefit obligation at beginning-of-year........ $492.9   $449.9  $ 82.9          $ 79.1
  Transfers of benefit obligations...............   (0.6)     1.2      --              --
  Medicare Part D Subsidy........................     --       --      --            (5.1)
  Service cost...................................   17.2     16.7     1.7             1.7
  Interest cost..................................   28.8     28.5     4.8             4.6
  Plan participants' contributions...............     --       --     2.6             1.4
  Special termination benefits...................     --      0.1      --              --
  Actuarial losses...............................   24.6     32.6     6.9             7.7
  Benefits paid..................................  (40.4)   (36.1)   (8.0)           (6.5)
                                                  ------   ------      ------         ------
    Benefit obligation at end-of-year............ $522.5   $492.9  $ 90.9          $ 82.9
                                                  ======   ======      ======         ======
  Underfunded status of the plans................ $(38.5)  $(13.4) $(90.9)         $(82.9)
  Unrecognized net actuarial (gains) losses......   92.3     60.3     7.9             1.5
  Unrecognized prior negative service cost.......  (13.0)   (14.9)     --              --
                                                  ------   ------      ------         ------
    Prepaid (accrued) benefit cost............... $ 40.8   $ 32.0  $(83.0)         $(81.4)
                                                  ======   ======      ======         ======
Weighted-average assumptions as of December 31:
  Weighted-average discount rate.................   5.75%    6.00%   5.75%           6.00%
  Expected return on plan assets.................   8.25%    8.25%     --              --
Rate of increase in compensation:
  Salary continuation plan.......................   4.00%    4.00%     --              --
  All other plans................................   4.00%    4.00%   4.00%           4.00%

We use December 31 as the measurement date for our pension and post-retirement plans.

The expected return on plan assets was determined based on historical and expected future returns of the various asset classes, using the target plan allocations. This assumption is reevaluated at an interim date each plan year. The calculation of the accumulated post-retirement benefits obligation assumes a weighted-average annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) of 13.0% for 2005. It further assumes the rate will gradually

The Lincoln National Life Insurance Company

7. Benefit Plans (continued)

decrease to 5.0% by 2016 and remain at that level in future periods. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point each year would increase the accumulated post-retirement benefits obligation as of December 31, 2005 and 2004 by $6.8 million and $5.6 million, respectively. The aggregate of the estimated service and interest cost components of net periodic post-retirement benefits cost for the year ended December 31, 2005 and 2004 would increase by $0.4 million and $0.5 million, respectively.

Information for pension plans with accumulated benefit obligations in excess of plan assets is as follows:

                                                 2005    2004
                                                 -----  ------
                                                 (in millions)
                                                 ------------
                  Accumulated benefit obligation $52.9  $135.5
                  Projected benefit obligation..  53.9   136.3
                  Fair value of plan assets.....    --    81.8

                                                          2005   2004
                                                          ----   -----
                                                          (in millions)
                                                          -------------
            Increase (decrease) in minimum pension
             liability adjustment included in other
             comprehensive income (after-tax)............ $7.1   $ 3.7

                                                          2005   2004
                                                          ----   -----
                                                          (in millions)
                                                          -------------
            Minimum pension liability adjustment included
             in accumulated other comprehensive income
             (after-tax)................................. $5.9   $13.0

Components of Net Periodic Pension Cost

The components of net defined benefit pension plan and post-retirement benefit plan expense are as follows:

                                           Pension Benefits     Other Postretirement Benefits
                                        ----------------------  ----------------------------
                                         2005    2004    2003   2005      2004       2003
                                        ------  ------  ------  ----       -----     -----
                                                      (in millions)
                                        ----------------------------------------------------
Service cost........................... $ 17.6  $ 17.2  $ 19.4  $1.7     $ 1.7      $ 1.4
Interest cost..........................   28.8    28.5    27.2   4.8       4.6        5.0
Expected return on plan assets.........  (37.9)  (35.2)  (27.7)   --        --         --
Amortization of prior service cost.....   (1.9)   (2.2)   (2.2)   --        --         --
Recognized net actuarial (gains) losses    1.7     0.7     5.7   0.6      (0.8)      (0.2)
                                        ------  ------  ------    ----     -----     -----
Net periodic benefit expense........... $  8.3  $  9.0  $ 22.4  $7.1     $ 5.5      $ 6.2
                                        ======  ======  ======    ====     =====     =====

We maintain a defined contribution plan for our U.S. insurance agents. Contributions to this plan are based on a percentage of the agents' annual compensation as defined in the plan. Effective January 1, 1998, we assumed the liabilities for a non-contributory defined contribution plan covering certain highly compensated former CIGNA agents and employees. Contributions for this plan are made annually based upon varying percentages of annual eligible earnings as defined in the plan. Contributions to this plan are in lieu of any contributions to the qualified agent defined contribution plan. Effective January 1, 2000, this plan was expanded to include certain of our highly compensated agents. The combined pre-tax expenses for these plans amounted to $3.2 million, $3.0 million, and $3.7 million in 2005, 2004 and 2003, respectively. These expenses reflect both our contribution as well as changes in the measurement of our liabilities under these plans.

Plan Assets

Defined benefit pension plan assets allocations at December 31, 2005 and 2004, by asset category are as follows:

                                                2005 2004
                                                ---- ----
                      Asset Category
                      Equity securities........  64%  64%
                      Fixed income securities..  34%  32%
                      Real estate..............   1%   1%
                      Cash and cash equivalents   1%   3%
                                                ---- ----
                        Total.................. 100% 100%
                                                ==== ====

The primary investment objective of the defined benefit pension plan is for capital appreciation and income growth, with an emphasis on avoiding undue risk. A secondary objective is for current income. Investments can be made using the following asset classes: both domestic and international equity and fixed income securities, real estate, guaranteed products, venture capital, oil and gas and other asset classes the investment managers deem prudent. A five-year time horizon is utilized, as there are inevitably short-run fluctuations, which will cause variations in investment performance.

The Lincoln National Life Insurance Company

7. Benefit Plans (continued)

Each managed fund is expected to rank in the upper 50% of similar funds over the three and/or five year periods. Managers not meeting criteria will be subject to additional due diligence review and possible termination. The following short-term ranges have been established for weightings in the various asset categories:

                                                     Weighting Range
                                                     ---------------
              Asset Category
                Cash................................          0-20%
                Guaranteed Products.................          0-20%
                Fixed Income........................         20-80%
                  Long-term......................... 0-10%
                  High-Yield........................ 0-10%
                  International/Emerging Markets*... 0-10%
                Real Estate.........................          0-20%
                Equities............................         20-80%
                  Small-cap......................... 0-20%
                  International*.................... 0-20%
                  Emerging Markets*................. 0-10%
                Other...............................          0-20%
                Total International**...............          0-25%

--------
The total of domestic cash, domestic fixed income, and domestic equities shall not be less than 50%.
 * Currency exposure can be hedged up to 100%
** International/Emerging Markets-Fixed Income and Equities

Within the broad ranges provided above, current target asset weightings are as follows: 64% equities, 35% fixed income, including real estate, and 1% cash. The performance of the plan and the managed funds are monitored on a quarterly basis relative to the plan's objectives. The performance of the managed fund is measured against the following indices: S&P 500, EAFE, Russell 2000, NAREIT, Lehman US Universal and Salomon (Citigroup) 90-day T-Bill. The investment policy is reviewed on an annual basis.

The plan assets are principally managed by LNC's Investment Management segment.

Plan Cash Flows

LNC expects to contribute between $0 and $19 million to the defined benefit pension plans in 2006. In addition, we expect to fund approximately the following amounts for benefit payments for unfunded non-qualified U.S. defined benefit plans:

                                   Post Retirement Plans
                   -----------------------------------------------------
                                      Reflecting          Not Reflecting
                   Non-Qualified U.S.  Medicare  Medicare    Medicare
                    Defined Benefit     Part D    Part D      Part D
                      Pension Plan     Subsidy   Subsidy     Subsidy
                   ------------------ ---------- -------- --------------
                                       (in millions)
                   -----------------------------------------------------
        Year
        2006......       $ 4.2          $ 5.9     $(0.5)      $ 6.4
        2007......         4.9            5.4      (0.5)        5.9
        2008......         5.6            5.6      (0.5)        6.1
        2009......         5.7            5.8      (0.5)        6.3
        2010......         4.8            6.0      (0.6)        6.6
        Thereafter        35.2           31.5      (3.9)       35.4

401(k).
LNC sponsors contributory defined contribution plans (401(k) plans) for eligible U.S. employees and agents (including those of LNL). Our contributions to the 401(k) plans for our employees and agents are equal to a participant's pre-tax contribution, not to exceed 6% of base pay, multiplied by a percentage, ranging from 50% to 150%, which varies according to certain incentive criteria as determined by LNC's Board of Directors. Our expense for the 401(k) plan amounted to $25.2 million, $25.2 million, and $22.9 million in 2005, 2004 and 2003, respectively.

Deferred Compensation Plans.
LNC sponsors contributory deferred compensation plans for certain U.S. employees and agents including those of LNL who meet the established plan criteria. Plan participants may elect to defer payment of a portion of their compensation, as defined by the plans. At this point, these plans are not funded. Plan participants may select from a variety of alternative measures for purposes of calculating the investment return considered attributable to their deferral. Under the terms of these plans, we agree to pay out amounts based upon the alternative measure selected by the participant. Plan participants who are

The Lincoln National Life Insurance Company

7. Benefit Plans (continued)

also participants in a LNC 401(k) plan and who have reached the contribution limit for that plan may also elect to defer the additional amounts into the deferred compensation plan. We make matching contributions to these plans for its participants based upon amounts placed into the deferred compensation plans by individuals who have reached the contribution limit under the 401(k) plan. The amount of our contribution is calculated in a manner similar to the employer match calculation described in the 401(k) plans section above. Expense for these plans amounted to $11.3 million, $6.8 million, and $17.0 million in 2005, 2004 and 2003, respectively. These expenses reflect both our employer matching contributions of $3.1 million, $2.1 million and $2.4 million, as well as changes in the measurement of our liabilities net of LNC's total return swap under these plans of $8.2 million, $4.7 million and $14.6 million for 2005, 2004 and 2003, respectively.

Our total liabilities associated with these plans were $138.4 million and $126.1 million at December 31, 2005 and 2004, respectively.

Stock-Based Incentive Compensation Plans.
LNC has various incentive plans for employees, agents and directors of LNC and its subsidiaries (including employees, agents and directors of LNL) that provide for the issuance of stock options, stock incentive awards, stock appreciation rights, and restricted stock awards. Prior to 2003, these plans were comprised primarily of stock option incentive plans.

Effective January 1, 2003, LNC's stock-based employee compensation plan was revised to provide for performance vesting, and to provide for awards that may be paid out in a combination of stock options, performance shares of LNC stock and cash. This plan replaced the LNC stock option plan. Awards under this plan for 2005 consisted of 23,791 10-year LNC stock options, 247,487 performance share units that could result in the issuance of LNC shares, and cash awards. As of December 31, 2005, 158,261 stock options and 826,919 performance share units of these awards were outstanding. The performance measures that must be met for vesting to occur are established at the beginning of the three-year performance period. Certain participants in the plan will select from seven different combinations of stock options, performance shares and or cash in determining the form of their award. Other participants will have their award paid in performance shares.

Our total compensation expense under LNC's incentive plans involving performance vesting for 2005 was $0.5 million relating to stock options, $14.2 million relating to performance shares, and $0.9 million relating to cash awards. Our total compensation expense under LNC's incentive plans involving performance vesting for 2004 was $0.6 million relating to stock options, $11.2 million relating to performance shares, and $0.7 million relating to cash awards. The amount of stock option expense for the performance vesting awards is included in our total stock option expense discussed below. All expense calculations for performance vesting stock options, performance shares, and performance vesting cash awards that were granted in 2005 and 2004 have been based upon the current assumption that the actual performance achievement over the three-year performance measurement period will result in target levels of long-term incentive compensation payouts. As the three-year performance period progresses, LNC will continue to refine its estimate of the expense associated with these awards so that by the end of the three-year performance period, our cumulative expense will reflect the actual level of awards that vest.

Stock options awarded under the stock option incentive plans in effect prior to 2003 were granted with an exercise price equal to the market value of LNC stock at the date of grant and, subject to termination of employment, expire 10 years from the date of grant. Such options are transferable only upon death. Options become exercisable in 25% increments over the four-year period following the option grant anniversary date. A "reload option" feature was added on May 14, 1997. In most cases, persons exercising an option after that date have been granted new options in an amount equal to the number of matured shares tendered to exercise the original option award. The reload options are granted for the remaining term of the related original option and have an exercise price equal to the market value of LNC stock at the date of the reload award. Reload options can be exercised two years after the grant date if the value of the new option has appreciated by at least 25%. The reload feature is not available for options granted after 2002.

Information with respect to stock options granted to our employees and agents that were outstanding at December 31, 2005 is as follows:

                   Options Outstanding                            Options Exercisable
----------------------------------------------------------  -------------------------------
             Number     Weighted-Average                        Number
Range of Outstanding at    Remaining                        Exercisable at
Exercise  December 31,  Contractual Life Weighted-Average    December 31,  Weighted-Average
 Prices       2005          (Years)       Exercise Price         2005       Exercise Price
----------------------------------------------------------  -------------------------------
$21-$30      413,489          4.57            $25.39            294,419         $25.51
 31- 40      348,906          2.78             38.23            341,912          38.32
 41- 50    1,436,147          4.01             44.65          1,300,614          44.32
 51- 60    1,760,345          4.55             51.37          1,603,733          51.30
-------    ---------                                          ---------
$21-$60    3,958,887                                          3,540,678
=======    =========                                          =========

The Lincoln National Life Insurance Company

7. Benefit Plans (continued)


The option price assumptions used for grants to our employees and agents were as follows:

                                                      2005   2004   2003
                                                     -----  -----  -----
      Dividend yield................................   3.0%   3.0%   5.0%
      Expected volatility...........................  26.5%  28.7%  39.8%
      Risk-free interest rate.......................   4.2%   2.7%   2.2%
      Expected life (in years)......................   4.0    3.6    3.6
      Weighted-average fair value per option granted $9.80  $8.61  $5.55

Information with respect to the incentive plans involving stock options granted to our employees and agents is as follows:

                                        Options Outstanding      Options Exercisable
                                     ------------------------- ------------------------
                                                  Weighted-                Weighted-
                                                   Average                  Average
                                       Shares   Exercise Price  Shares   Exercise Price
                                     ---------  -------------- --------- --------------
  Balance at January 1, 2003........ 6,638,671      $41.39     4,035,327     $40.00
Granted-original....................   288,165       25.54
Granted-reloads.....................    13,696       35.28
Exercised (includes shares tendered)  (332,769)      24.22
Forfeited...........................  (540,328)      41.21
                                     ---------
  Balance at December 31, 2003...... 6,067,435      $41.57     4,681,490     $41.49
Granted-original....................    35,796       47.55
Granted-reloads.....................    43,681       45.54
Exercised (includes shares tendered)  (883,042)      46.97
Forfeited...........................  (306,745)      48.07
                                     ---------
  Balance at December 31, 2004...... 4,957,125      $43.39     4,234,305     $43.27
Granted-original....................    23,791       46.77
Granted-reloads.....................    65,033       49.77
Exercised (includes shares tendered)  (951,294)      36.22
Forfeited...........................  (135,768)      48.07
                                     ---------
  Balance at December 31, 2005...... 3,958,887      $45.06     3,540,678     $45.34
                                     =========

Total compensation expense for incentive plans involving stock options granted to our employees and agents, for 2005, 2004, and 2003 was $4.0 million, $6.8 million, and $13.9 million, respectively.

Stock Appreciation Rights Incentive Plan.
LNC has in place a stock appreciation right ("SAR") incentive program for our agents that do not meet the stringent definition of a common law employee. The SARs under this program are rights on LNC stock that are cash settled and become exercisable in 25% increments over the four year period following the SAR grant date. SARs are granted with an exercise price equal to the market value of LNC stock at the date of grant and, subject to termination of employment, expire five years from the date of grant. Such SARs are transferable only upon death.

We recognize compensation expense for the SAR program based on the fair value method using an option-pricing model. Compensation expense and the related liability are recognized on a straight-line basis over the vesting period of the SARs. The SAR liability is marked-to-market through net income. This accounting treatment causes volatility in net income as a result of changes in the market value of LNC stock. We hedge this volatility by purchasing call options on LNC stock. Call options hedging vested SARs are also marked-to-market through net income. Total compensation expense recognized for the SAR program for 2005, 2004 and 2003 was $4.5 million, $6.2 million and $6.8 million, respectively. The mark-to-market gain recognized through net income on the call options on LNC stock for 2005, 2004 and 2003 was $2.8 million, $2.4 million and $.3 million, respectively. The SAR liability at December 31, 2005 and 2004 was $8.5 million and $9.4 million, respectively.

The Lincoln National Life Insurance Company

7. Benefit Plans (continued)


Information with respect to the LNC SARs incentive plan outstanding for our agents at December 31, 2005 is as follows:

                    SARs Outstanding                               SARs Exercisable
----------------------------------------------------------  -------------------------------
             Number     Weighted-Average                        Number
Range of Outstanding at    Remaining                        Exercisable at
Exercise  December 31,  Contractual Life Weighted-Average    December 31,  Weighted-Average
 Prices       2005          (Years)       Exercise Price         2005       Exercise Price
----------------------------------------------------------  -------------------------------
$20-$30      171,863          2.20            $25.11            54,014          $25.11
 31- 40        4,414          2.41             33.31             1,105           33.31
 41- 50      621,325          2.49             45.87           263,848           44.28
 51- 60      289,675          1.20             52.10           216,054           52.10
-------    ---------                                           -------
$20-$60    1,087,277                                           535,021
=======    =========                                           =======

The option price assumptions used for grants to our agents under the LNC SAR plan were as follows:

                                                     2005   2004   2003
                                                    -----  -----  -----
        Dividend yield.............................   3.3%   3.0%   4.6%
        Expected volatility........................  24.0%  25.0%  35.0%
        Risk-free interest rate....................   4.8%   3.1%   3.3%
        Expected life (in years)...................   5.0    5.0    5.0
        Weighted-average fair value per SAR granted $9.06  $8.98  $9.05

Information with respect to the LNC incentive plan involving SARs granted to our agents is as follows:

                                         SARs Outstanding         SARs Exercisable
                                     ------------------------- ----------------------
                                                  Weighted-              Weighted-
                                                   Average                Average
                                       Shares   Exercise Price Shares  Exercise Price
                                     ---------  -------------- ------- --------------
  Balance at January 1, 2003........ 1,382,248      $39.20     301,108     $32.06
Granted-original....................   326,650       25.28
Exercised (includes shares tendered)   (63,224)      24.72
Forfeited...........................   (46,150)      39.57
                                     ---------
  Balance at December 31, 2003...... 1,599,524      $36.92     597,892     $36.45
                                     ---------
Granted-original....................   190,250       47.58
Exercised (includes shares tendered)  (344,588)      28.32
Forfeited...........................  (153,686)      35.83
                                     ---------
  Balance at December 31, 2004...... 1,291,500      $40.90     629,991     $40.34
                                     ---------
Granted-original....................   230,600       46.73
Exercised (includes shares tendered)  (371,839)      34.14
Forfeited...........................   (62,984)      44.56
                                     ---------
  Balance at December 31, 2005...... 1,087,277      $44.20     535,021     $45.48
                                     =========

In addition to the stock-based incentives discussed above, LNC has awarded restricted shares of LNC stock, generally subject to a three-year vesting period, to our employees. Information with respect to LNC Restricted stock (non-vested stock) awarded to our employees from 2003 through 2005 was as follows:

                                                      2005    2004    2003
                                                     ------- ------- -------
   Restricted stock (number of shares)..............  71,725  68,730  10,910
   Weighted-average price per share at time of grant $ 45.75 $ 47.46 $ 31.41

The Lincoln National Life Insurance Company

--------------------------------------------------------------------------------
8. Restrictions, Commitments and Contingencies


Statutory Information and Restrictions

Net income as determined in accordance with statutory accounting practices for us was $544 million, $310 million and $267 million for 2005, 2004 and 2003, respectively.

Statutory surplus as determined in accordance with statutory accounting practices for us was $3.2 billion and $3.0 billion for December 31, 2005 and 2004, respectively.

The state of Indiana has adopted certain prescribed accounting practices that differ from those found in NAIC statutory accounting practices and affect our reported statutory surplus. We utilize the Indiana universal life method to calculate reserves for universal life, which increased statutory surplus by $210 million and $272 million at December 31, 2005 and 2004, respectively. We also use a permitted valuation interest rate on certain annuities, which decreased statutory surplus by $15 million at both December 31, 2005 and 2004.

We are subject to certain insurance department regulatory restrictions as to the transfer of funds and payment of dividends to the holding company. Under Indiana laws and regulations, we may pay dividends to LNC only from unassigned surplus, without prior approval of the Indiana Insurance Commissioner (the "Commissioner"), or must receive prior approval of the Commissioner to pay a dividend if such dividend, along with all other dividends paid within the preceding twelve consecutive months, would exceed the statutory limitation. The current statutory limitation is the greater of (i) 10% of the insurer's policyholders' surplus, as shown on its last annual statement on file with the Commissioner or (ii) the insurer's statutory net gain from operations for the previous twelve months, but in no event to exceed statutory unassigned surplus. Indiana law gives Commissioner broad discretion to disapprove requests for dividends in excess of these limits.

We paid dividends of $200 million and $150 million to LNC during 2005 and 2004, respectively, which did not require prior approval of the Commissioner. Based upon anticipated on-going positive statutory earnings and favorable credit markets, we expect that we could pay dividends of $468 million in 2006 without prior approval from the Commissioner. We paid dividends of $200 million to LNC during 2003. Dividends that we paid in 2003 were subject to prior approval from the Commissioner because we had negative statutory earned surplus as of December 31, 2002.

LNL is recognized as an accredited reinsurer in the state of New York, which effectively enables it to conduct reinsurance business with unrelated insurance companies that are domiciled within the state of New York. As a result, in addition to regulatory restrictions imposed by the state of Indiana, LNL is also subject to the regulatory requirements that the state of New York imposes upon authorized insurers. These include reserve requirements, which differ from Indiana's requirements.

The New York regulations require us to report more reserves to the state of New York. As a result, the level of statutory surplus that we report to New York is less than the statutory surplus reported to Indiana and the National Association of Insurance Commissioners. If New York requires us to maintain a higher level of capital to remain an accredited reinsurer in New York, our ability to pay dividends could be constrained. However, we do not expect that our ability to pay dividends during 2006 will be constrained as a result of our status in New York.

Reinsurance Contingencies

In 2001, Swiss Re acquired our reinsurance operation and personal accident business through indemnity reinsurance transactions. We recorded the gain related to the indemnity reinsurance transactions on the business sold to Swiss Re as deferred gain in the liability section of our Consolidated Balance Sheet in accordance with the requirements of SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" ("SFAS 113"). The deferred gain is being amortized into income at the rate that earnings on the reinsured business are expected to emerge, over a period of 15 years. During 2005, 2004 and 2003 we amortized $49.7 after-tax ($76.4 million pre-tax), $56.8 million after-tax ($87.4 million pre-tax) and $48.3 million after-tax ($74.2 million pre-tax) respectively, of deferred gain on the sale of the reinsurance operation.

As a result of developments and information received in the third quarter of 2003 relating to personal accident matters, we increased reserves on this exited business by $20.9 million after-tax ($32.1 million pre-tax) with a corresponding increase in reinsurance recoverable from Swiss Re and in the deferred gain.

Because of ongoing uncertainty related to personal accident business, the reserves related to these exited business lines carried on our balance sheet at December 31, 2005 may ultimately prove to be either excessive or deficient. For instance, in the event that future developments indicate that these reserves should be increased, under SFAS 113 we would record a current period non-cash charge to record the increase in reserves. Because Swiss Re is responsible for paying the underlying claims to the ceding companies, we would record a corresponding increase in reinsurance recoverable from Swiss Re. However, SFAS 113 does not permit us to take the full benefit in earnings for the recording of the increase in the reinsurance recoverable in the period of the change. Rather, we would increase the deferred gain recognized upon the closing of the indemnity reinsurance transaction with Swiss Re and would report a cumulative amortization "catch-up" adjustment to the deferred gain balance as increased earnings recognized in the period of change. Any amount of additional increase to the deferred gain above the cumulative amortization "catch-up" adjustment must continue to be deferred and will be amortized into income in future periods over the remaining period of expected run-off of the underlying business. We would transfer no cash to Swiss Re as a result of these developments.

The Lincoln National Life Insurance Company

8. Restrictions, Commitments and Contingencies (continued)


Accordingly, even though we have no continuing underwriting risk, and no cash would be transferred to Swiss Re, in the event that future developments indicate our December 31, 2005 personal accident reserves are deficient or redundant, SFAS 113 requires us to adjust earnings in the period of change, with only a partial offset to earnings for the cumulative deferred gain amortization adjustment in the period of change. The remaining amount of increased gain would be amortized into earnings over the remaining run-off period of the underlying business.

Our amounts recoverable from reinsurers represent receivables from and reserves ceded to reinsurers. We obtain reinsurance from a diverse group of reinsurers and monitor concentration as well as financial strength ratings of our principal reinsurers. Our principal reinsurers are strongly rated companies, with Swiss Re representing the largest exposure. We sold our reinsurance business to Swiss Re primarily through indemnity reinsurance arrangements in 2001. Because we are not relieved of our liability to the ceding companies for this business, the liabilities and obligations associated with the reinsured contracts remain on our Consolidated Balance Sheets with a corresponding reinsurance receivable from Swiss Re, which totaled $3.9 billion at December 31, 2005, and is included in amounts recoverable from reinsurers. Swiss Re has funded a trust, with a balance of $1.7 billion at December 31, 2005, to support this business. In addition to various remedies that we would have in the event of a default by Swiss Re, we continue to hold assets in support of certain of the transferred reserves. These assets consist of those reported as trading securities and certain mortgage loans. Our funds withheld and embedded derivative liabilities at December 31, 2005 included $1.7 billion and $0.2 billion, respectively, related to the business reinsured by Swiss Re.

Marketing and Compliance Issues

There continues to be a significant amount of federal and state regulatory activity in the industry relating to numerous issues including, but not limited to, market timing and late trading of mutual fund and variable insurance products and broker-dealer access arrangements. Like others in the industry, we have received inquiries including requests for information and/or subpoenas from various authorities including the SEC, NASD, and the New York Attorney General. We are in the process of responding to, and in some cases have settled or are in the process of settling, these inquiries and continue to cooperate fully with such authorities.

Regulators also continue to focus on replacement and exchange issues. Under certain circumstances companies have been held responsible for replacing existing policies with policies that were less advantageous to the policyholder. We continue to monitor compliance procedures to minimize any potential liability. Due to the uncertainty surrounding all of these matters, it is not possible to provide a meaningful estimate of the range of potential outcomes; however it is management's opinion that future developments will not materially affect our consolidated financial position.

Leases

We lease our Fort Wayne, Indiana home office properties through sale-leaseback agreements. The agreements provide for a 25-year lease period with options to renew for six additional terms of five years each. The agreements also provide us with the right of the first refusal to purchase the properties during the terms of the lease, including renewal periods, at a price defined in the agreements. We also have the option to purchase the leased properties at fair market value as defined in the agreements on the last day of the initial 25-year lease period ending in 2009 or the last day of any of the renewal periods.

Total rental expense on operating leases in 2005, 2004 and 2003 was $54.8 million, $54.7 million and $55.7 million, respectively. Future minimum rental commitments are as follows (in millions):

                     2006-$55.2 2008-$56.0       2010-$39.0
                     2007-$61.2 2009-$48.2 Thereafter-$15.2

Information Technology Commitment

In February 1998, we signed a seven-year contract with IBM Global Services for information technology services for the Fort Wayne operations. In February 2004, we renegotiated and extended the contract through February 2010. Annual costs are dependent on usage but are expected to range from $45 million to $50 million.

Insurance Ceded and Assumed

Our insurance companies cede insurance to other companies. The portion of risks exceeding each company's retention limit is reinsured with other insurers. We seek reinsurance coverage within the businesses that sell life insurance to limit its liabilities. We reinsure approximately 85% to 90% of the mortality risk on fully underwritten newly issued life insurance contracts. Our current policy is to retain no more than $5.0 million on a single insured life issued on fixed and variable universal life insurance contracts. Additionally, the retention per single insured life for term life insurance and for Corporate Owned Life Insurance (COLI) is $1 million and $2 million, respectively. Beginning in September 2005, we changed our reinsurance program for our primary term products from coinsurance to renewable term and from 90% to 80% on a first dollar quota share basis. In January 2006, we changed this program from 80% first dollar quota share to an excess of retention program.

Portions of our deferred annuity business have been reinsured on a Modco basis with other companies to limit our exposure to interest rate risks. At
December 31, 2005, the reserves associated with these reinsurance arrangements totaled $2.2 billion. To cover products other than life insurance, we acquire other insurance coverages with retentions and limits that

The Lincoln National Life Insurance Company

8. Restrictions, Commitments and Contingencies (continued)

management believes are appropriate for the circumstances. The accompanying financial statements reflect premiums, benefits and deferred acquisition costs, net of insurance ceded (see Note 5). Our insurance companies remain liable if their reinsurers are unable to meet contractual obligations under applicable reinsurance agreements.

See "Reinsurance Contingencies" above for a discussion of our reinsurance business sold to Swiss Re.

Vulnerability from Concentrations

At December 31, 2005, we did not have a material concentration of financial instruments in a single investee or industry. Our investments in mortgage loans principally involve commercial real estate. At December 31, 2005, 27% of such mortgages, or $1 billion, involved properties located in California and Texas. Such investments consist of first mortgage liens on completed income-producing properties and the mortgage outstanding on any individual property does not exceed $37 million. Also at December 31, 2005, we did not have a concentration of: 1) business transactions with a particular customer or lender; 2) sources of supply of labor or services used in the business or; 3) a market or geographic area in which business is conducted that makes it vulnerable to an event that is at least reasonably possible to occur in the near term and which could cause a severe impact to our financial position.

Although we do not have any significant concentration of customers, our Retirement segment has had a long-standing distribution relationship with American Funds Distributors ("AFD") that is significant to this segment. Prior to 2003, AFD used wholesalers who focus on both American Funds mutual funds as well as American Legacy Variable Annuity products. In 2002, we and AFD agreed to transition the wholesaling of American Legacy to LFD, which was completed in 2003. The American Legacy Variable Annuity product line sold through LFD accounted for about 39%, 33% and 19% of our total gross annuity deposits in 2005, 2004 and 2003, respectively. In addition the American Legacy Variable Annuity product line represents approximately 41% and 38% of our total gross annuity account values at December 31, 2005 and 2004, respectively.

Other Contingency Matters

We are involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of business. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings ultimately will be resolved without materially affecting our consolidated financial position.

We have pursued claims with our liability insurance carriers for reimbursement of certain costs incurred in connection with a class action settlement involving the sale of our non-variable universal life and participating whole life policies issued between January 1, 1981 and December 31, 1998, and the settlement of claims and litigation brought by owners that opted out of the class action settlement. During the fourth quarter of 2002, we settled our claims against three liability carriers on a favorable basis, and settled our claims against a fourth liability insurance carrier on a favorable basis in 2004.

State guaranty funds assess insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. We have accrued for expected assessments net of estimated future premium tax deductions.

Guarantees

We have guarantees with off-balance-sheet risks whose contractual amounts represent credit exposure. Guarantees with off-balance sheet risks having contractual values of $3.8 million and $4.6 million were outstanding at December 31, 2005 and 2004, respectively.

Certain of our subsidiaries have sold commercial mortgage loans through grantor trusts, which issued pass-through certificates. These subsidiaries have agreed to repurchase any mortgage loans which remain delinquent for 90 days at a repurchase price substantially equal to the outstanding principal balance plus accrued interest thereon to the date of repurchase. In case of default on the mortgage loans, we have recourse to underlying real estate. It is management's opinion that the value of the properties underlying these commitments is sufficient that in the event of default, the impact would not be material to us. These guarantees expire in 2009.

Derivative Instruments

We maintain an overall risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate risk, foreign currency risk, equity risk, and credit risk. We assess these risks by continually identifying and monitoring changes in interest rate exposure, foreign currency exposure, equity market exposure, and credit exposure that may adversely impact expected future cash flows and by evaluating hedging opportunities. Derivative instruments that are currently used as part of our interest rate risk management strategy include interest rate swaps and interest rate caps. Derivative instruments that are used as part of our foreign currency risk management strategy include foreign currency swaps. Call options on LNC stock are used as part of our equity market risk management strategy. We also use credit default swaps as part of our credit risk management strategy.

By using derivative instruments, we are exposed to credit and market risk. If the counterparty fails to perform, credit risk is equal to the extent of the fair value gain in the derivative. When the fair value of a derivative contract is positive, this

The Lincoln National Life Insurance Company

8. Restrictions, Commitments and Contingencies (continued)

generally indicates that the counterparty owes us and, therefore, creates a payment risk for us. When the fair value of a derivative contract is negative, we owe the counterparty and therefore we have no payment risk. We minimize the credit (or payment) risk in derivative instruments by entering into transactions with high quality counterparties that are reviewed periodically by us. We also maintain a policy of requiring that all derivative contracts be governed by an International Swaps and Derivatives Association ("ISDA") Master Agreement.

We are required to maintain minimum ratings as a matter of routine practice in negotiating ISDA agreements. Under the majority of ISDA agreements and as a matter of policy, we have agreed to maintain financial strength or claims-paying ratings of S&P BBB and Moody's Baa2. A downgrade below these levels would result in termination of the derivatives contract at which time any amounts payable by us would be dependent on the market value of the underlying derivative contract. In certain transactions, we and the counterparty have entered into a collateral support agreement requiring us to post collateral upon significant downgrade. We are required to maintain long-term senior debt ratings above S&P BBB and Moody's Baa3. We also require for our own protection minimum rating standards for counterparty credit protection. We are required to maintain financial strength or claims-paying ratings of S&P A- and Moody's A3 under certain ISDA agreements, which collectively do not represent material notional exposure. We do not believe the inclusion of termination or collateralization events pose any material threat to our liquidity position.

Market risk is the adverse effect that a change in interest rates, currency rates, implied volatility rates, or a change in certain equity indexes or instruments has on the value of a financial instrument. We manage the market risk by establishing and monitoring limits as to the types and degree of risk that may be undertaken.

Our derivative instruments are monitored by our risk management committee as part of that committee's oversight of our derivative activities. Our derivative instruments committee is responsible for implementing various hedging strategies that are developed through its analysis of financial simulation models and other internal and industry sources. The resulting hedging strategies are then incorporated into our overall risk management strategies.

We have derivative instruments with off-balance-sheet risks whose notional or contract amounts exceed the credit exposure. Outstanding derivative instruments with off-balance-sheet risks, shown in notional or contract amounts along with their carrying value and estimated fair values, are as follows:

                                                                   Assets (Liabilities)
                                                                   -------------------
                                              Notional or Contract  Carrying Value/
                                                   Amounts            Fair Value
                                              -------------------- -------------------
                                                2005       2004      2005       2004
                                               --------  --------   -------   -------
                                                         (in millions)
                                              ----------------------------------------
Interest rate derivative instruments:
Interest rate cap agreements................. $5,450.0   $4,000.0  $   4.8    $   3.8
Interest rate swap agreements................    462.5      445.5      9.0       28.9
                                               --------  --------   -------   -------
  Total interest rate derivative instruments.  5,912.5    4,445.5     13.8       32.7
                                               --------  --------   -------   -------
Foreign currency derivative instruments:
Foreign currency swaps.......................     57.7       41.8     (5.3)      (5.6)
Credit derivative instruments:
Credit default swaps.........................     20.0       13.0       --        0.1
Equity indexed derivative instruments:
Call options (based on LNC stock)............      1.3        1.3     16.6       15.0
Embedded derivatives per SFAS 133............       --         --   (267.8)    (340.8)
                                               --------  --------   -------   -------
  Total derivative instruments*.............. $5,991.5   $4,501.6  $(242.7)   $(298.6)
                                               ========  ========   =======   =======

--------
*Total derivative instruments for 2005 are composed of an asset of $41.4 million and liabilities of $5.9 million and $278.2 million on the Consolidated Balance Sheet in derivative investments, insurance policy and claim reserves and reinsurance related derivative liability, respectively. Total derivative instruments for 2004 are composed of assets of $52.7 and $0.7 million and a liability of $352.0 million on the Consolidated Balance Sheet in derivative instruments, insurance policy and claim reserves and reinsurance related derivative liability, respectively.

The Lincoln National Life Insurance Company

8. Restrictions, Commitments and Contingencies (continued)


A reconciliation of the notional or contract amounts for the significant programs using derivative agreements and contracts is as follows:

                                Interest Rate    Interest Rate  Foreign Currency
                               Cap Agreements   Swap Agreements Swap Agreements
                              ----------------- --------------  ---------------
                                2005     2004    2005    2004    2005     2004
                              -------- -------- ------  ------  ------   -----
                                               (in millions)
                              -------------------------------------------------
 Balance at beginning-of-year $4,000.0 $2,550.0 $445.5  $422.3  $ 41.8   $17.9
 New contracts...............  1,450.0  1,450.0   37.0    50.5    30.0    26.0
 Terminations and maturities.       --       --  (20.0)  (27.3)  (14.1)   (2.1)
                              -------- -------- ------  ------  ------   -----
   Balance at end-of-year.... $5,450.0 $4,000.0 $462.5  $445.5  $ 57.7   $41.8
                              ======== ======== ======  ======  ======   =====

                                        Credit Default Call Options
                                            Swaps      (Based on LNC Stock)
                                        -------------  -------------------
                                         2005    2004   2005       2004
                                        ------  -----    -----     -----
                                               (in millions)
                                        ----------------------------------
           Balance at beginning-of-year $ 13.0  $ 8.0  $ 1.3      $ 1.5
           New contracts...............   20.0   10.0    0.2        0.2
           Terminations and maturities.  (13.0)  (5.0)  (0.2)      (0.4)
                                        ------  -----    -----     -----
             Balance at end-of-year.... $ 20.0  $13.0  $ 1.3      $ 1.3
                                        ======  =====    =====     =====

Accounting for Derivative Instruments and Hedging Activities

As of December 31, 2005 and 2004, we had derivative instruments that were designated and qualified as cash flow hedges and derivative instruments that were not designated as hedging instruments. We did not have derivative instruments that were designated as fair value hedges or hedges of a net investment in a foreign operation. See Note 1 for a detailed discussion of the accounting treatment for derivative instruments. For the years ended
December 31, 2005, 2004 and 2003, we recognized after tax after-DAC net losses of $0, $7.4 million and $1.6 million, respectively, in net income as a component of realized investment gains and losses. These losses relate to the ineffective portion of cash flow hedges, the change in market value for derivative instruments not designated as hedging instruments, and the gain
(loss) on swap terminations. For the years ended December 31, 2005, 2004 and 2003, we recognized after-tax after-DAC losses of $6.4 million, $10.3 million and $7.6 million, respectively, in OCI related to the change in market value on derivative instruments that are designated and qualify as cash flow hedges.

Derivative Instruments Designated in Cash Flow Hedges

Interest Rate Swap Agreements.
We use interest rate swap agreements to hedge our exposure to floating rate bond coupon payments, replicating a fixed rate bond. An interest rate swap is a contractual agreement to exchange payments at one or more times based on the actual or expected price level, performance or value of one or more underlying interest rates. We are required to pay the counterparty the stream of variable interest payments based on the coupon payments from the hedged bonds, and in turn, receives a fixed payment from the counterparty, at a predetermined interest rate. The net receipts/payments from these interest rate swaps are recorded in net investment income. Gains (losses) on interest rate swaps hedging interest rate exposure on floating rate bond coupon payments are reclassified from accumulated OCI to net income as bond interest is accrued.

We also use interest rate swap agreements to hedge our exposure to interest rate fluctuations related to the forecasted purchase of assets for certain investment portfolios. The gains (losses) resulting from the swap agreements are recorded in OCI. The gains (losses) are reclassified from accumulated OCI to earnings over the life of the assets once the assets are purchased. As of December 31, 2005, there were no interest rate swaps hedging forecasted asset purchases.

Foreign Currency Swaps.
We use foreign currency swaps, which are traded over-the-counter, to hedge some of the foreign exchange risk of investments in fixed maturity securities denominated in foreign currencies. A foreign currency swap is a contractual agreement to exchange the currencies of two different countries at a specified rate of exchange in the future. Gains (losses) on foreign currency swaps hedging foreign exchange risk exposure on foreign currency bond coupon payments are reclassified from accumulated OCI to net income as bond interest is accrued. The foreign currency swaps expire in 2006 through 2015.

Call Options on LNC Stock.
We use call options on LNC stock to hedge the expected increase in liabilities arising from stock appreciation rights ("SARs") granted to our agents on LNC stock. Upon option expiration, the payment, if any, is the increase in LNC's stock price over the strike price of the option applied to the number

The Lincoln National Life Insurance Company

8. Restrictions, Commitments and Contingencies (continued)

of contracts. Call options hedging vested SARs are not eligible for hedge accounting and both are marked to market through net income. Call options hedging nonvested SARs are eligible for hedge accounting and are accounted for as cash flow hedges of the forecasted vesting of SAR liabilities. To the extent that the cash flow hedges are effective, changes in the fair value of the call options are recorded in accumulated OCI. Amounts recorded in OCI are reclassified to net income upon vesting of SARs. Our call option positions will be maintained until such time the SARs are either exercised or expire and our SAR liabilities are extinguished. The SARs expire five years from the date of grant.

All Other Derivative Instruments

We use various other derivative instruments for risk management purposes that either do not qualify for hedge accounting treatment or have not currently been qualified by us for hedge accounting treatment. The gain or loss related to the change in market value for these derivative instruments is recognized in current income during the period of change (reported as realized gain (loss) on investments in the Consolidated Statements of Income except where otherwise noted below).

Interest Rate Swap Agreements.
We used a forward starting interest rate swap agreement to hedge our exposure to the forecasted sale of mortgage loans. We were required to pay the counterparty a predetermined fixed stream of payments, and in turn, received payments based on a floating rate from the counterparty. The net receipts/payments from these interest rate swaps were recorded in realized gain
(loss) on investments and derivative instruments. As of December 31, 2005, there were no forward starting interest rate swap agreements.

Interest Rate Cap Agreements.
The interest rate cap agreements, which expire in 2006 through 2010, entitle us to receive quarterly payments from the counterparties on specified future reset dates, contingent on future interest rates. For each cap, the amount of such quarterly payments, if any, is determined by the excess of a market interest rate over a specified cap rate multiplied by the notional amount divided by four. The purpose of our interest rate cap agreement program is to provide a level of protection for our annuity line of business from the effect of rising interest rates. The interest rate cap agreements provide an economic hedge of the annuity line of business. However, the interest rate cap agreements are not linked to assets and liabilities on the balance sheet that meet the significantly increased level of specificity required under SFAS 133. Therefore, the interest rate cap agreements do not qualify for hedge accounting under SFAS 133.

Swaptions.
Swaptions entitled us to receive settlement payments from the counterparties on specified expiration dates, contingent on future interest rates. For each swaption, the amount of such settlement payments, if any, is determined by the present value of the difference between the fixed rate on a market rate swap and the strike rate multiplied by the notional amount. The purpose of our swaption program was to provide a level of protection for its annuity line of business from the effect of rising interest rates. The swaptions provided an economic hedge of the annuity line of business. However, the swaptions were not linked to specific assets and liabilities on the balance sheet that met the significantly increased level of specificity required under SFAS 133. Therefore, the swaptions did not qualify for hedge accounting under SFAS 133. At December 31, 2005, there were no outstanding swaptions.

Credit Default Swaps.
We have purchased credit default swaps to hedge against a drop in bond prices due to credit concerns of certain bond issuers. A credit swap allows us to put the bond back to the counterparty at par upon a credit event by the bond issuer. A credit event is defined as bankruptcy, failure to pay, or obligation acceleration. We have no currently qualified credit default swaps for hedge accounting under SFAS 133 as amounts are insignificant. As of December 31, 2005, we had no outstanding purchased credit default swaps.

We also sell credit default swaps to offer credit protection to investors. The credit default swaps hedge the investor against a drop in bond prices due to credit concerns of certain bond issuers. A credit swap allows the investor to put the bond back to us at par upon a credit event by the bond issuer. A credit event is defined as bankruptcy, failure to pay, or restructuring. As of December 31, 2005, we had credit swaps with a notional amount of $20 million, which expire in 2010.

Call Options on LNC Stock.
As discussed previously in the Cash Flow Hedges section above, we use call options on LNC stock to hedge the expected increase in liabilities arising from SARs granted to our agents on LNC stock. Call options hedging vested SARs are not eligible for hedge accounting treatment under SFAS 133. Mark to market changes are recorded in net income in underwriting, acquisition, insurance and other expenses.

Derivative Instrument Embedded in Deferred Compensation Plan.
We have certain deferred compensation plans that have embedded derivative instruments. The liability related to these plans varies based on the investment options selected by the participants. The liability related to certain investment options selected by the participants is marked to market through net income in underwriting, acquisition, insurance and other expenses.

Derivative Instrument Embedded in Modified Coinsurance Agreements with Funds Withheld Arrangements.
We are involved in various Modco and CFW reinsurance arrangements that have embedded derivatives. The change in fair value of the embedded derivative, as well as the gains or losses on trading securities supporting these arrangements, flows through net income.

Derivative Instrument Embedded in Variable Annuity Products.
We have certain variable annuity products with a GMWB feature that is an embedded derivative. The change in fair value

The Lincoln National Life Insurance Company

8. Restrictions, Commitments and Contingencies (continued)

of the embedded derivatives flows through net income through the benefits line in the Consolidated Statements of Income.

Derivative Instruments Embedded in Available-for-Sale Securities.
We own various debt securities that (a) contain call options to exchange the debt security for other specified securities of the borrower, usually common stock, or (b) contain call options to receive the return on equity-like indexes. The change in fair value of the embedded derivatives flows through net income. These embedded derivatives have not been qualified for hedge accounting treatment under SFAS 133.

We have used certain other derivative instruments in the past for hedging purposes. Although other derivative instruments may have been used in the past, derivative types that were not outstanding from January 1, 2004 through December 31, 2005 are not discussed in this disclosure.

Additional Derivative Information.
Income other than realized gains and losses for the agreements and contracts described above amounted to $13.8 million, $26.0 million and $22.9 million in 2005, 2004 and 2003, respectively. The decrease in income from 2004 to 2005 was primarily because of decreased income on interest rate swaps.

We are exposed to credit loss in the event of nonperformance by counterparties on various derivative contracts. However, we do not anticipate nonperformance by any of the counterparties. The credit risk associated with such agreements is minimized by purchasing such agreements from financial institutions with long-standing, superior performance records. The amount of such exposure is essentially the net replacement cost or market value less collateral held for such agreements with each counterparty if the net market value is in our favor. At December 31, 2005, the exposure was $26.7 million.

--------------------------------------------------------------------------------
9. Fair Value of Financial Instruments


The following discussion outlines the methodologies and assumptions used to determine the estimated fair value of our financial instruments. Considerable judgment is required to develop these fair values. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of our financial instruments.

Fixed Maturity and Equity Securities -- Available-for- Sale and Trading Securities.

Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services. In the case of private placements, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the coupon rate, credit quality and maturity of the investments. The fair values for equity securities are based on quoted market prices.

Mortgage Loans on Real Estate.

The estimated fair value of mortgage loans on real estate was established using a discounted cash flow method based on credit rating, maturity and future income. The ratings for mortgages in good standing are based on property type, location, market conditions, occupancy, debt service coverage, loan to value, caliber of tenancy, borrower and payment record. Fair values for impaired mortgage loans are based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's market price or; 3) the fair value of the collateral if the loan is collateral dependent.

Policy Loans.

The estimated fair value of investments in policy loans was calculated on a composite discounted cash flow basis using Treasury interest rates consistent with the maturity durations assumed. These durations were based on historical experience.

Derivative Instruments.

We employ several different methods for determining the fair value of our derivative instruments. Fair values for these contracts are based on current settlement values. These values are based on: 1) quoted market prices; 2) industry standard models that are commercially available; and 3) broker quotes. These techniques project cash flows of the derivatives using current and implied future market conditions. We calculate the present value of the cash flows to determine the derivatives' current fair market value.

Other Investments, and Cash and Invested Cash.

The carrying value for assets classified as other investments, and cash and invested cash in the accompanying balance sheets approximates their fair value. Other investments include limited partnership investments which are accounted for using the equity method of accounting.

Investment Type Insurance Contracts.

The balance sheet captions, "Insurance Policy and Claims Reserves" and "Contractholder Funds," include investment type insurance contracts (i.e., deposit contracts and certain guaranteed interest contracts). The fair values for the deposit contracts and certain guaranteed interest contracts are based on their approximate surrender values. The fair values for the remaining guaranteed interest and similar contracts are estimated using discounted cash flow calculations. These calculations are based on interest rates currently offered on similar contracts with maturities that are consistent with those remaining for the contracts being valued.

The Lincoln National Life Insurance Company

9. Fair Value of Financial Instruments (continued)


The remainder of the balance sheet captions, "Insurance Policy and Claims Reserves" and "Contractholder Funds" that do not fit the definition of "investment type insurance contracts" are considered insurance contracts. Fair value disclosures are not required for these insurance contracts, nor have we determined the fair value of such contracts. It is our position that not disclosing the fair value of these insurance contracts is important because readers of these financial statements could draw inappropriate conclusions about our shareholder's equity determined on a fair value basis. It could be misleading if only the fair value of assets and liabilities defined as financial instruments are disclosed. We and other companies in the insurance industry are monitoring the related actions of the various rule-making bodies and attempting to determine an appropriate methodology for estimating and disclosing the "fair value" of their insurance contract liabilities.

Short-term and Long-term Debt.

Fair values for long-term debt issues are estimated using discounted cash flow analysis based on our current incremental borrowing rate for similar types of borrowing arrangements. For short-term debt, the carrying value approximates fair value.

Guarantees.

Our guarantees include guarantees related to mortgage loan pass-through certificates. Based on historical performance where repurchases have been negligible and the current status of the debt, none of the loans are delinquent and the fair value liability for the guarantees related to mortgage loan pass-through certificates is insignificant.

Investment Commitments.

Fair values for commitments to make investments in fixed maturity securities (primarily private placements), mortgage loans on real estate and real estate are based on the difference between the value of the committed investments as of the date of the accompanying balance sheets and the commitment date. These estimates take into account changes in interest rates, the counterparties' credit standing and the remaining terms of the commitments.

Separate Accounts.

Assets held in separate accounts are reported at fair value. The related liabilities are also reported at fair value in amounts equal to the separate account assets.

The carrying values and estimated fair values of our financial instruments are as follows:

                                                               Carrying Value Fair Value  Carrying Value Fair Value
                                                               -------------- ----------  -------------- ----------
                                                                          2005                       2004
                                                               -------------------------  -------------------------
                                                                                   (in millions)
                                                               ----------------------------------------------------
Assets (liabilities):
Securities available-for-sale
  Fixed maturities............................................   $ 32,244.7   $ 32,244.7    $ 33,331.5   $ 33,331.5
  Equity......................................................        101.4        101.4         113.7        113.7
Trading securities............................................      2,984.5      2,984.5       2,942.5      2,942.5
Mortgage loans on real estate.................................      3,661.6      3,858.9       3,855.1      4,144.4
Policy loans..................................................      1,857.8      2,003.3       1,864.7      2,020.7
Derivatives Instruments*......................................       (242.7)      (242.7)       (298.6)      (298.6)
Other investments.............................................        423.2        423.2         369.1        369.1
Cash and invested cash........................................      1,961.6      1,961.6       1,237.7      1,237.7
Investment type insurance contracts:
  Deposit contracts and certain guaranteed interest contracts.    (21,270.0)   (21,273.2)    (21,703.9)   (21,758.4)
  Remaining guaranteed interest and similar contracts.........        (13.2)       (13.2)        (45.2)       (46.7)
Short-term debt...............................................        (33.9)       (33.9)        (32.1)       (32.1)
Long-term debt................................................     (1,250.0)    (1,324.3)     (1,297.2)    (1,254.7)
Guarantees....................................................           --           --            --           --
Investment commitments........................................           --           --            --          0.3

--------
*Total derivative instruments for 2005 are composed of an asset of $41.4 million in derivative investments, a $5.9 million liability in insurance policy and claim reserves and a liability of $278.2 million recorded in reinsurance related derivative liability. Total derivative instruments for 2004 are composed of an asset of $53.4 million and a liability of $352.0 million in derivative instruments and reinsurance related derivative liability, respectively.

As of December 31, 2005 and 2004, the carrying value of the deposit contracts and certain guaranteed contracts is net of DAC of $383.2 million and $434.4 million, respectively, excluding adjustments for DAC applicable to changes in fair value of securities. The carrying values of these contracts are stated net of DAC so that they are comparable with the fair value basis.

The Lincoln National Life Insurance Company

--------------------------------------------------------------------------------
10. Segment Information


We have two business segments: Lincoln Retirement and Life Insurance.

The Lincoln Retirement segment, with principal operations in Fort Wayne, Indiana, provides tax-deferred investment growth and lifetime income opportunities for its clients through the manufacture and sale of fixed and variable annuities. Through a broad-based distribution network, Lincoln Retirement provides an array of annuity products to individuals and employer-sponsored groups in all 50 states of the United States. Lincoln Retirement distributes some of its products through our wholesaling unit, LFD, as well as our retail unit, LFA. In addition, Lincoln Retirement has alliances with a variety of unrelated companies where we provide the manufacturing platform for annuity products and the alliance company provides investment management, marketing and distribution.

The Life Insurance segment, with principal operations in Hartford, Connecticut, and additional offices in Fort Wayne, Indiana and Schaumberg, Illinois, focuses on the creation and protection of wealth for its clients through the manufacture and sale of life insurance products throughout the United States. The Life Insurance segment offers universal life, variable universal life, interest-sensitive whole life, corporate owned life insurance, linked-benefit life (a universal life product with a long-term care benefit) and term life insurance. The Life Insurance segment's products are primarily distributed through LFD and LFA.

We report operations not directly related to the business segments and unallocated corporate items (i.e., corporate investment income, interest expense on corporate debt, unallocated overhead expenses, and the operations of LFA and LFD) in Other Operations. The gain resulting from the 2001 indemnity reinsurance transaction with Swiss Re for acquisition of our reinsurance business was deferred and is being amortized into earnings at the rate that earnings on the reinsured business are expected to emerge, over a period of 15 years. The ongoing management of the indemnity reinsurance contracts and the reporting of the deferred gain are reported within our Other Operations.

Financial data by segment for 2003 through 2005 is as follows:

                                         2005      2004      2003
                                       --------  --------  --------
                                               (in millions)
                                       ----------------------------
           Revenue:
           Segment Operating
            Revenue:
             Lincoln Retirement....... $2,138.4  $2,064.1  $1,963.9
             Life Insurance...........  1,923.2   1,937.0   1,905.4
             Other Operations.........  1,144.8     929.5     728.1
             Consolidating
              adjustments.............   (532.4)   (360.3)   (251.3)
             Net realized investment
              results/(1)/............    (16.3)    (45.1)    330.8
             Reserve development net
              of related amortization
              on business sold
              through reinsurance.....      1.3       1.3       3.6
                                       --------  --------  --------
               Total..................  4,659.0   4,526.5   4,680.5
                                       --------  --------  --------
           Net Income:
           Segment Operating Income:
             Lincoln Retirement.......    419.7     370.2     324.3
             Life Insurance...........    277.6     275.2     264.2
             Other Operations.........    (24.7)    (22.3)    (77.7)
             Other Items/(2)/.........    (19.3)    (11.9)    (29.6)
             Net realized investment
              results/(3)/............    (10.6)    (29.4)    215.4
             Reserve development net
              of related amortization
              on business sold
              through reinsurance.....      0.9       0.9     (18.5)
                                       --------  --------  --------
             Income before cumulative
              effect of accounting
              change..................    643.6     582.7     678.1
             Cumulative effect of
              accounting change.......       --     (25.6)   (236.6)
                                       --------  --------  --------
           Net Income................. $  643.6  $  557.1  $  441.5
                                       ========  ========  ========

                                              2005        2004
                                           ----------  ----------
                                                (in millions)
                                           ----------------------
              Assets:
                Lincoln Retirement........ $ 74,777.5  $ 68,280.5
                Life Insurance............   23,901.3    22,803.8
                Other Operations..........   15,306.7    14,224.7
                Consolidating adjustments.       (3.8)       (1.3)
                                           ----------  ----------
              Total....................... $113,981.7  $105,307.7
                                           ==========  ==========

--------
/(1)/Includes realized losses on investments of $20.4 million, $46.7 million and $13.6 million for 2005, 2004 and 2003, respectively; realized gains (losses) on derivative instruments of $(0.6) million, $(11.5) million and $(2.5) million for 2005, 2004 and 2003, respectively; gain on transfer of securities from available-for-sale to trading of $342.9 million for 2003; gain (loss) on reinsurance embedded derivative/trading securities of $4.7 million, $(1.0) million and $4.0 million in 2005, 2004 and 2003, respectively; and gain (loss) on sale of subsidiaries/businesses of $14.1 million for 2004.

The Lincoln National Life Insurance Company

10. Segment Information (continued)

/(2)/Represents restructuring charges.
/(3)/Includes realized losses on investments of $13.2 million, $21.4 million and $8.5 million for 2005, 2004 and 2003, respectively; realized gains (losses) on derivative instruments of $(0.4) million, $(7.4) million and $(1.6) million for 2005, 2004 and 2003, respectively; gain on transfer of securities from available-for-sale to trading of $222.9 million for 2003; gain (loss) on reinsurance embedded derivative/trading securities of $3.0 million, $(0.6) million and $2.6 million for 2005, 2004 and 2003, respectively.

--------------------------------------------------------------------------------
11. Shareholder's Equity


All of the 10 million authorized, issues and outstanding shares of $2.50 par value common stock of LNL are owned by LNC.

Details underlying the balance sheet caption "Net Unrealized Gain on Securities Available-for-Sale," are as follows:

                                                   2005       2004
                                                ---------  ---------
                                                    (in millions)
                                                --------------------
          Fair value of securities
           available-for-sale.................. $32,346.1  $33,445.2
          Cost of securities available-for-sale  31,361.9   31,616.0
                                                ---------  ---------
          Unrealized gain......................     984.2    1,829.2
          Adjustments to deferred acquisition
           costs...............................    (265.9)    (571.6)
          Amounts required to satisfy
           policyholder commitments............     (30.9)     (53.7)
          Foreign currency exchange rate
           adjustment..........................      15.6       17.4
          Deferred income taxes................    (251.3)    (440.1)
                                                ---------  ---------
          Net unrealized gain on securities
           available-for-sale.................. $   451.7  $   781.2
                                                =========  =========

Adjustments to DAC and amounts required to satisfy policyholder commitments are netted against the DAC asset line and included within the insurance policy and claim reserve line on the Consolidated Balance Sheets, respectively.

Details underlying the change in net unrealized gain (loss) on securities available-for-sale, net of reclassification adjustment shown on the Consolidated Statements of Shareholder's Equity are as follows:

                                                 2005    2004   2003
                                               -------  ------ ------
                                                   (in millions)
                                               ----------------------
           Unrealized gains (losses) on
            securities available-for-sale
            arising during the year........... $(478.7) $116.3 $746.8
           Less:
             Reclassification adjustment for
              gains on disposals of prior
              year inventory included in
              net income/ (1)/................    39.4    81.7  205.7
             Federal income tax expense
              (benefit) on
              reclassification................  (188.7)   11.4   23.4
             Transfer from available-for-sale
              to trading securities...........      --      --  342.9
             Federal income tax expense on
              transfer........................      --      --  119.9
                                               -------  ------ ------
           Net change in unrealized gain on
            securities available-for-sale, net
            of reclassifications and federal
            income tax expense................ $(329.4) $ 23.2 $ 54.9
                                               =======  ====== ======

--------
/(1)/The reclassification adjustment for gains (losses) does not include the impact of associated adjustments to DAC and amounts required to satisfy policyholder commitments.

The net unrealized gain (loss) on derivative instruments component of other comprehensive income shown on the Consolidated Statements of Shareholder's Equity is net of Federal income tax expense (benefit) of $4.6 million, $2.9 million, $(3.9) million for 2005, 2004, 2003 respectively, and net of adjustments to DAC of $(7.3) million, $(7.9) million, $(4.5) million for 2005, 2004, 2003 respectively.


--------------------------------------------------------------------------------
12. Restructuring Charges


The following provides details on our restructuring charges. All restructuring charges recorded by us are included in underwriting, acquisition, insurance and other expenses on the Consolidated Statements of Income in the year incurred.

2005 Restructuring Plan
During May 2005, LFA implemented a restructuring plan to realign its field management and financial planning support areas. Total pre-tax restructuring charges incurred during 2005 were $6.9 million. These charges, which are included in Other Operations, included employee severance and termination benefits of $4.1 million and rent on abandoned office space of $2.8 million. The remaining reserves totaled $2.7 million at December 31, 2005. The plan is expected to be completed by the third quarter of 2006, except for lease payments on vacated space which run through 2008.

The Lincoln National Life Insurance Company

12. Restructuring Charges (continued)


2003 Restructuring Plans
In January 2003, the Life Insurance segment announced that it was realigning its operations in Hartford, Connecticut and Schaumburg, Illinois to enhance productivity, efficiency and scalability while positioning the segment for future growth. In February 2003, Lincoln Retirement announced plans to consolidate its fixed annuity operations in Schaumburg, Illinois into Fort Wayne, Indiana. In June 2003, we announced that we were combining our retirement and life insurance businesses into a single operating unit focused on providing wealth accumulation and protection, income distribution and wealth transfer products. In August 2003, we announced additional realignment activities. The following table provides information about the 2003 restructuring plans.

                                                                         Life Insurance Fixed Annuity  Realignment
                                                                          Realignment   Consolidation  June/August
                                                                            Jan 2003      Feb 2003        2003      Total
                                                                         -------------- ------------- ------------  ------
                                                                                           (in millions)
                                                                         -------------------------------------------------
Total charges, net of reversals.........................................  $       25.8  $        4.8  $       84.6  $115.2
                                                                          ------------  ------------  ------------  ------
Amounts incurred through 2004...........................................
  Employee severance and termination benefits...........................  $        7.0  $        1.9  $       28.8  $ 37.7
  Write-off of impaired assets..........................................           1.9            --           2.6     4.5
  Other costs:
    Rent on abandoned office space......................................           6.1           2.2           5.0    13.3
    Other...............................................................           7.4           0.2           1.9     9.5
                                                                          ------------  ------------  ------------  ------
Total Restructuring Charges through 2004 (pre-tax)......................          22.4           4.3          38.3    65.0
Amounts expended through 2004...........................................          21.6           3.9          34.3    59.8
Amounts reversed through 2004...........................................            --            --           1.4     1.4
                                                                          ------------  ------------  ------------  ------
Restructuring reserve at December 31, 2004..............................  $        0.8  $        0.4  $        2.6  $  3.8
                                                                          ------------  ------------  ------------  ------
Amounts incurred in 2005................................................
  Employee severance and termination benefits...........................  $         --  $         --  $        1.6  $  1.6
  Write-off of impaired assets..........................................            --            --          16.5    16.5
  Other costs:
    Rent on abandoned office space......................................            --            --           1.2     1.2
    Other...............................................................           1.4            --           2.1     3.5
                                                                          ------------  ------------  ------------  ------
Total 2005 Restructuring Charges (pre-tax)..............................           1.4            --          21.4    22.8
Amounts expended in 2005................................................           1.4            --          23.3    24.7
                                                                          ------------  ------------  ------------  ------
Restructuring reserve at December 31, 2005..............................  $        0.8  $        0.4  $        0.7  $  1.9
                                                                          ------------  ------------  ------------  ------
Additional amounts expended that do not qualify as restructuring charges
 through 2004...........................................................  $        2.0  $        0.5  $       19.7  $ 22.2
Additional amounts expended that do not qualify as restructuring charges
 for the year ended December 31, 2005...................................  $         --  $         --  $        6.6  $  6.6
Total annual expense savings realized through 2005 (pre-tax)............  $       20.0  $        6.4  $       87.0  $113.4
Expected completion date................................................   4th Quarter   4th Quarter   4th Quarter
                                                                                  2005*         2005*         2005*

--------
*All realignment activities were completed as of December 31, 2005. The remaining reserves primarily relate to future lease payments on exited properties, which will run through 2008.

Pre-tax restructuring charges for the June/August realignment activities for 2005 by segment were as follows: Retirement ($17.4 million), Life Insurance ($3.3 million), and Other Operations ($0.7 million).

Pre-tax restructuring charges, net of amounts reversed in 2004, for the June/August realignment activities for the year ended December 31, 2004 were reported in the following segments: Retirement ($6.2 million), Life Insurance ($0.6 million), and Other Operations ($6.5 million).

Pre-tax restructuring charges for the June/August realignment activities for the year ended December 31, 2003 were reported in the following segments:
Retirement ($16.0 million), Life Insurance ($1.7 million) and Other Operations ($5.9 million).

The Lincoln National Life Insurance Company

13. Transactions with Affiliates


Cash and short-term investments at December 31, 2005 and 2004 include our participation in a cash management agreement with LNC of $226.6 million and $166.7 million, respectively. Related investment income was $6.0 million,
3.3 million and $3.3 million in 2005, 2004 and 2003, respectively. Short-term debt represents notes payable to LNC of $33.9 million and $32.1 million at December 31, 2005 and 2004, respectively. Total interest expense for this short-term debt was $1.3 million, $0.8 million and $1.3 million in 2005, 2004 and 2003, respectively. As shown in Note 5, LNC supplied funding to us totaling $1.250 billion in exchange for surplus notes. The interest expense on these surplus notes was $78.0 million per year in 2005, 2004 and 2003.

A transfer pricing arrangement is in place between LFD and Delaware Management Holdings, Inc. ("DMH") related to the wholesaling of DMH's investment products. As a result, we received fees of $40.8 million, $32.5 million, and $17.7 million from DMH for transfer pricing in 2005, 2004, and 2003.

We paid fees of $72.2 million, $79.2 million and $76.2 million to DMH for investment management services in 2005, 2004 and 2003, respectively.

We provide services to and receive services from affiliated companies plus we receive an allocation of corporate overhead from LNC. This allocation is based on a calculation that utilizes income and equity of the business units. These activities with affiliated companies resulted in net payments of $121.9 million, $101.3 million and $107.0 million in 2005, 2004 and 2003, respectively.

We cede and accept reinsurance from affiliated companies. Prior to the third quarter of 2003, no new reinsurance transactions had been executed between our affiliates and us since the sale of the reinsurance operations to Swiss Re. Those reinsurance deals between our affiliates and us that were in place at the time of the sale continue to be in place as of December 31, 2004. As discussed in Note 6, we entered into a reinsurance arrangement in July 2003 with LNR Barbados to cede certain Guaranteed Benefit risks (including certain GMDB and all GMWB benefits) to LNR Barbados. This treaty was amended in 2004 to cede substantially all GMDB risk to LNR Barbados. During the fourth quarter of 2003, we entered into an additional arrangement with LNR Barbados relating to certain risks for certain UL policies, which resulted from recent actuarial reserving guidelines. During the fourth quarter of 2004, Lincoln Life of New York entered into a similar arrangement with LNR Barbados for its UL policies subject to the recent actuarial guidelines. As of December 31, 2005, 2004 and 2003, all of these transactions are between us and LNR Barbados and us and Lincoln Assurance Limited, an affiliated life insurance company. Premiums in the accompanying Consolidated Statements of Income include premiums on insurance business accepted under reinsurance contracts and exclude premiums ceded to other affiliated companies, as follows:

                                              2005   2004  2003
                                             ------ ------ -----
                                                (in millions)
                                             -------------------
                Insurance assumed........... $   -- $   -- $  --
                Insurance ceded.............  219.0  115.9  64.7
                                             ------ ------ -----
                Net reinsurance premiums and
                 fees....................... $219.0 $115.9 $64.7
                                             ====== ====== =====

The Consolidated Balance Sheets include reinsurance balances with affiliated companies as follows:

                                                       2005    2004
                                                     -------- ------
                                                      (in millions)
                                                     ---------------
           Future policy benefits and claims
            assumed................................. $    2.9 $  4.3
           Future policy benefits and claims
            ceded...................................  1,052.4  965.8
           Amounts recoverable from reinsurers on
            paid and unpaid losses..................     15.9    6.8
           Reinsurance payable on paid losses.......      3.5    1.7
           Funds held under reinsurance treaties-net
            liability...............................    718.5  721.9

Substantially all reinsurance ceded to affiliated companies is with unauthorized companies. To take a reserve credit for such reinsurance, we hold assets from the reinsurer, including funds held under reinsurance treaties, and are the beneficiary on letters of credit aggregating $750.7 million and $464.0 million at December 31, 2005 and 2004, respectively. The letters of credit are issued by banks and represent guarantees of performance under the reinsurance agreement, and are guaranteed by LNC.

--------------------------------------------------------------------------------
14. Subsequent Event

On April 4, 2006, LNC completed its merger with Jefferson-Pilot Corporation. After the merger, LNC offers fixed and variable universal life, fixed and equity indexed annuities, variable annuities, 401(k) and 403(b) offerings, and group life, disability and dental insurance products. The Company also operates television and radio stations.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of The Lincoln National Life Insurance Company

We have audited the accompanying consolidated balance sheets of The Lincoln National Life Insurance Company ("Company") as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholder's equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Lincoln National Life Insurance Company at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 1 and 2 to the consolidated financial statements, in 2004 the Company changed its method of accounting for certain non-traditional long-duration contracts and for separate accounts. Also, as discussed in Note 2 to the consolidated financial statements, in 2003 the Company changed its method of accounting for certain reinsurance arrangements.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
March 24, 2006

                    Lincoln Life Variable Annuity Account N

                           PART C - OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(a) List of Financial Statements

     1. Part A

     The Table of Condensed Financial Information is included in Part A of this Registration Statement. (Not Applicable)

     2. Part B

     The following financial statements for the Variable Account are included in Part B of this Registration Statement:

     Statement of Assets and Liabilities - December 31, 2005
     Statement of Operations - Year ended December 31, 2005
     Statements of Changes in Net Assets - Years ended December 31, 2005 and
     2004
     Notes to Financial Statements - December 31, 2005
     Report of Independent Registered Public Accounting Firm

     3. Part B

     The following consolidated financial statements for the The Lincoln National Life Insurance Company are included in Part B of this Registration Statement:

     Consolidated Balance Sheets - December 31, 2005 and 2004
     Consolidated Statements of Income - Years ended December 31, 2005, 2004, and 2003
     Consolidated Statements of Shareholder's Equity - Years ended December 31, 2005, 2004, and 2003
     Consolidated Statements of Cash Flows - Years ended December 31, 2005, 2004, and 2003
     Notes to Consolidated Financial Statements - December 31, 2005
     Report of Independent Registered Public Accounting Firm

(b) List of Exhibits

(1) Resolutions of the Board of Directors of The Lincoln National Life Insurance Company establishing Separate Account N incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-40937) filed on November 25, 1997.

(2) None

(3) (a) Selling Group Agreement incorporated herein by reference to Post-Effective Amendment No. 3 (File No. 333-40937) filed on April 29, 1999.

   (b) Amendment to Selling Group Agreement incorporated herein by reference to Post-Effective Amendment No. 3 (File No. 333-40937) filed on April 29, 1999.

   (c) Amendment to Schedule A of Selling Group Agreement dated February 14, 2000 incorporated herein by reference to Post-Effective Amendment No. 5 (File No. 333-40937) filed on April 19, 2000.

   (d) Wholesaling Agreement between Lincoln National Life Insurance Company and Delaware Management Holdings incorporated herein by reference to Post-Effective Amendment No. 3 (File No. 333-40937) filed on April 28, 1999.

   (e) Form of Amendment to Wholesaling Agreement incorporated herein by reference to Post-Effective Amendment No. 5 (File No. 333-40937) filed on April 19, 2000.

   (f) Form of Wholesaling Agreement between Lincoln National Life Insurance Company and Lincoln Financial Distributors, Inc. incorporated herein by reference to Post-Effective Amendment No. 6 (File No. 333-40937) filed on April 12, 2001.

   (g) Selling Group Agreement for ChoicePlus Assurance incorporated herein by reference to Post-Effective Amendment No. 11 (File No. 333-36304) filed on April 13, 2004.

   (h) ChoicePlus Selling Agreement for Affiliates incorporated herein by reference to Post-Effective Amendment No. 11 (File No. 333-36304) filed on April 13, 2004.

(4) (a) Annuity Contract (30070-B) incorporated herein by reference to Post-Effective Amendment No. 3 (File No. 333-36304) filed on August 8, 2001.

   (b) Annuity Payment Option Rider (32147) incorporated herein by reference to Post-Effective Amendment No. 3 (File No. 333-36304) filed on August 8, 2001.

   (c) Interest Adjusted Fixed Account Rider (32143) incorporated herein by reference to Post-Effective Amendment No. 3 (File No. 333-36304) filed on August 8, 2001.

   (d) DCA Fixed Account Rider (32145) incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-135039) filed on June 15, 2006.

   (e) Bonus Rider (32146) incorporated herein by reference to Post-Effective Amendment No. 3 (File No. 333-36304) filed on August 8, 2001.

   (f) Persistency Credit Rider (32154) incorporated herein by reference to Post-Effective Amendment No. 3 (File No. 333-36304) filed on August 8, 2001.

   (g IRA Contract Amendment (28877) incorporated herein by reference to Post-Effective Amendment No. 6 (File No. 333-61554) filed on April 24, 2003.

   (h) Roth IRA Endorsement (5305) incorporated herein by reference to Post-Effective Amendment No. 6 (File No. 333-61554) filed on April 24, 2003.

   (i) Variable Annuity Rider (32793) incorporated herein by reference to Post-Effective Amendment No. 8 (File No. 333-36304) filed on April 24, 2003.

   (j) EEB prorate Rider incorporated herein by reference to Post-Effective Amendment No. 8 (File No. 333-36304) filed on April 24, 2003.

   (k) EGMDB prorate Rider (32149 5/03) incorporated herein by reference to Post-Effective Amendment No. 8 (File No. 333-36304) filed on April 24, 2003.

   (l) GOP prorate Rider (32148 5/03) incorporated herein by reference to Post-Effective Amendment No. 8 (File No. 333-36304) filed on April 24, 2003.

   (m) Variable Annuity Rider (32793 HWM 4/04) incorporated herein by reference to Post-Effective Amendment No. 9 (File No. 333-35780) filed on June 9, 2004.

   (n) Variable Annuity Income Rider (i4LA-NQ-PR 9/05) incorporated herein by reference to Post-Effective Amendment No. 12 (File No. 333-35784) filed on June 20, 2005.

   (o) Variable Annuity Income Rider (i4LA-Q-PR 9/05) incorporated herein by reference to Post-Effective Amendment No. 12 (File No. 333-35784) filed on June 20, 2005.

   (p) Guaranteed Income Later Rider (4LATER 2/06) incorporated herein by reference to Post-Effective Amendment No. 23 ( File No. 333-36136) filed on April 4, 2006.

   (q) Guaranteed Income Benefit Rider (GIB 1/06) incorporated herein by reference to Post-Effective Amendment No. 22 (File No. 333-40937) filed on April 18, 2006.

   (r) Guaranteed Income Benefit Rider (IGIB 1/06) incorporated herein by reference to Post-Effective Amendment No. 22 (File No. 333-40937) filed on April 18, 2006.

   (s) Contract Benefit Data (CBD 1/06) incorporated herein by reference to Post-Effective Amendment No. 22 (File No. 333-40937) filed on April 18, 2006.

   (t) Allocation Amendment (AR503 1/06) incorporated herein by reference to Post-Effective Amendment No. 22 (File No. 333-40937) filed on April 18, 2006.

   (u) Variable Annuity Payment Option Rider (I4LA-Q 1/06) incorporated herein by reference to Post-Effective Amendment No. 22 (File No. 333-40937) filed on April 18, 2006.

   (v) Variable Annuity Payment Option Rider (I4LA-NQ 1/06) incorporated herein by reference to Post-Effective Amendment No. 22 (File No. 333-40937) filed on April 18, 2006.

                                      B-2

   (w) Form of Variable Annuity Rider (32793 5/06) incorporated herein by reference to Post-Effective Amendment No. 18 (File No. 333-36304) filed on June 7, 2006.

   (x) Form of Contract Specifications (B Share) incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-135039) filed on June 15, 2006.

   (y) Form of Contract Specifications (Bonus) incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-135039) filed on June 15, 2006.

(5) Application

(6) (a) Articles of Incorporation of The Lincoln National Life Insurance Company incorporated herein by reference to Post-Effective Amendment No. 1 (File No. 333-40937) filed on November 9, 1998.

   (b) By-laws of The Lincoln National Life Insurance Company incorporated herein by reference to Post-Effective Amendment No. 1 (File No. 333-40937) filed on November 9, 1998.

(7) Form of Amended and Restated Automatic Indemnity Reinsurance Agreement dated July 1, 2003 between The Lincoln National Life Insurance Company and Lincoln National Reinsurance Company (Barbados) Limited incorporated herein by reference to Post-Effective Amendment No. 29 (File No. 333-36316) filed on September 26, 2006.

(8) (a) Fund Participation Agreements and Amendments between The Lincoln National Life Insurance Company and:

     (i) AllianceBernstein Variable Products Series Fund incorporated herein by reference to Post-Effective Amendment No. 17 (File No. 333-36304) filed on April 20, 2006.

     (ii) American Century Variable Products incorporated herein by reference to Post-Effective Amendment No. 17 (File No. 333-36304) filed on April 20, 2006.

     (iii) American Funds Insurance Series incorporated herein by reference to Post-Effective Amendment No. 17 (File No. 333-36304) filed on April 20, 2006.

     (iv) Baron Capital Funds Trust incorporated herein by reference to Post-Effective Amendment No. 17 (File No. 333-36304) filed on April 20, 2006.

     (v) Delaware VIP Trust incorporated herein by reference to Post-Effective Amendment No. 17 (File No. 333-36304) filed on April 20, 2006.

     (vi) DWS (formerly Scudder) Investments VIT Funds incorporated herein by reference to Post-Effective Amendment No. 17 (File No. 333-36304) filed on April 20, 2006.

     (vii) Fidelity Variable Insurance Products Fund incorporated herein by reference to Post-Effective Amendment No. 17 (File No. 333-36304) filed on April 20, 2006.

     (viii) Franklin Templeton Variable Insurance Products Trust incorporated herein by reference to Post-Effective Amendment No. 17 (File No. 333-36304) filed on April 20, 2006.

     (ix) Lincoln Variable Insurance Products Trust incorporated herein by reference to Post-Effective Amendment No. 17 (File No. 333-36304) filed on April 20, 2006.

     (x) MFS Variable Insurance Trust incorporated herein by reference to Post-Effective Amendment No. 17 (File No. 333-36304) filed on April 20, 2006.

     (xi) Neuberger Berman Advisers Management Trust incorporated herein by reference to Post-Effective Amendment No. 17 (File No. 333-36304) filed on April 20, 2006.

   (b) (i) Service Agreement between Delaware Management Holdings, Inc., Delaware Services Company, Inc. and Lincoln National Life Insurance Company is incorporated herein by reference to Post-Effective Amendment No. 21 on Form N-1A (File No. 2-80741) filed on April 10, 2000.

     (ii) Amendment to Service Agreement between Delaware Management Holdings, Inc., Delaware Services Company, Inc. and Lincoln National Life Insurance Company is incorporated herein by reference to Post-Effective Amendment No. 10 (File No. 333-40937) filed on April 9, 2002.

     (iii) Form of Amendment to Service Agreement between Delaware Management Holdings, Inc., Delaware Services Company, Inc. and Lincoln National Life Insurance Company is incorporated herein by reference to Post-Effective Amendment No. 15 (File No. 333-04999) filed April 12, 2006.

                                      B-3
(9) Opinion and Consent of Mary Jo Ardington, Senior Counsel of The Lincoln National Life Insurance Company as to the legality of securities being issued incorporated herein by reference to Pre-Effective Amendment No. 1 (File No. 333-135039) filed on August 25, 2006.

(10) (a) Consent of Independent Registered Public Accounting Firm

     (b) Power of Attorney - Principal Officers and Directors of The Lincoln National Life Insurance Company incorporated herein by reference to Pre-Effective Amendment No. 1 (File No. 333-135039) filed on August 25, 2006.

(11) Not applicable

(12) Not applicable

(13) Not applicable

(14) Not applicable

(15) Organizational Chart of the Lincoln National Insurance Holding Company System incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-135039) filed on June 15, 2006.

Item 25. Directors and Officers of the Depositor

   The following list contains the officers and directors of The Lincoln National Life Insurance Company who are engaged directly or indirectly in activities relating to Lincoln Life Variable Annuity Account N as well as the contracts. The list also shows The Lincoln National Life Insurance Company's executive officers.

Name                          Positions and Offices with Depositor
---------------------------   -------------------------------------------------------------
Kelly D. Clevenger*           Vice President
Frederick J. Crawford**       Chief Financial Officer and Director
Christine S. Frederick***     Vice President and Chief Compliance Officer
Dennis R. Glass**             President and Director
Mark E. Konen***              Senior Vice President and Director
Barbara Kowalczyk**           Director
See Yeng Quek****             Senior Vice President, Chief Investment Officer and Director
Dennis L. Schoff**            Senior Vice President and General Counsel
Rise' C.M. Taylor*            Treasurer and Vice President
Westley V. Thompson***        Senior Vice President and Director
C. Suzanne Womack**           Secretary and Second Vice President

          * Principal business address is 1300 South Clinton Street, Fort Wayne, Indiana 46802
         ** Principal business address is Center Square West Tower, 1500 Market Street-Suite 3900, Philadelphia, PA 19102-2112
        *** Principal business address is 350 Church Street, Hartford, CT 06103 **** Principal business address is One Commerce Square, 2005 Market
Street, 39th Floor, Philadelphia, PA 19103-3682

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

     See Exhibit 15: Organizational Chart of the Lincoln National Insurance Holding Company System.

Item 27. Number of Contractowners

As of July 31, 2006 there were 72,023 contract owners under Account N.

Item 28. Indemnification

     (a) Brief description of indemnification provisions.

     In general, Article VII of the By-Laws of The Lincoln National Life Insurance Company (Lincoln Life) provides that Lincoln Life (Reg. TM) will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of Lincoln Life (Reg. TM), as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or act opposed to the best interests of, Lincoln Life (Reg. TM). Certain additional conditions apply to indemnification in criminal proceedings.

     In particular, separate conditions govern indemnification of directors, officers, and employees of Lincoln Life (Reg. TM) in connection with suits by, or in the right of, Lincoln Life (Reg. TM).

     Please refer to Article VII of the By-Laws of Lincoln Life (Reg. TM) (Exhibit no. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, Indiana law.
                                      B-4
     (b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933:

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriter

   (a) Lincoln Life currently serves as Principal Underwriter for: Lincoln National Variable Annuity Fund A (Group & Individual); Lincoln National Variable Annuity Account C; Lincoln National Flexible Premium Variable Life Account D; Lincoln National Variable Annuity Account E; Lincoln National Flexible Premium Variable Life Account F; Lincoln National Flexible Premium Variable Life Account G; Lincoln National Variable Annuity Account H; Lincoln Life Flexible Premium Variable Life Account J; Lincoln Life Flexible Premium Variable Life Account K; Lincoln National Variable Annuity Account L; Lincoln Life Flexible Premium Variable Life Account M; Lincoln Life Variable Annuity Account N; Lincoln Life Variable Annuity Account Q; Lincoln Life Flexible Premium Variable Life Account R; Lincoln Life Flexible Premium Variable Life Account S; Lincoln Life Variable Annuity Account T; Lincoln Life Variable Annuity Account W; and Lincoln Life Flexible Premium Variable Life Account Y.

     (b) See Item 25.

     (c) N/A

Item 30. Location of Accounts and Records

All accounts, books, and other documents, except accounting records, required to be maintained by Section 31a of the 1940 Act and the Rules promulgated thereunder are maintained by The Lincoln National Life Insurance Company, 1300 South Clinton Street, Fort Wayne, Indiana 46802. The accounting records are maintained by Delaware Management Company, One Commerce Square, 2005 Market Street, Philadelphia, Pennsylvania 19103.

Item 31. Management Services

Not Applicable.

Item 32. Undertakings

   (a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

   (b) Registrant undertakes that it will include either (1) as part of any application to purchase a Certificate or an Individual Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or a similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

   (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Lincoln Life (Reg. TM) at the address or phone number listed in the Prospectus.

   (d) Lincoln Life (Reg. TM) hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Life (Reg. TM).

   (e) Registrant hereby represents that it is relying on the American Council of Life Insurance (avail. Nov. 28, 1988) no-action letter with respect to Contracts used in connection with retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code, and represents further that it will comply with the provisions of paragraphs
      (1) through (4) set forth in that no-action letter.

                                      B-5

                                   SIGNATURES

a) As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Pre-Effective Amendment No. 2 Registration Statement to be signed on its behalf, in the City of Fort Wayne, and State of Indiana on this 11th day of October, 2006.

      Lincoln Life Variable Annuity Account N (Registrant)
      Lincoln ChoicePlus Design

      By:   /s/ Robert L. Grubka
            ------------------------------------
            Robert L. Grubka
            Second Vice President, The Lincoln National Life Insurance Company
            (Title)

      THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
      (Depositor)

      By:   /s/ Heather Dzielak
            ------------------------------------
            Heather Dzielak
            (Signature-Officer of Depositor)
            Senior Vice President, The Lincoln National Life Insurance Company
            Title)

(b) As required by the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in their capacities indicated on October 11, 2006.


Signature                        Title
*                                President and Director (Principal Executive Officer)
------------------------------
Dennis Glass
*                                Chief Financial Officer and Director (Principal Financial
------------------------------   Officer/Principal Accounting Officer)
Frederick J. Crawford
*                                Senior Vice President and Director
------------------------------
Mark E. Konen
*                                Senior Vice President and Director
------------------------------
Westley V. Thompson
*                                Director
------------------------------
Barbara S. Kowalczyk
*                                Senior Vice President and Director
------------------------------
See Yeng Quek

*By:/s/ Robert L. Grubka         Pursuant to a Power of Attorney
 ---------------------------
  Robert L. Grubka


                                      B-6